As filed with the Securities and Exchange Commission on March 22, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WP PRISM INC.*

(Exact name of registrant as specified in its charter)

Delaware	3851	26-1188111
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Global Eye Health Center

1400 North Goodman Street

Rochester, NY 14609

(585) 338-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

A. Robert D. Bailey, Esq.

Executive Vice President, General Counsel and Secretary

WP Prism Inc.

Global Eye Health Center

1400 North Goodman Street

Rochester, NY 14609

(585) 338-6247

(Name, address, including zip code, and telephone number, including area code, of agent for service)

(Copies of all communications, including communications sent to agent for service)

Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	William V. Fogg, Esq. Craig F. Arcella, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1131

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common stock, par value $0.01 per share	$100,000,000	$ 13,640

(1)	Includes shares to be sold upon exercise of the underwriters’ overallotment option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(3)	Calculated pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*	WP Prism Inc. is the registrant filing this Registration Statement with the Securities and Exchange Commission. Prior to the date of the effectiveness of the Registration Statement, WP Prism Inc. will be renamed Bausch & Lomb Holdings Incorporated. The securities issued to investors in connection with this offering will be shares of common stock in Bausch & Lomb Holdings Incorporated.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 22, 2013

PROSPECTUS

             Shares

Bausch & Lomb Holdings Incorporated

Common Stock

This is an initial public offering of common stock of Bausch & Lomb Holdings Incorporated. We are selling              shares of our common stock. After this offering, affiliates of Warburg Pincus, LLC and certain other investors, including members of our management, will own approximately     % of our common stock, or     % if the underwriters’ overallotment option is fully exercised.

No public market currently exists for our common stock. The estimated initial public offering price is between $         and $         per share. We intend to apply to list our common stock on the              under the symbol “            ”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

The selling stockholders identified in this prospectus have granted the underwriters the right to purchase for a period of 30 days up to              additional shares of our common stock at the public offering price, less the underwriting discount, for the purpose of covering overallotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2013.

J.P. Morgan	BofA Merrill Lynch	Citigroup

Barclays	Credit Suisse	Goldman, Sachs & Co.	Morgan Stanley	UBS Investment Bank

The date of this prospectus is                     , 2013.

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. Neither we, the selling stockholders nor the underwriters have authorized anyone to give you any other information, and neither we, the selling stockholders nor the underwriters take any responsibility for any other information that others may give you. Neither we, the selling stockholders nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

We have a number of registered marks in various jurisdictions (including the United States), and we have applied to register a number of other marks in various jurisdictions. The trademarks of Bausch & Lomb Holdings Incorporated and its subsidiary companies are italicized throughout this prospectus. See “Business—Intellectual Property.” All other brands or product names are trademarks of their respective owners.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock.

Unless the context suggests otherwise, references in this prospectus to “Bausch + Lomb,” the “Company,” “we,” “us,” and “our” refer to Bausch & Lomb Holdings Incorporated and its consolidated subsidiaries. See “—Corporate and Other Information” below for more information. References in this prospectus to “Warburg Pincus” refer to Warburg Pincus, LLC. For certain industry and other terms, investors are referred to the section entitled “Glossary of Industry and Other Terms” beginning on page 170. The historical financial statements of Bausch & Lomb Holdings Incorporated included in this prospectus have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Our Company

We are a leading global eye health company. We are solely focused on protecting, enhancing, and restoring people’s eyesight. Over our 160-year history, Bausch + Lomb has become one of the most widely recognized and respected eye health brands in the world. We globally develop, manufacture and market one of the most comprehensive product portfolios in our industry. Our ability to deliver a broad, complementary portfolio of products to eye care professionals, patients and consumers enables us to address a full spectrum of eye health needs.

Through our three business units—pharmaceuticals, vision care and surgical—we offer products such as branded and generic prescription ophthalmic pharmaceuticals, over-the-counter (“OTC”) ophthalmic medications, ophthalmic nutritional products, contact lenses and lens care solutions, as well as products that are used in cataract, vitreoretinal, refractive and other ophthalmic surgical procedures. Our sales organization of over 3,700 employees markets our diversified product portfolio of more than 300 products in over 100 countries. For the year ended December 29, 2012, we generated net sales of $3.0 billion, a net loss of $68.3 million and Adjusted EBITDA of $643.1 million. See “—Summary Historical Consolidated Financial Data” for our definition of Adjusted EBITDA, why we present Adjusted EBITDA and a reconciliation of our Adjusted EBITDA to net loss.

The global eye health market is large, dynamic and growing. A leading independent consulting firm estimates that this market will grow from $36 billion of sales in 2011 to more than $48 billion of sales in 2017, at a compound annual growth rate (“CAGR”) of approximately 5%. We believe growth will be driven by multiple factors and trends, including an aging global population, the rapid growth of the middle class in emerging markets, the increasing global prevalence of diabetes, which has a strong correlation with severe ocular conditions, advancements in technology and innovation, which create opportunity to address previously undertreated conditions, and the resilience of the eye health market to volatility and government reimbursement pressures. As a result, there is growing demand for eye health products and services across each of the three business segments in which we compete.

Our Ongoing Business Transformation

Since 2007, we have been executing an operational and financial transformation. This transformation began with our acquisition by investment funds affiliated with or managed by Warburg Pincus, LLC and Welsh, Carson, Anderson & Stowe (the “Principal Stockholders”). It was accelerated with the arrival of our current management team in 2010 and the implementation of a multi-year turnaround plan that we refer to as the “Action Agenda,” which consists of three distinct phases: “Strengthen and Build,” “Accelerate,” and “Breakthrough.” We are currently in the Accelerate phase—about midway through our turnaround plan. As a result of our work to date, we have strengthened our business, increased revenue growth and expanded margins by:

•	Developing a unified and streamlined global business model

•	Investing in global commercial and manufacturing capabilities

•	Expanding geographically in developed and emerging markets

•	Creating a differentiated approach to new product innovation

Through these and other actions, we have generated net sales growth at a CAGR of 9% and Adjusted EBITDA growth at a CAGR of 17% over the two years ended December 29, 2012. We believe our investments in sales, marketing and new product development provide the foundation upon which we will further drive the continued transformation of our company.

Our Competitive Strengths

We believe our sole focus on eye health and our following strengths provide us with a number of long-term competitive advantages:

•

Diversified revenues and limited public pay exposure. Our product portfolio contains more than 300 products and our net sales in 2012 were balanced across several geographies. Our varied distribution channels ranging from individual eye health practitioners to pharmacies to hospitals help us reach a broad set of customers. As a result, no one product, geography or customer comprises a significant part of our business. In addition, in 2012 approximately 80% of our net sales were private (non-governmental) pay.

•

Global reach, scale and emerging market strength. We have an industry-leading global footprint with a worldwide sales organization of more than 3,700 employees and products sold in more than 100 countries around the world. Emerging markets represented 25% of our net sales for 2012 and we believe we are well-positioned in several principal emerging markets, including Brazil, China, India and Russia.

•

Strong pipeline and sustainable new product flow. As a result of our new approach to innovation, we believe we have created the strongest pipeline of products in the history of our company. We have been able to build a balanced and robust pipeline of late, mid, and early stage programs across all three of our business units, and we expect our new approach to maximize our return on the capital we invest in innovation.

•

Globally recognized brand with 160-year heritage. Bausch + Lomb has long been associated with the most significant advances in eye health, and we believe our brand is synonymous with eye care among consumers and professionals around the world. Over the past several years, we have continued to invest in our company and product brands.

•	Proven executive leadership and a highly motivated workforce. Over the last few years, we have assembled a very experienced and accomplished senior management team and other executives comprised of Bausch + Lomb, industry and regional veterans and have refocused our workforce on customers and modeled and rewarded high-performance behaviors. Our senior management team consists of 15 executives who each have, on average, 20 years of healthcare industry experience.

Our Growth Strategy

We intend to continue to grow our business by pursuing the following core strategies:

•

Increase global reach of existing product portfolio. We will continue our efforts to bring all three of our business units into commercially viable markets where one or more of our business units already have critical infrastructure in place. We also intend to use our growing global regulatory and commercial capabilities to accelerate the approvals and launches of new and existing products in markets where they have significant potential.

•

Leverage the shared strengths of our business units. We will continue to leverage the combined expertise, market presence and customer relationships of our three business units to maximize product development and sales and marketing opportunities. Recently launched initiatives, such as a single Customer Relationship Management (“CRM”) platform and the cross-selling benefits that have arisen as a result, have produced and are expected to produce significant opportunities going forward.

•

Access and deliver innovative new products and expand our pipeline. We believe that our substantial pipeline investments over the past several years will result in significant new product flow across each of our business units. We believe that our current launch and late stage pipeline, which includes next generation silicone hydrogel contact lenses and a laser-guided cataract surgery platform, targets market opportunities exceeding $1.4 billion.

•

Build on existing strength in emerging markets. Our business in emerging markets grew 11% in 2012. We expect that our long operating history in these countries, strong brand, existing infrastructure, growing direct presence and country specific product portfolio will make us well positioned in these highly attractive markets.

•

Focus on our partnership with customers. Our goal is to utilize our singular focus on eye health to better understand the changing needs of our customers. We will continue to invest in initiatives that bring us closer to our customers, such as partnering with them to develop our future products, clinician training, sales and marketing efforts and customer service.

•

Leverage infrastructure investments to improve operating margins and cash flow. With the organizational and infrastructure investments made over the last several years, we believe we have a global platform that can support continued expansion across developed and emerging markets. Our operational efficiency programs have generated approximately $300 million in annualized savings, much of which have been reinvested in customer-facing personnel and activities, and we will continue to implement efficiency initiatives in recently acquired businesses.

Recent Developments

On March 15, 2013, our board of directors declared a cash dividend of $7.40 per share on our outstanding common stock, resulting in total distributions to our stockholders of $772 million ($758 million to our Principal Stockholders and $14 million to our other stockholders). We refer to this cash dividend as the “March 2013 Dividend.” The March 2013 Dividend was payable March 19, 2013. Our board of directors decided to pay the March 2013 Dividend based on, among other factors, our strong business performance, the deleveraging of our business, the favorable credit environment at the time and cash generation in excess of our business needs.

On March 19, 2013, we borrowed $700 million under a new senior unsecured term loan facility. On the same date, our wholly owned operating subsidiary borrowed $100 million under its revolving credit facility and subsequently distributed $83 million to us. We refer to these borrowings as the “March 2013 Financing.” The declaration and payment of the March 2013 Dividend was financed by the March 2013 Financing. We expect to use a substantial portion of the net proceeds from this offering to repay the $700 million borrowed under the senior unsecured term loan facility in the March 2013 Financing. See “Use of Proceeds.”

In connection with the payment of the March 2013 Dividend and this offering, we modified or will modify, as applicable, on or shortly following the closing of this offering the terms of certain stock-based compensation awards held by current and former employees and directors, including (1) by making a cash payment in respect of, and adjusting the exercise price of, certain vested time-based stock options, (2) by reducing the exercise price of all other stock options, (3) in respect of the outstanding restricted stock, by adjusting the market-based vesting condition and paying dividends subject to the underlying vesting conditions and (4) by making a cash payment in cancellation of, and granting replacement options in respect of, certain performance-based options. See “Compensation Discussion and Analysis—Adjustments to Equity Awards.”

Over the past several years, we have made several acquisitions and investments. In January 2013, we purchased all the remaining outstanding shares in our joint venture TPV. The TPV team joined our surgical business, and its femtosecond and excimer laser platforms for cataract and refractive surgery broadened our already robust product portfolio and new product pipeline. In June 2012, we completed our acquisition of ISTA Pharmaceuticals, Inc. (“ISTA”), a leading pharmaceutical company and manufacturer of topical eye medicines in the United States. Our acquisition of ISTA added a portfolio of non-steroidal anti-inflammatory, allergy, glaucoma and spreading agents to our existing prescription ophthalmology and OTC eye health products. In December 2011, we acquired all outstanding stock of Laboratorio Pförtner Cornealent SACIF, the controlling entity of Waicon, which is the Argentinean market leader in contact lenses and lens care products.

Our Principal Stockholders

Following the completion of this offering, the Principal Stockholders will own approximately     % of our common stock, or     % if the underwriters’ overallotment option is fully exercised. Investment funds affiliated with or managed by Warburg Pincus will own approximately     % of our common stock, or     % if the underwriters’ overallotment option is fully exercised, and investment funds affiliated with or managed by Welsh, Carson, Anderson & Stowe (“WCAS”) will own     % of our common stock, or     % if the underwriters’ overallotment option is fully exercised.

Warburg Pincus LLC is a leading global private equity firm focused on growth investing. The firm has more than $30 billion in assets under management. Its active portfolio of more than 125 companies is highly diversified by stage, sector and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 13 private equity funds which have invested more than $40 billion in approximately 650 companies in more than 30 countries. The firm is headquartered in New York with offices in Amsterdam, Beijing, Frankfurt, Hong Kong, London, Luxembourg, Mauritius, Mumbai, San Francisco, Sao Paulo and Shanghai. After this offering, Warburg Pincus will indirectly own shares sufficient for the majority vote over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to Our Organization and Structure.”

Corporate and Other Information

Our business was founded in 1853 and incorporated in the State of New York in 1908 (“Old Bausch + Lomb”). From December 1958 to October 2007, Old Bausch + Lomb’s common stock traded under the symbol “BOL” on the NYSE and was registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In October 2007, Old Bausch + Lomb de-listed its common stock from the NYSE and terminated its registration under the Exchange Act in connection with its acquisition by the Principal Stockholders. To effect the acquisition, a subsidiary of a Delaware corporation wholly owned by the Principal Stockholders merged with and into Old Bausch + Lomb. Old Bausch + Lomb continued as the surviving company after the merger.

Prior to the effectiveness of the registration statement of which this prospectus is a part, the Delaware corporation was renamed Bausch & Lomb Holdings Incorporated (“New Bausch + Lomb”). New Bausch + Lomb is the registrant that has filed the registration statement of which this prospectus is a part with the Securities and Exchange Commission (“SEC”). Old Bausch + Lomb, which is the operating entity, is a wholly owned subsidiary of New Bausch + Lomb. Unless the context suggests otherwise, references in this prospectus to “Bausch + Lomb,” the “Company,” “we,” “us,” and “our” refer to New Bausch + Lomb and its consolidated subsidiaries, which includes Old Bausch + Lomb.

Our executive offices are located at Global Eye Health Center, 1400 North Goodman Street, Rochester, New York 14609 and our telephone number is (585) 338-6000. Our Internet website address is www.bausch.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Risk Factors

Investing in our common stock involves a high degree of risk. These risks are discussed in more detail in “Risk Factors” beginning on page 13, and you should carefully consider these risks before making a decision to invest in our common stock. The following is a summary of some of the principal risks we believe we face:

•	the impact of competition and new medical and technological developments in our markets;

•	failure to yield new products that achieve commercial success;

•	enactment of new regulations or changes in existing regulations related to the research, development, testing and manufacturing of our products;

•	failure to comply with post-approval legal and regulatory requirements for our products;

•	further concentration of sales with large wholesale and retail customers or fluctuations in their buying patterns;

•	failure to maintain our relationships with healthcare providers who recommend our products to their patients;

•	product recalls or voluntary market withdrawals;

•	interruptions to our manufacturing operations, distribution operations or supply of materials from independent suppliers;

•	international operations risks associated with conducting the majority of our business outside the United States; and

•	changes in market acceptance of our products due to inadequate reimbursement for such products or otherwise.

The Offering

Common stock we are offering	shares

Common stock to be issued and outstanding after this offering	shares

Overallotment option	The selling stockholders have granted the underwriters an option, for a period of 30 days, to purchase up to additional shares of our common stock on the same terms and conditions as set forth on the front cover of this prospectus to cover overallotments, if any.

Use of proceeds by us	We estimate that the net proceeds to us from the sale of shares in this offering, after deducting the estimated underwriting discount and offering expenses payable by us, will be approximately $ million, assuming the shares are offered at $ per share, which is the midpoint of the price range set forth on the front cover page of this prospectus.

We expect to use a substantial portion of the net proceeds to repay the $700 million borrowed under the senior unsecured term loan facility in the March 2013 Financing and to make a cash payment of approximately $ regarding the cancellation of certain performance-based options. We expect to use any remaining proceeds for working capital and other general corporate purposes, which may include funding strategic acquisitions and repayment of other indebtedness. We will not receive any proceeds resulting from any exercise by the underwriters of the overallotment option to purchase additional shares from the selling stockholders. As a result, a significant portion of the proceeds of this offering will not be invested in our business.

See “Use of Proceeds.”

Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business and the repayment of indebtedness. See “Dividend Policy.”

Risk factors	You should read the section entitled “Risk Factors” beginning on page 13 for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Stock exchange symbol	“ ”

Conflicts of Interest

Affiliates of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., the joint book running managers for this offering, may receive more than 5% of the net proceeds of this offering in connection with the repayment of the $700 million borrowed under the senior unsecured term loan facility in the March 2013 Financing. Accordingly, the offering is being conducted in accordance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Conduct Rules because certain of the underwriters will have a “conflict of interest” pursuant to Rule 5121. In accordance with Rule 5121,                      is acting as the qualified independent underwriter in the offering. Any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. See “Underwriting.”

The number of shares of common stock to be issued and outstanding after the completion of this offering is based on             shares of common stock issued and outstanding as of                     , 2013 and excludes an additional              shares reserved for issuance under the WP Prism Inc. Management Stock Option Plan,              of which              remain available for grant.

Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the front cover page of this prospectus; and

•	assumes no exercise by the underwriters of their option to purchase an additional shares of common stock from the selling stockholders identified in this prospectus to cover overallotments.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables summarize consolidated financial information of Bausch & Lomb Holdings Incorporated. You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

The summary consolidated statement of operations, cash flow and other operating data for the years ended December 25, 2010, December 31, 2011 and December 29, 2012 and the summary consolidated balance sheet data at December 31, 2011 and December 29, 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data at December 25, 2010 has been derived from our audited financial statements not included in this prospectus.

	Year Ended
Dollar Amounts in Millions, Except Share and Per Share Data	December 25, 2010	December 31, 2011	December 29, 2012
Statement of Operations Data:
Net Sales:(1)
Pharmaceuticals	$937.2	$1,110.1	$1,288.0
Vision Care	1,155.1	1,225.4	1,241.5
Surgical	484.6	509.9	508.1

	2,576.9	2,845.4	3,037.6
Costs and Expenses:
Cost of products sold	1,052.3	1,087.9	1,162.3
Selling, general and administrative	1,128.3	1,209.7	1,410.4
Research and development	220.2	235.4	227.4
Goodwill impairment(2)	139.2	156.0	—

Operating Income	36.9	156.4	237.5

Other Expense (Income):
Interest expense and other financing costs	180.9	169.3	246.0
Interest and investment income	(3.8)	(3.1)	(4.0)
Foreign currency, net	1.6	9.1	9.8

Loss before Income Taxes and Equity in Losses of Equity Method Investee	(141.8)	(18.9)	(14.3)
Provision for income taxes	33.4	76.5	27.0
Equity in losses of equity method investee	17.8	20.8	24.1

Net Loss	(193.0)	(116.2)	(65.4)
Net income attributable to noncontrolling interest	3.0	7.7	2.9

Net Loss Attributable to Bausch & Lomb Holdings Incorporated	$(196.0)	$(123.9)	$(68.3)

Per Share (Basic and Diluted):
Net Loss Attributable to Bausch & Lomb Holdings Incorporated	$(1.89)	$(1.19)	$(0.66)

Weighted average shares outstanding (000s)	103,472	103,889	104,159

Pro forma Net Loss Attributable to Bausch & Lomb Holdings Incorporated (unaudited)

Pro forma weighted average shares outstanding (000s) (unaudited)

(1)	Reported sales include revenues associated with products acquired from ISTA ($86.1 million) and Waicon ($22.0 million in 2012 and $1.8 million in 2011).
(2)	Goodwill impairment charge recorded in 2011 relates to the surgical segment’s Americas reporting unit and the charge in 2010 relates to the surgical segment’s Europe reporting unit.

	Year Ended
Dollar Amounts in Millions	December 25, 2010	December 31, 2011	December 29, 2012
Balance Sheet Data (at period end):
Cash and cash equivalents	$150.4	$148.5	$359.2
Total Assets	5,160.6	5,086.4	5,956.8
Total Debt (including current portion of Long-Term Debt)	2,739.1	2,697.3	3,303.7
Total Bausch & Lomb Holdings Incorporated Shareholders’ Equity	1,002.0	879.8	794.8

	Year Ended
Dollar Amounts in Millions	December 25, 2010	December 31, 2011	December 29, 2012
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$72.6	$265.7	$320.5
Investing activities	(161.1)	(232.0)	(611.1)
Financing activities	32.9	(36.3)	492.8

	Year Ended
Dollar Amounts in Millions	December 25, 2010		December 31, 2011		December 29, 2012
Other Operating Data:
Capital expenditures	$86.7		$132.2		$119.8
EBITDA (1)	218.2		319.9		429.5
Adjusted EBITDA (1)(2)	471.9		558.9		643.1
Cash paid for interest	183.6		164.8		147.9
Ratio of net total debt to Adjusted EBITDA (1)(2)(3)	5.5	x	4.6	x	4.6	x
Ratio of Adjusted EBITDA to cash paid for interest(1)(2)(4)	2.6	x	3.4	x	4.3	x

(1)

EBITDA means net loss before interest expense and other financing costs (net of interest and investment income), provision for income taxes, net income attributable to noncontrolling interest and depreciation and amortization. We have also presented Adjusted EBITDA. Adjusted EBITDA means EBITDA further adjusted to exclude certain items. We use EBITDA and Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our GAAP results and the following reconciliation, we believe provide a more complete understanding of factors and trends affecting our business than GAAP measures alone. EBITDA and Adjusted EBITDA assist in comparing our operating performance on a consistent basis because they remove the impact of our capital structure (primarily interest charges and amortization of debt issuance costs), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes) from our operations. We use Adjusted EBITDA as a supplemental measure to assess our performance because it excludes certain equity compensation expenses, and certain other costs. EBITDA and Adjusted EBITDA serve as measures in evaluating annual incentive compensation awards to our employees and senior executives and for the calculation of financial covenants in our credit facilities. We present EBITDA and Adjusted EBITDA because we believe they are useful for investors to analyze our operating results on the same basis as that used by our management. EBITDA, Adjusted EBITDA and ratios computed using them are considered “non-GAAP financial measures” under SEC rules and should not be considered substitutes for net income (loss) or operating income (loss) as determined in accordance with GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, including, but not limited to the following:

•	EBITDA does not reflect our historical capital expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments under our credit agreement;

•	EBITDA does not reflect income tax expense or the cash requirements to pay our taxes;

•

Adjusted EBITDA has all the inherent limitations of EBITDA. In addition, you should be aware that there is no certainty that we will not incur expenses in the future that are similar to those eliminated in the calculation of Adjusted EBITDA;

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered the primary measures of the operating performance of our business. We strongly encourage you to review the GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

EBITDA is calculated as follows:

	Year Ended
Dollar Amounts in Millions	December 25, 2010	December 31, 2011	December 29, 2012
Net Loss	$(193.0)	$(116.2)	$(65.4)
Add:
Interest expense and other financing costs	180.9	169.3	246.0
Interest and investment income	(3.8)	(3.1)	(4.0)
Provision for income taxes	33.4	76.5	27.0
Net income attributable to noncontrolling interest	(3.0)	(7.7)	(2.9)
Depreciation and amortization	203.7	201.1	228.8

EBITDA	$218.2	$319.9	$429.5

(2) Adjusted EBITDA is calculated as follows:

EBITDA	$218.2	$319.9	$429.5
Add:
Stock-based compensation (a)	8.5	13.9	18.8
Goodwill impairment charges (b)	139.2	156.0	—
Business realignment and exit activities (c)	79.5	26.7	15.5
Acquisition accounting adjustments (d)	—	0.3	22.0
Asset impairment charges (e)	—	1.6	25.0
Product liability and litigation expenses (f)	4.8	4.7	4.2
Rembrandt settlement (g)	—	—	58.4
Acquisition related costs (h)	—	—	27.2
Licensing milestone (i)	—	—	10.0
Legal judgment related to Brazil distributor termination (j)	—	3.4	(3.0)
Foreign currency, net (k)	1.6	9.1	9.8
Other, net (l)	2.3	2.5	1.6
Equity in losses of equity method investee (m)	17.8	20.8	24.1

Adjusted EBITDA	$471.9	$558.9	$643.1

(a)	Represents stock-based compensation expense recognized under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 Compensation—Stock Compensation. The 2010 amount excludes $1.1 million of such expense that is included in the line item called “business realignment and exit activities.”

(b)	Goodwill impairment charge recorded in 2010 represents the write-down of the surgical segment’s Europe reporting unit’s goodwill. The charge in 2011 represents the write-down of the surgical segment’s Americas reporting unit’s goodwill. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies—Goodwill for further discussion.
(c)	Includes exit activity charges of $64.2 million, $18.9 million and $11.2 million in 2010, 2011 and 2012, respectively. See Note 13—Exit Activities and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Other Factors Affecting Our Results of Operations—Exit Activities” for further discussion on exit activities. Also includes other expenses for business realignment initiatives benefitting ongoing operations of $15.3 million, $7.8 million and $4.3 million in 2010, 2011 and 2012, respectively.
(d)	Represents the increase in cost of goods sold as a result of the step-up to inventory to fair market value recorded in connection with the Waicon and ISTA acquisitions. The Waicon inventory that was revalued was sold in 2011 and 2012, and the ISTA inventory that was revalued was sold in 2012.
(e)	Charges associated with the write-down of investments in equity securities using the cost method of accounting. Of the total impairment in 2012, $23.0 million relates to an equity investment in a privately held company. See Note 6—Other Long-Term Investments—Investment in Cost Method Investees for further discussion.
(f)	Represents expenses associated with product liability cases related to the 2006 MoistureLoc product recall and the cost of actual MoistureLoc claims settled (net of insurance recoveries); and expenses associated with the legal proceedings, including the Wilmington Partners matter, the Rembrandt arbitration and certain governmental investigations, described in Note 17—Other Matters and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Legal Proceedings.”
(g)	Represents settlement expense related to the Rembrandt arbitration as described in Note 17 — Other Matters.
(h)	Represents costs associated with the acquisition and integration of Waicon and ISTA, including severance, integration costs and professional fees ($23.6 million) and fees incurred in relation to the evaluation of a potential acquisition ($3.6 million).
(i)	Represents payment of a development milestone to NicOx, S.A. (“NicOx”) upon publication of favorable results of a Phase 2b clinical study related to latanaprostene bunod, a development stage drug compound for which we have licensed global rights from NicOx. GAAP requires such payments to be expensed to research and development expense, up until the time a product is approved for commercial sale, after which time such milestone payments are capitalized as intangible assets and amortized.
(j)	Represents expense related to a 2011 legal judgment associated with our termination of a distributor in Brazil, which was partially overturned on appeal in 2012.
(k)	Represents foreign currency expense per our financial statements that primarily reflects the effects of changes in foreign exchange rates on intercompany transactions denominated in currencies other than an entity’s functional currency, to the extent not offset by our ongoing foreign currency hedging programs. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies—Foreign Currency for further discussion.
(l)	This adjustment is comprised of non-cash losses associated with the retirement of fixed assets ($0.7 million in 2010, $2.0 million in 2011 and $1.1 million in 2012). The remainder of the balance was due to individually immaterial items.
(m)	Represents our share of the net loss of the TPV joint venture accounted for under the equity method of accounting in accordance with FASB ASC Topic 323, Equity Method Investments and Joint Ventures. On January 25, 2013, we completed the acquisition of all outstanding and unowned shares of TPV.

(3)	Calculated as total debt less cash and cash equivalents divided by Adjusted EBITDA as defined in (2), for each respective period.
(4)	Calculated as Adjusted EBITDA as defined in (2) divided by cash paid for interest, for each respective period.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data included in this prospectus has been obtained from third-party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third-party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

RISK FACTORS

This offering and investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

The markets for our eye care products are intensely competitive, and new medical and technological developments may reduce the need for our products.

The eye care industry is characterized by continuous product development and technological innovation. Our success and future growth depend, in part, on our ability to develop products that are more effective at treating conditions of the eye or that incorporate the latest technologies. In addition, we must be able to effectively manufacture and market those products and convince a sufficient number of consumers and eye care practitioners to use them. Our existing products face the risk of obsolescence or reduced demand if a competing, more technologically advanced product is introduced by our competitors or if we introduce a new product that represents a substantial improvement over our existing products. Similarly, if we fail to make sufficient investments in research and development programs or if we focus on technologies that do not lead to more effective or acceptable products, our current and planned products may not be accepted in the marketplace or could be overtaken by more effective or advanced products.

We have numerous competitors in the United States and abroad, including Allergan, Inc.; the Abbott Medical Optics business of Abbott, Inc. (“AMO”); the CooperVision Business of the Cooper Companies, Inc.; Hoya; the Vistakon business of Johnson & Johnson; Merck & Co., Inc.; the Alcon Laboratories business of Novartis AG (“Alcon”); Pfizer Inc.; Santen Incorporated; and STAAR Surgical Company. These or other competitors may develop technologies or products that are more effective or less costly than our current or future products, which could render our products obsolete or noncompetitive. Examples of such technologies or products could include contact lenses with anti-microbial or anti-allergenic features, which, based on public information, we believe are in development and could have a significant impact on the contact lens market, and the development of contact lenses for drug delivery or the control of myopia. In addition, competitors may introduce generic products that compete directly or indirectly with our products and reduce our unit sales and prices. Some of our competitors have substantially more resources and a greater marketing scale than we do, and the medical technology and device industry continues to experience consolidation, resulting in an increasing number of larger and more diversified companies. Some of our competitors can spread their research and development costs and marketing and promotion costs over much broader revenue bases and have more resources to influence customer, physician and distributor buying decisions. In addition, some of our competitors may enter into markets in which they do not currently compete with us. For example, several large research-based pharmaceutical companies have indicated an interest in the ophthalmic healthcare sector and, in some cases, have recently acquired companies in the eye care industry or entered into partnerships in the eye health industry. Smaller competitors also have introduced innovation in segments of the eye health market and gained substantial market share as a result. Examples include Sauflon (contact lenses in the United Kingdom), ISTA Pharmaceuticals (topical eye medicines in the United States), which we have since acquired, and Théa (topical eye medicines and an innovative delivery system in Europe). Our inability to produce and develop products that compete effectively against our competitors’ products, or to effectively advertise, promote and market our products against competitors’ offerings, could have a material adverse effect on our sales, results of operations and cash flows.

We devote a substantial amount of resources to research and development, but our research and development may not yield new products that achieve commercial success and compete successfully.

Our research and development process is expensive, prolonged and entails considerable uncertainty and there is a high risk that financial and other resources invested in our research and development programs will not generate financial returns. Because of the complexities and uncertainties associated with ophthalmic research and development in particular, and healthcare-related research and development in general, products we are currently developing, or that we develop in the future, may not complete the development process or obtain the regulatory approvals required for us to market such products successfully, potentially after substantial resources have been devoted to these products. See “—We are subject to extensive government regulation related to the research, development, testing and manufacturing of our products that increases our costs and could prevent us from selling our products.”

We also have various licensing and development programs with third parties that may require us to make future milestone payments to these third parties. These contingent payments are not considered contractual obligations and have not been recorded in our financial statements. Even if we are required to make a milestone payment, this does not mean that the product subject to the milestone payment will be successful.

Successful development of a product and obtaining the required regulatory approvals for a product does not mean that a product will achieve commercial success. It typically takes a significant amount of time to successfully complete the development process and obtain the regulatory approvals required for us to market our products, so our products may be obsolete by the time we are able to introduce them into the market. In addition, even if we successfully develop and obtain approvals for a new product, this product may later exhibit adverse effects that limit or prevent its use or that forces us to withdraw the product from the market or to revise our labeling to limit the indications for which the product may be used. See “—We must comply with post-approval legal and regulatory requirements or our products could be subject to restrictions or withdrawal from the market.” Our inability to develop products that we are able to successfully introduce into the market could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are subject to extensive government regulation related to the research, development, testing and manufacturing of our products that increases our costs and could prevent us from selling our products.

We are subject to extensive and evolving government regulation, including inspection of and controls over testing and manufacturing, safety and environmental controls and efficacy. Government regulation substantially increases the cost of developing and manufacturing our products.

In the United States, we must obtain approval from the U.S. Food & Drug Administration (the “FDA”) for each pharmaceutical product that we market and FDA approval or clearance for each medical device that we market. The FDA approval process is typically lengthy and expensive, and approval is never certain. In January 2011, the FDA announced a plan of action that included 25 action items designed to make its premarket clearance process more rigorous and transparent. Since then, the FDA has implemented some changes intended to improve its premarket programs. Some of these changes and proposals under consideration could impose additional regulatory requirements on us that could delay our ability to obtain new clearances for our products, increase the cost of compliance, or restrict our ability to maintain our current clearances. Products distributed outside the United States are also subject to government regulation, which may be equally or more demanding than in the United States.

Currently, we are actively pursuing approval for a number of products from regulatory authorities in a number of countries, including the United States, countries in the European Union (“EU”) and certain countries in Asia. The clinical trials required to obtain such approvals are complex and expensive and their outcomes are uncertain. We incur substantial expense for, and devote significant time to, clinical trials, but cannot be certain that the trials will ever result in the commercial sale of a product. Positive results from preclinical studies and early clinical trials do not ensure positive results in later clinical trials, which form the basis of an application for regulatory approval. We may suffer significant setbacks in clinical trials, even after earlier clinical trials show promising results. Any of our products may produce undesirable side effects that could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a pharmaceutical or medical device candidate or rescind its regulatory approval, even after the product is in the market. We, the FDA or another regulatory authority may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks. Non-compliance with applicable regulatory requirements can result in fines, injunctions, penalties, mandatory recalls or seizures, suspensions of production, denial or withdrawal of pre-marketing approvals (“PMAs”), or recommendations by the regulatory body against governmental contracts and criminal prosecution, each of which could have a material adverse effect on our business, operations or financial condition.

The FDA and other regulatory agencies also inspect facilities at which we manufacture our products. Failure to meet FDA and other regulations could result in penalties being assessed against us or, in extreme cases, result in the closure of a facility. While we have mechanisms in place to monitor compliance, we cannot ensure that the FDA or other regulatory agencies will not find indications of non-compliance. Fines or other enforcement responses, such as a temporary or permanent facility closure, could have a material adverse effect on our business, operations or financial condition.

Our development and marketing of products may fail or be delayed by many factors during the product approval process including, for example, the following:

•	inability to attract clinical investigators for trials;

•	inability to recruit patients at the expected rate;

•	failure of the trials to demonstrate a product’s safety or efficacy;

•	unavailability of FDA or other regulatory agencies’ accelerated approval processes;

•	inability to follow patients adequately after treatment;

•	changes in the design or formulation of a product;

•	inability to manufacture sufficient quantities of materials to use for clinical trials;

•	unforeseen governmental or regulatory delays;

•	failure of manufacturing facilities to meet regulatory requirements; or

•	failure of clinical trial management, oversight or implementation to meet regulatory requirements.

As a result, our new products could take a significantly longer time than we expect to gain regulatory approval or may never gain approval. If a regulatory authority delays approval of a potentially significant product or if we are unable to obtain regulatory approval at all, our market value and operating results may decline, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We must comply with post-approval legal and regulatory requirements or our products could be subject to restrictions or withdrawal from the market.

Even if the FDA or another regulatory agency approves a product, the approval may limit its indicated uses, may otherwise limit our ability to promote, sell and distribute it or may require post-marketing studies or impose other post-marketing obligations.

Our manufacturing, sales, promotion and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the Federal Trade Commission, the Department of Justice (the “DOJ”), the Centers for Medicare and Medicaid Services (“CMS”), other divisions of the Department of Health and Human Services and state and local governments and comparable foreign authorities. We are subject to continual recordkeeping and reporting requirements, review and periodic inspections by regulatory authorities for any product for which we currently have or may obtain marketing approval, along with the associated manufacturing processes, post-approval clinical data that we collect and any adverse events and malfunctions associated with the products. Our advertising and promotional activities are also subject to stringent regulatory rules and oversight.

For example, the Food and Drug Administration Amendments Act of 2007 granted the FDA extensive authority to impose post-approval clinical study and clinical trial requirements, require safety-related changes to product labeling, review advertising aimed at consumers and require the adoption of risk management plans, referred to in the legislation as risk evaluation and mitigation strategies. These risk evaluation and mitigation strategies may include requirements for special labeling or medication guides for patients, special communication plans to healthcare professionals and restrictions on distribution and use. New requirements and industry guidelines have also been adopted to require the posting of ongoing drug and device clinical trials on public registries and the disclosure of designated clinical trial results. We must continually review adverse event and other available safety information that we receive concerning our products and must make expedited and periodic reports to regulatory authorities. In some situations, we have to consider whether to implement a voluntary product recall. We might be required to report to the FDA certain drug and medical device recalls, device malfunctions or product defects and failures to meet federal product standards. In the United States, any free samples we distribute to physicians must be carefully monitored and controlled, and must otherwise comply with the requirements of the Prescription Drug Marketing Act and FDA regulations. In addition, certain of our products must comply with child-resistant packaging requirements under the Poison Prevention Packaging Act and Consumer Product Safety Commission regulations.

The Physician Payment Sunshine Act (the “Sunshine Act”) was enacted in 2010 as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”). The Sunshine Act requires manufacturers of pharmaceuticals and medical devices to annually report certain payments and other transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members. In recent years, several states in the United States have also enacted legislation requiring pharmaceutical companies to file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as establish marketing compliance programs and prohibiting pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing. Many of these requirements are new and their breadth and application is uncertain.

Depending on the circumstances, failure to meet these applicable legal and regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of PMAs, private “qui tam” actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The concentration of sales with large wholesale and retail customers or fluctuations in their buying patterns may adversely affect our sales and profitability.

A significant portion of our pharmaceutical and eye care products are sold to major pharmaceutical and healthcare distributors and major retail chains in the United States with whom we generally do not have long-term contracts or contracts at all. This distribution network has undergone significant consolidation and, as a result, a smaller number of large sophisticated wholesale distributors and retail pharmacy chains control a significant share of the market. Consolidation of drug wholesalers and retail pharmacy chains has led to, and may further increase, pricing and competitive pressures on pharmaceutical manufacturers, including us. Our sales, profitability and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, excess inventories, buying decisions or other factors. Distributors, retail chains and other trade buyers may take actions that affect us for reasons we cannot always anticipate or control, such as the introduction of a competing product or the perceived quality of our products. We are exposed to a concentration of credit risk with respect to these customers. In addition, our customers include certain state run hospitals or other health organizations in countries such as Spain, Italy and Portugal, where there has been recent concern about the financial health of these

European countries. If any of these customers are affected by financial difficulty, this could have a material adverse effect on our business, as we may lose the ability to collect outstanding receivables from these customers.

If we fail to maintain our relationships with healthcare providers, including ophthalmologists, optometrists, opticians, hospitals, ambulatory surgical centers, corporate optometry chains and group purchasing organizations, customers may not buy our products and our sales and profitability may decline.

We market our products to numerous healthcare providers, including eye care professionals, public and private hospitals, ambulatory surgical centers, corporate optometry chains and group purchasing organizations. We have developed and strive to maintain close relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of patient and surgeon needs. We rely on these groups to recommend our products to their patients and to other members of their organizations. Consumers in the eye health industry, especially contact lens and lens care consumers, have a tendency not to switch products regularly and are repeat consumers. As a result, the success of our products, particularly our vision care products, is dependent upon a physician’s initial recommendation of our products and a consumer’s initial choice to use our products. Because clinicians are the key decision makers with respect to prescribing pharmaceuticals, utilizing surgical products and influencing consumer product decisions in the eye care industry, the failure of our products to retain the support of eye care professionals, public and private hospitals, ambulatory surgical centers, optometry chains or group purchasing organizations could have a material adverse effect on our sales and profitability.

We have in the past and may in the future have to conduct product recalls or voluntary market withdrawals, which could have a material adverse impact on our business, prospects, financial condition and results of operations.

The manufacturing and marketing of pharmaceuticals and medical devices, including surgical equipment and instruments, involve an inherent risk that our products may prove to be defective and cause a health risk even after regulatory approvals have been obtained. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. On May 15, 2006, we announced a worldwide voluntary recall of MoistureLoc following an investigation into an increase in fungal infections among contact lens wearers in the United States and certain Asian markets. The MoistureLoc recall adversely impacted our business due to lost MoistureLoc revenues, damage to our reputation and customer relations and the incurrence of substantial costs due to product returns, increased marketing expense to support brand rebuilding activities and associated investigations, commercial actions and related legal actions brought against us. In 2011, we announced a voluntary recall of Soothe Xtra Protection (XP) dry eye drops based on testing that showed specific lots of the Soothe Xtra Protection (XP) product were out of specification for preservative efficacy prior to their listed shelf expiration. This recall negatively impacted our U.S. pharmaceutical sales in 2011.

Based on this experience, we believe that the occurrence of a recall could result in significant costs to us, potential disruptions in the supply of our products to our customers and adverse publicity, all of which could harm our ability to market our products. A recall of one of our other products or a product manufactured by another manufacturer could impair sales of other similar products we market as a result of confusion concerning the scope of the recall or perceived risks relating to our similar products. A product recall also could lead to a regulatory agency inspection or other regulatory action.

Because of our reliance on manufactured products, an interruption of our manufacturing operations could negatively impact our business.

We derive most of our sales from manufactured products, and we also rely on a number of manufactured components for our products. Any prolonged disruption in the operation of our manufacturing facilities or those of our third-party manufacturers could cause product shortages and have an adverse impact on our business. We rely on global manufacturing processes that are complex, involve multiple third parties, require significant capital expenditures and are often subject to lengthy regulatory approvals. Problems may arise during the manufacturing process for a variety of reasons, including technical, labor or other difficulties, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of or damage to any facility (as a result of natural disaster, use and storage of hazardous materials or other events) or other reasons. In the event of a quality control issue, we may voluntarily, or our regulators may require us to, close a facility indefinitely.

Some of our products are manufactured or assembled by third parties under contract. We believe there are a limited number of competent, high-quality third-party manufacturers in the industry that meet our standards, and we may be unable to manufacture certain products in a timely manner, or at all, if any of our third-party manufacturers cease or interrupt production or otherwise fail to supply us with these products.

A failure to manufacture products on a timely basis, or a failure to manufacture products that meet certain quality standards, could lead to lost revenue, increased costs, decreased profitability, customer dissatisfaction and damage to our customer relations, and time and expense spent investigating the cause. If problems are not discovered before the affected product is released to the market, recall and product liability costs as well as reputational damage may also be incurred.

Some of our key products are only manufactured at a single facility, and any disruption in the manufacturing of a product at one of these facilities could impair our ability to meet demand for some of our key products.

In some cases, we and our third-party manufacturers manufacture a product, including some of our key products and components, at a single manufacturing facility. Many of these facilities are outside the United States. In many cases, regulatory approvals of our products are limited to one or more specific approved manufacturing facilities. If we fail to produce enough of a product at a facility, or if our manufacturing process at that facility is disrupted, we may be unable to deliver that product to our customers or to identify and validate alternative sources for the affected product on a timely basis. Disruption of our or our third-party manufacturers’ facilities could arise for a variety of reasons including technical, labor or other difficulties, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of, or damage to, any facility (as a result of natural disaster, use and storage of hazardous materials or other events), quality control issues, bankruptcy of the manufacturer or other reasons. In addition, we do not generally have long-term contracts with our third-party suppliers. Any of these disruptions in the production of our key manufacturers could have a negative impact on our sales and profitability.

Disruption to our distribution operations could adversely affect our business.

We primarily distribute products from our distribution facilities in Amsterdam, Netherlands and Greenville, South Carolina. Especially because our distribution facilities are so concentrated, any prolonged disruption in the operations of our existing distribution facilities, whether due to technical, labor or other difficulties, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of or damage to any facility (as a result of natural disaster, use and storage of hazardous materials or other events) or other reasons, could have a material adverse effect on our business, prospects, financial condition and results of operations.

Except for North America and Europe, we rely on independent distributors in international markets who generally control the importation and marketing of our product within their territories. We generally grant exclusive rights to these distributors and rely on them to understand local market conditions, to diligently sell our products and to comply with local laws and regulations. The operation of local laws and our agreements with distributors can make it difficult for us to change quickly from a distributor who we feel is underperforming. If we do terminate an independent distributor, we may lose customers who have been dealing with that distributor. Because we do not have local staff in many of the areas covered by independent distributors, it may be difficult for us to detect failures in our distributors’ performance or compliance. Actions by independent distributors that are beyond our control could result in flat or declining sales in that territory, harm to the reputation of our company or its products, or legal liability.

We rely on independent suppliers for many of the active ingredients and components used in our products and interruptions in the supply of these materials or the loss of any of these suppliers could disrupt our manufacturing process.

We single-source active ingredients contained in many of our pharmaceutical and consumer eye care products. In these cases, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy process. In many cases, we also use single-source suppliers for other components and raw materials used in our products such as various chemicals and other packaging materials. The loss of any of these or other significant suppliers or the inability of any such supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations. In addition, a significant price increase from any of our single-source suppliers could cause our profitability to decline if we cannot increase our prices to our customers. In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to such suppliers.

In addition, failure of our suppliers to make raw materials that conform to our specifications, or our failure to detect raw materials from suppliers that are not of sufficient quality, could affect the quality of product that we produce. A decrease in the quality of our products could cause our sales and profitability to decline materially.

Economic conditions and price competition may cause sales of our products used in elective surgical procedures to decline and reduce our profitability.

Sales of products used in elective surgical procedures, such as laser refractive surgery, have been and may continue to be adversely impacted by economic conditions. Generally, in both the United States and abroad, the costs of elective surgical procedures are borne by individuals without reimbursement from their medical insurance providers or government programs. Accordingly, individuals may be less willing to incur the costs of these procedures in weak or uncertain economic conditions and, as a result, there may be a decline in the number of these procedures. Sales of our laser refractive surgical equipment and disposable products used in laser refractive surgery may come under pressure during periods of economic uncertainty. A softening in demand for laser refractive surgery could impact us by reducing our profits if customers with whom we have placed laser refractive surgical equipment are unable to make required payments to us.

Unauthorized or illegal importation of products from countries with lower drug, medical device and vision care product prices to countries with higher drug, medical device and vision care product prices may reduce the prices we receive for our products.

In the United States and elsewhere, our products are subject to competition from lower priced versions of our products and competing products from Canada, Mexico and other countries where there are government imposed price controls or other market dynamics that make the products lower priced. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of regulatory harmonization and common market or trade initiatives, such as those underpinning the EU, and the Internet. Despite government regulations in some countries aimed at limiting low priced imports, the volume of imports may continue to rise due to the limited enforcement resources, as well as political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.

The importation of products from lower priced markets into higher priced markets adversely affects our revenues and profitability in our higher priced markets, such as the United States. This impact could become more significant in the future, and the impact could be even greater if there are further changes to the law or if state or local governments in higher priced markets take further steps to import products from abroad.

The majority of our business is conducted outside the United States, subjecting us to additional risks that could adversely affect our business.

Our products are sold in more than 100 countries. More than 60% of our net sales in 2012 came from customers outside the United States. In the past five years, our net sales have grown significantly in emerging markets, including Brazil, Russia, India, China, Turkey, Poland and Latin America. Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which we sell our products.

Our international operations are, and will continue to be, subject to a number of risks and potential costs, including:

•	multiple non-U.S. regulatory requirements that are subject to unexpected changes and that could restrict our ability to manufacture, market or sell our products;

•	differing local product preferences and product requirements;

•	social, political and economic uncertainty and instability;

•	inflation, recession, fluctuations in foreign currency exchange and interest rates and discriminatory fiscal policy;

•	changes in non-U.S. medical reimbursement and coverage policies and programs;

•	lower margins;

•	diminished protection of intellectual property and political pressure to weaken existing intellectual property protection in some countries;

•	uncertainties as to local laws and enforcement of contractual obligations;

•	trade protection measures and import or export licensing requirements;

•

potential tax costs associated with, and possible changes in governmental regulation related to, repatriating cash from our non-U.S. subsidiaries and managing specific cash needs of the business across geographies;

•	complexity and difficulty in establishing, staffing and managing international operations;

•	differing labor regulations; and

•	potentially negative consequences from changes in tax laws.

Our continued success as a global company depends, in part, on our ability to develop and implement policies and strategies that are effective in anticipating and managing these and other risks and costs in the non-U.S. countries where we do business. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws.

Our products are sold in more than 100 countries, and we conduct most of our international business through wholly owned subsidiaries. Managing distant subsidiaries and fully integrating them into our business is challenging. While we seek to integrate our international subsidiaries fully into our operations, direct supervision of every aspect of their operations is impossible, and, as a result, we rely on our local managers and staff to manage our business in local jurisdictions. Cultural factors, language differences and the local legal climate can result in misunderstandings among internationally dispersed personnel, and increase the risk of failing to meet U.S. and international legal requirements, including with respect to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and the United Kingdom’s Bribery Act of 2010. The risk that unauthorized conduct may go undetected is greater in international subsidiaries. Our reliance on international subsidiaries and independent distributors demands a high degree of vigilance in maintaining our policy against participation in corrupt activity. In many of our markets outside the United States, doctors and hospital administrators may be deemed government officials. Other U.S. companies in the medical device and pharmaceutical field have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with such individuals.

We are subject to the FCPA, which generally prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We are also subject to similar anti-bribery laws in the jurisdictions in which we operate, including the United Kingdom’s Bribery Act of 2010, which went into effect in the third quarter of 2011, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition and results of operations. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

Pricing pressure from changes in third-party coverage and reimbursement schemes may impact our ability to sell our surgical and pharmaceutical products at prices necessary to support our current business strategy.

Managed care organizations and governments continue to place increased emphasis on the delivery of more cost-effective medical therapies. For example, major third-party payers for hospital services, including government insurance plans, Medicare and Medicaid in the United States and private healthcare insurers, have substantially revised their payment methodologies during the last few years, resulting in stricter standards for, and lower levels of reimbursement of, hospital and outpatient charges for some medical procedures. There have also been recent initiatives by third-party payers to challenge the prices charged for medical products. This cost-cutting emphasis could adversely affect demand, sales and prices of some of our surgical and pharmaceutical products. Physicians, hospitals and other healthcare providers may be reluctant to purchase our products if they do not receive substantial reimbursement from third-party payers for the cost of those pharmaceutical and surgical products and for procedures performed using those surgical products. Reductions in the prices for our products in response to these trends could reduce our profit margins, which would adversely affect our ability to invest and grow our business.

With some of our products, we are subject to government regulation with respect to the prices we charge and the rebates we offer to customers, including rebates paid to certain governmental entities. Pricing and rebate programs must comply with the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, the Veterans Healthcare Act of 1992, as amended, and the Deficit Reduction Act of 2005, as amended. CMS imposes controls on the prices at which medical devices and physician-administered drugs used in ophthalmic surgery are reimbursed for Medicare patients and many private third-party payers use CMS guidelines in determining reimbursement levels. In March 2010, the United States government enacted PPACA to implement various payment system reforms. This legislation increased rebates pharmaceutical manufacturers must pay to the Medicaid program, imposed new discount obligations on pharmaceutical manufacturers with respect to Medicare Part D, imposed an annual fee on pharmaceutical manufacturers and an excise tax on medical device products (excluding contact lenses), imposed additional reporting requirements surrounding interactions with healthcare providers, and affected the manner in which insurers provide medical coverage.

Federal and state programs that reimburse at typically predetermined fixed rates may decrease or otherwise limit amounts available through reimbursement. For example, in the EU, member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which medicines and medical devices are reimbursed under state-run healthcare schemes. Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states. Other governmental funding restrictions, legislative proposals and interpretations of policy may negatively impact amounts available through reimbursement, including by restricting payment increases to hospitals and other providers through reimbursement systems. We are not able to predict whether changes will be made in the rates prescribed by these governmental programs or, if they are made, what effect they could have on our business. However, governmental rate changes and other similar developments could negatively affect our ability to sell our products.

Additionally, managed care organizations in the United States restrict the pharmaceutical products that doctors in those organizations can prescribe through the use of formularies, which are the lists of drugs that physicians are permitted to prescribe to patients in a managed care organization. Failure of our pharmaceutical products to be included on formularies, additional price concessions necessary to be included on formularies or occupying positions on formularies that are lower than those of the products we compete with, including generic products, could have an adverse effect on our revenues and profits. Reductions in the prices for our products in response to these trends could reduce our profits.

As a result of our significant operations outside the United States, our business faces significant foreign currency exchange rate exposure, which could materially negatively impact our results of operations.

The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk. In 2012, our most significant currency exposures were to the Japanese yen and the euro. The exchange rates between these and other local currencies and the U.S. dollar may fluctuate substantially. In addition, we are exposed to transaction risk because we may enter into agreements requiring us to pay or receive settlement in a different currency. Fluctuations in the value of the U.S. dollar against other currencies have had in the past, and may have in the future, an adverse effect on our operating margins and profitability.

If we market products in a manner that violates federal, state and non-U.S. laws pertaining to healthcare fraud and abuse, we may be subject to civil or criminal penalties.

We are subject to various federal, state and non-U.S. laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. The U.S. federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering, arranging for or recommending the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical or medical device manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other healthcare related professions, on the other hand. Due to recent legislative changes, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. See “—Unfavorable results in future claims as well as the outcome of pending or future investigations could have a material adverse effect on our business, prospects, financial condition and results of operations” for information about two investigations relating to marketing and promotional activities to which we are subject.

Device and drug manufacturers are also required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in significant civil monetary penalties. Although there are a number of statutory exemptions and regulatory safe harbors for certain common activities, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration could be subject to scrutiny if they do not qualify for an exemption or safe harbor. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in government healthcare programs, including, in the United States, Medicare, Medicaid, Veterans Administration health programs and TRICARE.

Compliance with domestic and international laws and regulations pertaining to the privacy and security of health information is time consuming, difficult and costly.

We are subject to various domestic and international privacy and security laws and regulations pertaining to the privacy and security of health information, and failure to comply with these laws and regulations can result in the imposition of significant civil and criminal penalties. One such law is the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, “HIPAA”), which mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions. HIPAA also mandates standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition, many states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA. The costs of compliance with these laws, including the protection of electronically stored information and potential liability associated with failure to do so, could adversely affect our business, prospects, financial condition and results of operations.

We are increasingly dependent on sophisticated information technology and infrastructure and our operations could be disrupted if we are unable to protect such systems against data corruption, cyber-based attacks or network security breaches.

We are increasingly dependent on sophisticated information technology and infrastructure to process, transmit and store electronic information. In particular, our information technology infrastructure handles electronic communications among our locations around the world and between our personnel and our subsidiaries, customers, and suppliers. We must constantly update our information technology infrastructure and we cannot assure you that our current global management information system will continue to meet our current and future business needs. Modification, upgrade or replacement of such system may be costly. Any significant breakdown, intrusion, interruption or corruption of these systems or data breaches can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such events from occurring, our operations could be disrupted or we may suffer financial damage or other loss including fines or criminal penalties because of lost or misappropriated information.

Litigation, including product liability lawsuits, may harm our business or otherwise distract our management.

Substantial, complex or extended litigation could cause us to incur large expenditures, affect our ability to market and distribute our products and distract our management. Lawsuits by employees, stockholders, customers or competitors, or potential indemnification obligations and limitations of our director and officer liability insurance, could be very costly and substantially disrupt our business. Disputes from time to time with such companies or individuals are not uncommon, and we cannot be sure that we will always be able to resolve such disputes on terms favorable to us.

From time to time, we are named as a defendant in product liability lawsuits. For example, we have been named as a defendant in approximately 324 currently active product liability lawsuits on behalf of individuals who claim they suffered personal injury as a result of using a contact lens solution with MoistureLoc. As of March 5, 2013, there were 628 settlements relating to MoistureLoc product liability lawsuits. Based on this settlement experience, our consolidated balance sheet includes an additional liability and a corresponding insurance recovery asset. These amounts constituted less than 1% of our total current liabilities as of December 29, 2012 and December 31, 2011. Additionally, continued claims related to our previously-marketed Hydroview IOLs have caused reputational harm to our business amongst physicians in Japan and other countries, and we expect our financial exposure to these claims will be covered by our insurance policies.

We may incur material liabilities relating to product liability claims in the future, including claims arising out of procedures performed using our surgical equipment. We currently rely on a combination of self-insurance and third-party insurance to cover potential product liability exposure. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy product liabilities we may incur in the future. Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future or require us to incur significant legal fees. Successful product liability claims could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our potential liability relating to a Notice of Final Partnership Administrative Adjustment and to various Notices of Deficiency from the Internal Revenue Service could have a material adverse effect on our business, prospects, financial condition and results of operations.

In 1993, we formed a partnership, Wilmington Partners, L.P. (“Wilmington Partners”), to raise additional financing. Several of our subsidiaries contributed various assets in exchange for partnership interests. The contributed assets included a $550 million note (the “Contributed Note”). We determined that the Contributed Note had a tax basis of $550 million upon contribution and therefore that the subsidiary that contributed the Contributed Note had a tax basis of $550 million in its partnership interest in Wilmington Partners.

In June 1999, following a downgrade in our credit rating, we completed a series of restructuring transactions with respect to our interests in Wilmington Partners. In one of those transactions, the subsidiary that had contributed the Contributed Note sold a portion of its partnership interest to an outside investor. This sale generated a long-term capital loss of approximately $348 million that we applied in 1999, carried back to 1998 and carried forward to the years 2001 through 2004. The amount of this loss depends in part on the contributing partner’s tax basis in the Contributed Note at the time of its contribution to Wilmington Partners. After the completion of the restructuring transactions, Wilmington Partners sold all of the assets of one of its operating businesses to an outside party. Wilmington Partners reported both gains and losses on the sale of the business assets. The amounts of gain and loss recognized on this sale depend on the initial tax basis of the Contributed Note and the tax consequences of the subsequent restructurings.

The transactions noted above have been the subject of multiple Internal Revenue Service (“IRS”) reviews, starting in 1996. On December 4, 1996, the IRS initiated an audit of Wilmington Partners’s 1993 taxable year, the year in which Wilmington Partners was formed. That audit was completed with a letter dated March 23, 2000, in which the IRS stated that it would make no adjustments to Wilmington Partners’s tax return for the 1993 taxable year.

On May 12, 2006, the IRS issued a Notice of Final Partnership Administrative Adjustment (“FPAA”) to Wilmington Partners for its two taxable periods that ended during 1999. The IRS asserted that the contributing partner’s tax basis in the Contributed Note at the time of its contribution to Wilmington Partners (and therefore that Wilmington Partners’s initial tax basis in the Contributed Note) was $0, not $550 million. The adjustment affected the amount of gain recognized by Wilmington Partners in 1999 with respect to the sale of the operating business discussed above.

The IRS further asserted that the adjustment to the initial tax basis in the Contributed Note resulted in the disallowance of the long-term capital loss of approximately $348 million that we reported on the sale of the Wilmington Partners partnership interest. The IRS sought to assess additional tax for our 1999 taxable year resulting from the sale of our Wilmington Partners partnership interest and disallowed the losses related to that sale that we had carried back to our 1998 taxable year and carried forward to our taxable years 2001 through 2004; the IRS also made related adjustments to our 2000 and 2005 tax years.

We challenged the FPAA and the IRS’s proposed assessments and adjustments on various grounds in the Tax Court, including the ground that the applicable statute of limitations had expired for the years 1998, 1999 and 2000. On April 30, 2008, the Tax Court issued an Order and Decision stating that the applicable statute of limitations for those years had indeed expired, thereby foreclosing the assessment of any tax in those years resulting from the FPAA adjustments. As discussed further below, this ruling is now supported by a U.S.

Supreme Court opinion in an unrelated case. In the same Order and Decision, the Tax Court ruled that no tax resulting from the FPAA adjustments could be assessed in 2001 through 2004. As discussed further below, this latter ruling is now subject to further proceedings.

The IRS appealed the Order and Decision to the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”). On April 25, 2012, prior to any decision by the Second Circuit in our case, the U.S. Supreme Court released its opinion in a different case, United States v. Home Concrete & Supply, LLC. In Home Concrete, which presented a substantially similar statute of limitations issue as in the Wilmington Partners matter, the Supreme Court rejected the IRS’s statute of limitations argument. Therefore, as a result of Home Concrete, the IRS sought to withdraw its appeal of the Tax Court’s decision in our case with respect to the years 1998, 1999 and 2000.

The IRS did not, however, seek to withdraw its appeal with respect to our 2001 through 2004 tax years, arguing that although it could not assess taxes for years prior to 2001, it could make adjustments in those prior years that would affect losses carried forward to the 2001 through 2004 tax years. The total assessments now at issue are limited to those losses carried forward to the years 2001 through 2004 and related assessments to our 2005 tax year.

On September 10, 2012, the Second Circuit affirmed the Tax Court’s holding with respect to 1998, 1999 and 2000. It remanded the Wilmington Partners case to the Tax Court with instructions that the Tax Court clarify the grounds for its holding with respect to 2001 through 2004. We believe that the arguments we have presented and the Tax Court’s prior ruling justify disallowing the adjustments in the FPAA for years 2001 through 2004, but we cannot be certain of the outcome of the further proceedings on these adjustments. On March 8, 2013, the Tax Court issued an Order encouraging the parties to settle the case. We expect to engage in settlement discussions with the IRS soon.

We have not made any financial provision for the asserted additional taxes, penalties or interest as we believe the related tax benefits have met the recognition and full measurement threshold as outlined under FASB ASC Subtopic 740-10-25, Income Taxes – Overall Recognition. If the Tax Court were to rule against us (and all of our appeals were unsuccessful), we believe that the maximum actual cash payment we would be required to make to the IRS would be $36 million ($26 million in tax and $10 million in penalties), plus interest. The amount of gross interest that we will owe is uncertain but as of March 31, 2013 we estimate that it is approximately 55% of the total tax and penalties; interest will continue to accrue pending resolution of the described proceedings. Any settlement with the IRS may result in an actual cash payment to the IRS, the amount of which will depend on the terms of that settlement.

Any final resolution of Wilmington Partners’s FPAA proceeding may result in related adjustments to the tax liability of our subsidiaries that are or were partners in Wilmington Partners. In addition, we believe that, to the extent we are required to pay any tax for any period covered in this dispute, the deferred tax liability noted below may be adjusted.

As a related matter, we recorded a deferred tax liability of $158 million to account for the future tax consequences arising in part from intercompany repayment of the Contributed Note, scheduled to occur in late 2013, and in part from the liquidation of Wilmington Partners, the timing of which is undetermined. We believe that, in view of our current U.S. tax attribute position, including net operating losses, neither the repayment of the Contributed Note nor the liquidation of Wilmington Partners will result in an immediate cash outlay. However, use of such attributes would mean that they are no longer available to offset future taxable income, and could increase cash tax payments in the future.

We cannot be certain of the outcome of any of these proceedings or the terms of any settlement. Therefore any final determination or settlement of the issues discussed above could have a material adverse effect on our business, prospects, financial condition and results of operations.

Unfavorable results in future claims as well as the outcome of pending or future investigations could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our policy is to comply with applicable laws and regulations in each jurisdiction in which we operate and, if we become aware of a potential or alleged violation, to conduct an appropriate investigation, to take appropriate remedial action and to cooperate fully with any related governmental inquiry. We may from time to time learn of alleged non-compliance with laws or regulations or other improprieties through compliance hotlines, communications by employees, former employees or other third parties, as a result of our internal audit procedures, or otherwise.

For example, in April 2008, ISTA received a series of Grand Jury Subpoenas from the office of the United States Attorney for the Western District of New York relating primarily to ISTA’s marketing and promotion of Xibrom. In October 2011, ISTA and some of its officers and current and former employees received correspondence from the government identifying them as targets in an ongoing DOJ criminal investigation into the marketing and promotional practices of ISTA. Parallel civil DOJ investigations are currently ongoing, and the governmental investigations are focused on potential violations of civil and/or criminal laws, including the Federal False Claims Act, the Food, Drug and Cosmetic Act, and the Anti-Kickback Statute. In addition, there have been two related qui tam complaints brought against ISTA. We had no involvement in the alleged events that are the focus of the government’s investigations, but on June 6, 2012, we acquired ISTA and we have therefore assumed responsibility for the matter. Additionally, on June 29, 2011, we received a subpoena from the New York Office of Inspector General for the U.S. Department of Health and Human Services regarding payments and communications between us and medical professionals related to our pharmaceutical products Lotemax and Besivance. The government has indicated that the subpoena was issued in connection with a civil investigation. We are cooperating fully with the government’s investigations into both of these matters. It is not possible to fully predict the outcome of these investigations at this time, but the ultimate resolution of these investigations and any future investigations may have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not have sufficient insurance to cover our liability in our pending litigation claims and future claims either due to coverage limits or as a result of insurance carriers seeking to deny coverage of such claims, which in either case could expose us to significant liabilities.

We maintain third-party insurance coverage against various liability risks, including securities, shareholder derivative, ERISA, and product liability claims, as well as other claims that form the basis of litigation matters pending against us. We believe these insurance programs are an effective way to protect our assets against liability risks. However, the potential liabilities associated with litigation matters pending against us, or that could arise in the future, could exceed the coverage provided by such programs. In addition, our insurance carriers have sought or may seek to rescind or deny coverage with respect to pending claims or lawsuits, completed investigations or pending or future investigations and other legal actions against us. If we do not have sufficient coverage under our policies, or if the insurance companies are successful in rescinding or denying coverage to us, we may be required to make material payments in connection with third-party claims.

If we fail to attract, hire and retain qualified personnel, we may not be able to design, develop, market or sell our products or successfully manage our business.

Our ability to attract new customers, retain existing customers, pursue our strategic objectives and maintain and improve our internal controls over financial reporting depends on the continued services of our current management, sales, product development, technical finance and accounting personnel and our ability to identify, attract, train and retain similar personnel. Competition for top management personnel generally, and within the healthcare industry specifically, is intense and we may not be able to recruit and retain the personnel we need. Many of our senior management and other key personnel were recruited by us specifically due to their industry experience or specific expertise. We depend on the continued service of our senior management and other key employees and we do not maintain insurance policies to cover the cost of replacing the services of any of our senior management who may unexpectedly die or become disabled. We do not have employment agreements containing restrictive covenants or specified term lengths with our executives (except for Mr. Saunders). Mr. Saunders’ agreement is terminable by him on 45 days’ notice, subject to one year non-compete, non-solicitation and non-disclosure covenants. The loss of any one of our management personnel, or our inability to identify, attract, retain and integrate additional qualified management personnel, could make it difficult for us to manage our business successfully and pursue our strategic objectives.

Similarly, competition for skilled sales, product development, technical finance and accounting personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of the services of any key sales, product development, technical finance and accounting personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively. For example, in 2012 we had significant deficiencies in certain of our operations in Russia, Mexico and Brazil, which, in part, related to our inability to retain adequate accounting and finance personnel. We may not be able to hire or retain qualified personnel if we are unable to offer competitive salaries and benefits. We could be particularly hurt if any key employee or employees went to work for competitors.

We depend on our intellectual property rights, and any inability to protect our intellectual property rights could reduce the value of our products and brands.

We consider our intellectual property rights, particularly our trademarks and patents, but also our trade secrets, licenses and other intellectual property rights, to be a significant and valuable aspect of our business. We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. In addition, some countries in which we operate offer less protection and our intellectual property rights may therefore be subject to higher risks in such countries than is the case in Europe or the United States. Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot ensure that any pending patent application held by us will result in an issued patent, or that if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies. Even for patents that we are able to obtain, the value of our patented products and their profitability may decline or be reduced to zero as our patents expire.

We rely on trademarks to establish a market identity for our products, and the reputation and perception of our brands is integral to the success of our products. If our trademarks or other intellectual property are copied or used without authorization, the value of our brands, their reputation and our goodwill could be harmed. To maintain the value of our trademarks, we might have to file lawsuits against third parties to prevent them from using trademarks confusingly similar to or dilutive of our registered or unregistered trademarks. We might not obtain registrations for our pending or future trademark applications, and might have to defend our registered trademark and pending applications from challenge by third parties. Enforcing or defending our registered and unregistered trademarks might result in significant litigation costs and damages, including the inability to continue using certain trademarks.

Litigation may also be necessary to enforce our other intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense, may reduce our profits and may not adequately protect our intellectual property rights.

Claims that we infringe third-party intellectual property rights could subject us to damages and harm our business.

Significant litigation regarding intellectual property rights exists in our industry. Our competitors and others in the United States and other countries may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our existing or future products. Claims that our products infringe the proprietary rights of others often are not asserted until after commencement of commercial sales incorporating our technology. Any infringement litigation or claims against us, whether or not successful, could result in substantial costs and harm our reputation. Third parties have made, and it is possible that they will make in the future, claims of infringement against us or our contract manufacturers in connection with the use of our technology. Any claims, even those without merit, could:

•	be expensive and time consuming to defend;

•	cause us to cease making, selling, licensing or using products that incorporate the challenged intellectual property;

•

require us to redesign, reengineer or rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time consuming if it is possible to do so;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements, which may not be available on reasonable terms (if at all), in order to obtain the right to use a necessary product, component or process.

For example, we have been involved in several patent proceedings relating to silicone hydrogel contact lens technology, including our PureVision contact lens product line. Five of these proceedings were commenced by CIBA Vision Corporation and/or its parent company, Novartis AG, alleging that our PureVision contact lenses infringed a CIBA Vision Corporation and Novartis AG patent. In July 2004, we reached a final settlement agreement and agreed to cross-license rights to silicone hydrogel contact lens technologies. As part of that settlement, we also entered into a license agreement with CIBA Vision AG and agreed to pay a royalty on net sales of PureVision brand contact lenses, and certain other silicone hydrogel contact lenses utilizing the licensed technology, made and sold in the United States until 2014, and on net sales of these products manufactured or sold in a country outside the United States where a licensed patent exists until 2016. On January 1, 2013, we modified the agreement and will begin paying the royalty to Alcon Pharmaceuticals Ltd., CIBA Vision AG’s successor-in-interest.

A successful claim of infringement against us or our contract manufacturers in connection with the use of our intellectual property, in particular if we are unable to manufacture or sell any of our planned products in any major market, could have a material adverse effect on our business, prospects, financial condition and results of operations.

We also rely on patent licenses to produce a number of our products, and, if we were to lose any of these licenses, we may not be able to continue to produce or manufacture certain products. For example, we rely on our license agreement with Alcon to sell our PureVision contact lenses.

The terms of our debt agreements impose restrictions on our business, reducing our operational flexibility and creating default risks.

We now have and expect to continue to have significant indebtedness that could have a material adverse effect on our business. As of December 29, 2012, our reported long-term debt, which excludes borrowings under the March 2013 Financing, including current portion, totaled $3,304 million. We may incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. Specifically, our high level of debt could have important consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, research and development efforts and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage if any of our competitors has less debt;

•	restricting our ability to pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness;

•	limiting our ability to borrow additional funds and the cost at which we can borrow;

•	exposing us to the risk of increased interest rates as certain of our borrowings are and may in the future be at variable interest rates; and

•

making it more difficult for us to satisfy our obligations with respect to our debt, including our obligation to repay amounts borrowed under our credit facilities or repurchase outstanding notes under certain circumstances.

Our debt agreements contain representations, warranties and covenants which, if breached, could lead to an event of default. In addition, one of our debt agreements includes a financial covenant that requires us to maintain a certain financial ratio. As a result of this covenant and ratio, we have certain limitations on the manner in which we can conduct our business, and we may be restricted from engaging in business activities that may otherwise improve our business or from financing future operations or capital needs. Failure to comply with the financial covenant or to maintain the financial ratio contained in our debt agreement, if not cured or waived, could result in an event of default that could trigger acceleration of our indebtedness, which could have a material adverse impact on our business. We cannot be certain that our future operating results will be sufficient to ensure compliance with the covenants in our debt agreements or to remedy any such default. In addition, in the event of any default and related acceleration, we may not have or be able to obtain sufficient funds to make any accelerated payments. Our debt agreements also have provisions that trigger repayment upon change of control, in the case of our credit agreements, and a tender offer for the senior notes issued by our wholly owned subsidiary, with a premium, in the case of the indenture governing such notes.

We may not successfully implement our acquisition strategy, and strategic acquisitions or joint ventures that we pursue may present unforeseen obstacles and costs, increase our leverage and adversely effect our business.

As part of our growth strategy, we expect to pursue strategic business acquisitions and joint ventures to expand or complement our business, such as our recent acquisitions of ISTA and the outstanding minority position of TPV. We may not be able to identify suitable acquisition candidates, and if we do identify suitable candidates, our acquisition activities may be thwarted by overtures from competitors for the targeted candidates, governmental regulation (including market concentration limitations) and replacement product developments in our industry.

Risks we could face with respect to acquisitions or joint ventures include:

•	difficulties in the integration of the operations, technologies, products, customers, suppliers, personnel or corporate culture of the acquired business;

•	the incurrence of debt or an increase in amortization and write-offs of other intangible assets and goodwill;

•	the establishment of appropriate accounting controls and reporting procedures and other regulatory compliance procedures;

•	expenses of any contingent, unknown or potential liabilities of the acquired company or the creation of tax or accounting issues;

•	risks of entering markets in which we have no or limited prior experience;

•	potential loss of key employees or customers;

•	diversion of management’s attention away from other business concerns;

•	expenses, including restructuring expenses, to shut down locations and/or terminate employees; and

•	risks inherent in accounting allocations and consequences thereof.

As a result of the foregoing, our acquisition strategy may not be successful. In addition, we may not realize any anticipated benefits from acquisitions or joint ventures and our acquired companies or joint ventures may not achieve the levels of sales or profitability that would justify our investment in them.

Failure to implement successfully our business strategies, including our transformation, may adversely affect our business, results of operations and financial condition.

The execution of our transformation has been critical in strengthening our business, increasing our revenue growth and expanding our margins. We believe that our future financial performance and success depends, in part, on our ability to complete and execute our transformation. We may not be able to successfully execute our business strategies or achieve the anticipated benefits of our transformation. If we are unable to do this, our business, results of operations and financial condition may be adversely affected. Even if we are able to execute some or all of our business strategies, our results of operations and financial condition may not improve to the extent we anticipate, or at all.

We are subject to evolving and complex tax laws, which may result in additional liabilities that may affect results of operations.

We are subject to evolving and complex tax laws in the jurisdictions in which we operate. Significant judgment is required for determining our tax liabilities, and our tax returns are periodically examined by various tax authorities. We believe that our accrual for tax contingencies is adequate for all open years based on past experience, interpretations of tax law, and judgments about potential actions by tax authorities; however, due to the complexity of tax contingencies, the ultimate resolution of any tax matters may result in payments greater or less than amounts accrued.

In February 2012, President Obama’s administration re-proposed significant changes to the U.S. international tax laws, including changes that would tax companies on “excess returns” attributable to certain offshore intangible assets, limit U.S. tax deductions for expenses related to un-repatriated foreign-source income and modify the U.S. foreign tax credit rules. Other potentially significant changes to the U.S. international laws, including a move toward a territorial tax system, have been set out by various Congressional committees. We cannot determine whether these proposals will be enacted into law or what, if any, changes may be made to such proposals prior to their being enacted into law. If these or other changes to the U.S. international tax laws are enacted, they could have a significant impact on our financial results.

In addition, we may be impacted by changes in tax laws, including tax rate changes, changes to the laws related to the remittance of foreign earnings (deferral), or other limitations impacting the U.S. tax treatment of foreign earnings, new tax laws, and revised tax law interpretations in domestic and foreign jurisdictions.

We may have limited ability to fully use our recorded tax loss carryforwards.

We have accumulated approximately $550 million of U.S. federal tax net operating loss carryforwards as of December 29, 2012, which can be used to offset taxable income in future quarters if our U.S. operations become profitable. If unused, these tax loss carryforwards will begin to expire between 2015 and 2032. Under the current tax laws, if we were to experience a significant change in ownership, including as a result of this offering, Section 382 of the Internal Revenue Code (as amended, the “Code”) may restrict the future utilization of these tax loss carryforwards even if our U.S. operations generate significant profits. As of December 29, 2012, we have recognized a deferred tax asset of $193 million related to these net operating losses.

We incur substantial costs with respect to pension benefits and providing healthcare for our employees.

With approximately 11,200 full time employees, we incur substantial costs relating to pension benefits and current and post-retirement medical and other health and welfare benefits. These costs can vary substantially as a result of changes in healthcare laws and costs, volatility in investment returns on pension plan assets and changes in discount rates used to calculate related liabilities. Our estimates of liabilities and expenses for pensions and other post-retirement healthcare benefits require the use of assumptions, including assumptions relating to the rate used to discount the future estimated liability, the rate of return on plan assets, inflation and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality). Actual results may differ, which may have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, rising healthcare and retirement benefit costs in the United States may put us under significant cost pressure as compared to our competitors, if they can provide these benefits at lower costs. Our pension and post-retirement medical plans in the aggregate are underfunded by approximately $273 million as of December 29, 2012. If our cash flow from operations is insufficient to fund these obligations, we may be materially and adversely harmed and have to seek additional capital.

Catastrophic events may disrupt our business.

We have operations and facilities which sell and distribute our products in many parts of the world. Natural events (such as a hurricane or major earthquake), terrorist attack or other catastrophic events could cause delays in developing, manufacturing or selling our products. Such events that occur in major markets where we sell our products could reduce the demand for our products in those areas and, as a result, impact our sales into those markets. In either case, any such disruption could have a material adverse effect on our business, financial condition and results of operations.

Our activities involve hazardous materials, and our business is subject to various environmental and health and safety laws and regulations, which may increase our compliance costs or subject us to costly liabilities.

Our business operations are subject to extensive regulations relating to the protection of the environment and health and safety matters. In particular, our manufacturing, research and development practices involve the controlled use of hazardous materials. We are subject to foreign, federal, state and local laws and regulations in the various jurisdictions in which we operate that govern the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our environmental, health and safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. We may also be liable for actions of previous owners on properties we acquire or for properties we previously occupied. For example, we are still monitoring, investigating and remediating environmental contamination at sites occupied by businesses and properties that we sold in the 1970s and in the 1990s. Remedial environmental actions or compliance with environmental laws could require us to incur substantial unexpected costs, which could have a material adverse effect on our business, prospects, financial condition and results of operations. If we were involved in a major environmental accident or release, or found to be in non-compliance with applicable environmental laws, we could be held liable for clean-up costs, third-party personal injury or property damage claims, or penalized with fines or civil or criminal sanctions. In addition, we cannot predict what environmental laws or regulations will be enacted or amended in the future, or what impact any such requirements may have on our operations.

The combination of insurance coverage, cash flows and reserves may not be adequate to satisfy environmental liabilities that we may incur in the future. Any environmental claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and/or require us to incur significant legal fees. Successful environmental liability claims brought against us could have a material adverse effect on our results of operations or our financial condition.

Our pro forma financial information may not be representative of our future performance.

In preparing the pro forma financial information included in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the acquisition of ISTA, the acquisition of the minority position of TPV, the March 2013 Financing, the March 2013 Dividend and this offering. The estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience. Accordingly, the pro forma financial information included in this prospectus does not purport to indicate the results that would have actually been achieved had the acquisitions of ISTA and the minority position of TPV been completed on the assumed date or for the periods presented, or which may be realized in the future, nor does the pro forma financial information give effect to any events other than those discussed in our unaudited pro forma financial statements and related notes.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated with our Principal Stockholders, our Principal Stockholders will continue to have substantial control over us and will maintain the ability to control the election of directors and other significant corporate decisions, which will limit or preclude your ability to influence corporate matters and may result in conflicts of interest.

Following the completion of this offering, our Principal Stockholders will own approximately     % of our outstanding common stock, or     %, if the underwriters’ overallotment option is fully exercised. As a result, the Principal Stockholders will be able to control the outcome of all matters requiring a stockholder vote, including: the election of directors; approval of mergers or a sale of all or substantially all of our assets; and the amendment of our amended and restated Certificate of Incorporation (our “Certificate of Incorporation”) and our amended and restated By-Laws (our “By-Laws”). Since our Principal Stockholders will have the ability to control the election of the members of our board of directors, the Principal Stockholders will thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payments of dividends, if any, on our common stock and the incurrence of indebtedness. This control may delay, deter or prevent acts that would be favored by our other stockholders, as the interests of the Principal Stockholders may not always coincide with our interests or the interests of our other stockholders. For example, the Principal Stockholders may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering.

The Principal Stockholders will be able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. This may have the effect of delaying, preventing or deterring a change in control. This concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal and Selling Stockholders” and “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law.”

Certain provisions of the Shareholders’ Agreement, our Certificate of Incorporation and our By-Laws could hinder, delay or prevent a change in control, which could adversely affect the price of our common stock.

Certain provisions of our Shareholders’ Agreement with our Principal Stockholders, our Certificate of Incorporation and our By-Laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors or our Principal Stockholders, including:

•	provisions in our By-Laws that prevent stockholders from calling special meetings of our stockholders;

•	advance notice requirements by stockholders with respect to director nominations and actions to be taken at annual meetings;

•

certain rights of our Principal Stockholders with respect to the designation of directors for nomination and election to our board of directors, including the ability to appoint members to each board committee. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement”;

•

no provision in our Certificate of Incorporation or By-Laws for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election; and

•

under our Certificate of Incorporation, our board of directors has authority to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. Nothing in our Certificate of Incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our Principal Stockholders, our management or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law.” Our Shareholders’ Agreement, Certificate of Incorporation and By-Laws may be amended before our initial public offering, however, and such amendments may add or remove provisions such as those described above.

Although we do not expect to rely on the “controlled company” exemption, we will be a “controlled company” within the meaning of the stock exchange rules and we will qualify for exemptions from certain corporate governance requirements.

Because Warburg Pincus will own a majority of our outstanding common stock following the completion of this offering, we will be considered a “controlled company” as that term is set forth in the stock exchange rules. Under these rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a “controlled company.” Although we qualify as a “controlled company,” we do not expect to rely on this exemption and intend to fully comply with all corporate governance requirements under the stock exchange rules. However, if we were to utilize some or all of these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange rules regarding corporate governance. Warburg Pincus’ significant ownership interest could adversely affect investors’ perceptions of our corporate governance.

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

Warburg Pincus has other investments and business activities in addition to its ownership of us. Warburg Pincus has the right, and has no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If Warburg Pincus or any of its directors, officers or employees acquires knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of Warburg Pincus acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, if Warburg Pincus pursues or acquires the corporate opportunity or if Warburg Pincus does not present the corporate opportunity to us.

Risks Related to this Offering

An active trading market for our common stock may never develop or be sustained, which could impede your ability to sell your shares.

Although our common stock has been approved for listing on the                 , an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not sustained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock has been determined by negotiation between us and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	future sales of our common stock by us, the Principal Stockholders or members of our management;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent years. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to increase further our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

The market price of our common stock could be negatively affected by future sales or the possibility of future sales of substantial amounts of our common stock in the public markets.

After this offering, there will be              shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of the offering, approximately     % of our outstanding common stock (or     % if the underwriters exercise their overallotment option in full) will be held by the Principal Stockholders and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our executive officers, directors and the Principal Stockholders (who will hold in the aggregate approximately     % of our outstanding common stock immediately after the completion of this offering, or     % if the underwriters exercise their overallotment option in full) have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. See “Underwriting.” J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. may waive these restrictions at their discretion.

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. Under the registration rights agreement between our Principal Stockholders and us, our Principal Stockholders have certain rights to require us to register their shares. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings and could negatively affect the market price of our common stock.

After this offering, assuming the underwriters exercise their overallotment option in full, we will have an aggregate of              shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue common stock in connection with these acquisitions. Any common stock issued under our incentive plans, acquisitions, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Investors in this offering will suffer immediate and substantial dilution in the net tangible book value per share of our common stock.

Prior investors in our common stock have paid substantially less per share than the price in this offering. The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $         in the net tangible book value per share, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the front cover of this prospectus). See “Dilution.”

Certain underwriters have interests in this offering beyond customary underwriting discounts; specifically, certain underwriters have affiliates that will receive more than 5% of the net proceeds of this offering.

Affiliates of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., the joint book running managers for this offering, may receive more than 5% of the net proceeds of this offering in connection with the repayment of the $700 million borrowed under the senior unsecured term loan facility in the March 2013 Financing. Accordingly, the offering is being conducted in accordance with the applicable provisions of Rule 5121 of the FINRA Conduct Rules because these underwriters will have a “conflict of interest” pursuant to Rule 5121. See “Underwriting” for additional information about conflicts of interest the underwriters may have.

Because a substantial portion of the proceeds from this offering may be used to repay the $700 million borrowed in the March 2013 Financing, only a portion of the proceeds from this offering may be used to further invest in our business. We will have broad discretion in the use of the remaining proceeds and may not use them effectively.

We expect to use $         of the $         net proceeds from this offering, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the front cover of this prospectus), to repay the $700 million borrowed under the senior unsecured term loan facility in the March 2013 Financing, and to make a cash payment of approximately $         regarding the cancellation of certain performance-based options, with the balance to be used for working capital and other general corporate purposes, including strategic acquisitions and repayment of other indebtedness. As a result, a significant portion of the proceeds of this offering will not be invested in our business. Because we will have broad discretion in the application of the net proceeds from this offering remaining after the repayment of the $700 million borrowed under the senior unsecured term loan facility in the March 2013

Financing and the cash payment in respect of certain performance-based options, our management may fail to apply these funds effectively, which could adversely affect our ability to operate and grow our business.

We do not anticipate paying any dividends on our common stock in the foreseeable future, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not expect to declare or pay dividends on our common stock in the foreseeable future. We currently expect to use cash flow generated by operations, if any, to pay for our operations, repay existing indebtedness and grow our business. Our ability to pay dividends on our common stock is limited by the terms of some of our debt, including our credit agreements and the indenture governing the senior notes. As a result, capital appreciation, if any, of our common stock will be the sole source of potential gain for the foreseeable future, and you will have to sell some or all of your common stock to generate cash flow from your investment. See “Dividend Policy.”

As a public company, we will incur additional costs, be subject to additional regulations and face increased demands on our management, which could lower our profits or make it more difficult to run our business.

As a public company with shares listed on a U.S. exchange, we will incur significant legal, accounting and other expenses that we have not incurred as a private company. We will also need to comply with an extensive body of regulations that have not applied to us since our acquisition in 2007, including provisions of the Sarbanes-Oxley Act, regulations of the SEC and certain stock exchange requirements. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors, create additional board committees and adopt certain policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements and maintaining directors’ and officers’ liability insurance. We are currently evaluating and monitoring developments with respect to these rules, which may impose additional costs on us and materially affect our business, prospects, financial condition and results of operations.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls by the end of our fiscal year ending December 27, 2014, and the outcome of that effort may adversely affect our business, prospects, financial condition and results of operations.

As a U.S.-listed public company, we will be required to comply with Section 404 of the Sarbanes-Oxley Act by December 27, 2014. Section 404 will require that we evaluate our internal control over financial reporting to enable management to report on, and our independent auditors to audit as of the end of our fiscal year ended December 27, 2014, the effectiveness of those controls. While we have begun the lengthy process of evaluating our internal controls, we are in the early phases of our review and will not complete our review until well after this offering is completed. The outcome of our review may adversely affect our business, prospects, financial condition and results of operations. During the course of our review, we may identify control deficiencies of varying degrees of severity, and we may incur significant costs to remediate those deficiencies or otherwise improve our internal controls. As a public company, we will be required to report control deficiencies that constitute a “material weakness” in our internal control over financial reporting. We will also be required to obtain an audit report from our independent auditors regarding the effectiveness of our internal controls over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or any stock exchange on which our common stock is listed. Furthermore, if we discover a material weakness or our independent auditors do not provide an unqualified audit report, our share price could decline and our ability to raise capital could be impaired.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. These statements can be identified by the fact that they do not relate strictly to historical or current fact, and you can often identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, the Principal Stockholders, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. You should not place undue reliance on any forward-looking statement and should consider the following factors, as well as the factors discussed elsewhere in this prospectus, including under “Risk Factors” beginning on page 13. We believe that these factors include, but are not limited to:

•	the impact of competition and new medical and technological developments in our markets;

•	failure to yield new products that achieve commercial success;

•	enactment of new regulations or changes in existing regulations related to the research, development, testing or manufacturing of our products;

•	failure to comply with post-approval legal and regulatory requirements for our products;

•	further concentration of sales with large wholesale and retail customers or fluctuations in their buying patterns;

•	failure to maintain our relationships with healthcare providers who recommend our products to their patients;

•	product recalls or voluntary market withdrawals;

•	interruptions to our manufacturing operations, distribution operations or supply of materials from independent suppliers;

•	general economic conditions and price competition;

•	risks associated with conducting the majority of our business outside the United States;

•	the impact of violations of the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws;

•	changes in market acceptance of our products due to inadequate reimbursement for such products or otherwise;

•	currency exchange rate fluctuations;

•	civil or criminal penalties if we market our products in violation of healthcare fraud and abuse laws;

•	our compliance with laws and regulations pertaining to the privacy and security of health information;

•	disruption to our operations from failures of or attacks on our information technology systems;

•	litigation that harms our business or otherwise distracts our management;

•	liability relating to various IRS notices;

•	failure to attract, hire and retain qualified personnel;

•	inability to adequately protect our intellectual property rights;

•	restrictions on our business imposed by the terms of our debt agreements;

•	adverse effects on our business from our acquisitions and joint ventures;

•	failure to successfully implement our business strategies;

•	changes in tax laws;

•	loss of our ability to fully use our recorded tax loss carryforwards;

•	substantial costs with respect to pension benefits and providing healthcare for our employees;

•	catastrophic events; and

•	environmental liability resulting from our activities involving hazardous materials and emissions.

The factors identified above should not be construed as an exhaustive list of factors that could affect our future results, and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus are made only as of the date of this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of the risks or uncertainties described above materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the              shares of our common stock in this offering will be approximately $         million, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the front cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We expect to use a substantial portion of the net proceeds to repay the $700 million borrowed in the March 2013 Financing and to make a cash payment of approximately $         regarding the cancellation of certain performance-based options. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Other Factors Affecting Our Results of Operations” and “Compensation Discussion and Analysis—Adjustments to Equity Awards.” As a result, a significant portion of the proceeds of this offering will not be invested in our business. We expect to use any remaining proceeds for working capital and other general corporate purposes, which may include funding strategic acquisitions and repayment of other indebtedness.

In connection with the March 2013 Financing, we borrowed $700 million under a new senior unsecured term loan facility, and on the same day our wholly owned operating subsidiary borrowed $100 million under its revolving credit facility and subsequently distributed $83 million to us. The term loans under our new senior unsecured term loan facility will mature on May 31, 2018. On or after March 19, 2014, the lenders will have the option to exchange the term loans for senior exchange notes with terms substantially similar to the term loans, including with respect to interest rate and covenants. Interest on the term loans may be paid-in-kind by being added to the outstanding principal amount of the loans (“PIK Interest”), except that the first two interest payments must be paid in cash. Thereafter, interest must be paid in cash to the extent we are permitted to receive cash dividends or distributions from our subsidiaries under their respective financing documents, under applicable law and to the extent of our cash on hand (on an unconsolidated basis). Until March 19, 2014 (or earlier, between October 1, 2013 and March 19, 2014, under certain circumstances), the term loans will bear interest at a rate per annum equal to 5.25 percent (or 6.00 percent if paid as PIK Interest) plus LIBOR, provided that LIBOR rates are subject to a floor of 1 percent per annum; on and after March 19, 2014 (or earlier, between October 1, 2013 and March 19, 2014, under certain circumstances), the term loans will bear interest at a rate per annum equal to 9.50 percent (or 10.25 percent if paid as PIK Interest).

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the front cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares of common stock offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of our common stock by the selling stockholders named in this prospectus pursuant to the underwriters exercising their option to purchase additional shares to cover overallotments. If the underwriters exercise their option to purchase additional shares to cover overallotments in full, the selling stockholders will receive approximately $         million of proceeds from this offering, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the front cover page of this prospectus) and after deducting the estimated underwriting discount.

Affiliates of the underwriters of this offering are lenders under our credit facilities. Based on amounts outstanding as of the date of this prospectus, and assuming the $700 million borrowed in the March 2013 Financing is repaid in full, such affiliates would receive, in the aggregate, approximately $         from this offering upon such repayment.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business and the repayment of indebtedness. Our ability to pay dividends to holders of our common stock is limited as a practical matter by the terms of some of our debt, including our credit agreements and the indenture governing the senior notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by the terms in current and future financing instruments, including our credit facilities and outstanding senior notes, and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following sets forth our cash and cash equivalents and capitalization as of December 29, 2012:

•	on an actual basis;

•	on a pro forma basis to give effect to the acquisition of the outstanding and unowned shares of TPV, which was completed on January 25, 2013, as if such transaction occurred on December 29, 2012; and

•

on a pro forma as adjusted basis to give effect to (1) the sale of              shares of common stock by us in this offering, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the front cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us and (2) the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	December 29, 2012
Dollar Amounts in Millions except per share data	Actual	Pro Forma Unaudited		Pro Forma as Adjusted Unaudited (1)
Cash and cash equivalents	$359.2	$		$

Debt:
Holdco Senior Unsecured Term Loan	—
Opco Senior Secured Term Loans	2,918.6
Opco Senior Secured Revolving Credit Facility (2)	—
Opco 9.875% Senior Notes	349.7
Other	35.4

Total debt	$3,303.7	$		$

Shareholders’ equity:
Common stock, par value $0.01 per share, 450,000,000 shares authorized, 104,227,439 shares issued	$1.0	$		$
Preferred stock, par value $0.01 per share, 50,000,000 shares authorized, none issued	—		—		—
Common stock in treasury, at cost, 9,863 shares	(0.4)
Capital in excess of par value	2,143.0
Retained deficit	(1,140.7)
Accumulated other comprehensive loss	(208.1)

Total Bausch & Lomb Holdings Incorporated shareholders’ equity	794.8
Noncontrolling interest	15.3

Total shareholders’ equity	$810.1	$		$

Total capitalization	$4,113.8	$		$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $        , the midpoint of the price range set forth on the front cover of this prospectus, would result in an approximately $         million increase or decrease in each of the as adjusted cash and cash equivalents, capital in excess of par value, total shareholders’ equity and total capitalization, assuming the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease as adjusted cash and cash equivalents, capital in excess of par value, total shareholders’ equity and total capitalization by approximately $         million assuming

the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and terms of this offering determined at pricing.
(2)	As of March 22, 2013, $309.5 million was available under the revolving credit facility.

The table above excludes              shares of our common stock that may be purchased by the underwriters to cover overallotments and an additional                  shares reserved for issuance under the WP Prism Inc. Management Stock Option Plan, of which                  remain available for grant.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share in this offering and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of our common stock then issued and outstanding.

Our pro forma net tangible book deficit as of December 29, 2012 was approximately $             million, or approximately $                 per share based on the              million shares of our common stock issued and outstanding as of such date. After giving effect to the sale of common stock in this offering at the initial public offering price of $         per share (the midpoint of the price range set forth on the front cover page of this prospectus), and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 29, 2012 would have been approximately $         million, or $         per share (assuming no exercise of the underwriters’ overallotment option). This represents an immediate and substantial dilution of $         per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$
Pro forma net tangible book deficit per share as of December 29, 2012	$
Increase in net tangible book deficit per share attributable to this offering
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering
Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the front cover page of this prospectus) would increase (decrease) our net tangible book deficit by $         million, the pro forma as adjusted net tangible book deficit per share after this offering by $         per share and the dilution to new investors in this offering by $         per share, assuming the number of shares of common stock offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The following table summarizes, on the same pro forma as adjusted basis as of December 29, 2012, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting the estimated underwriting discount and estimated offering expenses payable by us, at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the front cover page of this prospectus).

Average Price per Share
	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent
	(in thousands)		(in thousands)
Existing stockholders		%	$	%	$
New investors
Total		%	$	%

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors and average price per share paid by new investors by $             million and $1.00 per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors and average price per share paid by new investors by $             million and $             per share, respectively.

If the underwriters’ overallotment option is fully exercised, the pro forma as adjusted net tangible book value per share after this offering as of December 29, 2012 would be approximately $             per share and the dilution to new investors per share after this offering would be $             per share.

The discussion and tables above exclude              shares of our common stock issuable upon the exercise of options outstanding under the WP Prism Inc. Management Stock Option Plan. To the extent these outstanding options or any future options granted to our employees are exercised or other issuances of our common stock are made, new investors will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present selected consolidated financial information of Bausch & Lomb Holdings Incorporated. You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

The selected consolidated statement of operations, cash flow and other operating data for the years ended December 25, 2010, December 31, 2011 and December 29, 2012 and the selected consolidated balance sheet data at December 31, 2011 and December 29, 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data at December 25, 2010 has been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations, cash flow and other operating data for the years ended December 27, 2008 and December 26, 2009 and the selected consolidated balance sheet data at December 27, 2008 and December 26, 2009 have been derived from our unaudited consolidated financial statements not included in this prospectus which in the opinion of management include all adjustments necessary for fair presentation of the results for the unaudited annual periods.

	Year Ended
Dollar Amounts in Millions, Except Share and Per Share Data	December 27, 2008	December 26, 2009	December 25, 2010	December 31, 2011	December 29, 2012
Statement of Operations Data:
Net Sales:(1)
Pharmaceuticals	$763.5	$832.4	$937.2	$1,110.1		$1,288.0
Vision Care	1,224.4	1,186.5	1,155.1	1,225.4		1,241.5
Surgical	613.2	499.4	484.6	509.9		508.1

	2,601.1	2,518.3	2,576.9	2,845.4		3,037.6
Costs and Expenses:
Cost of products sold	1,267.1	1,069.4	1,052.3	1,087.9		1,162.3
Selling, general and administrative	1,199.3	1,124.8	1,128.3	1,209.7		1,410.4
Research and development	228.2	198.9	220.2	235.4		227.4
Goodwill impairment(2)	—	—	139.2	156.0		—
Purchased in-process research and development(3)	24.3	—	—	—		—

Operating (Loss) Income	(117.8)	125.2	36.9	156.4		237.5

Other Expense (Income):
Interest expense and other financing costs	228.1	220.9	180.9	169.3		246.0
Interest and investment income	(6.6)	(5.4)	(3.8)	(3.1)		(4.0)
Foreign currency, net	(2.8)	14.4	1.6	9.1		9.8

Loss before Income Taxes and Equity in Losses of Equity Method Investee	(336.5)	(104.7)	(141.8)	(18.9)		(14.3)
(Benefit from) Provision for income taxes	(15.9)	(4.6)	33.4	76.5		27.0
Equity in losses of equity method investee	—	1.7	17.8	20.8		24.1

Net Loss	(320.6)	(101.8)	(193.0)	(116.2)		(65.4)
Net (loss) income attributable to noncontrolling interest	(0.7)	7.1	3.0	7.7		2.9

Net Loss Attributable to Bausch & Lomb Holdings Incorporated	$(319.9)	$(108.9)	$(196.0)	$(123.9)		$(68.3)

Per Share (Basic and Diluted):
Net Loss Attributable to Bausch & Lomb Holdings Incorporated	$(3.13)	$(1.06)	$(1.89)	$(1.19)		$(0.66)

Weighted average shares outstanding (000s)	102,081	103,180	103,472	103,889		104,159

Pro Forma Net Loss Attributable to Bausch & Lomb Holdings Incorporated (unaudited)					$

Pro forma weighted average shares outstanding (000s) (unaudited)

(1)	Reported sales include revenues associated with products acquired from ISTA ($86.1 million) and Waicon ($22.0 million in 2012 and $1.8 million in 2011).
(2)	Goodwill impairment charge recorded in 2011 relates to the surgical segment’s Americas reporting unit and the charge in 2010 relates to the surgical segment’s Europe reporting unit.
(3)	On February 1, 2008, we completed the acquisition of all the outstanding stock of eyeonics, inc. As required under GAAP applicable at the time of the acquisition, in-process research and development (“IPR&D”) of $24.3 million identified in the acquisition was expensed immediately.

	Year Ended
Dollar Amounts in Millions	December 27, 2008	December 26, 2009	December 25, 2010	December 31, 2011	December 29, 2012
Balance Sheet Data (at period end):
Cash and cash equivalents	$258.2	$204.8	$150.4	$148.5	$359.2
Total Assets	5,564.9	5,400.1	5,160.6	5,086.4	5,956.8
Total Debt (including current portion of Long-Term Debt)	2,674.4	2,750.7	2,739.1	2,697.3	3,303.7
Total Bausch & Lomb Holdings Incorporated Shareholders’ Equity	1,243.5	1,203.8	1,002.0	879.8	794.8

Dollar Amounts in Millions	December 27, 2008	December 26, 2009	December 25, 2010	December 31, 2011	December 29, 2012
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$12.6	$91.9	$72.6	$265.7	$320.5
Investing activities	(379.9)	(216.4)	(161.1)	(232.0)	(611.1)
Financing activities	319.1	73.2	32.9	(36.3)	492.8

Other Operating Data:
Capital expenditures	$78.9	$89.6	$86.7	$132.2	$119.8

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information sets forth our unaudited pro forma and historical condensed consolidated balance sheet as of December 29, 2012 and our unaudited pro forma and historical condensed consolidated statement of operations for the year ended December 29, 2012. Historical information for Bausch & Lomb Holdings Incorporated and TPV is based on the audited consolidated financial statements of Bausch & Lomb Holdings Incorporated and TPV appearing elsewhere in this prospectus. The historical information for ISTA is unaudited and has not been included elsewhere in this prospectus. The historical consolidated financial information has been adjusted in the following unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are (i) directly attributable to the applicable pro forma transactions, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated balance sheet at December 29, 2012, and the unaudited pro forma condensed consolidated statement of operations for the year ended December 29, 2012, are presented:

•	On an actual basis;

•	On a pro forma basis to give effect to the following transactions:

(1)	The acquisition of ISTA, which was completed on June 6, 2012;

(2)	The acquisition of the outstanding and unowned shares of TPV, which was completed on January 25, 2013;

(3)	The incurrence of $800.0 million of indebtedness, with $700.0 million under Holdco’s new senior unsecured term loan facility (the “Holdco Term Loans”) and $100.0 million under Opco’s revolving credit facility, which is collectively referred to as the March 2013 Financing, and a cash dividend of $7.40 per share declared on March 15, 2013 on our outstanding common stock, resulting in total distributions to our stockholders of $772.4 million, which is referred to as the March 2013 Dividend (collectively, the “March 2013 Transactions”); and

•	On a pro forma as adjusted basis to also give effect to:

(4)	The issuance of shares of common stock in this offering (assuming an estimated public offering price of $ per share, the midpoint of the price range set forth on the front cover page of this prospectus), the use of $700.0 million of proceeds from this offering to repay the Holdco term loans and to make a cash payment in cancellation of, and granting replacement options in respect of, certain performance-based options, as if such transactions occurred on December 29, 2012 for the unaudited pro forma condensed consolidated balance sheet, with exception to the acquisition of ISTA, which is already reflected in the December 29, 2012 balance sheet, and as if such transactions occurred on January 1, 2012, for the unaudited pro forma condensed consolidated statement of operations.

Our unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. Presentation of our unaudited pro forma condensed consolidated financial data is prepared in conformity with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto, included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented, and it therefore should not be relied upon as being indicative of our results of operations or financial position had the acquisitions of ISTA and TPV, the March 2013 Transactions, and this offering occurred on the dates assumed. The unaudited condensed consolidated pro forma financial information is also not a projection of our results of operations, or financial position for any future period or date. The estimates and assumptions used in the preparation of the unaudited pro forma condensed consolidated financial information may be materially different from our actual experience.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 29, 2012

Dollar Amounts in Millions—Except Share and Per Share Data	Historical Bausch & Lomb Holdings Incorporated	ISTA Pro Forma (1)	TPV Pro Forma (2)	March 2013 Transactions (3)		Pro Forma	Offering and Use of Proceeds (4)	Pro Forma, As Adjusted
Net Sales	$3,037.6	$31.3	$	$—		$	$	$
Costs and Expenses
Cost of products sold	1,162.3	(24.1)		—
Selling, general and administrative	1,410.4	33.8		—
Research and development	227.4	15.4		—

Operating Expenses	2,800.1	25.1		—

Operating Income (Loss)	237.5	6.2		—

Other Expense (Income)
Interest expense and other financing costs	246.0	10.3		50.6	i
Other Expense, Net	5.8	13.1		—

Total Other Expenses	251.8	23.4		50.6

(Loss) Earnings before Income Taxes and Equity in Losses of Equity Method Investee	(14.3)	(17.2)		(50.6)
Provision for income taxes	27.0	46.2		(19.4	) j
Equity in losses of equity method investee	24.1	—		—

Net (Loss) Income	(65.4)	(63.4)		(31.2)
Net income attributable to noncontrolling interest	2.9	—		—

Net (Loss) Income Attributable to Bausch & Lomb Holdings Incorporated	$(68.3)	$(63.4)	$	$(31.2)		$	$	$

Net Loss Attributable to Bausch & Lomb Holdings Incorporated per Common Share
Basic and Diluted	$(0.66)
Weighted Average Shares Outstanding (000s)
Basic and Diluted	104,159

See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

For the year ended December 29, 2012

Dollar Amounts in Millions	Historical Bausch & Lomb Holdings Incorporated	TPV Pro Forma (2)	March 2013 Transactions (3)		Pro Forma	Offering and Use of Proceeds (4)	Pro Forma, As Adjusted
Assets
Current Assets:
Cash and cash equivalents	$359.2	$	$4.5	g	$	$	$
Trade receivables	573.8		—
Inventories	317.4		—
Other current assets	178.0		—
Deferred income taxes	128.0		—

Total Current Assets	1,556.4		4.5

Property, Plant and Equipment, net	718.6		—
Goodwill	1,391.3		—
Other Intangibles, net	1,946.0		—
Other Long-Term Assets	323.8		10.5	h
Deferred Income Taxes	20.7		—

Total Assets	$5,956.8	$	$15.0		$	$	$

Liabilities and Shareholders’ Equity
Current Liabilities:
Notes payable	$3.0	$	$—		$	$	$
Current portion of debt	52.3		800.0	g
Accounts payable	146.3		—
Accrued compensation	181.2		—
Accrued liabilities	638.3
Income taxes payable	15.1		—
Deferred income taxes	0.4		—

Total Current Liabilities	1,036.6		800.00
Long-Term Debt, less current portion	3,251.4		—
Pension and Other Benefit Liabilities	272.8		—
Other Long-Term Liabilities	7.7		4.5	k
Income Tax Liabilities	46.2		—
Deferred Income Taxes	532.0		—

Total Liabilities	5,146.7		804.5

Shareholders’ Equity:
Common Stock	1.0		—
Preferred Stock	—		—
Common Stock in Treasury	(0.4)		—
Capital in Excess of Par Value	2,143.0		(789.2	) k
Retained Deficit	(1,140.7)		(0.3	) h
Accumulated Other Comprehensive Loss	(208.1)		—

Total Bausch & Lomb Holdings Incorporated Shareholders’ Equity	794.8		789.5
Noncontrolling interest	15.3		—

Total Shareholders’ Equity	810.1		789.5

Total Liabilities and Shareholders’ Equity	$5,956.8	$	$15.0		$	$	$

See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

(1)	ISTA Pro Forma

On June 6, 2012, we completed the acquisition of ISTA, a leading pharmaceutical company, under which we acquired all outstanding stock of ISTA for $9.10 per share or $487.5 million ($465.5 million, net of cash acquired). Prior to the acquisition, we provided contract manufacturing services to ISTA, accordingly adjustments have been made to eliminate these transactions. The purchase of ISTA was accounted for under the acquisition method of accounting, as required under ASC 805. ASC 805 requires that management measure the fair value of the assets acquired and liabilities assumed as of the acquisition date. A preliminary assessment of fair value has been developed based on available data and certain estimates. Amounts related to IPR&D and other long-lived assets, among other items, are subject to change.

ISTA PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the year ended December 29, 2012

Dollar Amounts in Millions	Historical ISTA Period of January 1, 2012—June 6, 2012	Pro Forma Adjustments		ISTA Pro Forma
Net Sales	$34.0	$(2.7	)a	$31.3
Costs and Expenses
Cost of products sold	(0.4)	(23.7	)b	(24.1)
Selling, general and administrative	68.9	(35.1	)c	33.8
Research and development	19.4	(4.0	)d	15.4

Operating Expenses	87.9	(62.8)		25.1

Operating Income (Loss)	(53.9)	60.1		6.2
Other Expense (Income)
Interest expense and other financing costs	6.8	3.5	e	10.3
Other Expense, Net	13.1	—		13.1

Total Other Expenses	19.9	3.5		23.4

(Loss) Earnings before Income Taxes	(73.8)	56.6		(17.2)
Provision for income taxes	—	46.2	f	46.2
Equity in losses of equity method investee	—	—		—

Net (Loss) Income	(73.8)	10.4		(63.4)
Net income attributable to noncontrolling interest	—	—		—

Net (Loss) Income Attributable to ISTA Pharmaceuticals	$(73.8)	$10.4		$(63.4)

(a)	Net Sales

From January 1, 2012 to June 6, 2012 we had a contract to manufacture products for ISTA. Under the terms of this contract we recorded $2.3 million of sales, which have been eliminated with this adjustment as if ISTA had been a consolidated subsidiary since January 1, 2012.

In order to align ISTA’s accounting policies to our accounting policies, net sales decreased by $2.3 million as a result of reclassifying coupon reimbursement expenses from selling, general and administrative expenses, which was partially offset by an increase of $1.9 million relating to the accounting policy alignment adjustment to eliminate the impact from ISTA’s participation in the Tri-Care pharmacy program.

(b)	Cost of Products Sold

Reflects a $2.3 million adjustment to eliminate cost of products sold incurred by ISTA related to the contract manufacturing arrangement described in Note (a). In addition we have eliminated $21.4 million from cost of products sold to exclude the amortization of the fair value step-up to inventory recorded on the acquisition date.

(c)	Selling, General and Administrative Expense

The adjustments to selling, general and administrative expenses are summarized in the table below:

Reclassification of coupon reimbursement expenses to sales (see Note (a))	(2.3)
Severance and relocation charges related to the ISTA acquisition	(21.0)
ISTA stock compensation expense triggered by the completion of the acquisition	(10.1)
ISTA acquisition costs	(17.7)
Amortization of acquisition related intangible assets	15.7
Other	0.3

Total impact to Selling, General and Administrative Expense	(35.1)

(d)	Research and Development Expense

Adjustments of $4.0 million reflect the elimination of $3.5 million of ISTA stock compensation expense triggered by the completion of our acquisition and the elimination of $0.5 million to eliminate severance and relocation costs related to the ISTA acquisition.

(e)	Interest Expense and Other Financing Costs

The net increase in interest expense and other financing costs of $3.5 million reflects an increase of $9.6 million in interest expense and $0.7 million for the amortization of debt issuance costs related to debt incurred for the ISTA acquisition. These are partially offset by a $6.8 million decrease to exclude ISTA’s historical interest expense associated with pre-acquisition outstanding debt that was paid on June 6, 2012 in connection with the acquisition.

(f)	Income Taxes

The total increase of $46.2 million reflects $21.7 million of tax expense computed by applying the statutory tax rates of the relevant jurisdictions to the pro forma adjustments in Notes a-e above and an increase of $24.5 million to exclude a non-recurring benefit related to the release of valuation allowance as a result of taxable temporary differences that were recorded in the historical financial statements of Bausch & Lomb as part of the ISTA acquisition. These tax rates do not reflect our effective tax rate, which includes other items such as valuation allowance impacts and other tax charges or benefits. Our effective tax rate may be significantly different than the rates assumed for purposes of preparing the unaudited pro forma condensed consolidated financial statements for a variety of factors.

(2)	TPV Pro Forma

On January 25, 2013, we completed the acquisition of all outstanding and unowned shares of TPV, representing 45.9 percent of TPV’s outstanding equity. We paid €99.5 million ($133.1 million) for the unowned shares and €0.9 million ($1.2 million) for transaction costs from cash on hand. This purchase price is subject to adjustments, including an increase of up to €92.0 million for milestone payments contingent on achievement of sales targets for specific TPV products in future years. We are in the process of determining the fair value of the assets acquired and liabilities assumed in the transaction, the fair value of the contingent consideration, the fair value of our equity interest in TPV immediately prior to the acquisition, and the gain or loss, if any, to be recognized upon settling preexisting relationships with TPV.

TECHNOLAS PERFECT VISION GMBH

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 29, 2012

Dollar Amounts in Millions	Historical TPV	Pro Forma Adjustments	TPV Pro Forma
Net Sales

Costs and Expenses
Cost of products sold
Selling, general and administrative
Research and development

Operating Expenses

Operating Income (Loss)

Other Expense (Income)
Interest expense and other financing costs
Other Expense, Net

Total Other Expenses

(Loss) Earnings before Income Taxes
Provision for income taxes
Equity in losses of equity method investee

Net (Loss) Income

Net income attributable to noncontrolling interest

Net (Loss) Income Attributable to TPV

(3)	March 2013 Transactions

On March 15, 2013, our board of directors declared a cash dividend of $7.40 per share on our outstanding common stock, resulting in total distributions to our stockholders of $772.4 million. This cash dividend is referred to as the “March 2013 Dividend.” The March 2013 Dividend was payable on March 19, 2013.

On March 19, 2013, we borrowed $700.0 million in Holdco Term Loans. In addition, we borrowed $100.0 million under our revolving credit facility. These borrowings together are referred to as the “March 2013 Financing.” The declaration and payment of the March 2013 Dividend, the payment of related fees and expenses, and a cash payment to the holders of certain time-based options was funded by the March 2013 Financing.

(g) Debt and Use of Proceeds

The current portion of debt was adjusted to reflect the increase related to the $700.0 million Holdco Term Loans and $100.0 million borrowing under the revolving credit facility.

The uses of the proceeds from the March 2013 Financing are summarized below:

March 2013 dividend	772.4
Payment related to vested time-based option modification	12.3
Financing fees (deferred in long term assets)	10.5
Other related fees (expensed)	0.3
Cash	4.5

Total use of proceeds	800.0

(h) Debt Issuance Costs

In connection with these borrowings, we recorded an adjustment to reflect $10.5 million in deferred financing costs which were paid out of proceeds. These deferred financing costs will be amortized over the five-year term of the Holdco Term Loans (maturing May 31, 2018). We also recorded an adjustment of $0.3 million for other related fees which were paid out of proceeds and recognized as an expense.

(i) Interest Expense

Until March 19, 2014 (or earlier, between October 1, 2013 and March 19, 2014, under certain circumstances), the Holdco Term Loans will bear interest at a rate per annum equal to 5.25 percent (or 6.00 percent if paid as PIK Interest) plus LIBOR, provided that LIBOR rates are subject to a floor of 1 percent per annum. The revolving credit facility will bear interest at a rate per annum equal to 3.75 percent plus LIBOR, provided that LIBOR rates are subject to a floor of 1 percent per annum. We recorded an adjustment to interest expense and other financing costs to reflect incremental interest expense of $50.6 million, which includes amortization of deferred financing costs of $2.1 million and which assumes that interest is paid in cash. For the purposes of the pro forma statement of operations, an assumed rate of 6.25 percent for the Holdco Term Loans and 4.75 percent for the revolving credit facility have been applied.

A 1/8th% variance in the interest rates that apply to the March 2013 Financing would result in a change in pro forma interest expense of $1.0 million for the year ended December 29, 2012.

(j) Income Taxes

The tax benefit of $19.4 million is calculated by applying our U.S. combined federal and state statutory rate of 38.3% to the pro forma interest expense related to the March 2013 Financing. This tax rate does not reflect our effective tax rate, which includes other items such as valuation allowance impacts and other tax charges or benefits. Our effective tax rate may be significantly different than the rates assumed for purposes of preparing the unaudited pro forma condensed consolidated financial statements for a variety of factors.

(k) Dividend

To reflect the use of proceeds from the borrowings under the March 2013 Financing to issue a cash dividend of $7.40 per share on our outstanding common stock, resulting in a total distribution of $772.4 million to our stockholders.

In connection with the payment of the March 2013 Dividend, we modified certain stock-based compensation awards held by current and former employees and directors, including (1) by making a cash payment in respect of, and adjusting the exercise price of, certain vested time-based stock options, (2) by reducing the exercise price of all other stock options and (3) in respect of the outstanding restricted stock by adjusting the market-based vesting condition and paying dividends subject to the underlying vesting conditions. The total cash payment associated with the stock option modifications will be $12.3 million, and we have accrued $4.5 million for future payments on the restricted stock plans, which has been offset by a corresponding reduction in capital in excess of par value. The March 2013 Dividend to shareholders, in addition to the payments and accruals made in respect of the modified share-based compensation awards resulted in a reduction in capital paid in excess of par value of $789.2.

The incremental costs associated with the make-whole modification of time based options and restricted stock is expected to be immaterial. The modification of performance-based options will not result in any immediate impact but may impact expense to be recognized following the completion of this offering.

(4)	Offering and Use of Proceeds

(l)	Common Stock

Reflects the issuance of shares of common stock in this offering, assuming an estimated public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us of $         resulting in net proceeds of $        .

These underwriting discounts and offering expenses have been summarized in the table below:

Underwriters fees
Attorneys fees
Other professional services fees associated with the offering
Agency fees

Total

(m)	Debt Repayment

Reflects the use of $700.0 million of proceeds for this offering that we expect to be used to repay the Holdco Term Loans, resulting in a decrease in pro forma interest expense of $        . Additionally, as a result of extinguishing our borrowings under the Holdco Term Loans, we will write-off $         in deferred financing costs.

(n)	Stock Compensation

Upon completion of this offering, we will make a cash payment of $                 in cancellation of, and granting replacement options in respect of, certain performance-based options.

(5)	Pro Forma As Adjusted Earnings Per Share

The following table illustrates the calculation of pro forma as adjusted earnings per share for the year ended December 29, 2012:

Pro forma as adjusted net income
Shares issued in this offering
Pro forma as adjusted weighted average shares outstanding

Pro forma as adjusted earnings per share

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. Except where the context otherwise requires, the terms “we,” “us,” or “our” refer to the business of Bausch & Lomb Holdings Incorporated and its consolidated subsidiaries.

The fiscal years ended December 29, 2012 and December 25, 2010 consisted of four thirteen-week fiscal quarters. The fiscal year ended December 31, 2011 contained 53 weeks, with the first, second and third quarters each consisting of 13 weeks of results and the fourth quarter consisting of 14 weeks. The first and second months of each fiscal quarter contain four weeks of results and the third month contains five weeks of results (six weeks in the case of the fourth quarter of 2011). Accordingly, net sales are typically higher in the third month of any given quarter. In addition, we typically increase the level of activity within our broad portfolio of customer programs at the end of each quarter.

Business Overview

Our Business

We are a leading global eye health company. We are solely focused on protecting, enhancing, and restoring people’s eyesight. Over our 160 year history, Bausch + Lomb has become one of the most widely recognized and respected eye health brands in the world. We globally develop, manufacture and market one of the most comprehensive product portfolios in our industry.

Our ability to deliver a broad, complementary portfolio of products to eye care professionals, patients and consumers enables us to address a full spectrum of eye health needs. We offer products such as branded and generic prescription ophthalmic pharmaceuticals, OTC ophthalmic medications, ophthalmic nutritional products, contact lenses and lens care solutions, as well as products that are used in cataract, vitreoretinal, refractive and other ophthalmic surgical procedures. Our sales organization of over 3,700 employees markets our diversified product portfolio of more than 300 products in over 100 countries.

Since 2007, we have been executing an operational and financial transformation. This transformation began with our acquisition by our Principal Stockholders. It was accelerated with the arrival of our current management team in 2010 and the implementation of a multi-year turnaround plan. As a result of our work to date, we have strengthened our business, increased revenue growth and expanded margins by developing a unified and streamlined global business model, by investing in global commercial and manufacturing capabilities, by expanding geographically in developed and emerging markets and by creating a differentiated approach to new product innovation.

Our Business Segments

We manage and review our business and allocate resources through three business segments: pharmaceuticals, vision care and surgical. Support costs not directly associated with one of the three business segments, such as certain manufacturing, research and development and administrative expenses, including corporate expenses, are not allocated to or included in business segment results. Our pharmaceuticals segment portfolio is diversified and includes branded and generic prescription ophthalmic pharmaceuticals, OTC medications and ophthalmic nutritional products. Our vision care segment consists of contact lenses and lens care products. Our surgical segment includes products used in cataract, vitreoretinal, refractive and other ophthalmic procedures.

Recent Developments and Other Factors Affecting Our Results of Operations

Recent Acquisitions

Transactions with Technolas Perfect Vision GmbH (TPV). Effective January 1, 2009, we formed TPV, a joint venture with 20/10 Perfect Vision AG (“20/10”), which combined the assets and operations of 20/10 and our refractive products business. In each of the years presented in our accompanying financial statements, we accounted for our investment in TPV as an equity investment, such that our share of TPV’s losses is included in “Equity in Losses of Equity Method Investee” in our statements of operations.

During the third quarter of 2011, we entered into a definitive agreement with TPV pursuant to which we obtained an option to purchase all outstanding TPV shares that we did not own based on the achievement of certain milestones and earn-outs. Pursuant to the terms of this agreement, we paid €20 million ($28 million) for the option and also advanced an additional €40 million ($54 million) to TPV. On November 7, 2012, we announced that we had exercised our option to purchase all outstanding shares of TPV that we did not own, and we completed the acquisition of the remaining shares of TPV on January 25, 2013. See “Unaudited Pro Forma Condensed Consolidated Financial Information.” TPV will be reported in our surgical business segment beginning in 2013.

Acquisition of ISTA Pharmaceuticals, Inc. On June 6, 2012, we completed the acquisition of ISTA, a leading pharmaceutical company and manufacturer of topical eye medicines in the United States, for a total of $488 million (or $466 million, net of cash acquired). The results of operations of ISTA were included in our pharmaceuticals business segment beginning in June 2012.

Acquisition of Laboratorio Pförtner Cornealent SACIF (Waicon). In December 2011, we acquired all outstanding stock of Laboratorio Pförtner Cornealent SACIF, the controlling entity of Waicon, which is the Argentinean market leader in contact lenses and lens care products. The fair value measurement of the assets acquired and liabilities assumed was finalized in the third quarter of 2012. Total consideration paid for the acquisition was $22 million in cash. The results of operations of Waicon were included in our consolidated financial statements beginning in December 2011.

Exit Activities

2008/2009 Program. In the fourth quarter of 2008, we undertook a strategic review of our businesses’ cost structure. In order to better align our organization to our operating segments and become more competitive in the current economic environment, we initiated a realignment program in late 2008 and in early 2009 we committed to a more comprehensive plan of action. The exit activities associated with this plan resulted in cost reductions in some manufacturing operations and in selling, general and administrative (“SG&A”) functions. These activities affected approximately 2,100 positions worldwide and resulted in total charges of $137 million from 2008 through 2012, including $117 million for termination benefits, and $20 million for contract termination and other exit costs. These activities were substantially complete as of December 31, 2011 and yielded annual pre-tax cost savings of approximately $170 million. These savings were partially reinvested into R&D, marketing and other programs designed to accelerate sales growth.

2010 Program. In May 2010, we began a second series of exit actions designed to further improve our profitability and operational efficiency. These activities resulted in additional cost reductions in some manufacturing operations, procurement and SG&A functions. The activities affected approximately 500 positions worldwide and resulted in total charges of $55 million from 2010 through 2012, including $44 million for termination benefits and $11 million for contract termination and other exit costs. These activities were substantially complete as of December 29, 2012. These actions yielded annual pre-tax cost savings of approximately $130 million. These savings were partially reinvested into R&D, marketing and other programs designed to accelerate sales growth.

Cash Dividend and Related Financing

On March 15, 2013, our board of directors declared the March 2013 Dividend. The March 2013 Dividend was payable on March 19, 2013. Our board of directors decided to pay the March 2013 Dividend based on, among other factors, our strong business performance, the deleveraging of our business, the favorable credit environment at the time and cash generation in excess of our business needs.

On March 19, 2013, we borrowed $700 million in the March 2013 Financing. On the same date, our wholly owned operating subsidiary borrowed $100 million in the March 2013 Financing and subsequently distributed $83 million to us. The declaration and payment of the March 2013 Dividend, along with the payment of related fees and expenses, was financed by the March 2013 Financing. We expect to use a substantial portion of the net proceeds from this offering to repay the $700 million we borrowed in the March 2013 Financing. See “Use of Proceeds.”

In connection with the payment of the March 2013 Dividend and this offering, we modified or will modify, as applicable, on or shortly following the closing of this offering the terms of certain stock-based compensation awards held by current and former employees and directors, including (1) by making a cash payment in respect of, and adjusting the exercise price of, certain vested time-based stock options, (2) by reducing the exercise price of all other stock options, (3) in respect of the outstanding restricted stock, by adjusting the market-based vesting condition and paying dividends subject to the underlying vesting conditions and (4) by making a cash payment in cancellation of, and granting replacement options in respect of, certain performance-based options.

Impairments

Asset Impairment Charge. In the fourth quarter of 2012, we recorded an asset impairment charge of $23 million, associated with an investment in a privately held company developing corneal inlay technology for the treatment of presbyopia.

Goodwill Impairment Charges. In the fourth quarters of 2011 and 2010, we recorded goodwill impairment charges of $156 million and $139 million, respectively, associated with our surgical segment. The 2011 charge was associated with the segment’s Americas reporting unit and related to competitors introducing new products that captured market share, and the 2010 charge was associated with its Europe reporting unit and related to an updated analysis of the market acceptance of a then-recently launched IOL. The fair values of our remaining reporting segments exceeded their carrying values including goodwill at the end of 2011 and 2010. The fair values of all our reporting segments exceeded their carrying values including goodwill at the end of 2012.

Rembrandt Settlement

In the fourth quarter of 2012, we reached an agreement with respect to the Rembrandt arbitration matter, whereby we paid, subsequent to fiscal year end, $69 million, including $59 million of damages and $10 million of interest, to fully settle the matter. As a result of this development, fourth quarter financial results included a reversal of previously accrued expenses of $5 million. See “Business—Legal Proceedings” for further discussion of our legal proceedings, including the Rembrandt settlement.

Key Components of Our Results of Operations

Our business benefits from reasonably predictable worldwide demand due to its medical and non-discretionary nature and provides us with a relatively stable source of new customers. Demographic factors, including an aging population and the rising prevalence of diabetes, are key factors in the growth of our customer base and net sales. In addition, greater purchasing power due to the rise of the middle class in emerging markets increases the demand for our vision care and other products in these markets. Our net sales are also affected by product and geographic sales mix, operational effectiveness, pricing, marketing and promotional efforts, brand recognition levels, competition and changes in foreign currency exchange rates. Our gross profit is affected by product sales mix, the efficiency of our manufacturing operations and the costs of materials used to make our products. Regulatory actions, including healthcare reimbursement schemes, which may require costly expenditures or result in pricing pressure, may decrease our gross profit and operating income.

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures we consider are net sales (both at actual rates and on a constant-currency basis), Adjusted EBITDA and Segment Adjusted EBITDA. Constant-currency net sales and Adjusted EBITDA are both non-GAAP measures and were two of the metrics used to calculate annual bonuses paid under our incentive plan for management level employees in each of the periods presented in this Management’s Discussion and Analysis (“MD&A”). We believe the items discussed below provide insight into the factors that affect these key measures.

Net Sales

We derive net sales primarily from sales of eye health products that include branded and generic prescription ophthalmic pharmaceuticals, OTC medications and ophthalmic nutritional products; contact lenses and lens care solutions; and products used in ophthalmic surgery. Net sales, which include freight costs billed to customers, represent gross invoiced sales, reduced by amounts for customer programs, which include rebates to managed healthcare plans, contractual pricing allowances, cash discounts, promotional and advertising allowances, volume discounts and specifically established customer product return programs. Several factors affect our reported net sales in any period, including product and geographic sales mix, operational effectiveness, pricing, marketing and promotional efforts, brand recognition levels, competition and changes in foreign currency exchange rates. Our net sales are generally higher in the second and fourth quarters of our fiscal year. This is due to a number of factors including the timing of consumer advertising and promotional activity, the spring and fall allergy seasons in the pharmaceuticals segment, and consumer and customer purchasing patterns associated with healthcare reimbursement programs. Our net sales consist of both self-payments made directly by consumers without relying on any healthcare reimbursement scheme and reimbursements through health care or other reimbursement systems.

Gross Profit

Gross profit is equal to our net sales minus our cost of products sold, and generally increases as net sales increase. Cost of products sold includes the direct cost of manufacturing, distributing and warehousing our products, freight costs for both inbound and outbound shipments, and other product costs including third party royalties, obsolescence, customs, duty, returns processing, and warranty and repair costs. Factors affecting gross profit include product sales mix (including sales volume of products upon which we pay third party royalties), the efficiency of our manufacturing operations and volatility associated with the cost of materials to manufacture our products. Gross profit could decrease if we were to have excess quantities of inventory on hand, or if we were to institute and execute a product recall or incur business realignment and exit activities as a result of a broad restructuring program. Additionally, fair value measurements associated with significant acquisitions will result in adjustments to “step up” the book value of acquired inventories to their estimated fair values. These adjustments would result in increased cost of products sold associated with the acquisition date inventory.

Selling, General and Administrative Expenses

SG&A expenses include those associated with selling, marketing, advertising and promoting our products, general administrative expenses (including corporate administration) and intangible asset amortization. Major costs included in this category are employee related costs (including salaries and benefit programs), sales commissions, professional fees paid to advertising agencies, legal fees and litigation expenses and settlements, and other administrative expenses. Selling expenses will generally increase or decrease in tandem with net sales. Marketing, advertising and promotion expenses will increase or decrease based on the timing of product launches, season of the year, and specific campaign parameters. General and administrative expenses do not correlate with changes in net sales as they are largely fixed in nature. In addition to these factors, our reported SG&A expenses could increase if we were to incur significant expenses in connection with business development activities or for business realignment and exit activities as part of a broad restructuring program.

Research and Development Expenses

Research and development expenses include all expenses associated with developing and researching new products, including salaries and employee benefit costs, third-party contract fees, other external consulting fees, occupancy costs, and third-party milestone payments. Research and development expenses generally do not vary with sales increases or decreases, and are dependent on the timing and number of projects in development, and their various stages of completion. For example, the achievement of milestones or regulatory approvals could increase fees payable to third-party development partners. In addition, research and development expenses could increase if we were to incur significant expenses for business realignment and exit activities as part of a broad restructuring program.

Operating Income

Operating income represents gross profit, less SG&A and research and development expenses, as well as unusual expenses such as asset impairment charges.

Constant Currency Net Sales and Operating Income

Because our products are sold worldwide (with more than 60 percent of sales derived outside the United States in each of the periods presented), our reported financial results are impacted by fluctuations in foreign currency exchange rates. “Constant currency” is a non-GAAP measure we use to assess performance excluding the impact of foreign currency exchange rate changes. Constant currency results are calculated by translating actual current and prior-year local currency net sales and expenses at the same exchange rates. The translated results are then used to determine year-over-year percentage increases or decreases. On the net sales line, our greatest translation risk exposures typically result from changes in rates for the euro and the Japanese yen. For the euro, these exposures are largely offset at the operating income line because we incur euro-denominated expenses associated with manufacturing, selling and research and development activities within Europe. Exposure to the yen is mitigated to a lesser extent, because we do not manufacture products in Japan. We occasionally employ foreign currency derivative instruments to mitigate translation risk associated with the yen. Gains or losses on any such contracts are reported as part of net financing expenses (below operating income).

Adjusted EBITDA

Adjusted EBITDA is a supplemental financial measure used by us and by external users of our financial statements, such as our lenders. We consider Adjusted EBITDA an indicator of the operational strength and performance of our business and we also believe that it provides insight into our ability to incur additional debt and meet our liquidity requirements. Adjusted EBITDA allows us to assess our performance without regard to financing methods and capital structure and without the impact of other matters that we do not consider indicative of the operating performance of our business.

We compensate for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measure (net loss), understanding the differences between the measures and incorporating these insights into our decision-making processes. Adjusted EBITDA is not considered a measure of financial performance under GAAP and the items excluded from Adjusted EBITDA are significant components in understanding and assessing our financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to GAAP measures such as net income or operating income. Since Adjusted EBITDA is a measure not deemed to be in accordance with GAAP and is susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

Segment Adjusted EBITDA

Segment Adjusted EBITDA is the primary earnings measure we use to evaluate the performance of our segments, as defined in ASC 280 – Segment Reporting. Costs associated with support functions that are not directly associated with one of the three business segments, such as certain manufacturing , research and development and administrative expenses, including corporate, are not allocated to or included in segment results.

Results of Operations

Information concerning our consolidated and business segment sales and operating performance is presented in the following tables.

All dollar amounts in the tables below are expressed in millions.

	Year Ended
	December 25, 2010		December 31, 2011		December 29, 2012
Net Sales:
Pharmaceuticals	$937.2	36%	$1,110.1	39%	$1,288.0	42%
Vision Care	1,155.1	45%	1,225.4	43%	1,241.5	41%
Surgical	484.6	19%	509.9	18%	508.1	17%

	$2,576.9		$2,845.4		$3,037.6

	Year Ended
	December 25, 2010	December 31, 2011	December 29, 2012
Adjusted EBITDA:

Pharmaceuticals	$275.4	$376.6	$454.2
Vision Care	319.4	354.4	371.2
Surgical	91.8	87.5	81.0

Segment Adjusted EBITDA	686.6	818.5	906.4
Other, including support functions and corporate	(214.7)	(259.6)	(263.3)

Adjusted EBITDA	471.9	558.9	643.1
Stock-based compensation [1]	(8.5)	(13.9)	(18.8)
Goodwill impairment charges [2]	(139.2)	(156.0)	—
Business realignment and exit activities [3]	(79.5)	(26.7)	(15.5)
Acquisition accounting adjustments [4]	—	(0.3)	(22.0)
Asset impairment charges [5]	—	(1.6)	(25.0)
Product liability and litigation expenses [6]	(4.8)	(4.7)	(4.2)
Rembrandt settlement [7]	—	—	(58.4)
Acquisition related costs [8]	—	—	(27.2)
Licensing milestone [9]	—	—	(10.0)
Legal judgment related to Brazil distributor termination [10]	—	(3.4)	3.0
Foreign currency, net [11]	(1.6)	(9.1)	(9.8)
Other, net [12]	(2.3)	(2.5)	(1.6)
Net income attributable to noncontrolling interest	3.0	7.7	2.9
Depreciation and amortization	(203.7)	(201.1)	(228.8)
Interest expense and other financing costs	(180.9)	(169.3)	(246.0)
Interest and investment income	3.8	3.1	4.0
Provision for income taxes	(33.4)	(76.5)	(27.0)
Equity in losses of equity method investee	(17.8)	(20.8)	(24.1)

Net loss	$(193.0)	$(116.2)	$(65.4)

1	Represents stock-based compensation expense recognized under FASB ASC Topic 718 Compensation—Stock Compensation. The 2010 amount excludes $1.1 million of such expense that is included in the line item called “business realignment and exit activities.”
2	Goodwill impairment charge recorded in 2010 represents the write-down of the surgical segment’s Europe reporting unit’s goodwill. The charge in 2011 represents the write-down of the surgical segment’s Americas reporting unit’s goodwill. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies—Goodwill for further discussion.
3	Includes exit activity charges of $64.2 million, $18.9 million and $11.2 million in 2010, 2011 and 2012, respectively. See Note 13—Exit Activities and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Other Factors Affecting Our Results of Operations—Exit Activities” for further discussion on exit activities. Also includes other expenses for business realignment initiatives benefitting ongoing operations of $15.3 million, $7.8 million and $4.3 million in 2010, 2011 and 2012, respectively.
4	Represents the increase in cost of goods sold as a result of the step-up to inventory to fair market value recorded in connection with the Waicon and ISTA acquisitions. The Waicon inventory that was revalued was sold in 2011 and 2012, and the ISTA inventory that was revalued was sold in 2012.
5	Charges associated with the write-down of investments in equity securities using the cost method of accounting. Of the total impairment in 2012, $23.0 million relates to an equity investment in a privately held company. See Note 6—Other Long-Term Investments—Investment in Cost Method Investees for a further discussion.
6	Represents expenses associated with product liability cases related to the 2006 MoistureLoc product recall and the cost of actual MoistureLoc claims settled (net of insurance recoveries); and expenses associated with the legal proceedings, including the Wilmington Partners matter, the Rembrandt arbitration and certain governmental investigations, described in Note 17—Other Matters and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Legal Proceedings”.
7	Represents settlement expense related to the Rembrandt arbitration as described in Note 17—Other Matters.
8	Represents costs associated with the acquisition and integration of Waicon and ISTA, including severance, integration costs and professional fees ($23.6 million) and fees incurred in relation to the evaluation of a potential acquisition ($3.6 million).
9	Represents payment of a development milestone to NicOx upon publication of favorable results of a Phase 2b clinical study related to latanaprostene bunod, a development stage drug compound for which we have licensed global rights from NicOx. GAAP requires such payments to be expensed to research and development expense, up until the time a product is approved for commercial sale, after which time such milestone payments are capitalized as intangible assets and amortized.
10	Represents expense related to a 2011 legal judgment associated with our termination of a distributor in Brazil, which was partially overturned on appeal in 2012.
11	Represents foreign currency expense per our financial statements that primarily reflects the effects of changes in foreign exchange rates on intercompany transactions denominated in currencies other than an entity’s functional currency, to the extent not offset by our ongoing foreign currency hedging programs. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies—Foreign Currency for further discussion.
12	This adjustment is comprised of non-cash losses associated with the retirement of fixed assets and other individually immaterial items.

The following table summarizes percentage net sales trends for each of our business segments:

	Net Sales
	Percent Increase
	2011 vs. 2010		2012 vs. 2011
	Actual Dollars	Constant Currency(1)	Actual Dollars	Constant Currency(1)
Pharmaceuticals	18%	16%	16%	19%
Vision Care	6%	2%	1%	4%
Surgical	5%	3%	—%	2%
Total Company	10%	7%	7%	10%

(1)	Constant currency net sales were calculated by translating actual current and prior-year local currency at the same exchange rates.

Year ended December 31, 2011 compared to year ended December 25, 2010

Net Sales. Compared to 2010, consolidated net sales increased 10 percent on a reported basis and 7 percent on a constant currency basis in 2011.

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Pharmaceuticals revenues advanced 18 percent in 2011, or 16 percent on a constant currency basis. Net sales of prescription drugs grew in excess of 20 percent. Growth was led by higher sales of anti-inflammatory, anti-infective, glaucoma, allergy and anti-viral medications. These trends reflected growth in the Lotemax and Alrex brands (largely driven by price increases), higher sales of our Besivance antibiotic, overall higher sales of generic pharmaceuticals in the United States and revenues associated with recently acquired product lines. Advances for U.S. generic drugs reflected a favorable competitive environment for several products (including our continued reliability of supply) along with opportunistic price increases and the introduction of new products including generic Xalatan. These gains were somewhat mitigated by anticipated lower sales of erythromycin ointment. Revenues from OTC medications also grew at double digit rates in 2011, largely driven by the Artelac brand in Europe and the Mioclear brand in China. U.S. performance was impacted by recalls of Soothe dry eye drops. Constant-currency sales of ocular vitamins increased close to 10 percent in 2011, led by advances in the PreserVision brand.

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Vision care revenues increased 6 percent in 2011 and increased 2 percent on a constant currency basis. Constant-currency sales of contact lenses were flat compared to the prior year, and lens care sales advanced moderately in a relatively flat market. Contact lens sales trends reflected gains in Asia, emerging European markets and Latin America (the latter reflecting the acquisition of Waicon in the fourth quarter of 2011), offset by declines in mature markets in Europe and in North America. Gains were attributable to double-digit growth in sales of daily disposable lenses (mainly in Asia and the United States) and PureVision spherical lenses, as well as new limbal ring (cosmetic) lenses that we launched in Asia. Sales of toric and multifocal products declined from the prior year period, reflecting continued market share losses associated in part with new competitive product offerings. To combat these losses, in the second half of 2011 we introduced PureVision2 for astigmatism in the United States and Europe and launched this product in additional markets in 2012. Lens care performance mainly reflected increased sales of Biotrue and renu multipurpose solutions, growth for the latter largely due to the fact that 2010 sales had been negatively impacted by a voluntary recall in Europe.

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Surgical revenues increased 5 percent in 2011, or 3 percent on a constant currency basis, with advances in markets outside the United States more than offsetting modestly lower U.S. sales. Overall gains were led by double-digit sales of phacoemulsification equipment and disposables (especially our Stellaris PC microsurgical system, which we launched in mid-2010) and strong growth for the Storz line of surgical instruments. Revenues from IOLs declined moderately from the prior year. Sales of acrylic IOLs advanced modestly on strong unit growth, with gains in Asia, Latin America and North America offset by declines in European markets (reflecting competitive pressures and cataract procedure declines in countries in regions that implemented austerity measures). Sales of silicone monofocal and accommodating IOLs declined from a year ago, mainly due to lower pricing (including the expiry of a temporarily increased pricing reimbursement in the United States for new technology aspheric IOLs), and accommodating IOL market share losses.

Total Segment Adjusted EBITDA. Total segment Adjusted EBITDA increased $132 million or 19 percent in 2011 from 2010. This reflected gross margin improvements, partially offset by increased operating expenses.

Gross margin advances mainly reflected improved product mix and manufacturing efficiencies in the pharmaceuticals segment, and lower obsolescence expense than 2010 in the vision care segment (which had included charges associated with lens care product recalls in Europe). Increased operating expenses were largely driven by higher selling, marketing and advertising expenses, reflecting investment in our pharmaceuticals sales forces and in programs to support recently introduced products in the pharmaceuticals and vision care segments. General and administrative expenses also increased from the prior year, reflecting increased provisions for performance-based incentive compensation plans as a result of improved operating performance. See further discussion in “—Operating Costs and Expenses” below.

Year ended December 29, 2012 compared to year ended December 31, 2011

Net Sales. Compared to 2011, consolidated net sales increased 7 percent on a reported basis in 2012, or 10 percent on a constant currency basis. Reported sales include revenues associated with products acquired from ISTA ($86 million) and Waicon ($22 million in 2012 and $2 million in 2011).

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Pharmaceuticals revenues increased 16 percent in 2012, or 19 percent on a constant currency basis. Growth was driven by higher sales of proprietary prescription drugs and OTC medications, which more than offset declines in sales of generic drugs. Constant-currency prescription drug growth mainly reflected incremental sales associated with the former ISTA products, combined with higher sales of anti-inflammatory, anti-infective and allergy medications. This resulted from a combination of favorable pricing and higher shipments for Lotemax suspension and ointment (for treating post-surgical inflammation), Besivance (our proprietary fluoroquinolone antibiotic for treating allergic conjunctivitis) and Alrex (for treating allergies), along with higher sales of Yellox in Europe, reflecting market share gains for this non-steroidal anti-inflammatory product which was launched in 2011. OTC product sales growth was mainly driven by an increase of more than 15 percent in sales of our lines of vitamins, attributable mainly to the Ocuvite brand, which benefited from successful consumer advertising campaigns in the United States. Our lines of dry eye medications also experienced growth, especially our Artelac lines in Europe, reflecting successful consumer advertising campaigns and sales gains in emerging markets.

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Vision care revenues increased 1 percent in 2012, or 4 percent on a constant currency basis, as compared to 2011. Modestly higher constant-currency sales of contact lenses reflected incremental revenues due to the Waicon acquisition and growth in Asia and European emerging markets, largely offset by declines in North America and mature European markets. Constant-currency sales of daily disposable contact lenses grew nearly 15 percent, mainly benefitting from recently launched products including limbal ring lenses in Asia. In addition, during the fourth quarter we launched Biotrue ONEday contact lenses in the United States and Europe. Customer acceptance of the lenses, which are made from an innovative new contact lens material, has been strong. Sales of PureVision single vision spherical lenses increased moderately as compared to the prior year, reflecting geographic expansion and continued market acceptance of our recently launched PureVision2 brand. Overall revenues from multifocal and toric contact lenses declined from a year ago, mainly due to market share declines. Constant-currency lens care sales growth reflected mainly organic gains, combined with incremental sales from Waicon. Organic lens care sales advanced moderately in 2012, led by the continued expansion and share growth for Biotrue multipurpose solution combined with modest growth for renu multipurpose solutions.

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Surgical revenues were essentially flat compared to 2011 on a reported basis, and grew 2 percent on a constant currency basis. Constant-currency growth reflected higher sales of acrylic IOLs and capital equipment and related consumables used to perform posterior ophthalmic surgery. Overall constant-currency revenues from IOLs grew slightly in 2012, with double-digit gains for our acrylic products (mainly due to the enVista and Akreos brands) somewhat offset by lower sales of other IOLs due to continued competitive challenges. Posterior surgical equipment gains were largely driven by Asian markets, particularly Japan, where we obtained regulatory approval and launched our Stellaris PC platform in the first quarter of 2012. Consumables sales advances reflect the increased installed base of Stellaris and Stellaris PC systems.

Total Segment Adjusted EBITDA. Total segment Adjusted EBITDA increased $88 million, or 11 percent, in 2012 as compared to 2011. This reflected gross margin improvement, somewhat offset by higher operating expenses.

Gross margin advances mainly reflected improved product mix in the pharmaceuticals segment following the acquisition of ISTA. These products in general produce higher margins than the vision care and surgical segments. Increased operating expenses were largely driven by selling, marketing and advertising expenses. Selling expense trends mainly reflect the addition and integration of ISTA and Waicon and expansion of our European sales forces in the pharmaceuticals and vision care segments. Marketing and advertising expense increases were largely driven by pharmaceuticals advertising campaigns. See further discussion in “—Operating Costs and Expenses” below.

Operating Costs and Expenses

The following table shows operating costs and expenses as a percentage of sales (all dollar amounts expressed in millions).

	2010		2011		2012
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Cost of products sold	$1,052.3	40.8%	$1,087.9	38.2%	$1,162.3	38.3%
Selling, general and administrative	1,128.3	43.8%	1,209.7	42.5%	1,410.4	46.4%
Research and development	220.2	8.5%	235.4	8.3%	227.4	7.5%

Year ended December 31, 2011 compared to year ended December 25, 2010

Cost of products sold was $1,088 million or 38.2 percent of sales in 2011 and $1,052 million or 40.8 percent of sales in 2010. The reported amounts include $11 million and $18 million of costs associated with business realignment and exit activities in 2011 and 2010, respectively. Excluding those items, the ratio of adjusted cost of products sold to sales was 37.9 percent in 2011 and 40.1 percent in 2010. On this adjusted basis, margin improvement reflected favorable sales mix associated with increased sales of higher margin pharmaceuticals, favorable manufacturing expenses (especially for pharmaceuticals) and lower vision care obsolescence expense (reflecting charges in the prior year associated with the lens care recall in Europe). These factors were somewhat offset by increased costs to process returns in 2011 (reflecting pharmaceuticals recalls), along with increased royalty expense associated with recently acquired products. Changes in foreign currency exchange rates had a slightly positive impact on the cost of products sold to sales ratio in both 2011 and 2010.

SG&A expenses include those associated with selling, marketing, advertising and promoting our products, general administrative expenses (including corporate administration) and intangible asset amortization. SG&A expenses totaled $1,210 million or 42.5 percent of sales in 2011 as compared to $1,128 million or 43.8 percent of sales in 2010. These reported amounts include $13 million and $55 million of costs in 2011 and 2010, respectively, associated with business realignment and exit activities (mainly severance). Excluding these items from both periods, the ratio of adjusted SG&A expenses to sales was 42.0 percent in 2011 and 41.6 percent in 2010. On this comparable basis, increased spending was due to increased general administrative, selling, marketing and advertising expenses, combined with currency movements. General administrative expense trends mainly reflected increased expense for performance-based compensation plans and a $3 million legal judgment associated with the prior termination of a distributor in Brazil, somewhat offset by lower expense associated with product liability settlements. Selling expense trends mainly reflected expansion of our sales forces and increased sales commission expense in the United States due to pharmaceuticals sales volume growth, and incremental costs associated with the recent commencement of pharmaceuticals operations in India. Marketing and advertising trends mainly reflected higher spending in support of programs to promote OTC pharmaceuticals and recently launched products. Overall spending in the vision care and surgical segments was less than 2010, reflecting the timing and number of programs in these segments.

R&D expense totaled $235 million in 2011 and represented 8.3 percent of sales, compared to $220 million or 8.5 percent of sales in 2010. These reported amounts include costs of $3 million in 2011 and $6 million in 2010, respectively, associated with business realignment and exit activities. Excluding these costs, the ratio of adjusted R&D expense as a percent of sales represented 8.2 percent in 2011 and 8.3 percent in 2010. Increased reported expense in 2011 mainly reflects the timing of spending on projects, increased expense for performance-based compensation plans, a $4 million payment to license the rights to a generic glaucoma medication, and currency rate movements. Major research projects in 2011 were associated with the development of new contact lens, pharmaceuticals and surgical products. These factors were somewhat offset by the impact of a $10 million payment in 2010 associated with in-licensing a development stage glaucoma drug, which did not recur in 2011.

Year ended December 29, 2012 compared to year ended December 31, 2011

Cost of products sold was $1,162 million or 38.3 percent of sales in 2012, compared to $1,088 million or 38.2 percent of sales in 2011. The reported amounts include acquisition accounting adjustments for inventory step-up associated with the ISTA and Waicon acquisitions ($22 million in 2012), along with costs associated with business realignment and exit activities ($8 million and $11 million in 2012 and 2011, respectively). Excluding those items, the ratio of adjusted cost of products sold to sales was 37.3 percent in 2012 and 37.9 percent in 2011. On this adjusted basis, margin improvement in 2012 was due to favorable sales mix (increased proportion of higher margin pharmaceuticals products, including the impact of the ISTA acquisition) and lower distribution, warehouse and freight expenses, somewhat offset by increased royalties expense (mainly due to the newly-acquired ISTA products). Foreign currency exchange rate movements had virtually no impact on the cost of products sold to sales ratio in 2012 and a slightly positive impact in 2011.

SG&A expenses totaled $1,410 million in 2012 and represented 46.4 percent of sales, compared to $1,210 million or 42.5 percent of sales in 2011. The 2012 reported amount includes $5 million of costs associated with business realignment and exit costs (mainly severance), and the 2011 reported amount includes $13 million of such costs. In addition, 2012 reported expenses include a $59 million charge related to the Rembrandt arbitration, a $23 million impairment charge related to a cost method investment, and $21 million of costs associated with the acquisition and integration of ISTA, including severance, integration costs, and professional fees. Excluding these items, the ratio of adjusted SG&A expenses to sales was 42.9 percent in 2012 and 42.0 percent in 2011. On this comparable basis, increased spending reflected higher selling, marketing and advertising expenses, increased amortization (mainly related to the ISTA and Waicon acquisitions) and higher general administrative expenses, somewhat offset by favorable currency movements. Selling expense trends mainly reflect the addition and integration of ISTA and Waicon and expansion of our European sales forces in the pharmaceuticals and vision care segments. Marketing expense increases were largely driven by pharmaceuticals advertising campaigns and spending in Asia to support several new vision care products (Biotrue branded products and limbal ring contact lenses) in the current year, somewhat offset by decreased spending in the vision care segment associated with products that had been launched or actively promoted in the prior year (including Biotrue multipurpose solution and PureVision2 contact lenses). General administrative expense trends were largely due to increased expenses associated with employee benefit costs, including the winding up of a non-U.S. pension plan and increased product liability expense in 2012 (due to our having received net recoveries in the prior year).

R&D expense totaled $227 million in 2012 and represented 7.5 percent of sales, compared to $235 million or 8.3 percent of sales in 2011. The 2012 reported amount includes $2 million of costs associated with business realignment and exit activities (mainly severance) and the ISTA acquisition. The 2011 reported amount includes $3 million of business realignment and exit activities costs. Excluding these items, adjusted R&D expense represented 7.3 percent of sales in 2012 and 8.2 percent of sales in 2011. Spending declined from 2011, mainly reflecting the timing of projects. In 2012, major expenses included a $10 million milestone payment made to our development partner associated with latanoprostene bunod, a compound being developed to reduce levels of elevated intraocular pressure in patients with glaucoma or ocular hypertension, following the release of favorable Phase 2 clinical trial results, spending on products acquired with ISTA, as well as pipeline products in each of our businesses. Prior-year spending included costs associated with products that were launched in 2012, including Biotrue ONEday, PureVision2 for astigmatism and limbal ring contact lenses and enVista IOLs, and a $4 million license fee for a generic glaucoma medication that did not recur in the current period.

Non-Operating Income and Expense

Interest Expense and Other Financing Costs

Interest expense and other financing costs were $246 million in 2012, $169 million in 2011 and $181 million in 2010. The 2012 amount includes a $22 million loss associated with the extinguishment and modification of our former senior secured credit facility and a $12 million loss associated with the early termination of a portion of our outstanding senior notes (both of which are described in “—Liquidity and Capital Resources” below), as well as $10 million associated with the Rembrandt settlement (described in “Business—Legal Proceedings—Rembrandt Arbitration”). The remainder of the increase in expense as compared to 2011 mainly reflected higher overall outstanding debt balances and interest rates subsequent to the refinancing of our credit facilities. Interest expense was lower in 2011 than in 2010, mainly due to lower average effective interest rates on our outstanding debt. This was due to the interest rate environment and the impact of swap contracts in effect during 2011 as compared to those in 2010. These benefits were partially offset by a third quarter 2011 interest charge of $3 million associated with a legal judgment in Brazil, the effects of foreign exchange rate movements on our reported euro denominated term loan interest, and interest related to higher revolving credit borrowings than in the prior year.

Interest and Investment Income

Interest and investment income was $4 million in 2012, $3 million in 2011 and $4 million in 2010. The increase in 2012 reflected favorable market performance for assets associated with deferred compensation programs. Increased income on overall higher investment balances as compared to the prior year was more than offset by lower average yields on non-U.S. invested assets. Trends in 2011 were driven by unfavorable market performance for invested assets associated with deferred compensation programs, somewhat offset by improved yields on our non-U.S. cash and investments.

Foreign Currency

Net foreign currency losses were $10 million in 2012, $9 million in 2011 and $2 million in 2010, and primarily reflect the effects of changes in foreign exchange rates on intercompany transactions denominated in currencies other than an entity’s functional currency, to the extent not offset by our ongoing foreign currency hedging programs.

Income Taxes

Our effective tax rate was -186.6 percent in 2012, compared to the U.S. statutory rate of 35 percent. The difference in rates was primarily attributable to losses generated in the current year for which no tax benefit could be recorded and the geographic mix of income before taxes from operations outside the United States and the related tax rates in those jurisdictions. The effective tax rates were -403.7 percent and -23.5 percent for 2011 and 2010, respectively.

We have accumulated approximately $550 million of U.S. federal tax net operating loss carryforwards as of December 29, 2012, which can be used to offset taxable income in future quarters if our U.S. operations become profitable. If unused, these tax loss carryforwards will begin to expire between 2015 and 2032. Although we currently generate profits on a consolidated basis, those profits are generated outside the U.S. and cannot be offset with U.S. loss carryforwards. Moreover, under the current tax laws, if we were to experience a significant change in ownership, Section 382 of the Code may restrict the future utilization of these tax loss carryforwards even if our U.S. operations generate significant profits. As of December 29, 2012, we have recognized a deferred tax asset of $193 million related to these net operating losses.

At December 29, 2012, we reported a valuation allowance of $225 million, a net increase of $43 million from December 31, 2011. The valuation allowance at December 29, 2012 relates primarily to tax credit carryforwards and state and non-U.S. net operating loss carryforwards that are not expected to be utilized. The increase in valuation allowance from 2011 relates primarily to foreign tax credits generated in the current year and state attributes acquired with the ISTA acquisition that, based upon the available evidence, will more likely than not expire unutilized. This increase was partially offset by a reduction in required valuation allowance on general business credits, as a result of taxable temporary differences arising in the ISTA acquisition. The change in valuation allowance had a -214.7 percent effective tax rate impact in 2012.

At December 31, 2011, we reported a valuation allowance of $182 million, a net increase of $18 million from December 25, 2010. The valuation allowance at December 31, 2011 relates primarily to tax credit carryforwards and net operating loss carryforwards that are not expected to be utilized. The increase in valuation allowance from 2010 relates primarily to general business credits that, based upon the available evidence, will more likely than not expire unutilized as a result of a reduction of certain projected taxable income in the United States (the change in valuation allowance had a -45.7 percent effective tax rate impact in 2011). This reduction relates primarily to the definitive agreement entered into with TPV.

At December 25, 2010, we reported a valuation allowance of $164 million, a net decrease of $38 million from December 26, 2009. The valuation allowance at December 25, 2010 relates primarily to tax credit carryforwards and net operating loss carryforwards that are not expected to be utilized. The decrease in valuation allowance from 2009 relates primarily to the expiration of certain attributes for which a valuation allowance had previously been provided (the change in valuation allowance had a 26.4 percent effective tax rate impact in 2010).

We will continue to assess the realizability of our deferred tax assets, including consideration of the reversal of these and other temporary basis differences, future earnings, and prudent and feasible tax planning strategies. If we make a later determination that it is more likely than not that the deferred tax assets will be realized, the related valuation allowance will be reduced, generally with an increase to income.

In 1993, we formed a partnership, Wilmington Partners, to raise additional financing. Several of our subsidiaries contributed various assets in exchange for partnership interests. These transactions have been the subject of multiple IRS reviews, starting in 1996. On December 4, 1996, the IRS initiated an audit of Wilmington Partners’s 1993 taxable year, the year in which Wilmington Partners was formed. That audit was completed with a letter dated March 23, 2000, in which the IRS stated that it would make no adjustments to Wilmington Partners’s tax return for the 1993 taxable year. On May 12, 2006, the IRS issued a Notice of Final Partnership Administrative Adjustment (“FPAA”) to Wilmington Partners for its two taxable periods that ended during 1999. We challenged the FPAA and the IRS’s proposed assessments and adjustments on various grounds in the Tax Court. On March 8, 2013, the Tax Court issued an Order encouraging the parties to settle the case. We expect to engage in settlement discussions with the IRS soon.

We have not made any financial provision for the asserted additional taxes, penalties or interest as we believe the related tax benefits have met the recognition and full measurement threshold as outlined under FASB ASC Subtopic 740-10-25, Income Taxes – Overall Recognition. Any final resolution of Wilmington Partners’s

FPAA proceeding may result in related adjustments to the tax liability of our subsidiaries that are or were partners in Wilmington Partners. In addition, we believe that, to the extent we are required to pay any tax for any period covered in this dispute, the deferred tax liability noted below may be adjusted.

We recorded a deferred tax liability of $158 million to account for the future tax consequences arising in part from intercompany repayment of the Contributed Note, scheduled to occur in late 2013, and in part from the liquidation of Wilmington Partners, the timing of which is undetermined. We believe that, in view of our current U.S. tax attribute position, including net operating losses, neither the repayment of the Contributed Note nor the liquidation of Wilmington Partners will result in an immediate cash outlay. However, use of such attributes would mean that they are no longer available to offset future taxable income, and could increase cash tax payments in the future.

We cannot be certain of the outcome of any of these proceedings or the terms of any settlement. Therefore any final determination or settlement of the issues discussed above could have a material adverse effect on our business, prospects, financial condition and results of operations. For further detail regarding the status of the partnership and corporate litigation see “Business—Legal Proceedings.”

Equity in Losses of Equity Method Investee

Our share of the net income or loss of the TPV joint venture is reported in “Equity in Losses of Equity Method Investee” on our statements of operations. In 2012, the total amount reported was $24 million, representing our share of the joint venture’s net losses ($23 million) and amortization of basis difference ($1 million). In 2011, the total reported amount was $21 million, representing our share of the joint venture’s net losses ($19 million), amortization of basis difference and the effect of a decrease in our ownership. During 2010, the total amount reported of $18 million reflected our share of the joint venture’s 2010 net loss and amortization of basis difference. On January 25, 2013, we completed the acquisition of all outstanding and unowned shares of TPV, representing 45.9 percent of TPV’s outstanding equity.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest was $3 million in 2012, $8 million in 2011 and $3 million in 2010. The amounts reflect our minority partners’ share of after-tax income. The amounts mainly relate to the performance of our Chinese joint ventures.

Liquidity and Capital Resources

Our primary sources of cash are cash generated from operations and borrowings under our senior secured credit facilities. In addition to business development activities, our primary uses of cash are for costs associated with manufacturing our products, employee related costs, capital expenditures, research and development and debt service obligations.

Based on the current level of operations, we believe that cash flow from operations and available cash, together with available borrowing capacity under our senior secured credit facilities, will be adequate to meet our liquidity needs for the next twelve months, including anticipated capital expenditures of approximately $200 million, primarily to increase contact lens manufacturing capacity. This assessment includes our due consideration of the recent volatility in the global financial markets, a review of the creditworthiness of the significant counterparties to our revolving credit facility, as well as remaining cash outflows associated with business realignment and exit activities. However, we cannot provide you with certainty that our business will generate sufficient cash flow from operations or that future borrowing will be available to us under the senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, upon the occurrence of certain events, such as change of control, we could be required to repay or refinance our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facilities and the senior notes, on commercially reasonable terms or at all.

Cash and cash equivalents totaled $359 million at the end of 2012 and $149 million at the end of 2011. Subsequent to year end 2012, payments of €100 million ($133 million) were made as part of the acquisition of TPV and $69 million was paid to settle the Rembrandt matter (as described in “Business—Legal Proceedings—

Rembrandt Arbitration”), both using cash on hand. At December 29, 2012, a substantial portion of our cash and cash equivalents was held by non-U.S. subsidiaries. Certain of these investments are considered to be permanent in duration. If the amounts held outside of the United States were to be repatriated, under current law, they would be subject to U.S. federal income taxes, less applicable foreign tax credits. In addition, we may utilize available U.S. tax attributes, including net operating loss or tax credit carry forwards, to reduce or eliminate taxes that would otherwise be payable as a result of repatriating cash from these investments. It is not practicable to estimate the amount of additional tax that might be payable if such earnings were to be remitted or the subsidiaries were sold or otherwise disposed. We repatriated $74 million, $90 million and $86 million in cash from our non-U.S. subsidiaries in 2012, 2011 and 2010, respectively, to support the liquidity needs of our U.S. operations. To the extent cash is not permanently re-invested in our non-U.S. subsidiaries, and is otherwise available for repatriation, we will continue to repatriate to support the liquidity needs of our U.S. operations.

Summarized statements of cash flows follow (all dollar amounts expressed in millions):

	2010	2011	2012
Cash Flows from:
Operating activities	$72.6	$265.7	$320.5
Investing activities	(161.1)	(232.0)	(611.1)
Financing activities	32.9	(36.3)	492.8

Cash Flows from Operating Activities

Cash provided by operating activities was $73 million in 2010. Cash flows associated with favorable operating performance were somewhat offset by cash outflows of $184 million for interest, payments of $58 million related to severance and exit activities and cash income taxes of $44 million. Other factors included the timing of collections of accounts receivable and increased inventory.

Cash provided by operating activities totaled $266 million in 2011, with cash flows from favorable operating performance due to the factors discussed previously somewhat offset by cash interest payments of $165 million, severance and other exit activities payments of $41 million, and cash income taxes of $34 million, combined with higher inventories and accounts receivable. Days sales outstanding (“DSO”) improved to 68 days at the end of 2011, compared to 69 days at the end of 2010. Inventory months on hand were 5.2 and 5.1 at the end of 2011 and 2010, respectively.

Cash provided by operating activities totaled $321 million in 2012, mainly due to cash flows from the operating factors discussed above, somewhat offset by $148 million in payments for interest and cash income taxes paid of $76 million. In addition, accounts receivable increased from the prior year (reflecting sales performance), as did inventories. DSO improved to 63 days at the end of 2012, compared to 68 days at the end of 2011. Inventory months on hand were 5.6 and 5.2 at the end of 2012 and 2011, respectively.

Cash Flows from Investing Activities

We used $161 million for investing activities in 2010. This mainly reflected $87 million in capital spending, payments made in connection with the acquisitions of Zirgan, certain distributor operations, and the Miochol-E product lines from affiliates of Novartis ($64 million in aggregate) and an additional $15 million investment in the TPV joint venture.

We used $232 million for investing activities in 2011, mainly consisting of $132 million in capital expenditures, €40 million ($57 million) associated with advances to, and payment for, an option to purchase remaining shares we did not already own of the TPV joint venture, and the acquisition of Waicon ($23 million).

We used $611 million for investing activities in 2012. This was mainly due to $466 million net cash paid for the acquisition of ISTA, as well as $120 million in capital spending and €20 million ($25 million) of advances to TPV.

Cash Flows from Financing Activities

Cash inflows from financing activities were $33 million in 2010, mainly due to $80 million net borrowings under our U.S. revolving credit facility and $24 million net borrowings under our new Japanese revolving credit facility, discussed in “—Liquidity and Capital Resources—Japanese Debt” below, partially offset by a $64 million repayment of our prior Japanese term loan upon its maturity in July 2010.

Cash outflows from financing activities were $36 million in 2011. This was primarily due to $30 million in net repayment of amounts drawn under revolving credit facilities and $24 million required principal payments on our senior secured term loans, partially offset by $16 million in net proceeds from additional Japanese revolver borrowings.

Cash inflows from financing activities were $493 million in 2012. Proceeds from the issuance of debt totaled $2,984 million and were mainly due to our refinancing and upsizing of our senior secured credit facilities, discussed in “Sources of Liquidity” below, and borrowing under our delayed draw term loan facilities. Repayment of debt totaling $2,415 million mainly related to the repayment of our former senior secured credit facilities and repayment of $300 million principal of senior notes.

Indebtedness

Our reported long-term debt, including current portion, totaled $3,304 million at December 29, 2012, compared to $2,697 million at the end of 2011. The increase in outstanding debt since the prior year end is mainly attributable to our refinancing and upsizing our credit facilities in anticipation of the ISTA acquisition, offset by our early redemption of $300 million of senior notes, described below. For purposes of this discussion, we refer to Bausch & Lomb Holdings Incorporated as “Holdco” and to our wholly owned operating subsidiary, Bausch & Lomb Incorporated, as “Opco.”

Holdco Senior Unsecured Term Loan Facility. On March 19, 2013, Holdco borrowed $700 million under a new senior unsecured term loan facility (which we refer to as the “Holdco Senior Term Loans”). We used the proceeds of the Holdco Senior Term Loans to pay a portion of the March 2013 Dividend. Outstanding borrowings under this facility were $700 million at March 22, 2013. We expect to use the net proceeds from this offering to repay the Holdco Senior Term Loans.

The Holdco Senior Term Loans will mature on May 31, 2018. On or after March 19, 2014, the lenders will have the option to exchange the Holdco Senior Term Loans for senior exchange notes with terms substantially similar to the term loans, including with respect to interest rate and covenants. Interest on the Holdco Senior Term Loans may be PIK Interest, except that the first two interest payments must be paid in cash. Thereafter, interest must be paid in cash to the extent Holdco is permitted to receive cash dividends or distributions from its subsidiaries under their respective financing documents, under applicable law and to the extent of our cash on hand (on an unconsolidated basis).

Until March 19, 2014 (or earlier, between October 1, 2013 and March 19, 2014, under certain circumstances), the Holdco Senior Term Loans will bear interest at a rate per annum equal to 5.25 percent (or 6.00 percent if paid as PIK Interest) plus LIBOR, provided that LIBOR rates are subject to a floor of 1 percent per annum; on and after March 19, 2014 (or earlier, between October 1, 2013 and March 19, 2014, under certain circumstances), the Holdco Senior Term Loans will bear interest at a rate per annum equal to 9.50 percent (or 10.25 percent if paid as PIK Interest).

Opco Senior Secured Credit Facilities. On May 18, 2012, Opco completed a refinancing and upsizing of its former senior secured credit facilities. As part of this refinancing it repaid dollar-denominated term and revolving credit loans totaling $1,490 million and euro-denominated term loans totaling €391 million, and entered into a credit agreement providing for the following senior secured financing (the “Opco Senior Secured Credit Facilities”):

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A seven-year dollar-denominated senior secured U.S. term loan facility in the aggregate amount of $1,935 million borrowed in full at the closing date. Outstanding borrowings under this facility were $1,916 million at December 29, 2012;

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A seven-year euro-denominated senior secured Dutch term loan facility in the amount of €460 million, borrowed in full at the closing date by Opco’s Dutch subsidiary. Outstanding borrowings under the Dutch term loan facility totaled €456 million ($603 million) at December 29, 2012;

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Commitments for a three-year $400 million senior secured delayed draw term loan facility which was undrawn at the closing date. On June 6, 2012, Opco borrowed $170 million under this facility to partially fund the acquisition of ISTA. Subsequently, on August 22, 2012, Opco borrowed an additional $80 million to partially fund the payment for a portion of the senior notes that were tendered for purchase (see discussion below) and on September 24, 2012, it borrowed the remaining $150 million as partial prefunding for the redemption of a portion of the senior notes on November 1, 2012 (see discussion below). At December 29, 2012 outstanding borrowings under the delayed draw term loan facility totaled $400 million, and

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A five-year $500 million senior secured revolving credit facility which is available in dollars and certain other currencies. This senior secured revolving credit facility includes sub-facilities available for letters of credit and for same-day borrowings, referred to as swing line loans. Other than amounts issued under the letter of credit sub-facility, Opco did not make any borrowings under the revolving credit facility in 2012. On March 14, 2013, Opco borrowed $45 million under the facility for working capital purposes. On March 19, 2013, Opco borrowed $100 million under the facility and subsequently distributed $83 million to Holdco to fund a portion of the March 2013 Dividend.

Borrowings under the Opco Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable credit spread plus, at Opco’s option:

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for loans denominated in dollars: (a) LIBOR, or (b) a base rate determined by reference to the greater of (i) the prime rate, (ii) the federal funds effective rate plus one-half of 1 percent and (iii) one-month LIBOR plus 1 percent;

•	for loans denominated in euro: EURIBOR, and

•	provided that LIBOR and EURIBOR rates are each subject to a floor equivalent to 1 percent per annum.

In 2012, dollar-denominated term loans under the Opco Senior Secured Credit Facilities bore interest based on LIBOR plus a credit spread of 4.25 percent, dollar-denominated delayed draw term loans bore interest based on LIBOR plus a credit spread of 3.75 percent and euro-denominated term loans bore interest based on EURIBOR plus a credit spread of 4.75 percent.

In addition to paying interest on the outstanding principal under the Opco Senior Secured Credit Facilities, Opco is required to pay a facility fee of 0.5 percent per annum to the lenders under the revolving credit facility, based on the outstanding commitments thereunder (whether drawn or undrawn). Opco also pays customary letter of credit and agency fees.

The credit agreement governing the Opco Senior Secured Credit Facilities requires Opco to prepay outstanding term loans and delayed draw term loans under the following conditions:

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commencing in fiscal 2014, 50 percent (which percentage will be reduced to 25 percent and zero percent if Opco’s senior secured leverage ratio is less than certain specified thresholds) of the prior year’s annual excess cash flow (as defined in the credit agreement);

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100 percent (which percentage will be reduced to 75 percent if Opco’s senior secured leverage ratio is less than a specified threshold) of the net cash proceeds of certain non-ordinary course asset sales and casualty and condemnation events, if Opco does not reinvest those proceeds in assets to be used in its business or toward certain other permitted investments, and

•	100 percent of the net cash proceeds of an incurrence of debt other than debt permitted under the Opco Senior Secured Credit Facilities.

There have been no mandatory prepayments to date.

The term loans amortize in an amount equal to one percent per annum of the total amount borrowed, payable in equal quarterly installments which began in September 2012 for the U.S. and Dutch term loans and in March 2013 for the delayed draw term loan, with any remaining amounts payable in full on the final maturity date.

Opco may voluntarily prepay in whole or in part outstanding loans under the Opco Senior Secured Credit Facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR or EURIBOR loans. However, if on or prior to May 18, 2013, the first anniversary of the closing date, Opco prepays or refinances the term loans with long-term bank debt financing for the primary purpose of reducing the effective interest or weighted average yield, it will pay a repricing premium of 1 percent of the principal amount that is refinanced. Opco has not made any voluntary prepayments of U.S., Dutch, or delayed draw term loans to date.

All obligations under the Opco Senior Secured Credit Facilities are unconditionally guaranteed jointly and severally by Holdco and, subject to certain exceptions, each of the existing and future wholly owned domestic subsidiaries of Opco. In addition, all obligations of Opco’s Dutch subsidiary under the Opco Senior Secured Credit Facilities are unconditionally guaranteed jointly and severally by certain material restricted subsidiaries of that subsidiary. All obligations under the Opco Senior Secured Credit Facilities, and the guarantees of such obligations, are secured by substantially all of Opco’s assets and the assets of each guarantor, subject to certain customary exceptions and exclusions.

Former Opco Senior Secured Credit Facilities. On October 26, 2007, Opco entered into a credit agreement providing for the following senior secured financing (which we refer to collectively as the “Opco Former Senior Secured Credit Facilities”). These facilities were refinanced on May 18, 2012 as described above. They provided for:

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a seven-and-one-half-year dollar-denominated senior secured term loan facility in the aggregate amount of $1,200 million, borrowed in full at the closing date. Outstanding borrowings under the U.S. term loan totaled $1,152 million at December 31, 2011;

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a seven-and-one-half-year euro-denominated senior secured term loan facility in the amount of €409 million, borrowed in full at the closing date by Opco’s Dutch subsidiary. Outstanding borrowings under the euro-denominated term loan totaled €392 million ($512 million) at December 31, 2011;

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a $300 million senior secured delayed draw term loan facility which was undrawn at the closing date. Outstanding borrowings under the delayed draw term loan facility totaled $281 million at December 31, 2011, and

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a six-year $500 million senior secured revolving credit facility which was available in dollars and certain other currencies. Outstanding borrowings under the revolving credit facility totaled $50 million at December 31, 2011.

All outstanding borrowings under the Opco Former Senior Secured Credit Facilities were repaid with proceeds received under the Opco Senior Secured Credit Facilities.

Opco 9.875% Senior Notes. On October 26, 2007, Opco issued $650 million of senior notes due 2015. The senior notes are unsecured and effectively subordinate in right of payment to borrowings under the Opco Senior Secured Credit Facilities. All obligations under the senior notes are unconditionally guaranteed jointly and severally by, subject to certain exceptions, each of Opco’s existing and future wholly owned domestic subsidiaries.

Opco may redeem the senior notes, in whole or part, at an applicable redemption price as specified in the indenture, plus accrued and unpaid interest, if any, to the applicable redemption date.

If Opco were to experience certain change of control events, it must offer to repurchase all of the senior notes at 101 percent of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If Opco sells assets under certain circumstances, it will be required to make an offer to purchase the senior notes at a purchase price of 100 percent of the principal amount thereof, plus accrued and unpaid interest to the purchase date.

On July 23, 2012, Opco announced a tender offer to purchase, for cash, up to $300 million of these notes. On August 20, 2012, Opco announced that senior notes with an aggregate principal value of $75 million were validly tendered and accepted. Opco funded the tender offer with an incremental borrowing of $80 million under the delayed draw term loan facility, along with cash on hand.

On October 1, 2012, Opco provided notice to holders of the senior notes that it would be exercising, on November 1, 2012, its option to redeem $225 million aggregate principal amount of notes at a price of 102.469 percent of the principal redeemed plus accrued interest. To partially fund this redemption, on September 24, 2012, Opco borrowed $150 million under the delayed draw term loan facility. The remainder of the redemption price was paid using cash on hand.

Japanese Debt. Opco’s Japanese subsidiary has a Japanese yen-denominated variable-rate asset backed secured revolving credit facility allowing for borrowing up to a maximum of 3.36 billion Japanese yen. Borrowings are secured by an interest in certain eligible accounts receivable and inventory of the subsidiary as defined in the agreement, and are guaranteed by Opco. The facility had an initial term of one year and is renewable annually. During the second quarter of 2012, the facility was renewed and the new expiration date is July 7, 2013. All terms of the renewed facility were consistent with those of the prior facility, except that the rate on borrowings was reduced from TIBOR plus 1 percent per annum to TIBOR plus 0.75 percent per annum as of October 1, 2012. Borrowings under the facility as of December 29, 2012 were 2.0 billion yen ($24 million).
Covenant Compliance. The Holdco Senior Unsecured Term Loan Facility, the Opco Senior Secured Credit Facilities and the indenture governing the Opco 9.875% Senior Notes contain a number of covenants that, among other things, restrict our ability and the ability of our Restricted Subsidiaries (as defined in the respective credit agreements and indenture) to incur additional indebtedness, pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness, make investments, loans, advances or acquisitions, create restrictions on the payment of dividends or other amounts to us from our Restricted Subsidiaries, engage in transactions with our affiliates, sell assets, including capital stock of our subsidiaries, consolidate or merge, create liens and enter into sale and lease-back transactions. They also contain certain customary affirmative covenants and events of default.

Under the terms of the credit agreement governing the Opco Senior Secured Credit Facilities and the indenture governing the Opco 9.875% Senior Notes, Opco is generally restricted, subject to certain exceptions, from making cash dividends, loans and advances to Holdco. These restrictions have resulted in the restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of Opco and its subsidiaries exceeding 25% of Holdco’s consolidated net assets and its subsidiaries. Going forward, if Opco’s cumulative consolidated net income increases, its restricted net assets will decrease. Because we expect to repay the Holdco Senior Term Loans with the proceeds from this offering, Holdco will not have any debt service obligations after this offering. See “Use of Proceeds” and “Capitalization.”

The Opco Senior Secured Credit Facilities also contain a financial covenant for the benefit of the revolving credit lenders only. The financial covenant requires Opco to maintain a maximum ratio of Consolidated Senior Secured Indebtedness to Consolidated EBITDA (both as defined in the credit agreement) as of the last day of any fiscal quarter in which any revolving credit or swing line loans were outstanding, or the aggregate amount of outstanding letters of credit exceeded $75 million. The financial covenant was not applicable for the quarter ended December 29, 2012 because Opco’s outstanding letters of credit did not exceed the $75 million limit during the quarter and it had not made any borrowings under the revolving credit facility.

The terms of the Japanese facility contain covenants including requiring the Japanese subsidiary to maintain certain levels of net worth and a maximum inventory turnover ratio.

We were in compliance with all applicable covenants as of March 22, 2013.

Interest Rate Risk Management. In connection with establishing the former senior secured credit facilities, we simultaneously executed four interest rate swap agreements that converted the variable rate LIBOR or EURIBOR component of interest on a portion of the term loans to specified fixed rates. The last of these swaps matured on December 31, 2010.

As of December 31, 2011, we had four interest rate swap agreements outstanding. These contracts were in loss positions of $1 million and were reported as “Accrued Liabilities” on our Balance Sheets. Two of these agreements became effective September 30, 2010 and matured on September 30, 2012. These two agreements swapped variable-rate interest payments on $200 million of dollar-denominated debt to fixed rates of 4.07 percent and 4.05 percent, respectively. The second two swap agreements became effective December 31, 2010 and were settled on December 28, 2012. These two agreements each swapped variable-rate interest payments on $250 million dollar-denominated debt to fixed rates of 3.96 percent. We designated each of these four interest rate swap agreements as a cash flow hedge on its inception date. As of January 1, 2012, we de-designated these swaps as cash flow hedges. Accordingly, beginning with the first quarter of 2012, changes in the fair value of the swaps were recorded directly to income and were no longer recorded as other comprehensive income. Upon de-designation, previously deferred losses were frozen in other comprehensive income. Subsequently, as a result of the repayment of borrowings under the former senior secured credit facilities, we determined that the underlying cash flows associated with the swaps were no longer likely to occur as originally projected, and we reclassified the remaining pre-tax portion of the deferred losses in accumulated other comprehensive income to interest expense.

Other Outstanding Debt. As of December 29, 2012 and December 31, 2011, $12 million of other debt was also outstanding, most of which matures in 2028.

A number of subsidiary companies outside the United States maintain credit facilities to meet their liquidity requirements. Borrowings under such agreements were $3 million at December 29, 2012 and less than $1 million at December 31, 2011. There were no covenant violations under the non-U.S. credit facilities during 2012 or 2011.

Contractual Cash Obligations

At December 29, 2012, we had the following contractual cash obligations due by the following periods (all dollar amounts expressed in millions):

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Contractual Obligations
Long-term debt (including current portion) [1]	$3,322	$52	$798	$57	$2,415
Interest on long-term debt (including current portion) [2]	1,241	192	461	412	176
Purchase obligations [3]	65	40	16	9	—
Minimum operating lease commitments	106	33	35	23	15

Total [4,5,6]	$4,734	$317	$1,310	$501	$2,606

1	Represents maturities of our long-term debt obligation as presented in our Balance Sheets.
2	Represents interest payments on outstanding debt, calculated using year-end exchange rates for non-U.S. debt and estimated EURIBOR and LIBOR interest rates for floating rate debt, including consideration of the interest rate floor included in the terms of the credit facilities.
3	Purchase obligations include minimum obligations to purchase goods and services, or to make royalty payments, under agreements that are enforceable and legally binding on us.
4	We expect to contribute approximately $15 million to all pension benefit plans in 2013 which includes $9 million to our U.S. defined benefit pension plan. Future funding requirements for our pension and other benefit liabilities have not been determined; therefore, they have not been included in this table. Based on the U.S. defined benefit pension plan’s current assets and liabilities and using the current statutory minimum funding requirements and interest rates, including the provisions of the Pension Protection Act of 2006, the minimum required employer contributions for the years 2013-2017 are estimated to range from $7 million to $13 million per year.
5	The future cash outflows of the “Other Long-Term Liabilities” of $8 million and “Income Tax Liabilities” of $46 million presented in our Balance Sheets are uncertain and are therefore excluded from this table.
6	As of December 29, 2012, we may be required to make potential future milestone payments to third parties of up to approximately $95 million (including up to approximately $13 million in 2013) as part of our various licensing and development programs. These contingent milestone payments are not considered contractual obligations and have not been recorded in our financial statements since the successful achievement of certain development, regulatory or commercial milestones has not occurred. These amounts have been excluded from the table due to the uncertainty of the potential payments.

Off-Balance Sheet Arrangements

We have obligations under certain guarantees, letters of credit, indemnifications and other contracts that contingently require us to make payments to guaranteed parties upon the occurrence of specified events. By way of example, we have agreed to indemnify certain retailers and distributors of our contact lens care products in connection with asserted MoistureLoc matters, and we have extended broader and more general indemnity protection to officers, directors and employees, through our by-laws. We believe the likelihood is remote that material payments will be required under these contingencies, and that they do not pose potential risk to our future liquidity, capital resources or results of operations.

Market Risk

As a result of our global operating and financing activities, we are exposed to changes in interest rates and foreign currency exchange rates that may adversely affect our results of operations and financial position. In seeking to reduce the risks and/or costs associated with such activities, we manage exposure to changes in interest rates and foreign currency exchange rates primarily through the use of derivatives. We do not use financial instruments for trading or other speculative purposes, nor do we use leveraged financial instruments.

We primarily use foreign exchange forward contracts to hedge foreign currency transactions. For contracts outstanding at the end of 2012, currencies purchased were primarily euros, British pounds and Japanese yen and foreign currencies sold were primarily Russian rubles and Japanese yen. For contracts outstanding at the end of 2011, foreign currencies purchased were primarily British pounds, euros and Japanese yen and foreign currencies sold were primarily Russian rubles, British pounds and Japanese yen.

A sensitivity analysis to measure the potential impact that a change in foreign currency exchange rates would have on our net income indicates that a ten percent adverse movement in quoted foreign currency exchange rates (primarily in relation to the U.S. dollar and the euro) could result in realized net losses of approximately $3 million on foreign exchange forward contracts outstanding at December 29, 2012. Similar analysis conducted at the end of 2011 indicated that a ten percent adverse movement in quoted foreign currency exchange rates could have resulted in realized net losses of approximately $1 million on foreign exchange forward contracts outstanding at that time. Such losses would be substantially offset by gains from the revaluation or settlement of the underlying positions hedged.

We may enter into interest rate derivative instruments to effectively limit exposure to interest rate movements within the parameters of our interest rate hedging policy. A sensitivity analysis to measure the potential impact that a change in interest rates would have on our results of operations indicates that a 100 basis point increase in interest rates above current levels would increase our net financial expense by approximately $5 million on an annualized basis, taking into account our December 29, 2012 floating rate assets and floating rate liabilities, and the impact of current LIBOR and EURIBOR interest rate levels being below the one percent floor discussed at Note 7—Debt in our accompanying Notes to Financial Statements. Similar analysis conducted at the end of 2011 indicated that a 100 basis point increase in interest rates would have increased our net financial expense by approximately $10 million, based on 2011 year-end positions.

Counterparties to the financial instruments discussed above expose us to credit risks to the extent of their potential non-performance. The credit ratings of the counterparties, which consist of a diversified group of high quality investment or commercial banks, are regularly monitored and thus credit loss arising from counterparty non-performance is not anticipated. However, there can be no assurances that these actions will protect us against or limit our exposure to all counterparty or market risks.

Critical Accounting Policies

Our accompanying consolidated financial statements and notes to consolidated financial statements contain information that is pertinent to this MD&A. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates and assumptions.

We believe that the critical accounting policies discussed below involve the most complex management judgments due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset, liability, revenue and expense amounts. The impact of and any risks related to these policies on our business operations are discussed below. Senior management has discussed the development and selection of the critical accounting policies and estimates, and the related disclosure included herein, with the Audit Committee of our Board of Directors.

Mergers and Acquisitions

We account for mergers and acquisitions in accordance with the provisions of Topic 805, which provides guidance for recognition and measurement of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value.

In a business combination, the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recorded as of the date of the merger or acquisition at their respective fair values with limited exceptions. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. The operating results of the acquired business are reflected in our consolidated financial statements after the date of the merger or acquisition. If we determine the assets acquired do not meet the definition of a business under the provisions of Topic 805, the transaction will be accounted for as an acquisition of assets rather than a business combination and, therefore, no goodwill will be recorded. The fair values of intangible assets, including IPR&D projects, are determined utilizing information available near the merger or acquisition date based on expectations and assumptions that are deemed reasonable by management. The IPR&D intangible assets represent the value of projects that had not reached technological feasibility as of the date of the merger or acquisition. Amounts allocated to IPR&D intangible assets are capitalized and accounted for as indefinite-lived intangible assets.

In connection with the ISTA acquisition, we recorded $63 million of the purchase price as IPR&D intangible assets, associated with three research and development projects. Of the three projects, the two projects involving nasal products are more significant.

We expect the products relating to these projects to begin generating sales and positive cash flows in one to four years. Additional research and development will be required for the two nasal projects before they reach technological feasibility. Each of the nasal projects is in Phase 2 development. All of the IPR&D projects are subject to the inherent risks and uncertainties in new product development and it is possible that we will not be able to successfully develop and complete the IPR&D projects and profitably commercialize the underlying product candidates. The time periods to receive approvals from the FDA and other regulatory agencies are subject to uncertainty. Significant delays in the approval process, or our failure to obtain approval at all, will delay or prevent us from realizing revenues from these products which could adversely affect our future operating results.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned and when substantially all the risks and rewards of ownership have transferred to the customer. We believe our revenue recognition policies are appropriate, and that our policies are reflective of complexities arising from customer arrangements. We offer IOLs to surgeons and hospitals on a consignment basis and recognize revenue when the IOL is implanted during surgery. We record estimated reductions to revenue for customer programs. These include rebates to managed healthcare plans and government entities, contractual pricing allowances, cash discounts, promotional and advertising allowances, volume discounts, and specifically established customer product return programs. If market conditions were to change, we may take actions to expand these customer offerings, which may result in incremental reductions to revenue. Also, under certain conditions, we may offer other customer programs that do not impact revenue such as extended credit terms.

We closely monitor and evaluate customer incentives and other customer programs, such as extended credit terms. Reductions to gross revenues for rebates to managed healthcare plans and government entities, contractual pricing allowances, certain customer incentive programs such as cash discounts, promotional and advertising allowances, and volume discounts, consumer rebates and coupons, provisions for specifically established customer return programs and other contra-revenue items represented 19 percent of gross customer sales in 2012, 17 percent of gross customer sales in 2011 and 15 percent of gross customer sales in 2010. The increase as a percentage of sales in 2012 as compared to 2011 was mainly due to sales mix. As a result of the ISTA acquisition, prescription pharmaceuticals represent a higher proportion of total company revenues in 2012. Selling prices for these products to managed care organizations, government entities and distributors are often mandated by contract, and result in higher discounts and allowances between the list (gross) and net sales price. The increase as a percentage of sales in 2011 as compared to 2010 was mainly due to increased pharmaceuticals segment contractual pricing allowances associated with government contracts and sales mix shifts toward products to which these allowances apply.

Allowances for discounts, contractual adjustments and returns that reduced gross sales are summarized as follows:

Dollar Amounts in Millions	December 25, 2010	Years Ended December 31, 2011	December 29, 2012
Gross sales	$3,038.3	$3,416.6	$3,742.1

Chargebacks	139.9	200.9	245.7
Discounts and other contractual adjustments	251.0	302.0	390.3
Returns	70.5	68.3	68.5

Total allowances	$461.4	$571.2	$704.5

Percent of gross sales	15.2%	16.7%	18.8%
Net sales	$2,576.9	$2,845.4	$3,037.6

Reserve balances included in Accrued Liabilities on our Balance Sheets are as follows:

Dollar Amounts in Millions	December 25, 2010	Years Ended December 31, 2011	December 29, 2012
Chargebacks	$18.2	$18.2	$29.2
Discounts and other contractual adjustments	101.8	110.8	159.6
Returns	35.2	40.5	54.3

Total allowances	$155.2	$169.5	$243.1

Inventory Allowances

We provide estimated inventory allowances for excess, slow moving and obsolete inventory as well as inventory that has carrying value in excess of net realizable value. These reserves are based on current assessments about future demands, market conditions and related management initiatives. If market conditions and actual demands are less favorable than those projected by management, additional inventory write-downs may be required. We value inventory at the lower of cost or net realizable market values. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on estimated forecasts of product demand and production requirements for the next twelve months. Several factors may influence the realizability of our inventories, including decisions to exit a product line, technological change and new product development. These factors could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, estimates of future product demand may prove to be inaccurate, in which case the provision required for excess and obsolete inventory may be understated or overstated. Once inventory is written down, it will continue to be carried at the lower of cost or net realizable value.

Therefore, although we make every effort to ensure the accuracy of forecasts of future product demand, including the impact of planned future product launches, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of inventory and our reported operating results. We recorded $18 million, $19 million and $17 million in provisions to our statements of operations for excess, slow moving and obsolete inventory in 2012, 2011 and 2010, respectively. At this time, management does not believe that anticipated product launches would have a material adverse effect on the recovery of our existing net inventory balances.

Impairment of Long-lived Assets including Goodwill and Intangible Assets

In accordance with the provisions of FASB ASC Topic 350 (“Topic 350”), we test goodwill and indefinite lived intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may not be fully recoverable. These factors include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner or use of the underlying assets and significant adverse industry or market economic trends. We have elected our October fiscal close date as our annual impairment test measurement date.

Goodwill. Goodwill represents the excess of the consideration transferred over the fair value of net assets of businesses purchased. The impairment test of goodwill is at a level of reporting referred to as a reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. When two or more components of an operating segment have similar economic characteristics, the components are aggregated and deemed a single reporting unit. An operating segment is deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit or if the segment comprises only a single component.

The vision care operating segment meets the requirement of a reporting unit. The surgical operating segment met the requirements of a reporting unit for the 2012 annual goodwill impairment test. Prior to 2012, the surgical segment had three reporting units: the Americas, Europe and Asia. The pharmaceutical segment has three reporting units: the Americas, Europe and Asia.

There are two methods of assessing a reporting unit’s goodwill for impairment, a two-step quantitative assessment or a qualitative assessment. The two steps of the quantitative assessment consist of step one which tests for potential impairment and, if a potential loss is identified, step two to measure the impairment loss. A qualitative assessment evaluates relevant events and circumstances to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of the reporting unit is less than its carrying amount, including goodwill. If the qualitative assessment determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative test is performed. An entity has an unconditional option to bypass the qualitative assessment for any reporting unit in any period, proceed directly to performing the two-step quantitative assessment and resume performing the qualitative assessment in any subsequent period.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates, operating margins and capital requirements used to calculate projected future cash flows; risk-adjusted discount rates; assumed royalty rates; future economic and market conditions; and determination of appropriate market comparables.

We utilize income and market approaches when estimating the fair value of our reporting units through the application of discounted cash flow and market comparable methods, respectively. The projected future cash flows used in estimating fair value are consistent with the projections and assumptions used in our current operating plan developed during the fourth quarter and the current long-term financial forecast initially developed as part of our strategic planning cycle during the third quarter and updated as necessary to incorporate significant changes in the fourth quarter. Actual results may differ from those estimates.

We elected to proceed directly to the two-step quantitative assessment for all of our reporting units in our 2012 impairment test. As the carrying value including goodwill of each of our reporting units was less than their respective fair values, goodwill was not considered impaired. If we had used a discount rate that was one percent higher or used an expected long-term growth rate that was one percent lower and reduced each of the multiples used in the market comparable method by 10 percent, such changes would have resulted in the carrying value including goodwill of one of the reporting units, the surgical reporting unit (representing approximately 10 percent of our goodwill), to exceed its fair value by approximately $8 million or two percent.

During the fourth quarter of 2011, we concluded there was an impairment of goodwill related to the surgical segment’s Americas reporting unit. Due to longer than anticipated lead times for us to develop new IOLs, competitors introduced new products that captured market share. As a result, we recognized an impairment charge of $156 million, which is included in goodwill impairment on our statements of operations. There were no impairments associated with any of our other reporting units.

During the fourth quarter of 2010, we determined we had adequate data related to the market acceptance of our recently launched higher-margin IOLs to re-evaluate future sales trends. Based on this updated analysis, we concluded there was an impairment of goodwill related to the surgical segment’s Europe reporting unit and thus recognized an impairment charge of $139 million, which is included in goodwill impairment on our statements of operations. The fair values of our remaining reporting units exceeded their carrying values including goodwill.

Indefinite Lived Intangible Assets. The annual impairment test of indefinite lived intangible assets compares the fair values of the indefinite lived intangible assets to their carrying values. If the carrying value of an indefinite lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In July 2012, the FASB issued Accounting Standards Update (“ASU”) 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite lived Intangible Assets for Impairment (ASU 2012-02), which amends the indefinite lived intangible assets annual impairment test guidance to provide the option of replacing the quantitative test with a qualitative assessment, similar to the qualitative assessment for the goodwill impairment test. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted.

Our trade name is an indefinite lived intangible asset. The annual impairment test of our trade name compares its fair value, estimated using a relief-from-royalty method, to its carrying value. We completed our 2010, 2011 and 2012 annual impairment tests of the trade name and determined there was no impairment as the fair value exceeded its carrying value. Significant assumptions used to determine the fair value of the trade name include revenue projections, a comparable market royalty rate, a discount rate and an expected long-term growth rate. Neither a one percent reduction in the revenue growth rate, nor a 0.25 percent reduction in the royalty rate nor a one percent increase in the discount rate, would have resulted in a non-cash impairment charge.

The IPR&D intangible assets acquired in the ISTA acquisition are classified as indefinite lived intangible assets until the associated research and development projects are either completed or abandoned. A qualitative assessment of the IPR&D intangible assets concluded that it was not more likely than not that the fair value of the IPR&D intangible assets is less than their carrying amount.

Impairment of Long-lived Assets. In accordance with the provisions of FASB ASC Subtopic 360-10, Property, Plant and Equipment, we assess the carrying value of our long-lived assets, including identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of our asset group may not be recoverable. Certain factors which may occur and indicate that impairment exists include, but are not limited to: significant underperformance relative to expected historical or projected future operating results; significant changes in our use of the underlying assets; and significant adverse industry or market economic trends. The assessment is based on the ability to recover the carrying value of the asset from the expected future cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the asset’s carrying value, an impairment loss is recognized. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value. The estimate of fair value is based on the best information available, including prices for similar assets and the results of other valuation techniques including discounting future cash flows.

Stock-Based Compensation

Stock-based compensation expense and disclosures are dependent on assumptions used in calculating the fair value of each stock option award estimated on the date of grant using the Black-Scholes option pricing model for time-based awards and the Long-Term Incentive Plan, also known as OLTAAIP, awards and a Monte Carlo Simulation model for market-based and restricted stock awards. These assumptions include the expected term of the stock option granted, expected volatility (based on the median of the volatilities of our public peers), risk-free interest rates and dividend yield rates. Our estimates of these assumptions typically are based on historical experience and currently available market data. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our future stock-based compensation expense and disclosures.

Stock Compensation expense recorded in accordance with FASB ASC Topic 718 Compensation—Stock Compensation was $19 million in 2012, $14 million in 2011 and $10 million in 2010, and primarily included expense associated with stock options.

Income Taxes

We evaluate the recoverability of our deferred tax assets on an ongoing basis. This evaluation includes assessing the available positive and negative evidence to determine whether, based on our judgment, we believe it is more likely than not that the assets, or some portion thereof, will not be realized. To the extent we believe it is more likely than not that some portion of the deferred tax assets will not be realized, a valuation allowance is recorded. In determining whether, and to what extent, a valuation allowance is required, we consider whether we will have sufficient taxable income in the appropriate period and jurisdiction that is also of the appropriate character. Potential sources of taxable income that are evaluated include: (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences, (iii) taxable income in prior carryback years and (iv) tax planning strategies that would be implemented, if necessary. Should we determine that it is no longer more likely than not that the deferred tax assets will not be realized, an adjustment would be required to reduce the valuation allowance. Conversely, if we determined that we would be unable to realize our deferred tax assets, an adjustment would be required to increase the valuation allowance. Generally, these changes would result in an adjustment to earnings. In 2012, the valuation allowance increased by $43 million. Of this increase, $31 million was recorded as a component of income tax expense, $12 million was recorded to goodwill as a result of the ISTA acquisition, and the remainder related to currency translation adjustments. In 2011, the valuation allowance increased by $18 million, of which $9 million was recorded as a component of income tax expense and $9 million was recorded as a component of accumulated other comprehensive loss. In 2010, the valuation allowance decreased $38 million, which was reported as income tax expense.

In accordance with Topic 740, we recognize the financial statement benefit of a tax position only after determining that, based on the relevant tax law, it is more likely than not that the position would ultimately be sustained if challenged by the respective tax authority. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the taxing authority.

In the normal course of business, we are regularly audited by federal, state and non-U.S. tax authorities, and are periodically challenged regarding the amount of taxes due. These challenges include, among other issues, questions regarding the timing and amount of deductions and the allocation of income among various taxing jurisdictions. We believe our tax positions comply with applicable tax laws and, if challenged, intend to vigorously defend such positions. As the likelihood of successfully defending many of these positions is uncertain, we evaluate these positions in accordance with Topic 740. Our effective tax rate in a given financial statement period could be materially impacted if we prevailed in matters for which reserves have been established, or were required to pay amounts in excess of established reserves.

Employee Benefits

Our benefit plans include defined benefit pension plans, defined contribution plans and a participatory defined benefit postretirement plan. The determination of defined benefit pension and postretirement plan obligations and their associated expenses requires the use of actuarial valuations to estimate the benefits employees earn while working, as well as the present value of those benefits. Inherent in these valuations are economic assumptions including expected returns on plan assets, discount rates at which liabilities could be settled, rates of increase in healthcare costs, rates of future compensation increases as well as employee demographic assumptions such as retirement patterns, mortality and turnover. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower turnover rates or longer or shorter life spans of participants. Actual results that differ from the actuarial assumptions used are recorded as actuarial gains and losses. Net actuarial gains and losses that exceed 10 percent of the greater of the plan’s projected benefit obligations or the market-related value of assets are amortized to earnings over the shorter of the estimated future service period of the plan participants or the period until any anticipated final plan settlements. We review the assumptions annually (and more frequently if a significant event occurs) and make any necessary changes.

Our U.S. defined benefit pension plan recognized net actuarial losses of $1 million in 2012, as the increase in the plan’s benefit obligation resulting from a lower discount rate was substantially offset by actual returns on plan assets exceeding expected returns. Our Ireland plans recognized net actuarial losses of $55 million in 2012, reflecting the increase in the Ireland benefit obligation as a result of a lower discount rate, which was only somewhat offset by actual returns on plan assets exceeding expected returns. Our U.S. postretirement plan recognized net actuarial gains of $7 million in 2012 reflecting a decrease in the plan’s benefit obligation as plan participants are retiring later than previous assumptions implied and favorable medical claims experience, partially offset by the increase in the plan’s benefit obligation as a result of a lower discount rate and actual returns on plan assets lower than expected returns.

The following is a discussion of the most significant assumptions used in connection with our employee benefit plans. The expected long-term rate of return on plan assets was developed based on a capital markets model that uses expected asset class returns, variance and correlation assumptions. The expected asset class returns were developed starting with current government yields and then adding corporate bond spreads and equity risk premiums to develop the return expectations for each asset class. The expected asset class returns are forward-looking and are not developed by an examination of historical returns. The variance and correlation assumptions are also forward-looking. They take into account historical relationships, but are adjusted to reflect expected capital market trends. The fair value of plan assets in our U.S. pension and postretirement benefit plans and our Ireland pension plans comprise approximately 90 percent of the fair value of all plan assets. The expected return on plan assets for our U.S. pension plan for 2012 was 7.50 percent and for the postretirement plan was 5.50 percent. The expected return for the postretirement plan is based on the expected return for the U.S. pension plan reduced by two percent to reflect an estimate of additional administrative expenses. The expected return on plan assets for our Ireland pension plans for 2012 was 5.15 percent.

The 2013 expected rate of return for the U.S. pension plan and postretirement plan will remain at 7.50 percent and 5.50 percent, respectively. The 2013 expected rate of return for the Ireland pension plans will increase to 6.00 percent primarily due to a change in the classification of the 0.6 percent levy assessed on Irish pension plan assets. The levy will be classified as a component of service cost in 2013, not as a reduction in the expected rate of return.

The discount rate reflects the current rate at which the benefit plan liabilities could be effectively settled considering the timing of expected payments for plan participants. The discount rates for the U.S. pension and postretirement benefit plans and the Ireland pension plans, which comprise approximately 89 percent of our benefit plan obligations, were based on models that calculate a discount rate as an average of semi-annual spot rates weighted by the estimated projected plan cash flows. The models for the U.S. pension and postretirement benefit plans were derived from pricing and yield information on high quality non-callable U.S. corporate bonds. Due to the long-term nature of the Ireland pension plans projected cash flows and the lack of long-term high quality corporate bonds in the Eurozone, the model for the Ireland pension plans was derived from pricing and yield information on Eurozone treasury bonds. An option-adjusted spread was added to the resulting Eurozone treasury yield curve to produce a proxy to high quality corporate bonds. The discount rate used for the U.S. pension and postretirement plans at December 29, 2012 was 3.75 percent. The discount rate used for the Ireland plans at December 29, 2012 was 3.50 percent.

The following table illustrates the sensitivity of the U.S. pension and postretirement plan and Ireland plan obligations and expenses to changes in the above assumptions, assuming all other assumptions remain constant (all dollar amounts in millions):

Change in Assumption	Pre-Tax Impact on U.S. Plan Expenses (Decrease) Increase	Impact on U.S. Plan Liabilities (Decrease) Increase
Expected return on plan assets
Increase one percentage point	$ (2)	N/A
Decrease one percentage point	2	N/A

Discount rate
Increase one percentage point	(2)	$(32)
Decrease one percentage point	2	36

Change in Assumption	Pre-Tax Impact on Ireland Plan Expenses (Decrease) Increase	Impact on Ireland Plan Liabilities (Decrease) Increase
Expected return on plan assets
Increase one percentage point	$ (1)	N/A
Decrease one percentage point	1	N/A

Discount rate
Increase one percentage point	(1)	$(40)
Decrease one percentage point	2	52

Typically, an important estimate associated with the postretirement plan is the assumed healthcare cost trend rate. Employer contributions to the postretirement plan for medical and prescription drug benefits for participants retiring after March 1, 1989 were frozen as of January 1, 2010, which significantly reduced our exposure to future increases in healthcare costs. Accordingly, the postretirement plan’s sensitivity to changes in healthcare cost trend rate assumptions has been significantly reduced. The pre-tax impacts on the postretirement plan liabilities and expense if the healthcare cost trend rate changes by one percentage point are $1 million and less than $1 million, respectively.

Contingent Liabilities

We are involved in a variety of claims, complaints and proceedings arising in the ordinary course of business, including but not limited to those relating to litigation matters (e.g., class actions, derivative lawsuits, and contract, intellectual property, competitive claims, etc.), environmental matters, and risk management matters (e.g., product and general liability and workers’ compensation, etc.). We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Potential liability is assessed by analyzing the matters using available information. Estimated losses are developed by considering historical settlements, if any, and through an analysis of potential results, assuming a combination of litigation and settlement strategies. As additional information becomes available, the assessments and estimates of potential loss are revised, which could have a material adverse effect on future results of operations, cash flows and financial position in the period or periods in which such change is determined.

Recent Accounting Pronouncements

Recently Adopted

In July 2012, the FASB issued ASU 2012-02—Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Lived Intangible Assets for Impairment (ASU 2012-02), which amends the annual impairment test guidance for indefinite lived intangible assets other than goodwill. Previous guidance under Topic 350 required quantitatively testing indefinite lived intangible assets at least annually by calculating and comparing the fair value of the asset to its carrying amount. ASU 2012-02 provides the option of replacing the quantitative test with a qualitative assessment evaluating relevant events and circumstances to determine the likelihood that the asset’s fair value is less than its carrying amount. If the qualitative assessment concludes that it is not more likely than not that the fair value of the asset is less than its carrying amount, the quantitative test will not be required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. We adopted this standard for our 2012 annual impairment test. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05), which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. Instead, we must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (ASC Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05 (ASU 2011-12), to defer the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. All other provisions of this update, which are to be applied retrospectively, are effective for fiscal years and interim periods within those years after December 15, 2011. The adoption of this guidance did not have an impact on our consolidated financial statements, as it only requires a change in presentation.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 generally provides a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards (“IFRS”). Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference, (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Not Yet Adopted

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02), which finalizes the requirements of ASU 2011-05 that were deferred by ASU 2011-12. ASU 2013-02 clarifies how to report the effect of significant reclassifications out of accumulated other comprehensive income. We are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2012 and early adoption is permitted. We do not believe that the adoption of ASU 2013-02 will have a material impact on our consolidated financial statements as it will only require a change in presentation.

In February 2013, the FASB issued ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force), that provides updated guidance on the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. ASU 2013-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2013, and is to be applied retrospectively for all periods presented for those obligations resulting from joint and several liability arrangements that exist at the beginning of the fiscal year of adoption. Early adoption of ASU 2013-04 is permitted. We do not believe that the adoption of ASU 2013-04 will have a material impact on our consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force), which clarifies the applicable guidance for a parent company’s accounting for the release of the cumulative translation adjustment into net income upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. This guidance also clarifies that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. ASU 2013-05 is effective for fiscal years and interim periods within those years beginning after December 15, 2013 on a prospective basis, and early adoption is permitted. We are evaluating the potential impact that the adoption of ASU 2013-05 will have on our consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including ASUs), the American Institute of Certified Public Accountants and the SEC did not, or are not, expected to have a material effect on our consolidated financial statements.

BUSINESS

Our Company

We are a leading global eye health company. We are solely focused on protecting, enhancing, and restoring people’s eyesight. Over our 160-year history, Bausch + Lomb has become one of the most widely recognized and respected eye health brands in the world. We globally develop, manufacture and market one of the most comprehensive product portfolios in our industry. Our ability to deliver a broad, complementary portfolio of products to eye care professionals, patients and consumers enables us to address a full spectrum of eye health needs. Through our three business units—pharmaceuticals, vision care and surgical—we offer products such as branded and generic prescription ophthalmic pharmaceuticals, over-the-counter ophthalmic medications, ophthalmic nutritional products, contact lenses and lens care solutions, as well as products that are used in cataract, vitreoretinal, refractive and other ophthalmic surgical procedures. We also invest in consumer education, disease prevention, physician training and other initiatives as part of our longstanding commitment to eye care professionals and the patients they serve.

Following the acquisition by our Principal Stockholders in 2007, we have been executing an operational and financial transformation to address the pipeline, product quality, organizational and competitive issues we faced in the past. This transformation was accelerated with the arrival of our current management team in 2010 and the implementation of a multi-year turnaround plan that we refer to as the “Action Agenda.” Since that time, we have further strengthened our business by establishing a unified global business model, streamlining our organizational structure, investing in global commercial and manufacturing capabilities, continuing our geographic expansion in developed and emerging markets and creating a sustainable rate of new product flow by building a deep product pipeline.

Our global brand, scale and infrastructure enable us to sell and support our products in eye health markets around the world. Our sales organization of over 3,700 employees markets our diversified product portfolio of more than 300 products in over 100 countries. In 2012, 25% of our total sales came from emerging markets. We established an early presence in markets such as China, a market in which we first established a presence over 25 years ago and where we continue to maintain a leading market position today. We have leveraged this expertise to expand our presence in other key emerging markets, such as Brazil, India, Russia and Turkey.

We believe our investments in product development over the last several years have resulted in the strongest product pipeline in the history of our company with a significant number of recently launched products and mid to late stage development programs in each of our business units. We have enhanced our pipeline and product flow by implementing a new approach to innovation that engages our R&D, supply chain and commercial teams at every phase of product development, prioritizing customer needs and actively seeking external innovation to advance through our development process. From 2010 through 2012, we introduced approximately 30 new products that accounted for more than 10% of our sales for the year ended December 29, 2012.

We are headquartered in Rochester, NY, and employ more than 11,000 people worldwide. For the year ended December 29, 2012, we generated net sales of $3.0 billion, a net loss of $68.3 million and Adjusted EBITDA of $643.1 million. Of our net sales, 41% were in North America, 33% were in Europe, 22% were in Asia and 4% were in Latin America. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for our definition of Adjusted EBITDA, why we present Adjusted EBITDA and a reconciliation of our Adjusted EBITDA to net loss.

Eye Health Markets

The global eye health market is large, dynamic and growing. A leading independent consulting firm estimates that the global eye health market will grow from $36 billion of sales in 2011 to more than $48 billion of sales by 2017, at a CAGR of approximately 5%. This growth rate will be driven by multiple factors and trends including:

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An aging global population. The population aged 65 and older is expected to grow from approximately 630 million people to approximately 1.2 billion people by 2030, and there is a strong correlation between age and eye health diseases such as cataracts;

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Rapid growth of the middle class in emerging markets. This major demographic shift is generating a large, new customer base with increased access to eye health products and services along with resources to pay for them;

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Increasing global prevalence of diabetes. The number of reported cases of diabetes has doubled over the last 30 years and there is a strong correlation with severe ocular conditions such as diabetic retinopathy and glaucoma;

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Significant unmet medical need. The opportunity to address undertreated eye conditions and diseases increases with advancements in technology and innovation, which drive improved diagnoses, clinical outcomes and product mix; and

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Resilience to economic volatility and government reimbursement pressures. The importance of vision preservation, a significant private pay component for eye health products and services, the influence of clinicians on consumer product decisions and the non-discretionary nature of many eye health therapies and products generates predictable, recurring revenue.

As a result, there is a growing demand for eye health products and services across each of the three business segments in which we compete. According to estimates from a leading independent consulting firm:

•	The global eye health pharmaceutical market was estimated to have sales over $21 billion in 2011 and to have a CAGR of approximately 5% through 2017;

•	The global vision care market was estimated to have sales of $9 billion in 2011 and to have a CAGR of approximately 4% through 2017; and

•	The global eye health surgical market was estimated to have sales over $6 billion in 2011 and to have a CAGR of approximately 7% through 2017.

Our Business Units

We offer one of the most comprehensive product portfolios in the eye health industry through three business units—pharmaceuticals, vision care and surgical. Below is an overview of those units:

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Pharmaceuticals. Our eye health pharmaceutical products include branded and generic prescription ophthalmic pharmaceuticals, over-the-counter ophthalmic medications and ophthalmic nutritional products to treat a wide range of eye conditions, including dry eye, glaucoma, ocular allergy, infection and inflammation. Key brands include Alrex, Artelac, Bepreve, Besivance, Bromday, Lotemax, Minims, Mioclear, Moisten, Ocuvite and PreserVision. We are a global leader in ocular vitamins and hold a leading position in anti-inflammatory drops. Our pharmaceuticals unit generated net sales of $1.3 billion and accounted for 42% of total net sales in 2012. We are currently involved in a number of promising pharmaceutical development programs, including treatments for glaucoma and ocular inflammation, pain and redness.

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Vision Care. Our principal vision care product categories are contact lenses, disinfecting and cleaning solutions for contact lenses, rewetting drops and saline solutions. Our contact lens portfolio includes a broad range of products including the Biotrue ONEday, Naturelle, PureVision and SofLens brands. Our lens care product portfolio includes Biotrue and renu multipurpose solutions, Boston cleaning and conditioning solutions, rewetting drops and saline solutions. We have a leading position in the lens care market. Our vision care unit generated net sales of $1.2 billion and accounted for 41% of total net sales in 2012. We are currently developing a next generation silicone hydrogel lens material that we believe will provide competitive comfort and optical quality, as well as a one-bottle peroxide contact lens cleaner and disinfectant that will further complement our vision care portfolio.

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Surgical. Our surgical product portfolio includes products used during cataract surgery, laser vision correction surgery, and vitreoretinal (“back of the eye”) surgery, as well as disposable surgical packs and instruments. Key surgical brands include Akreos, AMVISC, Crystalens, enVista, Millennium, Stellaris, Storz, VICTUS and Zyoptix. Our surgical unit generated net sales of $508.1 million and accounted for 17% of total net sales in 2012. We are currently developing what we expect to be the industry’s first accommodating toric IOL, enhancing the VICTUS femtosecond laser platform and investing in new inserters and instruments to provide our customers with a more complete surgical solution.

Our Ongoing Business Transformation

At the time of our acquisition by our Principal Stockholders in 2007, Bausch + Lomb had experienced an extended period of operational and performance challenges. Early steps to address the situation were taken between 2007 and 2010. Our company’s transformation accelerated with the arrival of our current management team in 2010 and the implementation of a multi-year turnaround plan that we refer to as the “Action Agenda,” which consists of three distinct phases: “Strengthen and Build,” “Accelerate” and “Breakthrough.” We are currently in the Accelerate phase—about midway through our turnaround plan. As a result of our work to date, we have strengthened our business, increased revenue growth and expanded margins by:

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Developing a Unified and Streamlined Global Business Model. We have transitioned from an organizational structure based on separate business units and geographical segments to a unified global One Bausch + Lomb model that leverages the combined expertise, capabilities and customer relationships of our business units to maximize product development and geographical, sales and marketing opportunities. For example, we moved each of our business units to a single common, global CRM platform between 2009 and 2010. This investment has provided greater visibility into customer accounts, expanded market coverage and significantly improved cross-selling efforts, which together have helped create synergies among our business units. We have also flattened our organization by eliminating regional headquarters and redundant management layers. We believe this unified business model and streamlined organization has helped us better understand physician and consumer needs, resulted in a more consistent and seamless Bausch + Lomb customer experience and enhanced the value of our overall brand.

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Investing in Global Commercial and Manufacturing Capabilities. From 2010 through 2012, we expanded our global sales organization by approximately 24%, representing 86% of our total head count growth during the period. As we shifted our employee mix towards more client-facing roles, we transitioned from distributor arrangements to direct sales forces in several markets, including major markets that we view as key to our long-term growth, such as Russia and Turkey. Since 2007, we have also invested in our global supply chain in order to upgrade quality and reliability and to address anticipated capacity needs. We have consolidated more than 90 different change management systems into one benchmarked, globally managed system and significantly improved regulatory compliance worldwide.

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Expanding Geographically in Developed and Emerging Markets. There are many countries where only one or two of our three business units operate, and we have made significant investments to bring our other business units into those markets where we believe we can be commercially successful. We have initiated the build out of critical local infrastructure to speed up product registrations, approvals and launch of existing and new products to support our expansion. We have also made significant investments in emerging markets, including those where we have had a longstanding presence, such as China. We have strengthened local market talent by upgrading local management teams and expanding our emerging market sales organization by approximately 37%. We have also recently expanded our presence in Latin America through our acquisition of Argentina-based Waicon in 2011. As a result of these efforts, we have launched over 20 of our existing products into new regional geographic markets over the last two years.

•	Creating a Differentiated Approach to New Product Innovation. We have implemented a new approach to building product flow that starts with the identification of key patient and customer needs and involves all of the functional experts responsible for creating a solution from origination through commercial launch. Our product development teams include R&D, clinical, medical and regulatory affairs, supply chain and marketing and commercial representatives. In addition, we have shifted our approach from a focus on large-scale internal research efforts to a more balanced and cost-effective approach that specifically targets externally sourced innovations that we can develop and ultimately commercialize globally. Since 2007, we have invested over $1 billion in external initiatives, including our 2008 acquisition of eyeonics, inc., our 2012 acquisition of ISTA and our 2013 acquisition of the remaining shares of TPV. Our differentiated approach has greatly enhanced our pipeline, and we have introduced 30 new products since 2010 and have 35 products at various stages of development in our pipeline.

Through these and other actions, we have generated net sales growth at a CAGR of 9% and Adjusted EBITDA growth at a CAGR of 17% over the two years ended December 29, 2012. This compares to net sales growth at a CAGR of -1% and Adjusted EBITDA growth at a CAGR of 10% over the two years ended December 25, 2010. Excluding $116 million of net sales for 2008 from our refractive surgery business, which was contributed to the TPV joint venture in 2009, we generated adjusted net sales growth at a CAGR of 2%. We believe our investments in sales, marketing and new product development provide the foundation upon which we will further drive the continued transformation of our company.

Our Competitive Strengths

We believe our sole focus on eye health and our following strengths provide us with a number of long-term competitive advantages:

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Diversified revenues and limited public pay exposure. Our product portfolio contains more than 300 products. Our single largest product, and our top ten products in total, accounted for only 6.5% and 36% of 2012 sales, respectively. Our net sales in 2012 were balanced across several geographies, with North America, Europe and Asia accounting for 41%, 33% and 22% of net sales, respectively. Additionally, our varied distribution channels, including individual eye health practitioners (opticians, optometrists and ophthalmologists), specialized sales forces, retailers, pharmacies, hospitals and ambulatory surgery centers, help us reach a broad set of customers. As a result, no one product, geography or customer comprises a significant part of our business. Furthermore, in 2012, approximately 80% of our combined business revenues were private (non-governmental) pay, which significantly reduces our exposure to potential declines in government reimbursement.

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Global reach, scale and emerging market strength. We have an industry-leading global footprint with a worldwide sales organization of more than 3,700 employees and products sold in more than 100 countries around the world. Our global infrastructure, scale and reach enable us to sell and support our products directly in eye health markets around the world. Emerging markets represented 25% of our revenues for 2012 and we believe we are well-positioned in several principal emerging markets, including Brazil, China, India and Russia.

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Strong pipeline and sustainable new product flow. As a result of our new approach to innovation, we believe we have created the strongest pipeline of products in the history of our company. We have been able to build a balanced and robust pipeline of late, mid, and early stage programs across all three of our business units. We believe our singular focus on eye health, combined with our global clinical and regulatory expertise, make Bausch + Lomb an ideal partner for product development opportunities, as evidenced by the 21 transactions we have completed in the last five years. We expect our balanced, comprehensive approach to new product development to maximize our return on the capital we invest in innovation.

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Globally recognized brand with 160-year heritage. Bausch + Lomb has long been associated with the most significant advances in eye health, and we believe our brand is synonymous with eye care among consumers and professionals around the world. Over the past several years, we have continued to invest in our company and product brands through new product promotions, eye health education initiatives, charitable and community programs, as well as consumer and professional marketing efforts.

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Proven executive leadership and a highly motivated workforce. Over the last few years, we have assembled a very experienced and accomplished senior management team and other executives, comprised of Bausch + Lomb, industry and regional veterans, including our Chief Executive Officer, President and Chief Financial Officer, and three business unit presidents. Our senior management team consists of 15 executives, who have, on average, 20 years of healthcare industry experience. In addition, we have refocused our workforce on customers and modeled and rewarded high-performance behaviors which we believe has created a highly motivated workforce.

Our Growth Strategy

We intend to continue to grow our business by pursuing the following core strategies:

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Increase global reach of existing product portfolio. We will continue our efforts to bring all three of our business units into commercially viable markets where one or more of our business units already have critical infrastructure in place. We also intend to use our growing global regulatory and commercial capabilities to accelerate the approvals and launches of new and existing products in markets where they have significant potential. We have over 130 registrations pending for such introductions and we intend to bring products from all three of our business units to as many markets as possible around the world.

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Leverage the shared strengths of our business units. We will continue to leverage the combined expertise, market presence and customer relationships of our three business units to maximize product development and sales and marketing opportunities for Bausch + Lomb as a whole. Recently launched initiatives, such as a single CRM platform and the cross-selling benefits that have arisen as a result, have produced and are expected to produce significant opportunities going forward. We plan to benefit from leveraging our development expertise across business units, such as our recently launched enVista IOL from our surgical business, which utilizes an aspheric optic design originally developed by our vision care team. In addition, we believe the continued convergence of many large eye health practices globally will provide further opportunities for our coordinated pharmaceutical, vision care and surgical efforts.

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Access and deliver innovative new products and expand our pipeline. We believe that our substantial pipeline investments over the past several years will result in significant new product flow across each of our business units. Our launch and late stage pipeline includes approximately 25 opportunities, including a femtosecond laser-guided cataract surgery platform, a non-steroidal anti-inflammatory drug for treatment of inflammation and pain following cataract surgery, novel prescription pharmaceuticals to treat glaucoma, next generation silicone hydrogel contact lenses, hydrophobic IOLs and an accommodating toric IOL. We believe that our current launch and late stage pipeline targets market opportunities exceeding $1.4 billion. Building upon this success, we plan to continue investing in new product development and actively pursue external business development to complement our internally developed products.

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Build on existing strength in emerging markets. Our business in emerging markets grew 11% in 2012, and we expect that our long operating history in these countries, strong brand, existing infrastructure, growing direct presence and country specific product portfolio will make us well positioned to capitalize on the aging population and middle class expansion in these highly attractive markets. We will continue to leverage the Bausch + Lomb brand name in emerging markets and introduce specific product brands to further increase our market share and customer loyalty.

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Focus on our partnership with customers. Our goal is to utilize our singular focus on eye health to better understand the changing needs of our customers and to become their partner of choice as our industry continues to evolve. We will continue to invest in initiatives that bring us closer to our customers, such as partnering with them to develop our future products, clinician training, sales and marketing efforts and customer service. As a result, we believe we will enhance our position as a valued resource for consumer eye health knowledge and eye science expertise, including medical education and practice management capabilities with professionals.

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Leverage infrastructure investments to improve operating margins and cash flow. With the organizational and infrastructure investments made over the last several years, we believe we have a global platform that can support continued expansion across developed and emerging markets. Our operational efficiency programs have generated approximately $300 million in annualized savings, much of which has been reinvested in customer-facing personnel and activities. We will continue to implement efficiency initiatives, focus on making quality products at the lowest cost, and strive to develop, manufacture and sell the most profitable mix of products to drive future operating profit and cash flows.

Our History

We were founded in 1853 by John Jacob Bausch and Henry Lomb as an optical goods shop in Rochester, New York. During our early years, we manufactured revolutionary rubber eyeglass frames as well as a variety of optical products that required a high degree of manufacturing precision. By 1903, we had issued patents for microscopes, binoculars, and even a camera shutter based on the eye’s reaction to light. In 1908, we were incorporated in the State of New York as Old Bausch + Lomb. During World War II, we produced sunglasses for the American military. We also produced the lenses for cameras that captured the first satellite images of the moon. In 1971, we marketed the first soft contact lens. From the late 1990s through the 2000s, we completed a series of strategic acquisitions and divestitures that transformed us dramatically, and formed the basis of what we are today, a pure-play eye health company.

In 2007, we were acquired in a take-private transaction by our Principal Stockholders. To effect the acquisition, WP Prism Merger Sub Inc., a New York corporation and wholly owned subsidiary of WP Prism Inc., a Delaware corporation that was wholly owned by the Principal Stockholders, merged with and into Old Bausch + Lomb. Old Bausch + Lomb continued as the surviving company after the merger. There were no operations and no material assets or liabilities in WP Prism Inc. Prior to the filing of the registration statement of which this prospectus is a part, WP Prism Inc. was renamed Bausch & Lomb Holdings Incorporated, which we refer to as New Bausch + Lomb.

Products

The following table provides an overview of our product categories:

Product Category	Select Key Brands	Description	2012 Net Sales (in millions)	Estimated Global 2011 Market Size (in billions)
Pharmaceuticals			$1,288.0	$21.1
Prescription	Bromday, Lotemax	Generic and branded prescription ophthalmic pharmaceuticals
OTC	Artelac, Mioclear	OTC medications
Nutritional	Ocuvite, PreserVision	Ocular vitamins

Vision Care			$1,241.5	$8.5
Contact Lenses	Biotrue ONEday, PureVision, SofLens	Soft contact lenses (single vision spherical, multifocal and toric) for annual, daily or planned replacement, and rigid gas permeable (“RGP”) materials
Lens Care	Biotrue, Boston, renu	Multipurpose solutions, cleaning and conditioning solutions for RGP lenses, saline solutions and re-wetting drops

Surgical			$508.1	$6.1
Refractive	Technolas, Zyoptix	Femtosecond lasers, excimer lasers and microkeratomes
Cataract	Akreos, Crystalens, Stellaris, VICTUS	IOLs, phacoemulsification equipment, femtosecond lasers, disposable surgical packs and instruments

Total			$3,037.6	$35.7

We compete on a worldwide basis providing ophthalmic pharmaceutical, vision care and ophthalmic surgical products. According to research provided by a leading independent consulting firm, in 2011, our sales represented approximately: (1) 18% of the global ophthalmic nutritional pharmaceuticals market; (2) 8% of the global ophthalmic OTC pharmaceuticals market; (3) 5% of the global ophthalmic prescription pharmaceuticals market; (4) 10% of the global contact lens market; (5) 21% of the global lens care market; (6) 16% of the global refractive surgical product market; and (7) 9% of the global cataract surgical product market.

We have developed a diversified product pipeline across our segments. We expect this pipeline to provide robust and sustainable innovation across our business moving forward as we continue building our momentum in bringing new products to market and driving revenue growth. We are committed to the development of new products and new designs that we expect to create new product categories and help us maximize the performance of our existing product categories. Our investment in internal and external development programs has driven consistent new product introductions. For example, we introduced six new products in 2012, eleven new products in 2011 and thirteen new products in 2010.

Pharmaceuticals

We market a well-balanced, diverse ophthalmic pharmaceuticals portfolio across product categories, geographies, payers and customers. Our key product areas include branded and generic prescription ophthalmic pharmaceuticals, OTC medications and ophthalmic nutritional products. Our key pharmaceutical brands include Alrex, Artelac, Bepreve, Besivance, Bromday, Lotemax, Minims, Mioclear, Moisten, Ocuvite, PreserVision, Zirgan and Zylet. Our portfolio provides comprehensive product offerings for “front of the eye” diseases and our products treat conditions such as ocular inflammation, ocular allergies, ocular infections, and dry eye. We sell these products predominately through our direct sales force and, in markets where we have little or no direct commercial presence, through independent distributors. Major customers include wholesale and retail distributors, including Cardinal Health, McKesson and AmerisourceBergen, as well as wholesalers and large retailers (for example, drug stores, food stores and mass merchandisers), independent pharmacies, eye care professionals and hospitals. We are a leader in the ophthalmic pharmaceuticals market and a leading independent consulting firm estimates that we have the number four global market position. Net sales from pharmaceuticals comprised 42% of our net sales in 2012 and grew 16% on a reported basis, or 19% in constant currency, over the prior fiscal year.

We have expanded our ophthalmic pharmaceutical product portfolio through new product launches and acquisitions. In 2011, we launched Lotemax ointment, a corticosteroid indicated for the treatment of postoperative inflammation and pain following ocular surgery, and Yellox, a non-steroidal anti-inflammatory drug for the treatment of postoperative ocular inflammation following cataract extraction in adults. In 2012, our acquisition of ISTA added a portfolio of allergy drugs, glaucoma drugs, spreading agents and a non-steroidal anti-inflamnatory drug (Bromday) to our existing prescription ophthalmology and OTC eye health products.

Our strategic vision for the pharmaceuticals segment is to become the partner of choice for ophthalmic pharmaceutical solutions. Our longer-term strategy is to build a pipeline and deliver best-in-class launches of new proprietary prescription pharmaceuticals. This process will take time due to the development, regulatory review and approval process. Nearer-term, we are focused on growing the consumer health portion of the pharmaceuticals business by leveraging our brand and launching new OTC eye care products, developing new products to treat glaucoma and “back of the eye” diseases and conditions, expanding the geographic availability of existing products (particularly in Eastern Europe, Asia and Latin America), growing our presence in generics, and developing and launching new products in our nutritionals portfolio. To advance our current and future programs we intend to leverage our expanded expertise in medical, formulation and regulatory, our growing expertise in consumer-based strategies, our expanding global presence and footprint, and our life cycle management initiatives.

Pharmaceuticals Pipeline

We intend to strengthen our innovative pharmaceuticals pipeline through internal development and external business development opportunities with a focus on life cycle management, generics and “back of the eye” diseases. Our range of pharmaceutical pipeline products is described in the table below:

Product	Description	Current Developmental Stage
Latanoprostene bunod	Nitric oxide-donating prostaglandin for reduction of elevated intraocular pressure in patients with glaucoma or ocular hypertension	Late Stage
Lotemax Gel	Corticosteroid indicated for the treatment of postoperative inflammation and pain	Launch Stage
Mapracorat	Selective glucocorticoid receptor agonist for treatment of inflammation and pain following cataract surgery	Late Stage
PROLENSA	Ophthalmic NSAID for the treatment of inflammation and pain following cataract surgery	Late Stage

Vision Care

We market a broad vision care portfolio that includes contact lenses and the lens care solutions that are used to clean, disinfect and care for contact lenses. We sell vision care products to eye care professionals and independent pharmacies, as well as wholesalers and large- and mid-size retailers (for example, drug stores, food stores and mass merchandisers) through a combination of our direct sales force and independent distributors. Net sales from vision care comprised 41% of our net sales in 2012 and grew 1% on a reported basis, or 4% in constant currency, over the prior fiscal year.

Our contact lens product portfolio is one of the broadest in the industry and includes traditional, planned replacement disposable and daily disposable soft contact lenses; multifocal and toric soft contact lenses (commonly known as specialty contact lenses); and RGP materials. We pioneered the development of soft contact lens technology and a leading independent consulting firm estimates that we have the number four global market position and the number one or two position in emerging markets. We market contact lens products under the Biotrue ONEday, Boston, Naturelle, PureVision and SofLens brand names.

Our lens care product portfolio includes multipurpose solutions, cleaning and conditioning solutions for RGP lenses, re-wetting drops and saline solutions. A leading independent consulting firm estimates that we have the number two global market position in the overall lens care category. Our lens care products include Biotrue, Boston, renu and Sensitive Eyes brands.

Our strategic vision for the vision care segment is through innovation to restore our position as a leader in contact lenses in our established markets and build on our strong position in lens care and the emerging markets to drive increased penetration and market share. We believe that vision care is a very innovation sensitive market. As a result, our vision care business will achieve growth through our focus on new materials, solutions and marketing. We believe that by introducing new and innovative products, we will be able to continue to gain market share. We are developing new materials and will introduce innovative new products like our Biotrue ONEday contact lenses, which are based on a novel material called HyperGel, providing competitive comfort over a full day of use, and our forthcoming third generation silicone hydrogel material that we believe will compete vigorously with competitive lenses for both comfort and vision. Silicone hydrogel materials provide increased oxygen transmission for eye health, improved safety and increased comfort for end users, and higher profitability to the eye care providers. This combination should continue to benefit our PureVision brand and our next generation lenses. Silicone hydrogels are the fastest growing materials in the contact lens category. Our innovative approach will be further driven by leveraging our expertise in eye health, our Bausch + Lomb brand equity strength and our investments in sales and marketing to enhance customer engagement.

We also see growth being driven by the market’s rapid conversion to daily disposable contact lenses. In the specialty contact lens business, we offer toric lenses for people with astigmatism and multifocal lenses for people with presbyopia.

Vision Care Pipeline

We have leveraged our expertise in eye health to build a vision care pipeline based on innovative next generation materials and solutions, and intend to continue developing our pipeline through a combination of internal and external business development initiatives. Our range of vision care pipeline products is described in the table below:

Product	Description	Current Developmental Stage
Biotrue ONEday	High water, mid oxygen permeability, non-silicone hydrogel lens	Launch Stage

Next Generation Silicone Hydrogel	Novel lens with excellent comfort and visual quality	Late Stage
Oxidative Chemical Disinfectant	One bottle solution for cleaning and disinfecting	Late Stage

Surgical

We market a broad ophthalmic surgical portfolio of products used in cataract, vitreoretinal, refractive and other ophthalmic procedures. Our products include standard and premium IOLs, equipment used in phacoemulsification, disposable surgical packs, hand-held surgical instruments, viscoelastics, disposable blades and microkeratomes used to create corneal flaps, and a femtosecond laser capable of performing both cataract and refractive surgical procedures. Our cataract and refractive surgery product brands include Akreos, AMVISC, Crystalens, enVista, Millenium, Stellaris, Storz, Technolas, VICTUS and Zyoptix brands. We sell our surgical products through a combination of our direct sales force and independent distributors to eye care professionals, physicians (including ophthalmic surgeons), hospitals and ambulatory surgery centers. We are a leader in the ophthalmic surgical market and a leading independent consulting firm estimates that we have the number three global market position in both refractive and cataract surgical products. Net sales from the surgical segment comprised 17% of our net sales in 2012, essentially flat with 2011, but representing growth of 2% over the prior fiscal year in constant currency.

We have supplemented our traditional product strength in equipment with new launches in IOLs and femtosecond cataract surgery. In 2011, we announced the launch of our new enVista glistening-free, hydrophobic acrylic IOL. As our first hydrophobic IOL, the enVista lens represents a significant step forward in IOL technology. Setting the enVista lens apart from currently available IOLs is the unique combination of aspheric, aberration-free Advanced Optics technology, designed to deliver enhanced contrast sensitivity and better vision quality, with a clinically proven, glistening-free material. In 2012, we launched a toric version of enVista outside the United States and have obtained FDA approval.

In 2009, we combined our refractive eye surgery assets with 20/10 to form the joint venture TPV. TPV was a leading ophthalmology laser company with expertise in femtosecond and excimer laser technologies. Since December 2011, we, along with TPV, have been co-promoting the VICTUS femtosecond laser, which can perform both cataract and refractive procedures on a single platform. TPV is also developing excimer lasers for advanced refractive procedures and in the EU is commercializing SUPRACOR, a new technology for the treatment of presbyopia. On January 25, 2013, we completed the acquisition of all outstanding and unowned shares of TPV, which is now known as Bausch + Lomb Technolas. The TPV team joined our surgical business, and its femtosecond and excimer laser platforms for cataract and refractive surgery will broaden our already robust product portfolio and new product pipeline.

Our strategic vision for the ophthalmic surgical business is to become a “one-stop shop” for ophthalmic surgeons by providing a complete product portfolio and to achieve our goal of becoming the clear, comprehensive and compelling alternative to industry leader Alcon. We believe that we have achieved substantial professional recognition for our cataract and refractive surgery products as we have built out a more competitive portfolio. We believe that the Stellaris PC eye surgery unit is regarded by many surgeons as best in class, and that our recent acquisition of TPV makes us an emerging leader on the new frontier of femtosecond laser eye surgery. We intend to leverage our VICTUS femtosecond laser to sell our entire product line and penetrate competitive accounts. We have expanded our IOL portfolio and are gaining customer appreciation for our new lines of IOLs, including the enVista lens, which has unique claims. Furthermore, we intend to improve and refresh our instruments, packs and viscoelastics, utilize our strong global channel, fill product gaps with new distribution, leverage our strength in our other segments within emerging markets to increase surgical penetration, and become the partner of choice for new ophthalmic surgical technologies.

Surgical Pipeline

We have built and strengthened our ophthalmic surgical pipeline through internal development initiatives and the TPV acquisition and intend to continue developing our pipeline through a combination of internal and external business development initiatives. Our range of surgical pipeline products is described in the table below:

Product	Description	Current Developmental Stage
enVista Hydrophobic IOL Platform	Single-piece, “glistening free” hydrophobic acrylic IOL	Launch Stage
Trulign Toric IOL	Addition of toric optics to accommodating IOL	Late Stage

VICTUS Femtosecond Laser Platform	Femtosecond laser system for laser-assisted cataract and refractive surgery	Launch Stage

Research and Development

Bausch + Lomb remains focused on bringing innovative products to market in order to improve its competitive position and to support future growth. We have implemented a new approach to building product flow that starts with the identification of key patient and customer needs and involves all of the functional experts responsible for creating a solution from origination through commercial launch. This approach harnesses the cross-functional expertise of our R&D, clinical, medical and regulatory affairs, supply chain, marketing and commercial representatives at every phase of product development. We believe that this approach to product development results in a more disciplined, efficient allocation of capital, reduced manufacturing complexity, and speeds time to market. Our commitment to advancing internal research and development programs over the last several years has resulted in the strongest product pipeline in the history of our company, with a significant number of recently launched products and a robust pipeline of products at various stages of development across all three of our business segments.

We allocate capital based on return on investment criteria, required R&D investments, revenue and profitability potential, the probability of technical and commercial success and timing of launch. This collaborative approach facilitates faster decision-making and speeds time to market.

Our R&D effort is coordinated by our Chief Medical Officer, Dr. Calvin Roberts, a recognized leader in ophthalmology, and supported by over 850 engineers, scientists and other specialized personnel principally located at 25 sites on four continents. Many of our R&D operations are located strategically within our network of 21 plants around the world. This co-location enables the seamless transfer of products that are “designed for manufacturability” and ensures that they are launched in a timely manner and in optimal quantities. Our R&D personnel partner closely with our manufacturing and marketing groups, and as a result of these collaborations, we have developed the world’s first soft contact lens, introduced the world’s first multipurpose solution and introduced a unique patent-protected ocular vitamin to the market.

We have also shifted our approach from a focus on large-scale internal research by augmenting our in-house research efforts with externally-sourced innovations. We believe that our singular focus on eye health combined with our global clinical and regulatory expertise make Bausch + Lomb an ideal choice for product development opportunities with external research and development partners. We work with a global network of leading ophthalmic surgeons and consultants to ensure we have broad access to best-in-class technologies that we can develop, and ultimately commercialize globally. Since 2007, we have invested over $1 billion in external initiatives, including our 2008 acquisition of eyeonics, inc., our 2011 acquisition of Waicon, our 2012 acquisition of ISTA and our 2013 acquisition of the remaining shares of TPV.

We believe that our significant R&D expertise and ability to successfully navigate the approval processes for new products in markets around the world will contribute to our ongoing success and growth. Research and development expenses were $227.4 million, $235.4 million and $220.2 million in 2012, 2011 and 2010, respectively.

Sales and Marketing

We have an established global sales organization that sells our broad portfolio of products and services through direct sales forces and independent distributors depending on specific market and product needs. Our global business sells and distributes products in over 100 countries. As of December 29, 2012, we had over 3,700 sales personnel around the world.

In the United States, we had over 860 individuals dedicated to our efforts to sell and promote contact lens, lens care, cataract, refractive products and prescription pharmaceutical products, which are sold through traditional wholesale and retail distributors.

Internationally, we had over 2,800 direct sales personnel and over 260 independent distributors that sell our products. We sell products across our business units through several distribution approaches depending on individual market characteristics. In Europe, we have a direct sales force in most countries. However, there are some exceptions. For example, we use independent distributors in Italy, Africa, Eastern Europe and the Middle East. In Central and South America we primarily use independent distributors, except for in Brazil and Argentina, where we have a direct presence. In Asia, we maintain a direct sales force in Japan, most first and second tier Chinese cities and other larger markets throughout this region. In smaller markets we primarily use independent distributors.

We maintain dedicated sales teams for each of our three business units and while our sales teams are vertically focused, our coordinated sales effort allows us to deliver the full suite of Bausch + Lomb products to key clinician decision makers, recognize cross-selling opportunities for key products from other product categories and impact consumer purchasing decisions. Within our pharmaceuticals unit, our sales representatives are focused on promoting and selling our products to wholesalers, large retailers, eye care professionals, independent pharmacies and hospitals. Our vision care sales representatives are focused on promoting and selling our products to large- and mid-sized retailers, pharmacies and eye care professionals as well as optimizing and expanding our shelf presence at retailers. Our surgical sales representatives are focused on selling products and equipment to eye care professionals, physicians, including ophthalmic surgeons, hospitals and ambulatory surgery centers and maintain the greatest opportunity for cross-selling.

We reinforce our sales efforts and continue to drive demand and awareness of our brands and the clinical benefits of our products through multiple initiatives to both eye care professionals and consumers. These initiatives include the sponsorship of various ophthalmic congresses and symposia throughout the world. We also conduct training programs and speaker events to provide eye care professionals with the latest information concerning clinical experience with our products. We conduct and sponsor eye health educational events and clinics for consumers. We continually seek input from eye care professionals through medical and scientific advisory boards to help us refresh and update all of these initiatives as well as to create new opportunities to provide our customers with the necessary resources to use our products safely and effectively.

Customers

We have a very broad and diverse customer base which primarily consists of three groups: eye care professionals, retailers and other customers. Eye care professionals include ophthalmologists, physicians, licensed opticians and optometrists. Retailers include mass merchandisers, grocery stores and pharmacies. Other customers include wholesalers, hospitals, ambulatory surgery centers, and governments. We believe that each of these channels is important to our business and we continue to seek opportunities for growth within each customer group.

Our products are sold and promoted through eye care professionals worldwide who represent our target customers and stakeholders. This group of professionals represents the largest stakeholder for contact lenses in the United States, certain European markets, Japan, as well as large stakeholders for many ophthalmic pharmaceutical products globally. Ophthalmic surgeons are the largest stakeholder globally for our surgical products.

Retailers and pharmacies are key channels for contact lenses in emerging markets such as China, Brazil, Russia, India, Turkey and Poland as well as lens care products globally. Pharmacies and retailers also represent the predominant points of sale for OTC and nutritional pharmaceutical products in many countries around the world.

Our largest customer, Cardinal Health represented approximately 6.5% of our net sales for the twelve months ended December 29, 2012. In the United States, we conduct business with all three of the large pharmaceutical distributors, Cardinal Health, McKesson and AmerisourceBergen. Globally, no one distributor contributed more than 7% of our net sales for 2012. Combined, our top five customers represented less than 22% of our net sales during 2012.

Manufacturing and Supply

We manufacture the significant majority of our products at 21 manufacturing facilities in nine countries worldwide, including the United States, Ireland, China, Germany, France and Italy, with the remainder of our production assigned to high quality third-party manufacturers. Our manufacturing facilities are generally organized based on product categories and tend to be specifically focused on manufacturing either pharmaceuticals, contact lenses, solutions or surgical devices due to the unique differences in regulatory requirements and technical skills required for the different product categories. Our manufacturing sites are clustered by business unit reporting and technology mapping. This organizational construct provides tight managerial control while permitting a strong focus on a limited set of technologies per business unit. We believe that our manufacturing facilities and relationships will support our potential capacity needs for the foreseeable future. In addition, we are making investments in our facility in Ireland, which manufactures our innovative and cost-effective contact lenses.

Our goal for manufacturing and supply is to deliver high quality products via reliable controls and robust processes. We are continuously working on improvement projects to optimize our manufacturing processes and reduce our product costs, resulting in better profitability and cash flow. Our strategic priorities include distinguishing Bausch + Lomb as a high quality producer, delivering service in excess of customer expectations, launching new products promptly and in full, achieving strategic and annual cost reductions, reducing manufacturing complexity, and designing a robust and competitive plant network.

As a result of our efforts, we are developing a better track record in quality compliance and a consistent record of performance in more efficient delivery and less wasteful production. Our manufacturing team has developed a strong partnership with our research and development team to design products that can be manufactured throughout a product’s life cycle. As one example of our continued process improvement, at the acquisition by our Principal Stockholders in 2007 our supply chain included more than 90 different change management systems. Our supply chain is now governed by one harmonized global quality management system with a single framework of compliance standards.

We use ten selected measures that together provide an overall indicator of quality performance at a manufacturing site. These measures, along with the constant review by senior leaders, provide a progressive force in quality performance improvement. Since 2010, when we began using performance indicators to measure quality, significant improvements have been made.

We use a diverse and broad range of raw materials in manufacturing our products. We purchase the materials and components for each of our product categories from a wide variety of suppliers. In order to manage any single-sourced suppliers we maintain sufficient inventory consistent with good practice and production lead-times. We believe that the loss of any one supplier would not adversely affect our business to a significant extent. To date, we have not experienced any significant difficulty in locating and obtaining the materials necessary to fulfill our production requirements.

Some of our products are provided by suppliers under a private label distribution agreement. Under these agreements, the supplier generally retains the intellectual property and exclusive manufacturing rights. The supplier private labels the products under the Bausch + Lomb brand for sale in certain fields of use and geographic territories. These agreements may be subject to minimum purchase or sales obligations. Our private label distribution agreements do not, individually or in the aggregate, represent a material portion of our business and we are not substantially dependent on them.

Our Facilities

We own and lease a number of important properties. Our headquarters and one of our manufacturing facilities are located in Rochester, New York. We also have U.S.-based manufacturing facilities in Irvine, California; Clearwater, Florida; Tampa, Florida; Wilmington, Massachusetts; St. Louis, Missouri; and Greenville, South Carolina. Outside the United States, our principal manufacturing facilities are in Argentina, Brazil, China, France, Germany, Ireland, Italy and the United Kingdom.

Our administrative, marketing, research/laboratory, distribution and warehousing facilities are located in various parts of the world. We consider our facilities suitable and adequate for the operations involved. Most of our facilities are being utilized to perform more than one operating function and, as such, may house the functions of multiple segments. We co-locate our research and development activities with our manufacturing at the plant level in a number of facilities, including our major plants for contact lenses, IOLs, surgical equipment and pharmaceutical products, resulting in significantly improved design, functionality, regulatory compliance and profitability of our products. Our scientists, engineers, quality control and manufacturing technicians work side-by-side in designing and manufacturing products that fit the needs and requirements of our customers, regulators and the business unit.

The value of our long-lived assets in the United States was $345.0 million in 2012, $330.9 million in 2011 and $313.2 million in 2010. The value of our long-lived assets internationally was $373.6 million in 2012, $358.3 million in 2011 and $350.7 million in 2010.

Below is a summary of our material facilities:

City	State / Country	Owned or Leased	Occupancy	Square Footage	Segment
Rochester	New York/USA	Owned	Office, R&D, Manufacturing	952,659	Vision Care
Greenville	South Carolina/USA	Owned	Manufacturing, Distribution	225,270	Vision Care
Waterford	Ireland	Owned	Manufacturing, R&D	337,513	Vision Care
St. Louis	Missouri/USA	Owned	Manufacturing, R&D	140,000	Surgical
Tampa	Florida/USA	Owned	Manufacturing, R&D	170,734	Pharmaceuticals

Intellectual Property

We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. Our policy is to vigorously protect, enforce and defend our rights to our intellectual property, as appropriate.

Patents and Licenses

We actively pursue technology development and acquisition as a means to enhance our competitive position. In the aggregate, our patents are of material importance to our business taken as a whole. However, no single patent or patent license or group of patent licenses relating to any particular product or process is material to any segment or to the business as a whole, except for our license agreement with Alcon related to the sale of our PureVision contact lens products. Our strategy is to develop patent portfolios in order to obtain market exclusivity for our products in our major markets. We may continue to derive commercial benefits from these products even when exclusivity has been lost.

As of March 12, 2013, we have filed over 3,750 patent applications, with over 940 applications claiming priority to such applications throughout the world and we held more than 2,815 patents issued throughout the world, over 550 of which are U.S. patents. Of our issued patents, approximately 48% will expire within the next 10 years and the remaining approximately 52% will expire thereafter. Within the next three years, the following number of U.S. patents held by us is set to expire: approximately 31 patents in the remainder of 2013, approximately 24 patents in 2014 and approximately 13 patents in 2015. The expiration of these patents is not expected to have a material adverse effect on our business. We currently have over 235 pending U.S. patent applications.

Although we believe our patents are valuable, we also believe that the knowledge, experience and creativity of our product development and marketing staff, as well as our trade secret information with respect to manufacturing processes, materials and product design, have been important factors in our ability to maintain our proprietary product lines. As a condition of employment, we generally require employees to execute a confidentiality agreement relating to proprietary information and assigning patent rights to us. We also rely upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who may have access to proprietary information. We may license technology from third parties as part of our efforts to develop new products or improve existing products.

We cannot assure you that our patents, trade secrets and proprietary know how will provide competitive advantages for our products, or that our competitors will not challenge or circumvent these rights.

Trademarks

The trademarks of Bausch + Lomb and its subsidiary companies are italicized throughout this prospectus and include, among others: Bausch & Lomb, Bausch + Lomb, Akreos, Alaway, Alrex, AMVISC, Artelac, Bepreve, Besivance, Biotrue, Boston, Bromday, Crystalens, enVista, Indocollyre, Liposic, Lotemax, Medalist, Millenium, Minims, Mioclear, Moisten, Ocuvite, Opcon-A, PreserVision, PureVision, renu, Sensitive Eyes, SofLens, SofPort, Stellaris, Storz, Technolas, VICTUS, Vidisic, Zylet and Zyoptix. All other brands or product names are trademarks of their respective owners. The Bausch + Lomb brand name is on most of our products.

Seasonality

Our net sales are generally higher in the second and fourth quarters of our fiscal year. This is due to a number of factors including the timing of consumer advertising and promotional activity, the spring and fall allergy seasons in the pharmaceuticals segment, and consumer and customer purchasing patterns associated with healthcare reimbursement programs.

Our Competition

The market for eye health products is intensely competitive—both across product categories and geographies. While the level of competition varies depending on the product category and geography, for all of our products we compete on the basis of product performance, quality, technology, price, service, warranty and reliability. One of the key factors to our future success will be our ability to continue introducing new products and improving existing products and technologies.

We face competition across business lines from large diversified pharmaceutical and medical device companies, such as Alcon, which competes across all of our business lines, as well as from AMO, Allergan, Inc., CooperVision and Vistakon, Inc., each of which compete across one or more of our business lines. Many of the companies developing or marketing competitive ophthalmic products are publicly traded or are divisions of publicly traded companies. In addition, we compete against mid-size and smaller, regional and entrepreneurial companies with fewer products in niche areas or regions.

Our competitors may develop and patent processes or products earlier than us, obtain regulatory clearance or approvals for competing products more rapidly than us and develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive. We also compete in recruiting and retaining qualified scientific and management personnel, as well as in acquiring products and product licenses complementary to our products or advantageous to our business. However, our sole focus on eye health with one of the most comprehensive portfolios in the industry enables us to reach a broader set of customers through coordinated delivery of solutions across the pharmaceutical, vision, and surgical product lines. Our major competitors include:

•	In the pharmaceuticals business unit: Allergan, Inc.; Merck & Co., Inc.; Novartis AG; Pfizer Inc.; Roche; Santen Incorporated; Senju Pharmaceutical Co. Ltd.; and Laboratoires Théa S.A.;

•	In the vision care business unit: AMO; Alcon; CooperVision; and Vistakon, Inc.; and

•	In the surgical business unit: Alcon and AMO.

Philanthropic Efforts

Bausch + Lomb is committed to good corporate citizenship and donates to organizations worldwide that support our mission of helping people see better so that they can live better. Through our grants and contributions program, we support research and engage in charitable giving with our customers and industry partners. We support eye health programs, science, engineering, healthcare and business education programs for elementary and secondary students, and community betterment in regions where we have major operations. The Bausch + Lomb Early Vision Institute, founded in 2010, focuses on children’s vision research, treatment, prevention and advocacy. Its first area of concentration, in partnership with Lions Clubs International, is pediatric cataracts, a debilitating condition in newborns that clouds the eye’s natural lens and that, if left untreated, quickly becomes a critical cause of childhood vision loss and blindness.

Insurance

We maintain property insurance and general, commercial and product liability policies in amounts we consider adequate and customary for a business of our kind. However, because of the nature of our business, we cannot assure you that we will be able to maintain insurance on a commercially reasonably basis or at all, or that any future claims will not exceed our insurance coverage.

Government Regulation

Both before and after approval or clearance, our products and product candidates are subject to extensive regulation. These regulations govern, among other things, the following activities in which we and our contract manufacturers, contract testing laboratories and suppliers are involved: product development; product testing; product manufacturing; product labeling; product safety; product storage; product market clearance or approval; product advertising and promotion; product import and export; and product sales and distribution.

In most cases, significant resources must be spent to bring a new product to market in compliance with these regulations. The regulation of pharmaceutical products and medical devices, both in the United States and in other markets, has historically been subject to change. Failure to comply with these regulations could result in, among other things, warning letters, civil penalties, delays in approving or refusal to approve a product candidate, product recall, product seizure, interruption of production, operating restrictions, suspension or withdrawal of product approval, injunctions or criminal prosecution.

FDA Approval of Pharmaceuticals

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and other national statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement of profits or civil or criminal penalties.

The process required by the FDA before an innovative drug may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice (“GLP”) regulations;

•	Submission to the FDA of an investigational new drug application (an “IND”), which must become effective before human clinical trials may begin;

•	Approval by an independent institutional review board (an “IRB”) at each clinical site before each trial may be initiated;

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Performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, (“GCP”) to establish the safety and efficacy of the proposed drug product for each indication;

•	Submission to the FDA of a new drug application (an “NDA”);

•	Satisfactory completion of an FDA advisory committee review, if applicable;

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices (“cGMP”) requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical Trials. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials. Clinical trials involve the administration of the IND to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3: The drug is administered to an expanded patient population in adequate and well-controlled clinical trials to generate sufficient data to confirm statistically the efficacy and safety of the product for approval, to establish the overall risk/benefit profile of the product and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval. Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, currently $1.95 million for NDAs requiring clinical data, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $98,000 per product and $526,000 per establishment. These fees are typically increased annually.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission before accepting them for filing to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review of NDAs. Most such applications for non-priority products are reviewed within twelve months, and most applications for priority review products, that is, drugs that the FDA determines represent a significant improvement over existing therapy, are reviewed in six months. The review process may be extended by the FDA for three additional months to consider certain information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drugs that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP and integrity of the clinical data submitted.

The testing and approval process requires substantial time, effort and financial resources, and each may take many years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to develop our product candidates and secure necessary governmental approvals, which could delay or preclude us from marketing our products.

After the FDA’s evaluation of the NDA and inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. Even if the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

The FDA imposes a number of complex regulatory requirements on entities that advertise and promote pharmaceuticals, including, but not limited to, standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities including internet marketing. Drugs can only be marketed for approved indications and in accordance with the labeling approved by the FDA. Failure to comply with these regulations can result in penalties, including the issuance of warning letters directing a company to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and federal and state civil and criminal investigations and prosecutions. The FDA does not, however, regulate the behavior of physicians in their practice of medicine and choice of treatment. Physicians may prescribe (although manufacturers are not permitted to promote) legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties.

We are also subject to various laws and regulations regarding laboratory practices, the housing, care and experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA and the DOJ have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay our operations and issue approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect upon us.

International Regulation of Pharmaceuticals

Internationally, the regulation of drugs is also complex. In Europe, our products are subject to extensive regulatory requirements. As in the United States, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by the European Medicines Agency (“EMA”) and national Ministries of Health. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting adverse events to the competent authorities, including agreements between regulatory authorities such as the FDA and EMA, regarding the sharing of safety information. The EU procedures for the authorization of medicinal products are intended to improve the efficiency of operation of both the mutual recognition and centralized procedures to license medicines. Similar rules and regulations exist in all countries around the world. Additionally, new rules have been introduced or are under discussion in several areas, including the harmonization of clinical research laws and the laws relating to orphan drugs and orphan indications. Outside the United States, reimbursement pricing is typically regulated by government agencies.

FDA Approval or Clearance of Medical Devices

In the United States, medical devices are subject to varying degrees of regulatory control and are classified into one of three classes depending on risk and the extent of controls the FDA determines are necessary to reasonably ensure their safety and efficacy. These classifications generally require the following:

•	Class I: general controls, such as labeling and adherence to quality system regulations (“QSRs”);

•	Class II: general controls, premarket notification (510(k)) and special controls such as performance standards, patient registries and postmarket surveillance; and

•	Class III: general controls and approval of a PMA.

Most of our new products fall into FDA classifications that require the submission of a Premarket Notification (510(k)) or PMA application to the FDA. In the 510(k) process, the FDA reviews a premarket notification and determines whether a proposed device is “substantially equivalent” to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for the submission of PMA applications, referred to as a predicate device. In making this determination, the FDA compares the proposed device to the predicate device. If the two devices are comparable in intended use and safety and effectiveness, the device may be cleared for marketing. A 510(k) submission generally includes, among other things, a description of the device and its manufacturing, device labeling, medical devices to which the device is substantially equivalent, safety and biocompatibility information and the results of performance testing. In some cases, a 510(k) submission must include data from human clinical studies. Marketing may commence only when the FDA issues a clearance letter finding the proposed device to be substantially equivalent to the predicate. After a device receives 510(k) clearance, any product modification or series of modifications that could significantly affect the safety or effectiveness of the product, or that would constitute a significant change in intended use, requires a new 510(k) clearance or, if the device would no longer be substantially equivalent, would require a PMA. If the FDA determines that the product does not qualify for 510(k) clearance, then the company must submit and the FDA must approve a PMA before marketing can begin.

In the PMA process, the FDA reviews the application to determine if the data supports a reasonable assurance of the safety and effectiveness of the device for its intended use. For these devices, classified as Class III, the FDA has implemented stringent pre-clinical, clinical investigation and PMA data requirements. The PMA process would require us to provide clinical and laboratory data that establishes that the new medical device is safe and effective for its intended use. Information about the device design and development including its components, device risk mitigation, design validation, process design and manufacturing validations, labeling, and other QSR requirements are among the information that must be included in the PMA. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with QSR requirements, which govern development, testing, control, documentation and other aspects of quality assurance with respect to design, manufacture, control and post market evaluation of devices. The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The PMA can include post-approval conditions such as periodic reporting requirements, and post-market surveillance reporting. The FDA may also apply unique conditions including, among other things, restrictions on labeling, promotion, sale and distribution, or requirements for post approval clinical studies. Even after approval of a PMA, a new PMA or PMA supplement is required to authorize certain modifications to the device, its labeling or its manufacturing process.

All of our devices marketed in the United States have been listed, cleared or approved by the FDA. Some low-risk medical devices (including most instruments) do not require FDA review and approval or clearance prior to commercial distribution, but are subject to FDA regulations and must be listed with the FDA. All facilities used for the manufacture or distribution of devices in the United States must be registered with the FDA. The FDA has the authority to: halt the distribution of certain medical devices; detain or seize adulterated or misbranded medical devices; or order the repair, replacement of or refund the costs of such devices. There are also requirements of state, local and other national governments that we must comply with in the manufacture and marketing of our products. For example, some jurisdictions require compliance with the Adva Med Code of Ethics on Interactions with Health Care Professionals or its equivalent. Laws and regulations and the interpretation of those laws and regulations may change in the future. We cannot foresee what effect, if any, such changes may have on us.

Clinical Trials. One or more clinical trials are almost always required to support an original PMA application and are sometimes required to support a PMA supplement or a 510(k) submission. Clinical trials of unapproved or uncleared medical devices or devices being studied for uses for which they are not approved or cleared (investigational devices) must be conducted in compliance with FDA requirements. If an investigational device could pose a significant risk to patients, the sponsor company must submit an application for an investigational device exemption (an “IDE”) to the FDA prior to initiation of the clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The FDA typically provides a response to the company 30 days after receipt by the FDA. In addition to FDA approval of the significant risk study, an IRB must also grant approval before the clinical investigation may begin. Clinical trials of investigational devices that do not represent significant risk may begin after an IRB has approved the study as a non-significant risk study.

During the clinical trial, the sponsor must comply with the FDA’s IDE requirements including, for example, investigator selection, financial disclosure, training, trial monitoring, adverse event reporting and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and trial protocol, control the disposition of investigational devices and comply with reporting and recordkeeping requirements. We, the FDA or the IRB responsible for each institution at which a clinical trial is being conducted may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable risk. During the approval or clearance process, the FDA may inspect company or investigator records relating to the conduct of the trial(s) supporting the application.

Post-Market Regulation. After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include: the QSR regulation, which governs, among other things, how manufacturers design, test, manufacture, exercise quality control over and document the facilities, materials, methods, processes and controls used in the manufacturing of their products; labeling and claims regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and the Medical Device Reporting regulation, which requires reporting to the FDA certain adverse experiences associated with use of the product. We continue to be subject to inspection by the FDA to determine our compliance with regulatory requirements, as do our contract manufacturers and contract testing laboratories.

International Regulation of Medical Devices

We are subject to regulations and product registration requirements in many other countries in which we may sell our products, including in the areas of: design, development, manufacturing and testing; product standards; product safety; marketing, sales and distribution; packaging and storage requirements; labeling requirements; content and language of instructions for use; clinical trials; record keeping procedures; advertising and promotion; recalls and field corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; import and export restrictions; and tariff regulations, duties and tax requirements.

The time required to obtain marketing approval required by other countries may be longer or shorter than that required for FDA approval or clearance, and requirements for licensing a product in another country may differ significantly from FDA requirements.

In many of the other countries in which we market our products, we are subject to local regulations affecting, among other things, design and product standards, packaging requirements and labeling requirements. Many of the regulations applicable to our devices and products in these countries are similar to those of the FDA.

In the European Economic Area (the “EEA”), our devices are required to comply with the essential requirements of the EU Medical Devices Directives (Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended). Compliance with these requirements entitles us to affix the CE conformity mark to our medical devices, without which they cannot be commercialized in the EEA. In order to demonstrate compliance with the essential requirements and obtain the right to affix the CE conformity mark we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directives, a conformity assessment procedure requires the intervention of a “Notified Body,” which is an organization accredited by a Member State of the EEA to conduct conformity assessments. The Notified Body would typically audit and examine the quality system for the manufacture, design and final inspection of our devices before issuing a certification demonstrating compliance with the Quality System Standard (EN ISO 13485). The company would generate a regulatory file (Technical File or Design Dossier) to demonstrate conformity to the applicable EN ISO product and process standards for the device, including assessment against the essential requirements and an EC Declaration of Conformity. The regulatory file would typically be assessed by the Notified Body to verify compliance with the essential requirements for the device. Based on the input from the Notified Body concurring with our assessment of conformity, we affix the CE mark to our products.

U.S. Anti-Kickback and False Claims Law

In the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws are potentially applicable to manufacturers of products regulated by the FDA, such as us, and hospitals, physicians and other potential purchasers of such products.

In particular, the federal Anti-Kickback Law prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including, for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. In addition, the recently enacted PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claim statutes. The lack of uniform interpretation of the Anti-Kickback Law makes compliance with the law difficult. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from participation in federal healthcare programs.

Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July of 1991, which the Department has referred to as “safe harbors.” These safe harbor regulations set forth certain provisions which, if met in form and substance, will assure medical device and pharmaceutical manufacturers, healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Our arrangements with physicians, hospitals and other persons or entities who are in a position to refer may not fully meet the stringent criteria specified in the various safe harbors. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. Even though we continuously strive to comply with the requirements of the Anti-Kickback Law, liability under the Anti-Kickback Law may still arise because of the intentions or actions of the parties with whom we do business, including our independent distributors. While we are not aware of any such intentions or actions, we have only limited knowledge regarding the intentions or actions underlying those arrangements. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities.

Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payers for reimbursement, claims that are false or fraudulent, or that are for items or services that were not provided as claimed. Although our business is structured to comply with these and other applicable laws, it is possible that some of our business practices in the future could be subject to scrutiny and challenge by federal or state enforcement officials under these laws. This type of challenge could have a material adverse effect on our business, financial condition and results of operations.

Third-Party Coverage and Reimbursement

We anticipate that sales volumes and prices of our products will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include governmental programs such as Medicare and Medicaid, private insurance plans and workers’ compensation plans. These third-party payers may deny coverage or reimbursement for a product or therapy if they determine that the product or therapy was not medically appropriate or necessary. The third-party payers may place limitations on the types of physicians that can perform specific types of procedures. Also, third-party payers are increasingly challenging the prices charged for medical products and services. Some third-party payers must approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payers.

CMS, the agency responsible for administering the Medicare program, sets coverage and reimbursement policies for the Medicare program in the United States. CMS policies may alter coverage and payment related to our product portfolio in the future. These changes may occur as the result of national coverage determinations issued by CMS or as the result of local coverage determinations by contractors under contract with CMS to review and make coverage and payment decisions. Medicaid programs are funded by both federal and state governments, may vary from state to state and from year to year and will likely play an even larger role in healthcare funding pursuant to the PPACA. Legislation passed in recent years has imposed certain changes to the way in which pharmaceuticals, including our products, are covered and reimbursed in the United States. For instance, federal legislation and regulations have created a voluntary prescription drug benefit, Medicare Part D, and have imposed significant revisions to the Medicaid Drug Rebate Program. The PPACA imposes yet additional changes to these programs.

The Sunshine Act was enacted in 2010 as part of the PPACA. The Sunshine Act requires manufacturers of pharmaceuticals and medical devices to annually report certain payments and other transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members. The CMS published its final rule implementing the Sunshine Act on February 8, 2013. The rule requires applicable manufacturers to begin collecting data required to be reported beginning on August 1, 2013 and to begin reporting such data on March 31, 2014. The CMS final rule includes a number of changes to its proposed rule published in December 2011. Although the Sunshine Act includes a provision pre-empting state laws which require the reporting of similar information, the extent of any such pre-emption and the impact of the Sunshine Act, as implemented by CMS, on these state laws is unclear.

A key component in ensuring whether the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a Current Procedural Terminology (a “CPT”) code. To receive payment, healthcare practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. If the CPT codes that apply to the procedures performed using our products are changed, reimbursement for performances of these procedures may be adversely affected.

In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, requiring second opinions prior to major surgery, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost-effective methods of delivering healthcare. There can be no assurance that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation or reimbursement policies of third-party payers will not adversely affect the demand for our products or our ability to sell these products on a profitable basis.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. For example, price reductions and rebates have recently been mandated in several European countries, principally Germany, Italy, Spain, the United Kingdom, Turkey and Greece, and certain products are also no longer eligible for reimbursement in France, Italy and Germany. There can be no assurance that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payers, that an adequate level of reimbursement will be available or that the third-party payers’ reimbursement policies will not adversely affect our ability to sell our products profitably.

There is also growing political pressure to allow the importation of pharmaceutical products from outside the United States. Reimbursement restrictions or other price reductions or controls or imports of pharmaceutical products from outside of the United States could materially and adversely affect our revenues and financial condition. Reference pricing is used in several markets around the world to reduce prices. Furthermore, parallel trade within the EU, whereby products flow from relatively low-priced to high-priced markets, has been increasing. We cannot predict the likelihood or pace of any significant future regulatory or legislative action in the pharmaceuticals segment, nor can we predict whether or in what form healthcare legislation being formulated by various governments in this area will be passed. Initiatives could subject coverage and reimbursement rates to change at any time. We cannot predict with precision what effect such governmental measures would have if they were ultimately enacted into law. However, in general, we believe that such legislative activity will likely continue.

Environment

Our facilities and operations are subject to country/federal, state and local environmental and occupational health and safety requirements of the United States and non-U.S. countries, including those relating to discharges of substances into the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by known pollutants. We believe we are in compliance in all material respects with applicable environmental laws and regulations. While we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental protection and waste disposal, existing legislation and regulations have had no material adverse effect on our capital expenditures, earnings or competitive position. Capital expenditures for property, facility operations and equipment for environmental control facilities were not material during the first two months of 2013, and we have no plans to invest in material capital expenditures for environmental control facilities for the remainder of 2013 or for 2014. Although we are presently involved in remedial and investigatory activities at certain locations in which we have been named a responsible party, we do not expect such activities to have a material adverse effect on our results of operations or financial position. However, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant, unforeseen expenditures.

Employee Relations

As of December 29, 2012, we employed approximately 11,200 people full time, excluding contractors, including approximately 5,000 in manufacturing and operations, 762 in research and development and the remaining in sales, marketing and related administrative support. Of our approximately 11,200 worldwide employees, approximately 4,000 employees were located in the United States and approximately 7,000 employees were located outside of the United States, primarily throughout Europe, the Middle East and Asia/Pacific regions. In general, we believe our employee relations to be very good. Less than 5% of our U.S. employees (mainly in our surgical products manufacturing facilities) are represented by unions.

Legal Proceedings

We have been involved as a party in a number of material legal proceedings or investigations, including governmental investigations, tax litigation, product liability litigation, including lawsuits related to the MoistureLoc recall initiated in 2006, and breach of contract disputes. We intend to vigorously defend ourselves in all of these matters. At this time, and except as is noted below, we are unable to predict the outcome of, and cannot reasonably estimate the impact of, any pending litigation matters, matters concerning allegations of non-compliance with laws or regulations and matters concerning other allegations of other improprieties.

ISTA Investigation

In April 2008, ISTA received a series of Grand Jury Subpoenas from the office of the United States Attorney for the Western District of New York requesting information relating primarily to ISTA’s marketing and promotion of Xibrom. In October 2011, ISTA, and some of its officers and current and former employees, received correspondence from the government identifying them as targets of an ongoing DOJ criminal investigation into ISTA’s marketing and promotional practices. Parallel civil DOJ investigations are currently ongoing, and these investigations are focused on potential violations of civil and/or criminal laws, including the Federal False Claims Act, the Food, Drug and Cosmetic Act and the Anti-Kickback Statute. In addition, there have been two related qui tam complaints brought against ISTA.

We had no involvement in the alleged events that are the focus of the government’s investigations, but on June 6, 2012, we acquired ISTA and have therefore assumed responsibility for the matter. Tolling agreements have been executed to allow cooperation and discussions regarding resolution. ISTA executed indemnification agreements with each of the individuals under investigation, and each of these individuals has executed a corresponding undertaking agreement. We may have to incur significant legal fees and/or pay or incur substantial fines or penalties in connection with the ongoing investigation and/or resultant litigation against ISTA and/or these individuals. We are cooperating fully with the government’s investigations and discussions to resolve potential civil and criminal claims arising from this matter are underway. The liabilities assumed in connection with the acquisition of ISTA include an estimated fair value of the loss contingency of $35.0 million included in accrued liabilities on our balance sheets as of December 29, 2012. See further discussion in Note 2—Acquisitions and Licensing Agreements in our accompanying Notes to Financial Statements.

MoistureLoc Product Liability Lawsuits

As of March 5, 2013, we have been served or are aware that we have been named as a defendant in approximately 324 currently active product liability lawsuits (some with multiple plaintiffs) pending in a New York State consolidated proceeding described below as well as certain other U.S. state courts on behalf of individuals who claim they suffered personal injury as a result of using a contact lens solution with MoistureLoc, one of our vision care products. We have also received a small number of unfiled claims of injury which are not included within totals for currently active lawsuits.

Two consolidated cases were established to handle MoistureLoc claims. First, on August 14, 2006, the Federal Judicial Panel on Multidistrict Litigation created a coordinated proceeding in the Federal District Court for the District of South Carolina. Second, on January 2, 2007, the New York State Litigation Coordinating Panel ordered the consolidation of cases filed in New York State, and assigned the coordination responsibilities to the Supreme Court of the State of New York, New York County. There are approximately 320 currently active non-fusarium cases pending in the New York consolidated proceeding.

On July 15, 2009, the New York State Supreme Court overseeing the New York consolidated proceeding granted our motion to exclude plaintiffs’ general causation testimony with regard to non-fusarium infections, which effectively excluded plaintiffs from testifying that MoistureLoc caused non-fusarium infections. On September 15, 2011, the New York State Appellate Division, First Department, affirmed this ruling, and, on February 7, 2012, the New York Court of Appeals denied plaintiffs’ additional appeal. Plaintiffs have subsequently filed a motion to renew the trial court’s ruling and we have cross-filed a motion for summary judgment to dismiss all remaining claims. A ruling on that motion is expected by the end of March 2013.

All matters under jurisdiction of the coordinated proceedings in the Federal District Court for the District of South Carolina have been dismissed, including individual actions for personal injury and a class action purporting to represent a class of consumers who suffered economic claims as a result of purchasing a contact lens solution with MoistureLoc.

As of March 5, 2013, we have settled approximately 628 cases in connection with MoistureLoc product liability suits. All U.S. based fusarium claims have now been resolved and less than five fusarium claims involving claimants outside of the United States remain pending. Based on this settlement experience, our consolidated balance sheets include an additional liability and a corresponding insurance recovery asset, which were less than 1% of our total current liabilities as of December 29, 2012 and December 31, 2011.

The insurance recovery asset has been recorded following an assessment of (1) our available product liability insurance coverage, (2) reservations of rights raised by the carriers under such policies, (3) experience to date in working with insurance carriers in the resolution and payment of claims and (4) third-party assessments as to the solvency of such carriers and their ability to support payment of claims against the underlying policies. We could in future periods incur judgments or enter into settlements that individually or in the aggregate could have a material adverse effect on our results of operations and financial condition in any such period.

Material Tax Litigation

In 1993, we formed a partnership, Wilmington Partners, L.P. (“Wilmington Partners”), to raise additional financing. Several of our subsidiaries contributed various assets in exchange for partnership interests. The contributed assets included a $550 million note (the “Contributed Note”). We determined that the Contributed Note had a tax basis of $550 million upon contribution and therefore that the subsidiary that contributed the Contributed Note had a tax basis of $550 million in its partnership interest in Wilmington Partners.

In June 1999, following a downgrade in our credit rating, we completed a series of restructuring transactions with respect to our interests in Wilmington Partners. In one of those transactions, the subsidiary that had contributed the Contributed Note sold a portion of its partnership interest to an outside investor. This sale generated a long-term capital loss of approximately $348 million that we applied in 1999, carried back to 1998 and carried forward to the years 2001 through 2004. The amount of this loss depends in part on the contributing partner’s tax basis in the Contributed Note at the time of its contribution to Wilmington Partners. After the completion of the restructuring transactions, Wilmington Partners sold all of the assets of one of its operating businesses to an outside party. Wilmington Partners reported both gains and losses on the sale of the business assets. The amounts of gain and loss recognized on this sale depend on the initial tax basis of the Contributed Note and the tax consequences of the subsequent restructurings.

The transactions noted above have been the subject of multiple IRS reviews, starting in 1996. On December 4, 1996, the IRS initiated an audit of Wilmington Partners’s 1993 taxable year, the year in which Wilmington Partners was formed. That audit was completed with a letter dated March 23, 2000, in which the IRS stated that it would make no adjustments to Wilmington Partners’s tax return for the 1993 taxable year.

On May 12, 2006, the IRS issued a Notice of Final Partnership Administrative Adjustment (“FPAA”) to Wilmington Partners for its two taxable periods that ended during 1999. The IRS asserted that the contributing partner’s tax basis in the Contributed Note at the time of its contribution to Wilmington Partners (and therefore that Wilmington Partners’s initial tax basis in the Contributed Note) was $0, not $550 million. The adjustment affected the amount of gain recognized by Wilmington Partners in 1999 with respect to the sale of the operating business discussed above.

The IRS further asserted that the adjustment to the initial tax basis in the Contributed Note resulted in the disallowance of the long-term capital loss of approximately $348 million that we reported on the sale of the Wilmington Partners partnership interest. The IRS sought to assess additional tax for our 1999 taxable year resulting from the sale of our Wilmington Partners partnership interest and disallowed the losses related to that sale that we had carried back to our 1998 taxable year and carried forward to our taxable years 2001 through 2004; the IRS also made related adjustments to our 2000 and 2005 tax years.

We challenged the FPAA and the IRS’s proposed assessments and adjustments on various grounds in the Tax Court, including the ground that the applicable statute of limitations had expired for the years 1998, 1999 and 2000. On April 30, 2008, the Tax Court issued an Order and Decision stating that the applicable statute of limitations for those years had indeed expired, thereby foreclosing the assessment of any tax in those years resulting from the FPAA adjustments. As discussed further below, this ruling is now supported by a U.S. Supreme Court opinion in an unrelated case. In the same Order and Decision, the Tax Court ruled that no tax resulting from the FPAA adjustments could be assessed in 2001 through 2004. As discussed further below, this latter ruling is now subject to further proceedings.

The IRS appealed the Order and Decision to the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”). On April 25, 2012, prior to any decision by the Second Circuit in our case, the U.S. Supreme Court released its opinion in a different case, United States v. Home Concrete & Supply, LLC. In Home Concrete, which presented a substantially similar statute of limitations issue as in the Wilmington Partners matter, the Supreme Court rejected the IRS’s statute of limitations argument. Therefore, as a result of Home Concrete, the IRS sought to withdraw its appeal of the Tax Court’s decision in our case with respect to the years 1998, 1999 and 2000.

The IRS did not, however, seek to withdraw its appeal with respect to our 2001 through 2004 tax years, arguing that although it could not assess taxes for years prior to 2001, it could make adjustments in those prior years that would affect losses carried forward to the 2001 through 2004 tax years. The total assessments now at issue are limited to those losses carried forward to the years 2001 through 2004 and related assessments to our 2005 tax year.

On September 10, 2012, the Second Circuit affirmed the Tax Court’s holding with respect to 1998, 1999 and 2000. It remanded the Wilmington Partners case to the Tax Court with instructions that the Tax Court clarify the grounds for its holding with respect to 2001 through 2004. We believe that the arguments we have presented and the Tax Court’s prior ruling justify disallowing the adjustments in the FPAA for years 2001 through 2004, but we cannot be certain of the outcome of the further proceedings on these adjustments. On March 8, 2013, the Tax Court issued an Order encouraging the parties to settle the case. We expect to engage in settlement discussions with the IRS soon.

We have not made any financial provision for the asserted additional taxes, penalties or interest as we believe the related tax benefits have met the recognition and full measurement threshold as outlined under FASB ASC Subtopic 740-10-25, Income Taxes – Overall Recognition. If the Tax Court were to rule against us (and all of our appeals were unsuccessful), we believe that the maximum actual cash payment we would be required to make to the IRS would be $36 million ($26 million in tax and $10 million in penalties), plus interest. The amount of gross interest that we will owe is uncertain but as of March 31, 2013 we estimate that it is approximately 55% of the total tax and penalties; interest will continue to accrue pending resolution of the described proceedings. Any settlement with the IRS may result in an actual cash payment to the IRS, the amount of which will depend on the terms of that settlement.

Any final resolution of Wilmington Partners’s FPAA proceeding may result in related adjustments to the tax liability of our subsidiaries that are or were partners in Wilmington Partners.

We cannot be certain of the outcome of any of these proceedings or the terms of any settlement. Therefore any final determination or settlement of the issues discussed above could have a material adverse effect on our business, prospects, financial condition and results of operations.

Subpoenas from the New York Office of Inspector General for the U.S. Department of Health and Human Services

On June 29, 2011, we received a subpoena from the New York Office of Inspector General for the U.S. Department of Health and Human Services regarding payments and communications between us and medical professionals related to our pharmaceutical products Lotemax and Besivance. The government has indicated that the subpoena was issued in connection with a civil investigation, and we are cooperating fully with the government’s investigation. We believe we have complied with all relevant laws and have produced certain documents in response to the subpoena. We have been made aware that one former employee was interviewed in March 2012 by the government. We have heard of no additional activity at this time, and whether the government’s investigation is ongoing or will result in further requests for information is unknown. We will continue to work with the U.S. Attorney’s Office regarding the scope of the subpoena and any additional specific information that may be requested. Our liability in this matter, if any, is unknown.

Rembrandt Arbitration

In October 2007, we entered into a Master Agreement with Rembrandt in settlement of a prior patent infringement litigation in which Rembrandt had alleged that our PureVision contact lenses, and certain CIBA Vision Corporation products, had infringed a Rembrandt patent. In March 2009, Rembrandt terminated the Master Agreement and subsequently filed a demand for arbitration, alleging a breach of its terms. An arbitration panel issued a decision on January 6, 2011, finding that we breached or potentially breached certain terms of the Master Agreement.

A partial final award was rendered on July 31, 2012 in the amount of $62 million, plus $10 million of interest expense. In December 2012, the matter was settled for $69 million, representing $59 million of damages and $10 million of interest. The settlement was included in accrued liabilities on our balance sheets as of December 29, 2012 and was paid in January 2013.

General Litigation Statement

From time to time, we are engaged in, or are the subject of, various lawsuits, claims, investigations and proceedings, including product liability, patent, trademark, commercial and other matters, in the ordinary course of business. In addition to pending litigation matters, we may from time to time learn of alleged non-compliance with laws or regulations or other improprieties through compliance hotlines, communications by employees, former employees or other third parties, as a result of our internal audit procedures, or otherwise.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of individuals who currently serve as the directors and executive officers of Bausch & Lomb Holdings Incorporated. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Brent L. Saunders	43	Chief Executive Officer (“CEO”) and Director
Robert Bertolini	51	President and Chief Financial Officer (“CFO”)
A. Robert. D. Bailey	49	Executive Vice President, General Counsel, and Secretary
John R. Barr	56	Executive Vice President, President, Global Surgical
Alan H. Farnsworth	60	Executive Vice President, Chief Information Officer, Global Customer Service and Information Technology
Mariano García-Valiño	46	Executive Vice President, President Latin America
Michael D. Gowen	64	Executive Vice President, Global Quality and Operations
Brian J. Harris	56	Executive Vice President, Finance
Rick A. Heinick	47	Executive Vice President, Chief Human Resources Officer
Sheila A. Hopkins	57	Executive Vice President, President, Global Vision Care
Calvin W. Roberts, M.D.	60	Executive Vice President, Chief Medical Officer
Susan A. Roberts	50	Executive Vice President, Chief Compliance Officer
Rodney W. Unsworth	69	Executive Vice President, President Asia Pacific
Charl van Zyl	46	Executive Vice President, Commercial Leader EMEA
Daniel M. Wechsler	45	Executive Vice President, President, Global Pharmaceuticals
Fred Hassan	67	Chairman and Director
Sean D. Carney	44	Director
D. Scott Mackesy	45	Director
Richard F. Wallman	61	Director
Elizabeth H. Weatherman	53	Director

Brent L. Saunders was appointed to our board in March 2010. He has served as our CEO since 2010, and from 2010 to February 2013, he also served as our President. From November 2003 to December 2009, Mr. Saunders was Senior Vice-President, Global Compliance and Business Practices, and subsequently Senior Vice-President, Consumer Health Care at Schering-Plough Corporation. Before joining Schering-Plough, Mr. Saunders was a partner and co-head of the Life Science Advisory practice at PricewaterhouseCoopers LLP. Prior to that, he was chief compliance officer at Coventry Health Care and senior vice president, Compliance, Legal and Regulatory at Home Care Corporation of America. Mr. Saunders began his career as chief compliance officer for the Thomas Jefferson University Health System. Mr. Saunders serves on the Board of Directors of Forest Laboratories, Inc. Mr. Saunders earned his M.B.A. from Temple University School of Business, his J.D. from Temple University School of Law and his bachelor’s degree from the University of Pittsburgh. Mr. Saunders has significant healthcare industry expertise and has led various business transformations and integrations. He has extensive knowledge of compliance, risk assessment, strategy and business development and extensive experience as an officer and director of public companies in the healthcare and pharmaceuticals industry. In addition, Mr. Saunders provides the board with a management perspective on Bausch + Lomb, including as it relates to our strategic opportunities and challenges. We believe he is qualified to serve on our board.

Robert Bertolini is our President and CFO and has served in such capacity since February 2013. Beginning in 2003, Mr. Bertolini served as executive vice president and chief financial officer at Schering-Plough Corporation until its merger with Merck & Co. in 2009. Mr. Bertolini earned his B.A. in economics at

Rutgers, the State University of New Jersey, and is a Certified Public Accountant. He is a current director of Charles River Laboratories International, Inc. and Actelion Pharmaceuticals, a biopharmaceutical company based in Switzerland.

A. Robert D. Bailey is our Executive Vice President, General Counsel, and Secretary and has served in such capacity since 2007. Mr. Bailey holds a J.D. degree from the University of Minnesota and a B.A. from St. Olaf College.

John R. Barr is our Executive Vice President and President, Global Surgical, and has served in such capacity since May 2012. From 2010 to 2011, Mr. Barr was president of AGA Medical Corporation, and from 2008 to 2010 he was president and chief executive officer. Mr. Barr is a graduate of the J. L. Kellogg Graduate School of Management-Northwestern University where he earned his Master’s degree in accounting and economics. He earned his undergraduate degree in bioengineering from the University of Pennsylvania.

Alan H. Farnsworth is our Executive Vice President and Chief Information Officer, Global Customer Service and Information Technology, and has served in such capacity since 2008. From 2000 to 2008 Mr. Farnsworth was corporate vice president and president, Pharmaceuticals/Europe and, from 2001, president-Europe, Middle East, and Africa region at Bausch + Lomb. Mr. Farnsworth holds a J.D. degree from Cornell University School of Law and a B.A. degree in political science from the University of Rochester.

Mariano García-Valiño is our Executive Vice President and President, Latin America, and has served in such capacity since October 2010. From 2009 to 2010, he was an operating partner with Advent International, a global private equity firm. From 2007 to 2009, Mr. García-Valiño served as a business unit head with Pfizer Global Pharmaceuticals. Mr. García-Valiño holds an M.B.A. from Harvard Business School and a degree in industrial engineering from Universidad de Buenos Aires.

Michael D. Gowen is our Executive Vice President, Global Quality and Operations, and has served in such capacity since 2008. From 2004 to 2008, Mr. Gowen was vice president of global operations and supply chain for the Johnson & Johnson Group of Consumer Companies. Mr. Gowen holds an M.B.A. from Temple University, a Master of Engineering degree in industrial engineering from Penn State University, a Master of Science degree in organizational dynamics from the University of Pennsylvania and a B.S. degree in industrial management from Villanova University.

Brian J. Harris is our Executive Vice President, Finance, and has served in such capacity since February 2013. From March 2009 to February 2013, Mr. Harris served as our CFO. From 2007 to 2009, Mr. Harris was president of the worldwide power transmission business of Gates Corporation—Tomkins plc. Mr. Harris earned his Bachelor of Accountancy from Glasgow University, and qualified as a Scottish Chartered Accountant.

Rick A. Heinick is our Executive Vice President and Chief Human Resources Officer and has served in such capacity since January 2011. From 1995 to 2010, Mr. Heinick served as a senior partner with Schaffer Consulting where he led transformations of companies in healthcare and other industries. Mr. Heinick holds a Masters of Management from McGill University and a Bachelor’s degree from Boston University.

Sheila A. Hopkins is our Executive Vice President and President, Global Vision Care, and has served in such capacity since September 2011. From January 2007 to August 2011, Ms. Hopkins was vice president, general manager, professional oral care at Colgate-Palmolive Company. Ms. Hopkins is a graduate of Wellesley College.

Calvin W. Roberts, M.D., is our Executive Vice President and Chief Medical Officer and has served in such capacity since March 2011. In 2003, Dr. Roberts became a founding director of Alimera Sciences, Inc., the specialty pharmaceuticals company and continues to serve on its board of directors. He is a clinical professor of ophthalmology at the Weill Medical College of Cornell University. Dr. Roberts is a graduate of the College of Physicians and Surgeons of Columbia University and Princeton University. He completed his internship and ophthalmology residency at Columbia Presbyterian Hospital and also completed cornea fellowships at Massachusetts Eye and Ear Infirmary and the Schepens Eye Research Institute.

Susan A. Roberts is our Executive Vice President and Chief Compliance Officer and has served in such capacity since 2008. From 2006 to 2008, she was our Vice President and Chief Compliance Officer. Ms. Roberts holds a J.D. degree from the Albany Law School of Union University and a Bachelor’s degree from Binghamton University.

Rodney W. Unsworth is our Executive Vice President and President, Asia Pacific, and has served in such capacity since July 2010. Prior to joining Bausch + Lomb. Mr. Unsworth served as president, Asia-Pacific, for Schering-Plough Corporation from 2004 until its merger with Merck & Co. in 2009. Mr. Unsworth holds a degree in pharmacy from the Victorian College of Pharmacy in Australia.

Charl van Zyl is our Executive Vice President and Commercial Leader, EMEA, and has served in such capacity since November 2010. Mr. van Zyl joined Bausch + Lomb in 2009, serving as vice president, EMEA, for the company’s Pharmaceuticals business. From 2007 to 2008, Mr. van Zyl was chief executive officer for the German biotechnology firm, Jado Technologies. Mr. van Zyl graduated from the University of Cape Town with M.B.A. and B.S. (medicine) Honours degrees.

Daniel M. Wechsler is our Executive Vice President and President, Global Pharmaceuticals, and has served in such capacity since September 2010. He was most recently head of U.S. strategy, commercial model innovation and business development for Merck & Co., a role to which he was appointed following the company’s acquisition of Schering-Plough Corporation in 2009. From 2005 to 2009, he was group vice president, global business operations and selling excellence, for Schering-Plough, and a member of the global management team. Mr. Wechsler holds a Master’s degree from the University of Rochester and a Bachelor’s degree from the State University of New York at Brockport.

Fred Hassan was elected Chairman of our board in March 2010. Mr. Hassan joined Warburg Pincus in 2011. Mr. Hassan is a board member of Time Warner, Novo Nordisk and Avon, where he became non-executive chairman on January 1, 2013. Mr. Hassan is the former chairman of the board and CEO of Schering-Plough Corporation. Prior to joining Schering-Plough in April 2003, he was chairman and chief executive officer of Pharmacia Corporation, a company that was formed in March 2000, as a result of the merger of Monsanto and Pharmacia & Upjohn. Mr. Hassan joined Pharmacia & Upjohn as chief executive officer in 1997. Previously, Mr. Hassan was executive vice president of Wyeth, formerly known as American Home Products, with responsibility for its pharmaceutical and medical products business. He was elected to Wyeth’s board of directors in 1995. Earlier in his career, he spent 17 years with Sandoz Pharmaceuticals (now Novartis) and headed its U.S. pharmaceuticals business. Mr. Hassan has chaired three significant pharmaceutical industry organizations—The Pharmaceutical Research and Manufacturers of America, The International Federation of Pharmaceutical Manufacturers Associations and the HealthCare Institute of New Jersey. He is also a member of The Business Council. Mr. Hassan received an M.B.A. from Harvard Business School and a B.S. degree in chemical engineering from the Imperial College of Science and Technology at the University of London. Mr. Hassan has extensive knowledge of finance, marketing, strategy and business development, extensive experience as an officer and director of public companies in the healthcare and pharmaceuticals industry and a deep familiarity with Bausch + Lomb, and we believe he is qualified to serve on our board.

Sean D. Carney was appointed to our board in October 2007. Mr. Carney joined Warburg Pincus in 1996 and focuses on investments in healthcare services and medical devices. Prior to joining Warburg Pincus, Mr. Carney was a consultant with McKinsey & Company. Mr. Carney is a director of Tornier N.V. as well as a number of privately held companies. He received an M.B.A. from Harvard Business School and an A.B. in economics from Harvard College. He has extensive knowledge of finance, strategy and business development, extensive experience as a director of public companies and a deep familiarity with Bausch + Lomb, and we believe he is qualified to serve on our board.

D. Scott Mackesy was appointed to our board in 2007. Mr. Mackesy joined Welsh, Carson, Anderson & Stowe in 1998. He is a general partner focusing on investments in the healthcare industry and is a member of the

WCAS Management Committee. Prior to joining WCAS, Mr. Mackesy was a senior research analyst at Morgan Stanley Dean Witter, where he was responsible for coverage of the healthcare services sector. Mr. Mackesy serves on the boards of directors of a number of private companies. Mr. Mackesy holds a B.B.A degree in finance from The College of William and Mary. He has extensive knowledge of finance, strategy and business development, valuable expertise in the healthcare industry and deep experience as a director of health-related companies, and we believe he is qualified to serve on our board.

Richard F. Wallman was appointed to our board in 2008. Mr. Wallman was senior vice president and chief financial officer of Honeywell International, Inc. from 1995 until his retirement in 2003. Prior to 1995, he was vice president and controller at IBM Corporation, and held leadership positions at Chrysler Corporation over the course of 14 years. He is a director of Charles River Laboratories International, Inc., Convergys Corporation, Dana Holding Corporation, Roper Industries Inc., Tornier N.V. and a number of private companies. Mr. Wallman holds an M.B.A. from the University of Chicago and a B.S. degree in electrical engineering from Vanderbilt University. He has extensive finance expertise and wide-ranging prior experience as a director, and we believe he is qualified to serve on our board.

Elizabeth H. Weatherman was appointed to our board in 2007. Ms. Weatherman joined Warburg Pincus in 1988 and leads the firm’s investment activities in the healthcare sector, an area in which she helped build the firm’s domain expertise. Ms. Weatherman is a director of Tornier N.V., Talon Therapeutics and a number of private companies. Ms. Weatherman holds an M.B.A. from the Stanford Graduate School of Business and received a B.A. in English from Mount Holyoke College. She has extensive medical device expertise, extensive experience as a director of public companies, and deep familiarity with Bausch + Lomb, and we believe she is qualified to serve on our board.

Board of Directors

Our board of directors consists of six members. Our By-Laws provide that our board shall consist of not less than one director nor more than 15 and that the number of directors may be increased or decreased by action of either a majority of the shareholders or the directors. No decrease may shorten the term of any director.

Our board of directors consists of one class. Directors who are elected at an annual meeting of shareholders shall hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Vacancies are filled by a vote of the remaining directors in office, and the person who is appointed to fill the vacancy holds office for the remainder of the term. Vacancies created by removal by stockholders are filled by the stockholders at the meeting held to remove the director(s). In the interim between annual meetings of shareholders or of special meetings of shareholders called for the election of directors, newly created directorships and any vacancies in the board of directors may be filled by the vote of the remaining directors then in office, although less than a quorum exists.

Our Shareholders’ Agreement provides that, for so long as the Shareholders’ Agreement is in effect, we and the Principal Stockholders are required to take all actions reasonably necessary, subject to applicable regulatory and stock exchange listing requirements (including director independence requirements), to cause the membership of the board and any committees of the board to be consistent with the terms of the agreement.

In accordance with the Shareholders’ Agreement, Warburg Pincus has designated Mr. Carney and Ms. Weatherman to our board of directors and WCAS has designated Mr. Mackesy to our board of directors.

Our Certificate of Incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock (i.e., our Principal Stockholders) can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors, subject to their rights under our Shareholders’ Agreement discussed in the previous paragraph.

Director Independence

Upon our initial public offering, we intend to have:

•	a majority of our board of directors consisting of independent directors as defined in the stock exchange rules;

•	an audit committee consisting of fully independent directors as defined in the stock exchange rules and Rule 10A-3 of the Exchange Act;

•	a nominating and corporate governance committee consisting of fully independent directors as defined in the stock exchange rules; and

•

a compensation committee consisting of fully independent directors as defined in the stock exchange rules and also satisfying the definitions of “non-employee” directors within the meaning of Rule 16b-3(b)(3) under the Exchange Act and “outside” directors within the meaning of Section 162(m)(4)(c)(i) of the Code.

Because Warburg Pincus will own a majority of our outstanding common stock following the completion of this offering, we will be a “controlled company” as that term is set forth in the stock exchange rules and we will be eligible to rely on certain corporate governance exemptions. Although we qualify as a “controlled company,” we do not expect to rely upon these exemptions. Under the stock exchange rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including: (1) the requirement that a majority of our board of directors consist of independent directors, (2) the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Even as a “controlled company,” we must comply with the rules applicable to audit committees set forth in the stock exchange rules.

In addition, although certain phase-in periods with respect to director independence will be available to us under the stock exchange rules, we do not expect to take advantage of such provisions. The phase-in periods allow us to have only one independent member on each of the audit committee, nominating and corporate governance committee and compensation committee upon the listing date of our common stock, a majority of independent members on each committee within 90 days of the listing date (or the effective date of the registration statement, in the case of the audit committee) and fully independent committees and a majority of independent directors on our board within one year of the listing date (or the effective date of the registration statement, in the case of the audit committee). The phase-in periods also allow us to have only one member comprise our audit committee by the listing date, two members comprise our audit committee within 90 days of the listing date and at least three members within one year of the listing date.

We have reviewed the independence of our current directors using the stock exchange independence standards and, based on this review, we have determined that all of our current directors, except for Mr. Saunders, are independent within the meaning of the stock exchange listing standards.

Committees of the Board of Directors

The board of directors has established three standing committees to assist it in carrying out its responsibilities: the audit committee, the nominating and corporate governance committee and the compensation committee. Each of the committees operates under its own written charter adopted by the board of directors. The membership and the function of each of the committees are described below.

Audit Committee

The audit committee will be responsible for, among other things:

•	appointing the independent auditor annually; monitoring the quality of the work of the independent auditor, monitoring their independence and replacing them as necessary in the sole judgment of the committee; pre-approving the audit plan (including services relating to internal controls over financial reporting), any proposed audit-related, tax and other services and pre-approving all related compensation; reviewing with the auditor the results of the annual audit; reviewing with the auditor any review of the quarterly financial statements that the committee may direct the auditor to perform;

•

approving the annual corporate audit services plan and budget; reviewing with the senior corporate audit services executive the results of the audit work at least annually and more frequently as provided in the policy for reporting financial accounting and auditing concerns, as approved by the committee; at least annually reviewing the performance of the corporate audit services team;

•	reviewing, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related party transactions;

•	reviewing and discussing with management and the independent auditor the annual audited financial statements and the adequacy of the internal controls over financial reporting;

•

discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any significant issues (material weaknesses or significant deficiencies as such terms are defined in the Sarbanes-Oxley Act) as to the adequacy of our accounting controls and any remediation used in connection with any such issues;

•	overseeing company policies and practices with respect to financial risk assessment and risk management;

•	preparing the Audit Committee Report approving our audited financial statements;

•	meeting separately and periodically with management and the independent auditor; and

•	regularly reporting its work to the board.

Upon our initial public offering, we intend to have a fully independent audit committee. Each director appointed to the audit committee will be determined to be financially literate by our board of directors and one director will serve as our audit committee financial expert.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for, among other things:

•	recommending to the board of directors principles of corporate governance applicable to our company;

•

reviewing the performance of our board of directors and making recommendations to the board of directors regarding the selection of candidates, qualification and competency requirements for service on the board of directors and the suitability of proposed nominees as directors;

•

overseeing the processes established by management regarding compliance with legal and regulatory requirements and ethical programs and policies as established by management and the board of directors, including without limitation, our Code of Business Conduct and Ethics, our compliance program and our regulatory and quality compliance initiatives; and overseeing management’s establishment of a process for reporting these matters to the audit committee, other board committees or the full board of directors as appropriate;

•	receiving regular reports from our general counsel regarding material legal disputes and matters in litigation;

•	reviewing and making recommendations to the board of directors regarding the size and structure of the board of directors and its committees;

•	determining the process for the annual self-assessments of the board of directors and its committees, overseeing the implementation and reporting back of the results;

•	reviewing and making recommendations to the board of directors regarding leadership and membership of committees of the board of directors;

•	developing and administering the process and criteria for selecting new directors and nominees for vacancies on the board of directors and candidates for board membership;

•

establishing a process for overseeing potential conflicts of interest between the company and directors and the company and members of management, and considering at least annually the independence of directors; and

•	regularly reporting its activities to the board.

Upon our initial public offering, we intend to have a fully independent nominating and corporate governance committee.

Compensation Committee

The compensation committee will be responsible for, among other things:

•	recommending to the board of directors the total compensation package of the CEO and determining the total compensation package of our other officers elected by the board of directors;

•	conducting the evaluation of the CEO for submission to the board of directors;

•	granting options under and otherwise administering our stock incentive plans and approving and administering any other compensation plan in which our officers participate;

•	reviewing succession planning for the CEO and senior executives, and reporting on such matters to the board of directors;

•

retaining compensation consultants as necessary, after considering all relevant factors, including any business or personal relationship of the consultant or consultant’s employer with an executive officer of the company;

•	presenting the annual Compensation Committee Report on Executive Compensation for our proxy statement; and

•	reviewing its own performance annually.

Upon our initial public offering, we intend to have a fully independent compensation committee.

Compensation Committee Interlocks and Insider Participation

We expect that no member of our compensation committee will have been at any time an employee of ours. None of our executive officers will serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

To the extent any members of our compensation committee and affiliates of theirs have participated in transactions with us, a description of those transactions is described in “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the stock exchange rules regarding corporate governance. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the stock exchange rules regarding corporate governance.

Risk Oversight

For a description of our risk assessment of compensation practices and policies, see “Compensation Discussion and Analysis—Risk Assessment.”

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The following Compensation Discussion and Analysis describes the material elements of compensation for our named executive officers as determined by the compensation committee for the periods prior to the completion of this offering. It also includes some key expectations about changes to the executive compensation program going forward.

Our named executive officers for fiscal 2012 were:

•	Brent L. Saunders, President and CEO

•	Brian J. Harris, Executive Vice President and former CFO

•	John R. Barr, Executive Vice President and President, Global Surgical

•	Daniel M. Wechsler, Executive Vice President and President, Global Pharmaceuticals

•	Sheila A. Hopkins, Executive Vice President and President, Global Vision Care

On February 25, 2013, Mr. Robert Bertolini assumed the position of President and CFO. Mr. Harris may take on a different senior leadership role with us.

Compensation Philosophy

Historical context is helpful to understand our current executive compensation structure. When we became a private company in 2007, the company had just completed a two-year financial restructuring and the global recall of a contact lens solution with MoistureLoc, and was experiencing a number of other challenges including organizational inefficiencies. Warburg Pincus and the board have focused on attracting and retaining a talented management team with necessary experience to turn around and transform the company. Warburg Pincus in 2010 recruited a CEO with substantial turn around experience and over the last few years recruited other executives, including our other named executive officers, with industry experience, resulting in an experienced and accomplished senior management team of Bausch + Lomb, industry and regional veterans. Our named executive officers have strong transformational experience and more than 300 years of healthcare industry experience among them.

Given our history, our past executive compensation program was designed by our compensation committee consistent with the Principal Stockholders’ objective of incenting management to stabilize and strengthen the company, including in the areas of commercial operations and manufacturing, product quality and new product flow, and geographic expansion, in an effort to drive sustained financial performance and further our business transformation. Our current program is designed to advance three principal objectives. First, to reward our named executive officers for achieving short-term operational objectives, realizing long-term strategic goals and enhancing shareholder value. Second, to reflect our focus on high standards of ethics, quality and integrity, which we apply to all aspects of our business. Third, to retain the continuity of our core management team, which due to its success has shown itself to be highly sought after, including by some of our larger competitors.

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Previously Mr. Saunders was part of the executive management team of Schering-Plough Corporation, playing an integral role in the approximately five-year transformation of that global pharmaceutical company from one under great stress, including declining sales and market shares, to an organization delivering sustainable high performance.

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Mr. Harris previously held positions of increasing responsibility with Tomkins plc, the industrial, automotive, building products and engineering manufacturing conglomerate. These included roles as president of the $2 billion Worldwide Power Transmission business for Denver, Colorado-based Gates Corporation, as well as senior vice president for Strategic Business Development and Business Administration, and chief financial officer and company secretary.

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Mr. Barr has deep experience in both operations and strategy and a proven track record driving business performance at privately-held and publicly traded innovation-based companies. These included roles at AGA Medical where, under his leadership as President and CEO, the company more than doubled sales and expanded gross margins. He also has significant global experience having established sales channels across Europe and the U.S. to support sales in more than 112 countries.

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Mr. Wechsler joined us from Merck & Co., where he was head of U.S. Strategy, Commercial Model Innovation and Business Development. Prior, he was group vice president, Global Business Operations and Selling Excellence, for Schering-Plough Corporation, and a member of the company’s global management team. As part of this role, Mr. Wechsler led the successful human health business integration of Organon following its acquisition by Schering-Plough Corporation in 2007.

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Ms. Hopkins previously spent 14 years with Colgate-Palmolive Company in a variety of roles including Vice President and General Manager, Personal Care; Vice President of Global Business Development; and most recently as Vice President, General Manager, Professional Oral Care. During her tenure, Ms. Hopkins grew revenues and profits for consumer and professional brands and reinvigorated the company’s new product innovation stream.

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The company succeeded in recruiting a new CFO, Robert Bertolini, who previously was executive vice president and chief financial officer at Schering-Plough Corporation from 2003 until its merger with Merck & Co. in 2009. During his tenure, Mr. Bertolini worked as a business partner with the chief executive officer in all aspects of transforming the company’s operations. He had responsibility for key financial areas including tax, accounting and financial asset management, among other areas; built world-class finance and information technology functions; and led business development and strategy.

In summary, the compensation committee has established a compensation philosophy as follows:

•	To provide a competitive executive compensation program to enable us to attract and retain key talent.

•	To deliver compensation commensurate with performance through “at-risk” incentive compensation directly linked to the company’s operational performance and the executive’s individual performance.

•	To grant a significant portion of compensation in the form of long-term equity awards to ensure a long-term focus and to align the interests of our executives with shareholder interests.

Best Practices

Each year, we evaluate the effectiveness of our executive compensation program in promoting our strategic and financial goals. We believe the following practices and policies continue to be important aspects of our executive compensation program:

•	A significant portion of our named executive officers’ compensation is linked to performance.

•	We do not provide executives with excise tax gross-ups.

Beginning in 2013, we expect to implement the following additional practices and policies:

•	Implement a clawback policy that applies to the executives’ incentive compensation.

•	Institute share ownership guidelines for our named executive officers.

•	Implement change in control benefits upon certain terminations of employment in connection with a change in control.

Performance Highlights

•	Our net sales grew by 10% to $2,845 million in 2011 and by 7% to $3,038 million in 2012 for a two-year compound annual growth rate of 9%.

•	Operating income grew by 324% to $156 million in 2011 and by 52% to $238 million in 2012.

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Adjusted EBITDA over the same period grew 18% in 2011 and 15% in 2012 for a two-year compound annual growth rate of 17% (see “Prospectus Summary—Summary Historical Consolidated Financial Data” on page 9 for a reconciliation of Adjusted EBITDA to EBITDA).

Alignment Between Company Performance and Named Executive Officer Compensation

For 2012, our executive compensation program was comprised of salary, annual incentive compensation, stock options, and, with respect to Mr. Saunders only, a special one-time retention grant of restricted stock. As a private company, the majority of our executive compensation consisted of long-term equity incentive awards in order to align executive and shareholder interests.

For 2012, our named executive officers’ total compensation included the following components:

Total Compensation Element	Objective	Performance Metric(s)
Base Salary	Drive and reward individual performance while maintaining competitiveness with other peer group companies.	Individual performance as measured by the achievement of Success Mandates and demonstration of High Performance Behaviors

Annual Incentive Compensation	Drive and reward achievement of annual operating plan goals and individual performance.	2012 sales (in constant currency) and Adjusted EBITDA (see page 10) and individual performance as measured by the achievement of Success Mandates and demonstration of High Performance Behaviors. Total company sales and Adjusted EBITDA goals are established by the annual operating plan and approved by the compensation committee

Stock Options—Time- and Performance-based Vesting	Motivate achievement of long-term shareholder value creation and support retention through a one-time grant, typically upon hire or promotion, of stock option awards. Awards vest 50% on time (20% per year over five years) and 50% on performance—(Internal Rate of Return (“IRR”) achieved by the Principal Stockholders on a specified event such as a qualified public offering, change of control, etc.).	Stock price growth and IRR received by the Principal Stockholders upon a specified event

Stock Options— Time-based Vesting (Mr. Wechsler only)	Retain key talent and reward high performance through a special grant of stock options that vest 33% per year over three years.	Stock price growth

OLTAAIP Performance-based Stock Options—3 Year Plan	Drive and reward the long-term achievement of three year sales and Adjusted EBITDA goals from 2011-2013, per the strategic plan of the company through a one-time grant, typically upon hire or promotion, of performance-based options.	Three-year sales and Adjusted EBITDA goals with the ability to lock in up to 33% vesting each year

Restricted Stock (Mr. Saunders only)	Support retention of the CEO in a critical time period for the company following attempts by two larger public companies to recruit him for top roles. Motivate high performance in delivering long-term value for shareholders.	Stock price growth (price must be at least $38.50 for vesting to occur)

Total Compensation Element	Objective	Performance Metric(s)
Welfare and Retirement Benefits	Attract and retain high caliber employees by providing competitive welfare and retirement benefits. Named executive officers participate in the same welfare and retirement plans as all other employees. Executives, including named executive officers, may participate in a Non-Qualified Deferred Compensation Plan which allows savings and company contributions above 401(k) limits.	Not applicable
Executive Perquisites	Executives do not receive any special perquisites, except that the CEO has very limited personal use of the company plane to manage his time most effectively for the company and may approve limited personal use by the other executive officers. A company matching charitable contribution of up to $10,000 per year, certain reimbursed commuting expenses and relocation benefits are available to executives.	Not applicable

Change in Approach Related to our Initial Public Offering

As described below, since the 2007 acquisition of the company by the Principal Stockholders we have sought to retain top talent and motivate long-term shareholder value creation primarily through the one-time grant of stock option awards. Following this initial public offering, the compensation committee intends to modify our approach to long-term incentives by making annual long-term equity incentive grants to our named executive officers as 40% performance shares, 40% stock options and 20% restricted stock units. We believe these changes to our executive compensation program will better align management and shareholder interests, aid in attracting and retaining talent by conforming more closely to the practices among members of our peer group and further mitigate excessive risk incentives by diversifying incentive metrics.

Determining Executive Compensation

Peer Group Companies

In order to achieve the goal of providing competitive compensation to the named executive officers, each component of their compensation is reviewed annually against that of a group of peer companies’ executives’ compensation. The median range (i.e., 20% above or below market median) is the target level of compensation among a group of peer companies that we consider our competitors for products, customers and talent. Individual factors, for example tenure in a position and individual contributions, may result in compensation that falls above or below the median range of the peer group’s compensation. The following three criteria informed the selection of the peer group companies for 2012:

•	Similar industry: Companies in the medical device, pharmaceutical and vision care industries

•	Similar size: Companies with similar revenue and earnings

•	Similar scope: Global companies with multiple lines of business coupled with similar regulatory environments.

The peer group for 2012 included the following companies: Allergan Inc., Amgen Inc., Baxter International Inc., Becton, Dickinson and Company, Biogen Idec Inc., Boston Scientific Corporation, Bristol-Myers Squibb Company, CareFusion Corporation, Coviden plc, Covance Inc., DENTSPLY International Inc., Endo Pharmaceuticals Holdings Inc., Forest Laboratories Inc., Gilead Sciences Inc., Hospira Inc., IDEXX Laboratories, Inc., Life Technologies Corporation, Medicines Co., Medtronic, Inc., Stryker Corp., Thermo Fisher Scientific, Inc., Vertex Pharmaceuticals Incorporated, Warner Chilcott plc, Watson Pharmaceuticals Inc., Alcon Inc., Beckman Coulter Inc., Catalent Pharma Solutions, ConvaTec, Genzyme Corporation, Purdue Pharma and Quintiles. The compensation committee reviews the criteria to select the peer group, and the peer group itself, with its independent compensation consultant each year.

Towers Watson was engaged by Pay Governance, an independent compensation consulting firm retained by the compensation committee, to provide the 2012 survey data for the peer group which was used to inform the committee about compensation levels for each officer position.

Role of the Compensation Committee

In fiscal year 2012, the compensation committee was responsible for reviewing, administering and approving our compensation arrangements with respect to our named executive officers. The functions of the compensation committee include:

•	Reviewing and approving total compensation levels and payouts of incentive compensation for executive officers, as informed by the CEO’s assessment of each executive’s performance.

•	Evaluating the CEO’s performance against the relevant metrics and goals to determine each component of the CEO’s compensation.

•	Reviewing and approving the compensation package offered to candidates for officer positions.

•	Approving the terms of any severance or change in control agreements for officers.

•	Determining the performance metrics and performance period goals for management incentive compensation plans.

•	Administering and approving equity-based incentive plans and any equity award grants.

•	Overseeing the succession planning process for the board’s consideration of succession for the CEO and other senior executives.

•	Advising the CEO on executive management and organizational issues.

The compensation committee considers a number of factors in making its compensation decisions with respect to the named executive officers, generally including: individual performance as measured by the achievement of Success Mandates and demonstration of the High Performance Behaviors (see “—Components of Total Compensation for 2012—Base Salary” on page 130), officer experience, overall company performance, current market conditions, and competitive pay levels for similar positions at peer companies (see “—Determining Executive Compensation—Peer Group Companies” on page 128). The compensation committee uses its discretion in determining what factors to consider and their relative weight.

Following this offering, we anticipate that our board will be responsible, after receiving the recommendation or approval of the compensation committee, for approving equity awards to our executive officers if approval by the full board is necessary to qualify these awards as exempt under Section 16 of the Exchange Act. We anticipate that the nominating and governance committee will be responsible for compensation decisions relating to directors.

Role of the CEO

Mr. Saunders provides recommendations to the compensation committee, in consultation with the Chief Human Resources Officer, regarding base salary adjustments, equity awards and annual cash incentive targets and awards for the named executive officers and other executive officers who report to him. The compensation committee meets with Mr. Saunders and the Chief Human Resources Officer at least annually to discuss and review these recommendations. The compensation committee may, in its discretion, increase, decrease or otherwise modify the compensation recommended by Mr. Saunders.

Use of Independent Compensation Consultants

Pay Governance, an independent compensation consulting firm, advises the compensation committee on all executive compensation matters. In 2012, Pay Governance conducted a competitive market analysis on our officers’ total direct compensation. Pay Governance also made specific recommendations for post-initial public offering plan design and award levels. Pay Governance is engaged directly by the compensation committee and in 2012 provided no services to the company.

Components of Total Compensation for 2012

While we strive to provide competitive base salaries to our named executive officers to attract and retain talent, we continue to heavily weight our compensation towards at-risk pay, which we believe fosters a culture of accountability for results. The following are the components of the named executive officers’ total compensation for 2012:

Base Salary

We aim to provide base salaries that are competitive with those of our peer group companies and that reflect the individual officer’s experience, responsibilities and performance as measured by the achievement of Success Mandates and demonstration of High Performance Behaviors. “Success Mandates” are the individual objectives approved by the Chief Executive Officer for each named executive officer other than himself. Mr. Saunders’ Success Mandates for 2012 were approved by the board and included (1) growing our top line; (2) growing our pipeline; (3) further strengthening customer focus and brand value; (4) driving efficiency and margin expansion; (5) continuing to raise the bar on organizational health and operational excellence; and (5) sustaining and strengthening management and supply chain excellence. Our “High Performance Behaviors”, which apply to all named executive officers, include: (1) earning trust by delivering on promises and operating with integrity; (2) executing with urgency and excellence; (3) sharing accountability and collaborating across boundaries; (4) growing and helping others grow; (5) listening and learning with customers, colleagues and other stakeholders; and (6) benchmarking performance against high standards to continuously improve. Every officer, including the named executive officers, is evaluated on performance against the applicable Success Mandates and High Performance Behaviors each year.

Each year, the CEO reviews the base salaries for executive officers reporting to him, and the compensation committee reviews the CEO’s base salary. The compensation committee may adjust these base salaries based on a number of factors, including individual contributions, prior experience, sustained performance, company market position relative to our peer group, the internal value of the particular position to the company and achievement of Success Mandates and demonstration of High Performance Behaviors. Adjustments to base salaries become effective mid-year after being approved by the compensation committee.

The 2012 salary increases for the named executive officers resulted in base salaries at or below the market median for our peer group and are detailed for each named executive officer in the table below:

Named Executive Officer	FY 2011 Base Salary	FY 2012 Base Salary	Percent Increase
Brent L. Saunders	$1,000,000	$1,100,000	10%
Brian J. Harris	$515,000	$530,500	3%
John R. Barr	N/A	$475,000	N/A
Daniel M. Wechsler	$450,000	$495,000	10%
Sheila A. Hopkins	$400,000	$422,000	5.5%

Discretionary Bonuses

In June 2012, Ms. Hopkins received the second half of a hiring bonus in the amount of $65,000 and in March 2013, received a discretionary bonus in the amount of $100,000 in respect of strong performance in 2012 related to improvements she drove and results achieved in the vision care business. Based on her experience, including most recently as Vice President, General Manager, Professional Oral Care at Colgate-Palmolive Company, Ms. Hopkins is considered a critical member of our senior management.

Annual Incentive Compensation

Under our Annual Incentive Compensation Plan (the “AICP”), we provide annual cash bonuses to drive and reward achievement of overall company financial and non-financial performance objectives integral to our annual operating plan, which are approved by the compensation committee. These company performance targets may be adjusted upwards or downwards to exclude the impact of extraordinary, unusual or non-recurring items at the discretion of the compensation committee. The total amount of funding available for bonus payments is based on the extent to which the company performance targets are achieved. The CEO then determines the allocation of the overall company bonus pool funding among business units, taking into account their respective contributions to company performance. Individual bonus targets are based on factors such as market practice, position and experience. The compensation committee reviews and approves individual officers’ target incentive percentages annually.

For 2012, the compensation committee established company sales and Adjusted EBITDA, equally weighted, as the overall company performance targets. In setting these targets, the compensation committee considered a number of factors, including: 2011 performance, projected 2012 performance as per the annual operating plan, economic indicators and the difficulty of achieving threshold (0% of bonus), target (100% of bonus), and stretch (200% of bonus) performance levels. The maximum potential payout under the AICP is 200% of the target bonus. The Adjusted EBITDA metric is designed to align compensation opportunities under the AICP with results delivered to shareholders in the form of earnings, whereas the sales metric is intended to reward achievements in growing our global business. Equal weighting on the two metrics is designed to incentivize a balanced approach to decision-making and optimizing results for shareholders. The 2012 Adjusted EBITDA and sales performance targets were updated at the compensation committee’s August meeting to reflect the impact of our acquisition of ISTA in June 2012. The compensation committee approved the achievement of actual 2012 performance objectives and the resulting funding percentage of 123.2% for the overall company bonus pool after reviewing our financial results. Awards under this plan are paid after the audited financial results are approved, generally in March each year.

The table below describes the 2012 overall company performance targets and actual performance achievement under the AICP:

	Weighting	Bonus Target (in millions)	Actual (in millions)	Total Company
Metrics				% Payout	Payout %
Sales (in constant currency)	50%	$3,101.5	$3,108.2	102.8%	51.4%
Preliminary Adjusted EBITDA*	50%	$608.8	$640.6	143.5%	71.8%
Payout %					123.2%

*	Preliminary Adjusted EBITDA of $640.6 million is calculated in the same manner as Adjusted EBITDA but is calculated during the 2012 year-end closing process before $2.5 million of closing adjustments were recorded resulting in final Adjusted EBITDA of $643.1 million. See “Prospectus Summary—Summary Historical Consolidated Financial Data” on page 9 for a reconciliation of Adjusted EBITDA to EBITDA of $643.1 million.

In allocating the bonus pool among executives, Mr. Saunders recommends bonus award amounts for executive officers (excluding himself) based on individual performance measured against achievement of Success Mandates, business unit results and demonstration of High Performance Behaviors. The compensation committee approves the bonus awards for the executive officers and determines the CEO’s bonus award. Payments under the AICP may be further adjusted based on considerations deemed appropriate by the compensation committee in its discretion.

This table describes actual 2012 payouts for our named executive officers:

Named Executive Officer	Target % of Base	Total Company Funding	Actual Amount Paid	Actual as a % of Target
Brent L. Saunders	130%	123.2%	$1,681,701	123%
Brian J. Harris	75%	123.2%	$510,000	130%
John R. Barr*	75%	123.2%	$220,000	104%
Daniel M. Wechsler	75%	123.2%	$510,000	144%
Sheila A. Hopkins	75%	123.2%	$385,000	125%

*	Mr. Barr was hired on May 14, 2012. The amount reported reflects his pro-rata 2012 AICP payment.

Long-Term Equity Incentive Awards

All long-term equity incentive awards for our named executive officers, other than the restricted stock granted to Mr. Saunders, were granted under the WP Prism Inc. Management Stock Option Plan (the “Prior Equity Plan”) and consist of the following:

Foundation Equity Plan Stock Options. Upon the Principal Stockholders’ acquisition of the company in October 2007, we sought to retain top talent and drive long-term shareholder value creation through a one-time grant of stock option awards (the “FEP Options”). Of the FEP Options, 50% are time-based options that vest 20% annually over a five-year vesting period, and the other 50% are performance-based options that vest based on the IRR realized by the Principal Stockholders upon a specified event such as a qualified initial public offering or a change in control. If an IRR of 20% as of and taking into account the qualified initial public offering or change in control is achieved by the Principal Stockholders, 33.33% of the performance-based options will vest; 66.66% of the performance-based options will vest if the Principal Stockholders achieve an IRR of 25% as of and taking into account the qualified initial public offering or change in control; and 100% of the performance-based options will vest if the Principal Stockholders achieve an IRR of 30% as of and taking into account the qualified initial public offering or change in control. If the IRR is between any of the thresholds, the percentage of the performance-based options that will vest will be determined using straight-line interpolation, for active employees. The FEP Options are subject to recoupment if recipients violate the non-competition, non-solicitation and non-disclosure provisions of the Prior Equity Plan within a certain period after a termination of employment.

Operations Leadership Team Action Agenda Incentive Plan Stock Options. We granted performance-based stock options under our Operations Leadership Team Action Agenda Incentive Plan (“OLTAAIP” and “OLTAAIP Options”) to motivate long-term achievement of three-year sales and Adjusted EBITDA goals for the period beginning in 2011 and ending in 2013. The OLTAAIP provides an opportunity to “lock in” vesting of a certain percentage of the OLTAAIP Options determined by the extent to which annual sales and Adjusted EBITDA goals are achieved. 11.67% vesting was earned in 2011 and 20% vesting was earned in 2012 for a cumulative total of 31.67%. The final vesting percentage will be determined by factoring in the vesting percentage earned in 2013, with 100% as the maximum potential vesting percentage over the three-year period.

Special One-Time Awards. In August 2012, Mr. Saunders was granted 315,000 restricted shares in recognition of the Company’s outstanding performance over the prior two years under his leadership and to encourage his retention with the company, in particular given attempts by two larger public companies to recruit him, including through our transition to a public company (the “Transformation and Retention Grant”). There is a market-based vesting condition, which aligns the award with shareholder interest, and the remaining vesting terms are service-based. These shares will vest upon the earlier of August 14, 2014 and a change in control, subject to Mr. Saunders’ continued employment through such date and subject to the vesting condition that the fair market value on the vesting date is at least $38.50 (which has since been adjusted to $31.10, see “—Adjustments to Equity Awards” on page 141) per share. Since Mr. Saunders began his tenure with us in March 2010, the value of our stock has grown over 20% annually from $20 per share to $43.25 per share, as of February 18, 2013. Mr. Saunders was the only executive who received restricted shares in 2012.

In December 2012, Mr. Wechsler received a time-based option award of 17,500 options that vests one-third per year over three years, in recognition of his outstanding performance in leading the pharmaceutical business in the achievement of significant growth over the past two years. Upon hire in May 2012, Mr. Barr received 290,600 FEP Options and a performance option award of 57,000 options under the OLTAAIP that vest on attainment of sales and Adjusted EBITDA goals as of December 31, 2013 consistent with our practice of granting equity in connection with the hiring of executives.

In August 2012, the structure of our new hire, promotion and adjustment stock option grants was changed in an effort to enhance the pay for performance aspect of our equity incentives by moving from infrequent stock option grants, made every five to seven years, to relatively smaller annual grants that vest over three years. As of December 2012, we no longer grant FEP Options. Following this offering, the compensation committee intends to allocate the annual long-term equity incentive grants to our named executive officers as 40% performance shares, 40% stock options and 20% restricted stock units. The compensation committee determined it was advisable to make these changes to our executive compensation program, in part, based upon advice from the compensation committee’s independent consultant. The compensation committee believes these changes to our executive compensation program bring our program more in line with market practice for other publicly-traded companies and improve the balance of incentive compensation opportunities available to our named executive officers in an effort to further emphasize stock price growth and incentivize achievement of business objectives by diversifying incentives while aligning management and shareholder interests and attracting and retaining talent. The compensation committee is in the process of considering award levels to be granted under the Bausch & Lomb Incorporated 2013 Omnibus Employee Incentive Compensation Plan (the “New Equity Plan”) (see “—Changes Following the Completion of this Offering” on page 134).

Welfare and Retirement Benefits

We provide competitive welfare and retirement benefits in order to attract and retain high-quality employees. Our named executive officers participate in the same welfare and retirement plans as are available to other employees including health insurance, life insurance, short and long-term disability insurance and a 401(k) retirement plan. Executives, including the named executive officers, may also participate in our Non-Qualified Deferred Compensation Plan which allows for savings and company contributions above government mandated 401(k) retirement plan contribution limits. None of our named executive officers are participants in our defined benefit pension plan that was frozen and closed to new participants on December 31, 2004.

Perquisites

Our named executive officers did not receive any perquisites or perquisite allowances in 2012 other than relocation benefits with respect to Ms. Hopkins, certain reimbursed commuting expenses with respect to Mr. Barr, charitable contributions matching up to $10,000 and limited personal use of our company plane, subject to prior approval by Mr. Saunders.

No Excise Tax Gross-Ups

We do not provide excise tax gross-ups to our named executive officers.

Risk Assessment

We have reviewed our compensation programs and have concluded that they provide an appropriate balance between short and long-term incentives and do not encourage excessive or inappropriate risk-taking by employees.

Tax and Accounting Considerations

Section 162(m) of the Code disallows a tax deduction for any publicly-held corporation for individual compensation exceeding one million dollars in any taxable year for named executive officers, other than the CFO, unless the compensation qualifies as performance-based under Section 162(m) of the Code. As a private company, we were not subject to Section 162(m) of the Code, and therefore, our compensation committee did not structure our incentive compensation to comply with the performance-based compensation exemption under Section 162(m) of the Code. As a public company, we will become subject to the deduction limitations of Section 162(m) of the Code, and we anticipate that our compensation committee may seek to qualify compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m) of the Code. However, we expect to avail ourselves of the Section 162(m) of the Code exemption available to newly-public companies, which provides that the deduction limit of Section 162(m) of the Code does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly-held. We may rely on this “grandfather” provision for up to three years after we become publicly-held. Thereafter, our compensation committee may, in its discretion, authorize the payment of compensation that does not comply with the exemptions, in whole or in part, under Section 162(m) of the Code or that may otherwise be limited as to tax deductibility.

Our compensation committee regularly considers the accounting implications of significant compensation decisions and plan design. As accounting standards change, the compensation committee may decide to revise certain plans and programs to align accounting expense with overall executive compensation and financial objectives.

Changes Following the Completion of this Offering

We have adopted the following compensation plans in connection with this offering:

2013 Omnibus Incentive Compensation Plan

In connection with this offering, our board of directors adopted the New Equity Plan. All equity-based awards granted on or after this offering will be granted under the New Equity Plan. The compensation committee will select participants from among our employees and consultants.

The purpose of the New Equity Plan is to promote our interests by providing for the grant to participants of equity incentive awards. The awards are intended to align the interests of our employees and shareholders and to improve our growth and profitability.

The New Equity Plan may be administered by the board or a committee designated by the board. The board has delegated to the compensation committee the authority, among other things, to interpret and construe the New Equity Plan, to determine eligibility for, grant and determine the terms of awards under the New Equity Plan, to adopt, amend and rescind such rules and regulations as may be necessary or appropriate for the administration of the New Equity Plan, and to make all other determinations necessary or advisable for the administration of the New Equity Plan. The compensation committee may also accelerate the vesting of awards, extend the term of awards, waive any conditions to the vesting, exercisability or transferability of any award, or pay dividends or dividend equivalents with respect to any award, provided in all cases that the compensation committee will not have any authority to the extent that it would cause any tax to become due under Section 409A of the Code. The compensation committee may also defer payments in accordance with the terms of the Executive Deferred Compensation Plan for Post-2004 Deferrals. The compensation committee’s determinations under the New Equity Plan are final and conclusively binding on all parties.

Subject to adjustment as described below, the maximum number of shares of common stock that may be covered by awards granted under the New Equity Plan is              shares. Of these shares, the maximum number of shares that may be covered by awards of options intended to be incentive stock options (“ISOs”) is              shares. Shares of common stock to be issued under the New Equity Plan may be authorized but unissued shares of common stock or previously-issued shares acquired by us, or both. Any shares underlying awards that are settled in cash or that we withhold in payment of the exercise price of an award or in satisfaction of any tax withholding requirement will be counted as used under the New Equity Plan. Any shares that are forfeited, canceled or returned to us, that are tendered by a participant in payment of any obligation in connection with an award or that are granted in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger will be made available for grant under the New Equity Plan.

The maximum number of shares of common stock that may be granted under the New Equity Plan to any employee covered by Section 162(m) of the Code in any calendar year will be              shares. The maximum amount payable to any person covered by Section 162(m) of the Code in any calendar year under cash incentive awards that are intended to be “performance-based compensation” within the meaning of Section 162(m) of the Code will be $        .

The New Equity Plan provides for grants of stock options, other stock-based awards, cash incentive awards and performance-based compensation. Dividends or dividend equivalents may also be provided in connection with an award under the New Equity Plan.

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Stock options: The exercise price of an option is not permitted to be less than the fair market value (or, in the case of an ISO granted to a ten-percent shareholder, 110% of the fair market value) of a share of common stock on the date of grant. The compensation committee will determine the time or times at which stock options become exercisable and the terms on which they remain exercisable, provided that no option will be exercisable after the 10th anniversary of the option grant (or, in the case of an ISO granted to a ten-percent shareholder, after the 5th anniversary of the option grant). Re-pricing of stock options is not permitted, unless approved by shareholders.

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Other stock-based awards: The compensation committee may grant other equity-based or equity-related awards including, but not limited to, the transfer of shares of common stock to participants, the payment in cash or otherwise of amounts based on the value of such shares, stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units or share-denominated performance units, and awards designed to qualify as performance-based compensation under Section 162(m) of the Code.

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Cash incentive awards: An award that is settled in cash or other property, including shares of common stock, provided that options and other stock-based awards are excluded from this term. Cash incentive awards may be designed to qualify as performance-based compensation under Section 162(m) of the Code.

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Performance-based compensation: A performance award is an award the payment or vesting of which is subject to specified performance criteria in accordance with Section 162(m) of the Code. Performance awards may be stock-based or cash-based. The compensation committee may, in its discretion, reduce or eliminate the amount of such compensation that becomes payable.

The compensation committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award. The compensation committee will determine the effect of a termination of employment on an award. The grant agreement will specify the consequences with respect to such award of the termination of employment. No agreement providing for a payment to a participant upon termination of employment without “cause” (as defined in the applicable grant agreement) shall be effective to the extent that it would cause an incentive award intended to qualify as performance-based compensation to fail to so qualify.

The New Equity Plan provides that the payment or vesting of the awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code, including cash-denominated awards and stock-based awards other than options and stock appreciation rights, depends upon achieving certain performance goals over a performance period established by the compensation committee. These performance goals will relate to one or more of the following performance measures: the market price of our common stock, earnings per share of our common stock, income, net income or profit (before or after taxes), economic profit, operating income, operating margin, profit margin, gross margins, return on equity or stockholder equity, total shareholder return, market capitalization, enterprise value, cash flow (including but not limited to operating cash flow and free cash flow), cash position, return on assets or net assets, return on capital, return on invested capital, return on sales, stockholder returns, economic value added, cash value added, earnings or net earnings (before or after interest, taxes, depreciation and/or amortization), earnings from continuing operations, operating earnings, controllable profits, sales or revenues, sales growth, new orders, capital or investment, ratio of debt to debt plus equity, ratio of operating earnings to capital spending, new product innovation, product release schedules or ship targets, market share, cost reduction goals, inventory or supply chain management initiatives, budget comparisons, implementation or completion of specified projects or processes, objective measures of customer satisfaction, productivity, expense, margins, operating efficiency, working capital, the formation of joint ventures, research or development collaborations, or the completion of other transactions, any other measure of financial performance that can be determined pursuant to GAAP, or any combination of any of the foregoing. These performance measures may relate to the performance of the participant, the company as a whole, a subsidiary, any business group, business unit or other subdivision, or any combination of the foregoing and may be expressed as an amount, as an increase or decrease over a specified period, as a relative comparison to the performance of a group of comparator companies or a published or special index, or any other external measure of the selected performance measures, as the compensation committee deems appropriate.

To the extent consistent with the requirements of Section 162(m) of the Code, the measurement of such performance measures may exclude the impact of unusual, nonrecurring or extraordinary items or expenses; items relating to financing activities; charges for restructurings or productivity initiatives; other non-operating items; discontinued operations; items related to the disposal of a business or segment of a business; the cumulative effect of changes in accounting treatment; items related to a change in accounting principle; items related to changes in applicable laws or business conditions; any impact of changes in foreign exchange rates and other changes in currency; any impact of impairment of tangible or intangible assets; any impact of this offering or repurchase of equity securities or other changes in the number of outstanding shares of any class of our equity securities; any gain, loss, income or expense attributable to acquisitions or dispositions of stock or assets; items attributable to the business operations of any entity acquired by us during a performance period; stock-based compensation expense; in-process research and development expense; gain or loss from all or certain claims and/or litigation and insurance recoveries; items that are outside the scope of our core, ongoing business activities; and any other items, each determined in accordance with GAAP and as identified in our audited financial statements, including the notes thereto.

Awards granted under the New Equity Plan may not be transferred except through will or by the laws of descent and distribution, unless (for awards other than ISOs) otherwise provided by the compensation committee.

In the event of a stock split, stock dividend, recapitalization, merger, consolidation, combination or exchange of shares, or similar corporate change, the compensation committee will adjust the maximum number of shares subject to grant under the New Equity Plan and the maximum number of shares subject to grant to any individual participant in any year. For other corporate transactions that change the number of shares of common stock outstanding, the compensation committee may adjust the number and kind of shares subject to grant. In the event of the subdivision or consolidation of shares, stock dividend, or any other increase or decrease in the number of such shares without receipt or payment of consideration, the compensation committee may adjust the number and exercise price of shares subject to each outstanding award. In the event of a dissolution or liquidation, a sale of all or substantially all of our assets (on a consolidated basis), a merger, consolidation or similar transaction in which our shareholders receive securities and/or other property other than the shares of the surviving corporation, the compensation committee may provide for the exchange and equitable adjustment of outstanding options or for the cashing out of shares under such options. In the event of any other corporate change, the compensation committee may also make other adjustments as appropriate to such terms or treatment of outstanding incentive awards.

The board may amend, suspend or discontinue the New Equity Plan, provided that any revision or amendment requiring shareholder approval to be effective under any applicable law, tax requirement or stock exchange rule shall not be effective without such approval, that the compensation committee has no authority to cause any tax to become due under Section 409A of the Code, and that the compensation committee may not reduce a participant’s rights under any previously granted and outstanding award without the participant’s consent, unless expressly provided in the New Equity Plan.

Payments pursuant to the New Equity Plan are subject to the named executive officer’s compliance with restrictive covenants, including covenants not to compete or solicit our employees for a certain period after termination of employment. Violation of the restrictive covenants can result in us seeking an injunction, forfeiture of the awards and the clawback of profits realized by the named executive officer during the period such restrictions apply.

Officer Change in Control Severance Plan

We have adopted the Officer Change in Control Severance Plan (the “CIC Plan”), in which all named executive officers will participate. A “change in control” is defined in the CIC Plan as it is under the New Equity Plan. On a termination of employment without “cause” or for “good reason,” as each is defined in the CIC Plan, within the three-month period prior to a change in control or within two years after a change in control, each named executive officer would be entitled to severance of (1) a pro rata annual bonus for the current fiscal year based on actual performance; (2) lump-sum cash payment equal to a total of two times (three times for Mr. Saunders) the sum of the named executive officer’s annual base salary and target bonus for the year in which employment with us terminates; and (3) participation in our welfare plans for two years (three years for Mr. Saunders) after the date of termination, unless the named executive officer becomes eligible to participate in the welfare plans of a subsequent employer sooner. The payments are subject to the named executive officer’s compliance with restrictive covenants, including covenants not to compete or solicit our employees for the 24-month period after termination of employment, as well as the execution of a release of claims in favor of us.

Officer Severance Plan

We have adopted the Officer Severance Plan (the “New Severance Plan”), which replaces our existing Officer Separation Plan, and in which all named executive officers will participate. On a termination of employment without “cause” or for “good reason,” as each is defined in the New Severance Plan, each named executive officer would be entitled to severance of (1) a pro rata annual bonus for the current fiscal year based on actual performance; (2) cash payments equal to one times (two times for Mr. Saunders) the sum of the named executive officer’s annual base salary and target bonus for the year in which employment with us terminates paid over the 12-month period following termination (24-month period for Mr. Saunders); and (3) participation in our welfare plans for one year (two years for Mr. Saunders) after the date of termination, unless the named executive officer becomes eligible to participate in the welfare plans of a subsequent employer sooner. The named executive officers would also be entitled to outplacement services for one year. The payments are subject to the named executive officer’s compliance with restrictive covenants, including covenants not to compete or solicit our employees for the 12-month period after termination of employment, as well as the execution of a release of claims in favor of us.

Participants may be entitled to benefits either under the Officer Change in Control Severance Plan or the Officer Severance Plan, but not both. Mr. Saunders participates in the Officer Change in Control Severance Plan and the Officer Severance Plan, and will be entitled to payments pursuant to those plans in lieu of any entitlements to change in control or severance payments pursuant to the CEO Employment Agreement (as defined below).

Other Policies and Practices

In anticipation of becoming a public company, we have also adopted several policies that we believe are important components of a public-company executive compensation program. We adopted a clawback policy that permits us to recoup incentive compensation paid to executives in certain circumstances, such as a financial restatement linked to misconduct, as well as an equity grant policy that describes the regular process for making grants.

The following table shows the compensation earned, awarded or paid to our named executive officers for services rendered to the company and our subsidiaries for 2012.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)		Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)		All Other Compensation ($) (6)	Total ($)
B. Saunders	2012	$1,050,013		$0		$7,459,200	(3)	$0	$1,681,701		$320,441	$10,511,355
President and CEO

B. Harris (8)	2012	$522,750		$0		$0		$0	$510,000		$118,790	$1,151,540
Executive Vice President and Chief Finance Officer

J. Barr (7)	2012	$283,173	(1)	$0		$0		$2,520,671	$220,000	(7)	$51,829	$3,075,673
Executive Vice President and President, Global Surgical

D. Wechsler	2012	$472,500		$0		$0		$280,350	$510,000		$75,977	$1,338,827
Executive Vice President and President, Global Pharmaceuticals

S. Hopkins	2012	$411,000		$165,000	(2)	$0		$0	$385,000		$96,530	$1,057,530
Executive Vice President and President, Global Vision Care

(1)	Mr. Barr was hired on May 14, 2012 and the amount reported reflects his partial year salary.
(2)	This amount reflects the second half of a hiring bonus paid in June 2012 ($65,000) and a discretionary bonus paid in March 2013 ($100,000) to Ms. Hopkins in respect of performance in year 2012 due to the improvements she drove and the results achieved in the Vision Care business.
(3)	The amount reflects the grant date fair value of a restricted stock award granted to Mr. Saunders determined in accordance with ASC Topic 718. The underlying valuation assumptions are discussed in Note 11—Employee Stock Plans. See “—Grants of Plan-Based Awards” and “—Components of Total Compensation for 2012—Special One-Time Awards” for more information about this award.
(4)	The amounts represent the aggregate grant date fair value of stock option awards determined in accordance with ASC Topic 718. These amounts do not reflect actual amounts paid to or realized by the named executive officer. Mr. Barr also received performance options for which no value has been included above as the performance is based on a market condition and therefore is not considered probable under ASC Topic 718. However, the maximum performance grant date fair value under ASC Topic 718 is $915,390. The underlying valuation assumptions are discussed in Note 11—Employee Stock Plans. See “—Grants of Plan-Based Awards” and “—Components of Total Compensation for 2012—Long-Term Equity Incentive Awards” for more information about these awards.
(5)	The amounts represent amounts earned pursuant to the Annual Incentive Compensation Plan. These amounts were based on the attainment of certain pre-established performance targets. See “—Components of Total Compensation for 2012—Annual Incentive Compensation” for a more detailed discussion.
(6)	See “—All Other Compensation” for a more detailed discussion regarding the items comprising these amounts.
(7)	Mr. Barr was hired on May 14, 2012 and the amount reflects his pro rata award.
(8)	On February 25, 2013, Mr. Bertolini assumed the position of President and CFO. Mr. Harris may take on a different senior leadership role with us.

ALL OTHER COMPENSATION TABLE

Name	Perquisites and Other Personal Benefits (A)	Above Market Earnings on Deferred Compensation	Tax Gross- Ups (B)	Discounted Securities Purchased	Payments/ Accruals on Termination Plans	Registrant Contributions to Defined Contribution Plans (C)	Increase in Pension Actuarial Value	Insurance Premiums	Other
B. Saunders	$35,440	$0	$0	$0	$0	$285,001	$0	$0	$0
B. Harris	$38	$0	$0	$0	$0	$118,652	$0	$0	$100
J. Barr	$30,583	$0	$0	$0	$0	$21,246	$0	$0	$0
D. Wechsler	$0	$0	$0	$0	$0	$75,977	$0	$0	$0
S. Hopkins	$30,909	$0	$10,471	$0	$0	$55,150	$0	$0	$0

(A)	Perquisites and other personal benefits include the following:

Mr. Saunders’ amount represents the aggregate incremental cost to the Company of his personal use of company aircraft ($25,440) and company charitable contribution matching ($10,000).

Mr. Barr’s amount represents personal commuting expenses for his reimbursed travel between his home in Massachusetts and his primary work location in California and company charitable contribution matching ($7,500).

Ms. Hopkins’ amount represents relocation assistance ($19,860) and the aggregate incremental cost to the Company of her limited personal use of company aircraft ($9,049) and company charitable contribution matching ($2,000).

The value of personal use of company aircraft is calculated based on incremental direct operating costs. An average cost per mile for fuel, maintenance, landing fees, crew travel-related expenses and other miscellaneous variable costs have been included. Since company aircraft is primarily used for business travel, fixed costs such as pilots’ salaries and aircraft lease costs are not included.

(B)	This tax gross-up amount was for the relocation assistance provided to Ms. Hopkins as disclosed in note (A) above.
(C)	Amounts represent aggregate company contributions on behalf of the executive to the 401(k) Account Plan and the Non-Qualified Executive Deferred Compensation Plan. See Non-Qualified Deferred Compensation Plan Table on page 143 for more details.

CEO Employment Agreement

Under the terms of Mr. Saunders’ amended and restated employment agreement as of January 1, 2012 (the “CEO Employment Agreement”), Mr. Saunders’ employment period is from March 15, 2010 to March 14, 2015 unless mutually extended in writing or terminated by Mr. Saunders or us prior to March 14, 2015. Elements of his compensation include: (1) a base salary of $850,000, subject to an annual review by our board which may be increased in the board’s sole discretion, (2) an AICP bonus opportunity with a target amount of 100% of base salary, (3) a one-time award of options to purchase 1,462,162 shares at an exercise price equal to the fair value on the grant date, granted in 2010 pursuant to the Prior Equity Plan and comprised of 50% time-based options and 50% performance-based options, (4) an investment opportunity of $1,000,000 at the then current fair value of $20 per share purchase price under the WP Prism Inc. Management Equity Investment Program, and (5) participation in our savings, retirement and welfare benefit plans, practices, policies and programs generally available to other executive officers. Mr. Saunders is covered under our directors’ and officers’ liability insurance policy and he does not receive additional compensation for serving as a member of our board.

Upon the termination of Mr. Saunders’ employment other than for “cause” or for “good reason” (each as described in the CEO Employment Agreement), he is entitled to (1) payment of accrued but unused vacation, earned but unpaid base salary, unreimbursed business expenses, and any earned but unpaid bonus within 30 days of termination, (2) a lump-sum severance payment equal to one times his base salary, and (3) a pro rata bonus for the fiscal year of termination based on actual performance and adjusted for the number of days employed in the year of termination. For a termination due to death or disability, only the accrued obligations listed in (1) and the pro rata bonus in (2) will be paid. In all cases, the pro rata bonus will be paid on the date annual bonuses are otherwise paid to the executive officers of the company. Mr. Saunders’ right to receive the severance payment and pro rata bonus is conditioned upon his execution of a full release and waiver of claims in favor of us and complying for the one-year period after termination of employment with agreements not to compete or solicit our employees, customers and suppliers, as well as ongoing non-disclosure and non-disparagement obligations. Mr. Saunders participates in the Officer Change in Control Severance Plan and the Officer Severance Plan, and will be entitled to payments pursuant to those plans in lieu of any entitlements to change in control or severance payments pursuant to the CEO Employment Agreement.

GRANTS OF PLAN-BASED AWARDS TABLE

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
B. Saunders	AICP		$0	$1,365,017	$2,730,034
	Restricted Shares (3)	8/14/2012							315,000			$7,459,200

B. Harris	AICP		$0	$392,063	$784,126

J. Barr	AICP (4)		$0	$212,380	$424,760
	OLTAAIP (5)	5/16/2012				18,052	57,000	57,000			$35.00	$665,190
	FEP (6)	5/16/2012				48,428	96,857	145,300		145,300	$35.00	$1,855,481

D. Wechsler	AICP		$0	$354,375	$708,750
	FEP (7)	12/12/2012								17,500	$41.00	$280,350

S. Hopkins	AICP		$0	$308,250	$616,500

(1)	These amounts represent threshold, target and maximum bonus opportunities under the AICP for the 2012 performance year. The actual amount of the bonus earned is reported in “—Components of Total Compensation for 2012—Summary Compensation Table.”
(2)	All stock option awards included in this column were granted at the fair market value as of the grant date under the Prior Equity Plan.
(3)	In recognition of outstanding performance and to encourage retention, Mr. Saunders received a restricted stock award in August 2012 which vests upon the second anniversary of the grant date subject to the vesting condition that the fair market value of a share of our common stock on that date is at least $38.50. See Note 10—Employee Benefits and “—Components of Total Compensation for 2012—Special One-Time Awards” for more information.
(4)	Mr. Barr was hired on May 14, 2012 and the amount reflects a pro rated AICP award.
(5)	Mr. Barr received these OLTAAIP Options as part of a special one-time award upon hire in May 2012. They will vest on attainment of sales and Adjusted EBITDA goals as of December 31, 2013. Based on 2011 and 2012 sales and Adjusted EBITDA results, a minimum vesting of 31.67% has been earned, but final vesting will not occur until December 31, 2013. See Note 10—Employee Benefits and “—Components of Total Compensation for 2012—Special One-Time Awards” for more information.
(6)	Mr. Barr received these FEP Options as part of a special one-time award upon hire in May 2012. Of the FEP Options, 50% are time-based options that vest 20% annually over a five-year vesting period, assuming continued active employment, and the other 50% are performance-based options that vest based on the attainment of a minimum IRR upon a specified event such as a qualified initial public offering or a change in control. See Note 10—Employee Benefits and “—Components of Total Compensation for 2012—Long-Term Equity Incentive Awards” for more information.
(7)	Mr. Wechsler received these stock options in December 2012 in recognition of outstanding performance in leading the pharmaceutical business in the achievement of significant growth over the past two years. The option award was granted at the fair market value as of the grant date and will vest annually over a three-year vesting period. See Note 10—Employee Benefits, “—Components of Total Compensation for 2012—Special One-Time Awards” and “—Components of Total Compensation for 2012—Long-Term Equity Incentive Awards” for more information.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Option Awards					Stock Awards
Name	Description	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (3)	Option Exercise Price ($) (4)	Option Expiration Date (5)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Grant Date
B. Saunders	FEP Performance			731,081	$20.00	3/15/2020			3/15/2010
	FEP Time	292,432	438,649		$20.00	3/15/2020			3/15/2010
	OLTAAIP		29,105	62,795	$23.00	1/1/2021			1/1/2011
	Restricted Shares (6)						315,000	12,915,000	8/14/2012

B. Harris	FEP Performance			292,433	$20.00	3/30/2019			3/30/2009
	FEP Time	175,460	116,973		$20.00	3/30/2019			3/30/2009
	OLTAAIP		12,826	27,674	$23.00	1/1/2021			1/1/2011

J. Barr	FEP Performance			145,300	$35.00	5/16/2022			5/16/2012
	FEP Time		145,300		$35.00	5/16/2022			5/16/2012
	OLTAAIP		18,052	38,948	$35.00	5/16/2022			5/16/2012

D. Wechsler	FEP Performance			236,624	$23.00	9/13/2020			9/13/2010
	FEP Time	94,650	141,974		$23.00	9/13/2020			9/13/2010
	OLTAAIP		10,261	22,139	$23.00	1/1/2021			1/1/2011
	December 2012 Grant		17,500		$41.00	12/12/2022			12/12/2012

S. Hopkins	FEP Performance			239,720	$31.00	9/23/2021			9/23/2011
	FEP Time	47,944	191,776		$31.00	9/23/2021			9/23/2011
	OLTAAIP		13,111	28,289	$31.00	9/23/2021			9/23/2011

(1)	These time-based FEP Options vest 20% annually over a five-year vesting period beginning on the grant date.
(2)	These stock options include (1) unvested time-based FEP Options as described in the above note, which will vest immediately upon a change in control, (2) unvested time-based options granted to Mr. Wechsler in December 2012 that vest annually in one-third increments over a three year vesting period from November 14, 2012 and will vest immediately in the event of termination of employment without cause or for good reason within 24 months following a change in control, and (3) OLTAAIP Options vesting on December 31, 2013, assuming continued active employment on that date, for which a certain vesting percentage has been “locked in” due to the achievement of certain sales and Adjusted EBITDA performance targets in 2011 and 2012.
(3)	These stock options include: (1) OLTAAIP Options that will vest on December 31, 2013, assuming continued active employment on that date, if certain sales and Adjusted EBITDA performance targets are achieved in 2013 and (2) FEP Options with performance-based vesting that will only vest upon the realization of a certain internal rate of return upon the occurrence of a specified event such as a change in control or a qualified initial public offering. The maximum vesting percentage for both OLTAAIP Options and FEP Options is 100%, and the minimum threshold vesting percentage for the FEP Options with performance-based vesting is 33.33%.
(4)	The exercise price of all option awards is the fair market value as of the grant date.
(5)	All options have a ten-year term.
(6)	Mr. Saunders’ restricted shares will vest upon the earlier of August 14, 2014 and a change in control, subject to the vesting condition that the fair market value on the vesting date is at least $38.50 per share.

None of our named executive officers exercised stock options in 2012.

Adjustments to Equity Awards

In connection with the payment of the March 2013 Dividend and this offering, we adjusted the terms of certain outstanding equity awards. The following actions were taken to adjust the named executive officers’ stock options outstanding under the Prior Equity Plan and Mr. Saunders’ Transformation and Retention Grant. See “—Components of Total Compensation for 2012—Long-Term Equity Incentive Awards” for further information on the terms of these awards prior to the adjustments discussed below.

(1) For each option the vesting of which is contingent solely on the performance of services by the option holder, with respect to the named executive officers and other active employees, but not with respect to former employees, we made a cash payment in an amount equal to the product of $3.70 and the number of shares with respect to which such option was vested and exercisable as of March 15, 2013 and reduced the exercise price per share for such number of shares by the same dollar amount. For the unvested portion of each such option, and for each other option held by a named executive officer, current or former employee, we reduced the exercise price per share by $7.40.

(2) We reduced the exercise price of each performance-based FEP Option by $7.40 and each performance-based FEP Option was cancelled effective with respect to the named executive officers and other active employees, but not with respect to former employees as of March 21, 2013. In connection with such cancellation we have agreed to make a cash payment equal to the product of (a) the greater of (x) 33% or (y) the actual vesting percentage determined under the terms of the Prior Plan based on the IRR achieved in connection with the offering (such greater percentage, the “IPO Vesting Percentage”), (b) the number of shares underlying such performance-based FEP Option as of the completion of the offering (the product of the IPO Vesting Percentage and such number of shares, the “IPO Vested Shares”) and (c) the excess of the closing price per share of the common stock as reported on the              on the date of the completion of this offering over the exercise price per share of such performance-based FEP Option (adjusted as described above) (the “Closing Date Cashout Amount”). We will also make a cash payment in respect of each performance-based FEP Option in connection with the first follow-on public offering in an amount equal to the product of (a) the amount, if any, by which the actual vesting percentage determined under the terms of the Prior Plan based on the IRR achieved in connection with the follow-on offering exceeds the IPO Vesting Percentage (the “Follow-On Vesting Percentage”), (b) the number of shares underlying such performance-based FEP Option as of the completion of the offering (the product of the Follow-On Vesting Percentage and such number of shares, the “Follow-On Vested Shares”) and (c) the excess of the closing price per share of the common stock on the date on which the follow-on offering is consummated over the exercise price per share of such performance-based FEP Option (adjusted as described above) (the “Follow-On Offering Cashout Amount”). On the date of the completion of this offering and the date of the consummation of the follow-on offering, respectively, we will grant in respect of each cancelled performance-based FEP Option a new option to purchase a number of shares of the common stock equal to the IPO Vested Shares or the Follow-On Vested Shares, as applicable, at an exercise price equal to the closing price per share of common stock on the date of the completion of this offering or the consummation of the follow-on offering, as applicable. Each such new option will be vested and will remain exercisable for the remainder of the term during which the performance-based FEP Option to which it relates would have remained exercisable, and will be subject to the same terms and conditions as were applicable to such performance-based FEP Option immediately prior to this offering, provided that the new option will be subject to the terms of the New Equity Plan.

Payment of the Closing Date Cashout Amount and the grant of new options on the date of the completion of this offering are subject to this offering occurring on or prior to March 31, 2014. If this offering does not occur prior to such date, the cancellation of the performance-based FEP Options shall not be reversed. Payment of the Follow-On Offering Cashout Amount and the grant of new options on the date of the follow-on offering are subject to this offering occurring on or prior to March 31, 2014 and the follow-on offering occurring on or prior to March 31, 2015.

(3) For each OLTAAIP Option, we reduced the per share exercise price by $7.40.

(4) For each share of restricted stock, we will pay a cash dividend of $7.40 per share subject to, in the same proportion as, and at the time of the vesting of such restricted stock and adjust the market-based vesting condition that is part of Mr. Saunders’ Transformation and Retention Grant by reducing the fair market value threshold from $38.50 to $31.10.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings/(Losses) in Last FY ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
B. Saunders	$150,039	$260,537	$37,130	$0	$672,927
B. Harris	$108,749	$99,653	$28,819	$0	$451,136
J. Barr	$0	$829	$0	$0	$829
D. Wechsler	$27,017	$51,513	$9,226	$0	$143,405
S. Hopkins	$32,650	$36,150	($103)	$0	$68,697

(1)	Registrant Contributions are included in the Summary Compensation Table on page 138.
(2)	Aggregate Earnings are not included in the Summary Compensation Table because we do not provide above-market earnings.

The Executive Deferred Compensation Plan is an unfunded, non-qualified deferred compensation plan that is available to all director-level U.S.-based employees. Eligible participants may elect to contribute up to 50% of annual base salary or 80% of AICP payments. The company conducts an annual enrollment at which time the participant elects the timing of distribution and percentage of their contribution. Distribution elections may be in-service or at retirement. For purposes of this Executive Deferred Compensation Plan, retirement is defined as a termination of employment at or after age 55. If a participant’s employment is terminated prior to age 55, the participant will instead receive a payout of the amount vested in his or her deferred compensation account in the following calendar year.

We make contributions pursuant to the Executive Deferred Compensation Plan consistent with our 401(k) Account Plan matching formula but not subject to the statutory limits that apply to the 401(k) Account Plan. Participants are vested in these company contributions after completing three years of service, and the maximum company contribution level is capped at 10% of eligible earnings.

Our Investment Review Committee determines the investment account choices available under the Executive Deferred Compensation Plan, which mirror the choices available to all U.S.-based employees under the 401(k) Account Plan. Participants select one or more investment accounts in which their deferred compensation will be hypothetically invested. Each participant is credited with an imputed number of shares for each selected investment account, whose value fluctuates in accordance with the actual performance of the investment accounts. Earnings are based on the rate of return as determined by the performance of the investment accounts selected by the participant. Dividends and interest on imputed shares will also be credited to the participant’s investment account. We do not provide above-market earnings.

We have established a rabbi trust to meet the obligations under the plan. In the event of a change of control, all vested balances will be distributed within 15 days thereof.

Potential Payments Upon Termination or Change in Control

The following discussion describes payments and benefits to which the named executive officers would be entitled assuming a termination of employment or change in control occurred on December 29, 2012, the last day of our previous fiscal year. As discussed herein, we have adopted new plans and programs such that the named executive officers’ entitlements would be different if a termination or change in control were to occur after December 29, 2012.

Potential Payments Upon Termination—Named Executive Officers Other Than Mr. Saunders. The named executive officers participate in the Corporate Officer Separation Plan, effective April 28, 2008 (the “Separation Plan”). Under the terms of the Separation Plan, on terminations of employment other than for “cause” or “disability” (each as defined in the Separation Plan), voluntary resignation, early or normal retirement or death, the named executive officers would be entitled to (1) an amount equal to their annual base salaries, paid over the 12-month period following their termination of employment, (2) a pro rata bonus for the year in which the termination of employment occurs, if the termination occurs after June 30, and based on the actual performance for the performance period, and (3) continued coverage under our life insurance policies until the earlier of 12 months after the date of termination of employment and the date on which the named executive officer becomes eligible for life insurance under a subsequent employer’s plan.

Potential Payments Upon Termination—Mr. Saunders. Under the CEO Employment Agreement, upon the termination of Mr. Saunders’ employment for “good reason” or other than for “cause” (each as described in the CEO Employment Agreement), he is entitled to (1) payment of accrued but unused vacation, earned but unpaid base salary, unreimbursed business expenses, and any earned but unpaid bonus within 30 days of termination, (2) a lump-sum severance payment equal to one times his base salary, and (3) a pro rata bonus for the fiscal year of termination based on actual performance and adjusted for the number of days employed in the year of termination. For a termination due to death or disability, only the accrued obligations listed in (1) and the pro rata bonus in (2) will be paid. In all cases, the pro rata bonus will be paid on the date annual bonuses are otherwise paid to the executive officers of the company. Mr. Saunders’ right to receive the severance payment and pro rata bonus is conditioned upon his execution of a full release and waiver of claims in favor of us and complying for the one-year period after termination of employment with agreements not to compete or solicit our employees, customers and suppliers, as well as ongoing non-disclosure and non-disparagement obligations.

Potential Payments Upon or in Connection with a Change in Control

Each of our named executive officers would become entitled to certain payments and benefits, described below, if their employment with us were to terminate in certain circumstances in connection with a change in control of us. We do not provide tax gross-ups on amounts payable in connection with a change of control that are subject to an excise tax on golden parachute payments.

Equity Awards

The Prior Equity Plan. A change in control under the Prior Equity Plan is generally defined as either (1) the sale or disposition, in one or a series of related transactions, of all or substantially all of our assets to a single purchaser or a group of purchasers acting together; or (2) a merger, consolidation or similar transaction where (a) a single purchaser or a group of purchasers working together is or becomes the beneficial owner of a majority of the total voting power of our voting stock, and the Principal Stockholders cease to control our board or (b) persons who were beneficial owners of the outstanding shares immediately prior to the transaction cease to own a majority of the total voting power of our voting stock, and the Principal Stockholders cease to control our board.

In the event of a change in control, time-based options granted on or before November 9, 2011 would vest and become exercisable as of the date of the change in control and time-based options granted after November 9, 2011 would, at the compensation committee’s discretion either (1) vest in part or in full and become exercisable as of the change in control; (2) be exchanged immediately prior to the change in control for new options, equivalent in value, on some or all of the property that is received in exchange for shares in the transaction; (3) be assumed, continued or substituted for options in the acquiror or survivor; or (4) be cancelled immediately prior to the change in control in exchange for a cash amount equal to the excess, if any, of the value received for a share over the exercise price of the time-based option.

In the event of a change in control, and if the Principal Stockholders have disposed of less than 80% of the number of initial number of shares it owned in such change in control, in the event of a subsequent transaction: (1) 33.33% of the performance-based options will vest if the Principal Stockholders achieve an IRR of at least 20% as of and taking into account the change in control; (2) 66.66% of the performance-based options will vest if the Principal Stockholders achieve an IRR of 25% as of and taking into account the change in control; and (3)

100% of the performance-based options will vest if the Principal Stockholders achieve an IRR of 30% as of and taking into account the change in control. If the IRR is between any of the thresholds, the percentage of the performance-based options that will vest will be determined using straight-line interpolation, for active employees.

OLTAAIP Options will vest in full if a change in control occurs in 2013. Options granted to Mr. Wechsler under the December 2012 grant agreement, will immediately vest and become exercisable if a participant’s employment is terminated without cause or for good reason (each as defined in the Prior Equity Plan) within a 24-month period following a change in control.

On a change in control (as defined in the employee shareholders agreement between Mr. Saunders and us, dated March 15, 2010), if the fair market value of a share is at least $38.50 as of the change in control, all 315,000 restricted shares granted to Mr. Saunders under the Transformation and Retention Grant will vest in full.

Executive Deferred Compensation Plan for Post-2004 Deferrals

A change in control is generally defined in the Executive Deferred Compensation Plan for Post-2004 Deferrals as any of (A) the acquisition, in one or a series of related transactions during a 12-month period of beneficial ownership of 35% or more of either (i) our outstanding shares or (ii) the combined voting power of the outstanding voting securities, (B) the incumbent board ceases to constitute at least a majority of the board, or (C) a merger, reorganization, consolidation or similar transaction involving the sale of all or substantially all of our assets, (D) a merger, reorganization, consolidation, statutory share exchange or similar transaction; disposition of all or substantially all of our assets or an acquisition of assets or stock by us or any of our subsidiaries of another entity, unless after such transaction, (i) substantially all the beneficial owners of the outstanding shares and the voting shares immediately before the transaction continue to own more than 50% of the shares of common stock of the surviving corporation in substantially the same proportion as their ownership before the transaction, (ii) no purchaser or group of purchasers working together beneficially owns 35% or more of the outstanding shares of common stock or voting power of the outstanding voting securities, except to the extent such ownership existed prior to the transaction, or (iii) the incumbent board at the execution of the initial agreement or action providing for such transaction constitutes at least a majority of the board in the surviving corporation, and (E) shareholder approval of a complete liquidation or dissolution of us. Upon a change in control, all amounts in a participant’s deferred compensation account will be paid in a cash lump sum within 15 days following the change in control.

Summary of Potential Payments

The following tables summarize the payments that would have been made to our named executive officers upon the occurrence of a qualifying termination of employment or change in control, assuming that each named executive officer’s termination of employment or a change in control occurred on December 29, 2012 (the last business day of our prior fiscal year). Amounts shown do not include (i) accrued but unpaid salary or bonus and vested benefits, and (ii) other benefits earned or accrued by the named executive officer during his or her employment that are available to all salaried employees and that do not discriminate in scope, terms or operations in favor of executive officers.

B. Saunders Employment Termination	Cash Severance Paid as Lump Sum	Pro Rata Bonus [1]	Total
Involuntary other than for cause or Voluntary for Good Reason	$1,100,000	$1,681,701	$2,781,701
Death or Disability	n/a	$1,681,701	$1,681,701

There are no payments due to Mr. Saunders in the event of his resignation (except for good reason) or due to a termination for cause.

Involuntary Termination Other Than For Cause	Cash Severance Paid Over Time	Pro Rata Bonus [1]	Cost of Life Insurance Continuance [2]	Total
B. Harris	$530,500	$483,021	$2,380	$1,015,901
J. Barr	$475,000	$261,652	$1,182	$737,834
D. Wechsler	$495,000	$436,590	$1,177	$932,767
S. Hopkins	$422,000	$379,764	$3,043	$804,807

1	Represents named executive officers’ target bonus on eligible 2012 compensation and actual company funding results as would have been calculated per the AICP for 2012.
2	Cost of life insurance reflects the cost to continue the coverage chosen by the named executive officer for 2012. Such insurance includes basic life coverage and may also include additional coverage for the executive, their spouse or dependents.

Change in Control	Acceleration of Unvested Stock Options and Restricted Shares [3]
B. Saunders [4]	$23,229,484
B. Harris	$2,942,457
J. Barr	$1,099,811
D. Wechsler [5]	$2,944,351
S. Hopkins	$2,193,774

3	Reflects the acceleration of 100% of unvested time-based FEP Options and 66.67% of the OLTAAIP Options. Based on the per share fair market value as of December 31, 2012 the internal rate of rate required for minimum vesting of the performance-based FEP Options would not have been met and therefore no vesting is included. The amounts shown in respect of options assume that the options are cashed out for a payment equal to the difference between the fair market value as of December 31, 2012 and the per share exercise price of the options.
4	In addition to the vesting of options described in 3 above, reflects the cash value of 100% vesting of Mr. Saunders’ 315,000 restricted shares.
5	Mr. Wechsler’s amount assumes no value for any acceleration of his December 2012 option award. The December 31, 2012 fair market value is the same as the option exercise price therefore no value is derived even if the double trigger requirement is met.

DIRECTOR COMPENSATION

Currently, no directors receive any cash compensation for their participation on the board or committees of the board. Instead, under a compensation program designed by the Principal Stockholders, independent directors received a one-time grant of 100,000 stock options upon their appointment to the board. The options were granted at fair market value and vest 20% per year over five years. No compensation was granted to directors in 2012.

We expect that upon completion of this offering, the nominating and governance committee will provide a competitive compensation package for each of our independent directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Pursuant to our related party transaction written policy, directors (including director nominees), executive officers and employees are required to report any transactions or circumstances that may create or appear to create a conflict between the personal interests of the individual and our interests, regardless of the amount involved. The audit committee of the board of directors, which is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, considers various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee reviews, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

Prior to the adoption of the written policy, our board of directors used similar processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related party transactions and then determined, based on the facts and circumstances, whether we or a related person had a direct or indirect material interest in these transactions. When considering potential transactions involving a related party, our officers notified our board of directors of the proposed transaction, provided a brief background of the transaction and scheduled a meeting with the board of directors to review the matter. At such meetings, our CEO, CFO and other members of management, as appropriate, provided information to the board of directors regarding the proposed transaction, after which the board of directors and management discussed the transaction and the implications of engaging a related party as opposed to an unrelated third party. If the board of directors (or specified directors as required by applicable legal requirements) determined that the transaction was in our best interests, it voted to approve entering into the transaction with the applicable related party.

Other than compensation agreements and other arrangements which are described under “Compensation Discussion and Analysis” and the transactions described below, since January 1, 2012, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Shareholders’ Agreement

On October 26, 2007, we entered into the Shareholders’ Agreement with certain affiliates of Warburg Pincus and WCAS. Our Shareholders’ Agreement provides that, for so long as the Shareholders’ Agreement is in effect, we and the Principal Stockholders are required to take all actions reasonably necessary, subject to applicable regulatory and stock exchange listing requirements (including director independence requirements), to cause the membership of the board and any committees of the board to be consistent with the terms of the agreement.

In accordance with the Shareholders’ Agreement, Warburg Pincus has designated Mr. Carney and Ms. Weatherman to our board of directors and WCAS has designated Mr. Mackesy to our board of directors.

Registration Rights Agreement

On October 26, 2007, we entered into a registration rights agreement with certain direct and indirect holders (the “Holders”) of our common stock, including our Principal Stockholders. Pursuant to the registration rights agreement, we have agreed to register the sale of these shares of our common stock and other registrable securities under certain circumstances.

Demand Registration Rights

At any time after 180 days following our initial public offering, Warburg Pincus can request that we register all or part of its shares of common stock in accordance with the Securities Act and the registration rights agreement. Warburg Pincus is entitled to request unlimited demand registrations, but not more than two long-form registrations on Form S-1 in any 12-month period.

Beginning 12 months after our initial public offering, either WCAS or WP Prism Bridge Co-Invest LLC (the “Bridge Holder”) can request that we register all or part of their shares of common stock in accordance with the Securities Act and the registration rights agreement. We can preempt such demand registration if, not more than 30 days prior to receipt of such request, we have taken certain steps towards a primary offering of equity securities. We are only entitled to exercise our right to preemption once in any 12-month period. WCAS and the Bridge Holder each have the right to request two demand registrations.

After a demand registration request, we will provide written notice of the request to all Holders, who can request within ten days of such notice that we include their shares in the registration. We have the right to delay the filing or initial effectiveness of, or suspend the use of, the registration statement filed or to be filed in connection with an exercise of registration rights for a reasonable period of time (not exceeding 30 days on any one occasion or more than one time during any 12-month period) if we determine that there is a legitimate business purpose for not making certain disclosures that would be required by the registration statement. In no event will we be required to effect more than three demand registrations in any 12-month period. The value of shares that Warburg Pincus, WCAS or the Bridge Holder propose to sell in any demand registration must be at least $50,000,000 or 100% of the shares then held by the requesting Holder (if the value of such shares is less than $50,000,000).

Shelf Registration Rights

Warburg Pincus may request that we register all shares of common stock held by the Holders for resale on either Form S-1 or Form S-3 (the “Shelf Registration Statement”). We will then be required to use our reasonable best efforts to keep the Shelf Registration Statement continuously effective until the earlier of (1) the date on which all shares covered by such registration have been sold or (2) the date on which each of the Holders of our shares is permitted to sell its shares without registration pursuant to Rule 144 under the Securities Act without limitation, subject to our right to suspend the use of the Shelf Registration Statement for a reasonable period of time (not exceeding 30 days on any one occasion or more than one time during any 12-month period) if we determine that there is a legitimate business purpose for not making certain disclosures that would be required by the Shelf Registration Statement.

Piggyback Registration Rights

If, at any time after our initial public offering, we propose to file a registration statement under the Securities Act with respect to an offering of common stock (subject to certain other exceptions), then we must give at least 45 days’ written notice prior to the anticipated filing date to the Holders to allow them to include a specified number of their shares in that registration statement.

Conditions; Indemnification; Expenses

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay a registration statement under certain circumstances. Under the registration rights agreement, we have agreed to indemnify the Holders and their members, partners, officers, directors, shareholders, employees, advisors, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of our common stock, unless such liability arose from the Holder’s misstatement or omission, and the Holders have agreed to indemnify us against all losses caused by their misstatements or omissions. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, and the Holders will pay their portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of their shares.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of March 18, 2013 regarding the beneficial ownership of our common stock by:

•	each person or group who beneficially owns more than 5% of our outstanding shares of common stock;

•	each selling stockholder;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the beneficial owner.

The percentage of beneficial ownership is based on 104,371,950 shares of common stock outstanding prior to this offering, and              shares of common stock to be outstanding after the completion of this offering. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Bausch & Lomb Holdings Incorporated, Global Eye Health Center, 1400 North Goodman Street, Rochester, NY 14609.

			After this Offering
	Prior to this Offering		Assuming Underwriters’ Over-Allotment Option is Not Exercised		Assuming Underwriters’ Over-Allotment Option is Exercised in Full
	Number of Shares Beneficially Owned		Number of Shares Beneficially Owned		Number of Shares Beneficially Owned
Name	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
5% Stockholders
Warburg Pincus Private Equity IX, L.P. (1)	31,583,114	30.3%
Warburg Pincus Private Equity X, L.P. (1)	30,604,037	29.3%
Warburg Pincus X Partners, L.P. (1)	979,077	*
WP Prism Co-Invest A LLC (1)	11,333,607	10.9%
WP Prism Co-Invest B LLC (1)	212,500	*
WP Prism Co-Invest C LLC (1)	1,562,830	1.5%
WP Prism Co-Invest D LLC (1)	2,500,000	2.4%
WP Prism Bridge Co-Invest LLC (1)	7,895,778	7.6%
WP Prism Co-Invest, L.P. (1)	4,211,082	4.0%
Warburg Pincus (total)	90,882,025	87.1%

Welsh, Carson, Anderson & Stowe X, L.P. (2)	11,332,715	10.9%
WCAS Prism Co-Investors, LLC (2)	247,760	*

WCAS (total)	11,580,475	11.1%

Total	102,462,500	98.2%

Named Executive Officers and Directors
Brent L. Saunders (3)	841,649	*
Robert Bertolini	232,000	*
Brian J. Harris (4)	304,707	*
John R. Barr (5)	39,060	*
Daniel M. Wechsler (6)	96,650	*
Sheila A. Hopkins (7)	49,557	*
Fred Hassan (8)	296,957	*
Sean D. Carney	—	—
D. Scott Mackesy	—	—
Richard F. Wallman (9)	420,000	*
Elizabeth H. Weatherman	—	—
All Executive Officers and Directors as a Group (20 Persons) (10)	3,456,042	3.25%

*	Less than 1%

(1)	The stockholders are Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (together with WP X, the “WP X Funds”), WP Prism Co-Invest A LLC, a Delaware limited liability company (“WP Co-Invest A”), WP Prism Co-Invest B LLC, a Delaware limited liability company (“WP Co-Invest B”), WP Prism Co-Invest C LLC, a Delaware limited liability company (“WP Co-Invest C”), WP Prism Co-Invest D LLC, a Delaware limited liability company (“WP Co-Invest D”), WP Prism Bridge Co-Invest LLC, a Delaware limited liability company (together with WP Co-Invest A, WP Co-Invest B, WP Co-Invest C and WP Co-Invest D, the “WP Prism Co-Invest Entities”) and WP Prism Co-Invest, L.P. a Delaware limited partnership. The general partner of the WP X Funds is Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”), and Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) is the general partner of WP X LP. The general partner of WP IX is Warburg Pincus IX, LLC, a New York liability company (“WP IX LLC”). Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), is the sole member of WP X LLC and WP IX LLC. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WP Partners. Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of each of the WP X Funds and WP IX. WP Prism Manager LLC (“WP Prism Manager”), a Delaware limited liability company, is the managing member of the WP Prism Co-Invest Entities and the general partner of WP Prism Co-Invest LP. WP LLC is the managing member of WP Prism Manager. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017. Mr. Carney, Mr. Hassan and Ms. Weatherman, each a director of the Company, are Partners of WP and a Member and Managing Director of WP LLC. All shares indicated as owned by Mr. Carney, Mr. Hassan and Ms. Weatherman are included because of their affiliation with the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC, and together may be deemed to control the Warburg Pincus entities. Messrs. Kaye, Landy, Carney, Hassan and Ms. Weatherman disclaim beneficial ownership of all shares held by the Warburg Pincus entities.
(2)	The stockholders are Welsh, Carson, Anderson & Stowe X, L.P., a Delaware limited partnership (“WCAS X”) and WCAS Prism Co-Investors, LLC (“WCAS Prism”). WCAS X Associates LLC (“X Associates”) is the general partner of WCAS X. The managing members of X Associates are Russell Carson, Bruce Anderson, Patrick Welsh, Anthony de Nicola, Paul Queally, Jonathan Rather, D. Scott Mackesy, John Clark, Sanjay Swani, Sean Traynor, Michael Donovan, Brian Regan, Tom Scully, Anthony Ecock and Eric Lee. The managing member of WCAS Prism is WCAS Management Corporation (a Delaware S Corporation). WCAS Prism is a vehicle created to accommodate a portion of the mandatory general partner co-investment as well as co-investments from WCAS Management Corporation and select former and current consultants of Welsh, Carson, Anderson & Stowe. Each of the following individuals are shareholders of WCAS Management Corporation: Patrick Welsh, Russell Carson, Bruce Anderson and Jonathan Rather. D. Scott Mackesy is a Vice President of WCAS Management Corporation. The address of the WCAS entities is 320 Park Avenue, Suite 2500, New York, New York 10022. Patrick Welsh, Russell Carson, Bruce Anderson, Jonathan Rather and D. Scott Mackesy expressly disclaim beneficial ownership with respect to any shares of common stock in which he does not have a pecuniary interest.
(3)	438,649 shares of common stock reflect options that are currently exercisable for shares of common stock.
(4)	233,946 shares of common stock reflect options that are currently exercisable for shares of common stock.
(5)	29,060 shares of common stock reflect options that are currently exercisable for shares of common stock.
(6)	94,650 shares of common stock reflect options that are currently exercisable for shares of common stock.
(7)	47,944 shares of common stock reflect options that are currently exercisable for shares of common stock.
(8)	60,000 shares of common stock reflect options that are currently exercisable for shares of common stock.
(9)	100,000 shares of common stock reflect options that are currently exercisable for shares of common stock.
(10)	Includes options that are currently exercisable for shares of common stock as described in footnotes (3)-(9). In the event the overallotment is exercised in full, the directors and executive officers as a group would beneficially own shares of common stock or % of common stock after this offering, including an aggregate of shares subject to options exercisable within 60 days of March 18, 2013.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our Certificate of Incorporation and By-Laws. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our Certificate of Incorporation and By-Laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The summary below is qualified in its entirety by reference to our Certificate of Incorporation and By-Laws. The terms of these securities may also be affected by the DGCL.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

Authorized Capitalization

Our capital structure consists of 450,000,000 authorized shares of common stock, par value $0.01 per share, and 50,000,000 authorized shares of preferred stock, par value $0.01 per share. Upon completion of this offering, there will be              outstanding shares of common stock, assuming no exercise of the underwriters’ overallotment option, and no outstanding shares of preferred stock.

Common Stock

As of                     , 2013, there were approximately              holders of record of our common stock.

The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by shareholders, subject to the restrictions described below under the caption “—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law.”

Our Certificate of Incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock has any preemptive right to subscribe for any shares of capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

No shares of our preferred stock are currently outstanding. Under our Certificate of Incorporation, our board of directors, without further action by our shareholders, is authorized to issue shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Shareholders’ Agreement

For a description of the Shareholders’ Agreement that we have entered into with our Principal Stockholders, see “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Registration Rights Agreement

For a description of the registration rights agreement that we have entered into with our Principal Stockholders, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law

Our Certificate of Incorporation and By-Laws will contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control. These provisions include:

We anticipate opting out of the provisions of Section 203 of the DGCL, which regulates corporate takeovers until such time as Warburg Pincus and, subject to certain exceptions, its direct and indirect transferees and their respective affiliates and successors, as well as any group (within the meaning of Rule 13d-5 of the Exchange Act) that includes any of the foregoing persons or entities, do not beneficially own at least 15% of our common stock. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on a stock exchange, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Certificate of Incorporation and By-Laws Provisions. Our Certificate of Incorporation and By-Laws will be amended before the initial public offering. Our Certificate of Incorporation and By-Laws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. These provisions are summarized in the following paragraphs.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 450,000,000 shares of common stock and 50,000,000 shares of preferred stock. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek shareholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meetings of Shareholders. Our By-Laws provide that special meetings of our shareholders may be called only by our board of directors, except when the DGCL confers the right to fix the date upon shareholders.

Limitation of Liability. Our Certificate of Incorporation limits the liability of our directors (in their capacity as directors) to us or our shareholders to the fullest extent permitted by Delaware law.

Indemnification Arrangements. Our By-Laws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the DGCL. We have also entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the DGCL.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

Listing

Our common stock has been approved for listing on the              under the symbol “            .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have              shares of common stock issued and outstanding (or a maximum of              shares if the underwriters exercise their overallotment option in full). All of the              shares of our common stock (or              shares if the underwriters exercise their overallotment option in full) offered by us and the selling stockholders pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately     % of our outstanding common stock will be held by our Principal Stockholders. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below. Upon completion of this offering, investors holding an aggregate of              shares of common stock, assuming exercise of the underwriters’ overallotment option, have registration rights.

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers, the Principal Stockholders (including the selling stockholders) and certain other stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to do any of the foregoing, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. For additional information, including regarding certain exceptions to which this agreement is subject, see “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Rights Agreement

For a description of the registration rights agreement that we have entered into with our Principal Stockholders, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders. A “Non-U.S. Holder” means:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a person that is otherwise not subject to U.S. federal income tax on a net income basis in respect of such common stock.

This discussion deals only with common stock held as capital assets by Non-U.S. Holders who purchased common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their specific facts and circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment, hold more than 5% of our common stock, certain former citizens or residents of the United States, are a “controlled foreign corporation,” a “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes, or are otherwise subject to special treatment under the Code. This section does not address any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations. You should consult your own tax advisors about the tax consequences of the purchase, ownership, and disposition of our common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

Furthermore, this summary is based on the tax laws of the United States, including the Internal Revenue Code, existing and proposed regulations, administrative and judicial interpretations, all as currently in effect. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below.

Dividends

As discussed in “Dividend Policy,” we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if you are eligible for a lower treaty rate, we and other payers will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless:

•

you have furnished to us or such other payer a valid IRS Form W-8BEN or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments and neither we nor our paying agent (or other payer) have actual knowledge or reason to know to the contrary, and

•

in the case of actual or constructive dividends paid on or after January 1, 2014, if required by the Foreign Account Tax Compliance Act or any intergovernmental agreement enacted pursuant to that law, you or any entity through which you receive such dividends, if required, have provided the withholding agent with certain information with respect to your or the entity’s direct and indirect U.S. owners, and if you hold the common stock through a foreign financial institution, such institution has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution or entity) and you have provided any required information to such institution.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock.

Dividends that are “effectively connected” with your conduct of a trade or business within the United States will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis. We and other payers generally are not required to withhold tax from “effectively connected” dividends, provided that you have furnished to us or another payer a valid IRS Form W-8ECI (or an acceptable substitute form) upon which you represent, under penalties of perjury, that you are a non-U.S. person and that the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your trade or business in the United States (as discussed under “—Dividends” above),

•

in the case of an individual who holds the common stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition, and certain other conditions are met, or

•

we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of the disposition, more than 5% of our common stock.

In the case of the sale or disposition of common stock on or after January 1, 2017, you may be subject to a 30% withholding tax on the gross proceeds of the sale or disposition unless the requirements described in the last bullet point under “—Dividends” above are satisfied. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock and the potential for a refund or credit in the case of any withholding tax.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required.

Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

You may be subject to backup withholding for dividends paid to you unless you certify under penalty of perjury that you are a Non-U.S. holder or otherwise establish an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint book running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the front cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC.
UBS Securities LLC

Total

The underwriters are committed to purchase all of the shares of our common stock offered if they purchase any shares, other than the common stock covered by the overallotment option described below unless and until the overallotment option is exercised. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated in certain circumstances.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the front cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of our common stock offered in this offering.

Pursuant to the underwriting agreement, the underwriters have an option to buy up to              additional shares of our common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. For information concerning the selling stockholders who have granted this overallotment option to the underwriters, see “Principal and Selling Stockholders.” To the extent this overallotment option is exercised for a number of shares of our common stock less than the full amount of the overallotment option, the selling stockholders who will provide shares to be sold pursuant to this option will provide such shares proportionally. The underwriters have 30 days from the date of this prospectus to exercise this overallotment option. If any shares are purchased with this overallotment option, the underwriters will purchase those shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us or to the selling stockholders per share of our common stock. The underwriting fee

is $         per share. The following table shows the per share and total underwriting discount assuming both no exercise and full exercise of the underwriters’ overallotment option.

	Per share		Total
	Without overallot- ment option exercise	With full overallot- ment option exercise	Without overallot- ment option exercise	With full overallot- ment option exercise
Underwriting discount paid by us	$	$	$	$
Underwriting discount paid by the selling stockholders	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $         million, and will be paid by us.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, for a period of 180 days after the date of this prospectus, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities (whether any such transaction described in clause (i) or (ii) above is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written consent of each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our stock plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, our executive officers, the Principal Stockholders (including the selling stockholders) and substantially all our other stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and the Principal Stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any such offer, sale, pledge or disposition or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities (whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise) or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We, and the selling stockholders to a limited extent, have agreed to indemnify the underwriters and              in its capacity as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act.

We intend to apply to list our common stock on the              under the symbol “            .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option referred to above, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their overallotment option referred to above. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the             , in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of our common stock will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For instance, affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Morgan Stanley & Co. LLC and UBS Securities LLC are lenders under our senior secured credit facility, and affiliates of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Morgan Stanley & Co. LLC and UBS Securities LLC are lenders under our credit facilities. Based on amounts outstanding as of the date of this prospectus, and assuming the $700 million borrowed under the senior unsecured term loan facility in the March 2013 Financing is repaid in full, such affiliates would receive, in the aggregate, approximately $         from this offering upon such repayment. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

The offering is being conducted in accordance with the applicable provisions of Rule 5121 of the FINRA Conduct Rules because certain of the underwriters will have a “conflict of interest” pursuant to Rule 5121(f)(5)(C)(i). Affiliates of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. may receive more than 5% of the net proceeds of this offering in connection with the repayment of the $700 million borrowed under the senior unsecured term loan facility in the March 2013 Financing. See “Use of Proceeds.” As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Rule 5121 requires that a “qualified independent underwriter” as defined in Rule 5121 must participate in the preparations of the prospectus and perform its usual standard of diligence with respect to the registration statement and this prospectus. Accordingly,              is assuming the responsibilities of acting as the qualified independent underwriter in the offering.              is receiving $         as consideration for acting as qualified independent underwriter in connection with the offering. We have agreed to indemnify              against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Selling Restrictions

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive, including:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; and

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive. For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1 or -2 or -3 of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere, other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Qatar

The securities have not been and will not be offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. The securities are not and will not be listed on the Qatar Exchange.

This prospectus has not been, and will not be, reviewed or approved by or filed or registered with the Qatar Financial Markets Authority, Qatar Central Bank or the Qatar Financial Centre Regulatory Authority and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (2) where no consideration is given for the transfer or (3) by operation of law.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

United Kingdom

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cravath, Swaine  & Moore LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Bausch & Lomb Holdings Incorporated as of December 29, 2012 and December 31, 2011 and for each of the three years in the period ended December 29, 2012 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of ISTA Pharmaceuticals, Inc. as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 included in this prospectus and registration statement have been so included in reliance on the report of BDO USA LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Technolas Perfect Vision GmbH at December 31, 2012 and 2011, and for each of the two years ended December 31, 2012 and 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

GLOSSARY OF INDUSTRY AND OTHER TERMS

Allergy. Reaction of the body’s immune system to a foreign substance such as pollen, grass or animal dander. When the eyes are affected, which is referred to as ocular allergy, the symptoms typically include redness, itching, and tearing.

Aspheric optics. A complex optical surface profile designed to reduce or eliminate optical aberrations in order to improve visual outcome.

Astigmatism. A lack of sphericity within the optics of the eye. While most commonly originating in the cornea, it may also result from irregularity in the shape of the lens. Astigmatism causes blurry vision that can be corrected with glasses or contact lenses.

Blepharitis. Inflammation of the eyelids near the eyelashes. Blepharitis is a common cause of itching or a feeling of grit in the eyes.

Cataract. A clouding of the lens that occurs naturally over time, which hinders the passage of light through the lens.

Conjunctivitis. An infection or inflammation of the conjunctiva, the clear layer that covers the front of the eye. It is usually caused by allergies, a virus, or a bacterial infection.

Cornea. The transparent outermost layer of the eye covering the iris (the colored part of the eye) and pupil that allows light to enter the eye, permitting sight. It is the major focusing element of the eye.

Diabetic retinopathy. High blood sugar damages blood vessels in the eye. Eventually, weakened blood vessels may overgrow the retina or bleed, threatening vision.

Dry eye. Either the eyes do not produce enough tears, or the tears are of poor quality. Dry eye is often the result of inflammation and can be caused by medical problems such as lupus, scleroderma and Sjogren’s syndrome.

Excimer laser. An instrument that uses ultraviolet light to vaporize and remove tissue from the eye’s surface during vision correction procedures.

Eye care professional. General term encompassing ophthalmologists, optometrists and opticians.

Femtosecond laser. Device that creates ultra-fast bursts of laser energy that precisely target and break apart tissue or other substances at a molecular level, without damaging adjacent areas. Femtosecond lasers are currently used as an alternative to traditional microkeratomes for creating corneal flaps during LASIK surgery, and for the creation of corneal incisions, removing the anterior capsule of the lens and for fragmenting the lens material during cataract surgery.

Glaucoma. Damage to the optic nerve, usually associated with high pressure within the eye. Peripheral vision is lost first, often going undetected for years.

Hydrogels. Soft, water-containing plastics.

Hyperopia (farsightedness). Inability to see near objects clearly. The eye is “too short” for the lens, or certain eye muscles have weakened with age.

Keratitis. Inflammation or infection of the cornea. Keratitis may occur after bacteria or a fungus enters a corneal abrasion.

IOL. Acronym for intraocular lens, an artificial lens that a cataract surgeon places in a patient’s eye after removing the eye’s natural lens.

LASIK. Acronym for Laser in-situ Keratomileusis, a surgical procedure in which a flap is created in a patient’s cornea and the underlying tissue is sculpted with an excimer laser to improve vision.

Macula. Part of the eye near the middle of the retina. The macula provides the ability to see objects with great detail.

Macular degeneration. A loss of central vision as a result of deterioration of the macula.

Microkeratome. A surgical instrument used in LASIK surgery to create the corneal flaps.

Multifocal contact lenses. Contact lens design that includes multiple focal areas to correct vision at different distances. Multifocal contact lenses are designed for people with presbyopia.

Myopia (nearsightedness). Inability to see clearly at a distance. The eye is “too long” for the lens, so light is not focused properly on the retina.

Phacoemulsification. Cataract surgery procedure in which a device with an ultrasonic tip is used to break up a cataract, followed by suction removal of the pieces through a tiny needle.

Presbyopia. A natural occurrence with age in which near vision becomes blurred, making it hard to focus while performing actions that require near vision.

Refractive surgery. Surgical procedure designed to correct vision, with the objective of reducing or eliminating the need for glasses and contact lenses. LASIK is a common type of refractive surgery.

Retina. Photosensitive neural tissue lining the back of the eye. The retina is connected with the brain via the optic nerve, and processes the images necessary for vision.

Retinal Detachment. The retina comes loose from the back of the eye. Trauma and diabetes are common causes of this medical emergency.

Rigid gas permeable contact lenses. Type of contact lens made of firm, breathable plastic that is custom-fit to the shape of the cornea.

Silicone hydrogel contact lenses. New generation of contact lens material that combines silicone with plastic that can transmit greater amounts of oxygen to the surface of the eye than contact lenses made of conventional hydrogel materials. Because silicone itself is oxygen permeable, silicone hydrogel lenses use both their water and polymer content to transmit oxygen to the eye.

SVS. Acronym for single vision spherical contact lenses. SVS lenses are non-specialty contact lenses designed to correct vision impairment associated with myopia or hyperopia.

Toric contact lenses. Contact lenses specifically designed to correct astigmatism.

Viscoelastics. Highly pliable, gel-like materials that facilitate intraocular surgery by providing separation of intraocular structures and providing space for surgical manipulations.

Vitreoretinal surgery. Surgical procedures performed on the retina and the vitreous body (part of the eye between the lens and the retina).

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and amendments to the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or other documents. You may read and copy the registration statement, of which this prospectus is a part, the related exhibits and other material we file with the SEC at the SEC’s public reference room, which is located at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may access the registration statement, of which this prospectus is a part, on the SEC’s website.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the location set forth above or on the SEC’s website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR BAUSCH & LOMB HOLDINGS INCORPORATED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of WP Prism Inc:

In our opinion, based on our audits and the report of other auditors with respect to the December 29, 2012 and December 31, 2011 statements of operations, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of Bausch & Lomb Holdings Incorporated (the “Company,” which as described in Note 1–Basis of Presentation and Summary of Significant Accounting Policies – Company Operations, is legally known as WP Prism Inc.) and its subsidiaries at December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for the years ended December 29, 2012, December 31, 2011, and December 25, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of Technolas Perfect Vision GmbH, an investment accounted for by the Company under the equity method, for which the Company reflected a loss from equity investees of $24 and $18.6 (prior to the amortization of the basis difference of $1.3 and $2.2 resulting from the amortization of the basis difference and a loss on change in ownership) for the years ended December 29, 2012 and December 31, 2011. Those statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union and included a reconciliation to accounting principles generally accepted in the United States of America, were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Technolas Perfect Vision GmbH, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 22, 2013

Rochester, NY

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND DECEMBER 25, 2010

Dollar Amounts in Millions Except Per Share Data	2010	2011	2012
Net Sales	$2,576.9	$2,845.4	$3,037.6
Costs and Expenses
Cost of products sold	1,052.3	1,087.9	1,162.3
Selling, general and administrative	1,128.3	1,209.7	1,410.4
Research and development	220.2	235.4	227.4
Goodwill impairment	139.2	156.0	—

	2,540.0	2,689.0	2,800.1

Operating Income	36.9	156.4	237.5
Other Expense(Income)
Interest expense and other financing costs	180.9	169.3	246.0
Interest and investment income	(3.8)	(3.1)	(4.0)
Foreign currency, net	1.6	9.1	9.8

	178.7	175.3	251.8

Loss before Income Taxes and Equity in Losses of Equity Method Investee	(141.8)	(18.9)	(14.3)
Provision for income taxes	33.4	76.5	27.0
Equity in losses of equity method investee	17.8	20.8	24.1

Net Loss	(193.0)	(116.2)	(65.4)
Net income attributable to noncontrolling interest	3.0	7.7	2.9

Net Loss Attributable to Bausch & Lomb Holdings Incorporated	$(196.0)	$(123.9)	$(68.3)

Basic and Diluted Net Loss Per Share Attributable to Bausch & Lomb Holdings Incorporated	$(1.89)	$(1.19)	$(0.66)
Weighted Average shares outstanding (000s)	103,472	103,889	104,159

Pro forma Basic and Diluted Net Loss Per Share Attributable to Bausch & Lomb Holdings Incorporated (unaudited)
Pro forma Weighted Average shares outstanding (000s) (unaudited)

See Notes to Financial Statements.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND DECEMBER 25, 2010

Dollar Amounts in Millions	2010	2011	2012
Net Loss	$(193.0)	$(116.2)	$(65.4)
Other Comprehensive (Loss) Income
Foreign Currency Translation Adjustments	(21.8)	14.6	(1.0)
Change in Fair Value of Effective Cash Flow Hedges:
Unrealized losses arising in current period	(1.9)	(7.1)	—
Reclassification adjustments for losses included in net income	26.1	4.4	0.8
Income tax (expense) benefit	(7.8)	0.3	2.6

	16.4	(2.4)	3.4

Changes in Defined Benefit Plans:
Net actuarial loss arising in current period	(31.5)	(39.3)	(64.5)
Newly established prior service credit	0.5	—	3.8
Reclassification adjustment for recognized actuarial losses included in net income	15.7	11.9	21.0
Reclassification adjustment for recognized prior service credits included in net income	(4.6)	(4.6)	(4.6)
Income tax benefit	2.0	2.6	2.5
Currency impact	0.5	0.2	(2.1)

	(17.4)	(29.2)	(43.9)

Other Comprehensive Loss	(22.8)	(17.0)	(41.5)

Comprehensive Loss	(215.8)	(133.2)	(106.9)
Comprehensive income attributable to noncontrolling interest	3.4	8.9	3.1

Comprehensive Loss Attributable to Bausch & Lomb Holdings Incorporated	$(219.2)	$(142.1)	$(110.0)

See Notes to Financial Statements.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

BALANCE SHEETS

DECEMBER 29, 2012 AND DECEMBER 31, 2011

Dollar Amounts in Millions - Except Per Share Data	2011	2012	Pro Forma Shareholders’ Equity December 29, 2012 (unaudited)
Assets
Current Assets:
Cash and cash equivalents	$148.5	$359.2	$
Trade receivables, less allowances of $5.1 and $5.5, respectively	506.1	573.8
Inventories	289.0	317.4
Other current assets	170.1	178.0
Deferred income taxes	98.2	128.0

Total Current Assets	1,211.9	1,556.4
Property, Plant and Equipment, net	689.2	718.6
Goodwill	1,250.1	1,391.3
Other Intangibles, net	1,581.1	1,946.0
Other Long-Term Assets	341.8	323.8
Deferred Income Taxes	12.3	20.7

Total Assets	$5,086.4	$5,956.8	$

Liabilities and Shareholders’ Equity
Current Liabilities:
Notes payable	$0.2	$3.0	$
Current portion of debt	106.4	52.3
Accounts payable	121.4	146.3
Accrued compensation	168.3	181.2
Accrued liabilities	429.9	638.3
Dividends payable	—	—
Income taxes payable	25.8	15.1
Deferred income taxes	1.5	0.4

Total Current Liabilities	853.5	1,036.6
Long-Term Debt, less current portion	2,590.9	3,251.4
Pension and Other Benefit Liabilities	232.9	272.8
Other Long-Term Liabilities	8.5	7.7
Income Tax Liabilities	44.3	46.2
Deferred Income Taxes	455.7	532.0

Total Liabilities	4,185.8	5,146.7

Commitments and Contingencies (Notes 15 and 17)
Shareholders’ Equity:
Common Stock, par value $0.01 per share, 450 million shares authorized, 103,998,229 shares issued in 2011, 104,227,439 shares issued in 2012 and million shares issued in 2012 (pro forma)	1.0	1.0
Preferred Stock, par value $0.01 per share, 50 million shares authorized, none issued	—	—
Common Stock in Treasury, at cost, 11,655 shares in 2011 and 9,863 shares in 2012	(0.3)	(0.4)
Capital in Excess of Par Value	2,117.9	2,143.0
Retained Deficit	(1,072.4)	(1,140.7)
Accumulated Other Comprehensive Loss	(166.4)	(208.1)

Total Bausch & Lomb Holdings Incorporated Shareholders’ Equity	879.8	794.8
Noncontrolling interest	20.8	15.3

Total Shareholders’ Equity	900.6	810.1

Total Liabilities and Shareholders’ Equity	$5,086.4	$5,956.8

See Notes to Financial Statements.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND DECEMBER 25, 2010

Dollar Amounts in Millions	2010	2011	2012
Cash Flows from Operating Activities
Net Loss	$(193.0)	$(116.2)	$(65.4)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities
Depreciation	121.4	112.0	114.1
Amortization of intangible assets	82.3	89.1	114.7
Amortization of debt issue costs	11.3	11.4	13.6
Extinguishment of debt	—	—	25.6
Loss on goodwill impairment	139.2	156.0	—
Equity in losses of equity method investee	17.8	20.8	24.1
Stock-based compensation expense	9.6	13.9	18.8
Deferred income taxes	(5.1)	21.3	(30.4)
Gain from sale of non-strategic product lines	(3.2)	—	—
(Gain) loss on retirement of fixed assets	2.7	2.1	(0.4)
Impairment charge on investments	—	1.6	25.0
Non-cash charges related to step-up in carrying value of inventory	—	0.3	22.0
Changes in Assets and Liabilities [1]
Trade receivables	(37.1)	(10.9)	(43.2)
Inventories	(29.4)	(40.1)	(23.1)
Other current assets	(0.4)	(9.8)	11.8
Other long-term assets, including equipment on operating lease	(23.4)	(16.7)	8.4
Accounts payable and accrued liabilities	(4.5)	4.9	129.4
Income taxes payable	0.1	15.3	(17.6)
Other long-term liabilities	(15.7)	10.7	(6.9)

Net Cash Provided by Operating Activities	72.6	265.7	320.5

Cash Flows from Investing Activities
Capital expenditures	(86.7)	(132.2)	(119.8)
Net cash paid for acquisition of businesses and other intangibles	(63.7)	(28.5)	(464.1)
Investment in and advances to TPV joint venture	(14.5)	(56.9)	(25.2)
Cash paid for investment in available-for-sale securities	—	(15.3)	(17.1)
Cash paid for investment in equity securities	(0.8)	(2.3)	(5.0)
Cash received from sale of available-for-sale securities	—	2.2	18.5
Other	4.6	1.0	1.6

Net Cash Used in Investing Activities	(161.1)	(232.0)	(611.1)

Cash Flows from Financing Activities
Proceeds from issuance of short-term debt	153.2	100.5	62.7
Proceeds from issuance of long-term debt	—	—	2,920.8
Early repayment of short-term debt	—	—	(60.0)
Early repayment of long-term debt	—	—	(2,275.9)
Repayment of short-term debt	(50.8)	(114.7)	(68.3)
Repayment of long-term debt	(72.4)	(23.9)	(11.0)
Debt issuance costs paid	—	—	(75.7)
Capital contributions	8.9	7.6	8.8
Repurchase of Common Stock	(1.5)	(3.0)	(2.8)
Exercise of stock options	0.4	1.5	0.1
Other financing costs paid	—	—	(0.2)
Net distributions to noncontrolling interest	(4.9)	(4.5)	(8.6)
Net proceeds from notes payable	—	0.2	2.9

Net Cash Provided by (Used in) Financing Activities	32.9	(36.3)	492.8

Effect of exchange rate changes on cash and cash equivalents	1.2	0.7	8.5

Net Change in Cash and Cash Equivalents	(54.4)	(1.9)	210.7
Cash and Cash Equivalents – Beginning of Period	204.8	150.4	148.5

Cash and Cash Equivalents – End of Period	$150.4	$148.5	$359.2

Supplemental Cash Flow Disclosures
Cash paid for interest	$183.6	$164.8	$147.9
Net cash payments for income taxes	43.5	33.9	75.8

[1]	Exclusive of acquisitions and net investment in TPV joint venture.

See Notes to Financial Statements.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND DECEMBER 25, 2010

	Equity Attributable to Bausch & Lomb Holdings Incorporated
Dollar Amounts in Millions	Common and Preferred Stock [1]	Trea- sury Stock	Capital in Excess of Par	Retained Deficit	Accu- mulated Other Compre- hensive Loss	Total Bausch & Lomb Holdings Incor- porated Equity	Noncontrolling Interest	Total
Balance at December 26, 2009	$1.0	$—	$2,080.3	$(752.5)	$(125.0)	$1,203.8	$17.9	$1,221.7
Investment by management, net of repurchases	—	—	7.5	—	—	7.5	—	7.5
Comprehensive (loss) income	—	—	—	(196.0)	(23.2)	(219.2)	3.4	(215.8)
Recognition of equity-based compensation	—	—	9.6	—	—	9.6	—	9.6
Treasury shares issued (67,500 shares)	—	1.4	—	—	—	1.4	—	1.4
Treasury shares repurchased (70,761 shares)	—	(1.5)	—	—	—	(1.5)	—	(1.5)
Stock option exercises	—	—	0.4	—	—	0.4	—	0.4
Noncontrolling interest distributions	—	—	—	—	—	—	(4.9)	(4.9)

Balance at December 25, 2010	$1.0	$(0.1)	$2,097.8	$(948.5)	$(148.2)[2]	$1,002.0	$16.4	$1,018.4
Investment by management, net of repurchases	—	—	4.8	—	—	4.8	—	4.8
Comprehensive (loss) income	—	—	—	(123.9)	(18.2)	(142.1)	8.9	(133.2)
Recognition of equity-based compensation	—	—	13.9	—	—	13.9	—	13.9
Treasury shares issued (104,549 shares)	—	2.8	—	—	—	2.8	—	2.8
Treasury shares repurchased (112,943 shares)	—	(3.0)	—	—	—	(3.0)	—	(3.0)
Stock option exercises	—	—	1.5	—	—	1.5	—	1.5
Noncontrolling interest distributions	—	—	—	—	—	—	(4.5)	(4.5)
Other, including currency	—	—	(0.1)	—	—	(0.1)	—	(0.1)

Balance at December 31, 2011	$1.0	$(0.3)	$2,117.9	$(1,072.4)	$(166.4)[2]	$879.8	$20.8	$900.6
Investment by management, net of repurchases	—	—	6.1	—	—	6.1	—	6.1
Comprehensive (loss) income	—	—	—	(68.3)	(41.7)	(110.0)	3.1	(106.9)
Recognition of equity-based compensation	—	—	18.8	—	—	18.8	—	18.8
Treasury shares issued (114,825 shares)	—	3.9	—	—	—	3.9	—	3.9
Treasury shares repurchased (113,033 shares)	—	(4.0)	—	—	—	(4.0)	—	(4.0)
Stock option exercises	—	—	0.1	—	—	0.1	—	0.1
Noncontrolling interest distributions	—	—	—	—	—	—	(8.6)	(8.6)
Other, including currency	—	—	0.1	—	—	0.1	—	0.1

Balance at December 29, 2012	$1.0	$(0.4)	$2,143.0	$(1,140.7)	$(208.1)[2]	$794.8	$15.3	$810.1

[1]	There were also 50 million shares of $0.01 par value Class A preferred stock authorized, none of which were issued.
[2]

Accumulated other comprehensive loss at December 25, 2010 was comprised of the following accumulated loss amounts: minimum additional pension liability, $97.4; currency translation adjustment, $49.9; and net unrealized holding loss, $0.9. Accumulated other comprehensive loss at December 31, 2011 was comprised of the following accumulated loss amounts: minimum additional pension liability, $126.6; currency translation adjustment, $36.4; and net unrealized holding loss, $3.4. Accumulated other comprehensive loss at December 29, 2012 was comprised of the following accumulated loss amounts: minimum additional pension liability, $170.5; and currency translation adjustment, $37.6.

See Notes to Financial Statements.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Millions

1.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations

The Company’s legal name is WP Prism Inc. However, we intend to change our legal name to Bausch & Lomb Holdings Incorporated. Accordingly, we refer to ourselves within these consolidated financial statements as Bausch & Lomb Holdings Incorporated (the Company or Bausch + Lomb) and to these financial statements as those of Bausch & Lomb Holdings Incorporated and its consolidated subsidiaries. Bausch & Lomb Holdings Incorporated and its consolidated subsidiaries (the Company or Bausch + Lomb) is a leader in the development, manufacture and marketing of eye health products, including contact lenses, contact lens care solutions, pharmaceuticals and ophthalmic surgical products.

Merger Transaction

On October 26, 2007, Bausch & Lomb Holdings Incorporated’s (Holdco) wholly owned operating subsidiary, Bausch & Lomb Incorporated (Opco), was acquired by investment funds affiliated with or managed by Warburg Pincus, LLC and Welsh, Carson, Anderson & Stowe (the Transaction). To effect the Transaction, WP Prism Merger Sub Inc., a New York corporation and the Company’s wholly owned subsidiary, merged with and into Opco. Opco continued as the surviving company after the merger. Although Opco continued as the same legal entity after the Transaction, the Transaction resulted in a new basis of accounting.

Principles of Consolidation

The Company’s fiscal year is the 52- or 53-week period ending the last Saturday in December. The financial statements include all majority-owned and controlled U.S. and non-U.S. subsidiaries. Intercompany accounts, transactions and profits are eliminated.

The consolidation of non-wholly owned subsidiaries results in the recognition of noncontrolling interest on the Balance Sheets, Statements of Operations and Statements of Comprehensive Income representing the shareholders’ noncontrolling interest in the net assets and net income (loss) and other comprehensive income of such subsidiaries. The noncontrolling interest at the end of 2012 and 2011 represented outside interests in non-U.S. commercial and manufacturing joint ventures.

Evaluation of Subsequent Events

The Company evaluates all events or transactions that occur after the balance sheet date through the date of issuance of its financial statements. For the year ended December 29, 2012, subsequent events were evaluated through March 22, 2013.

Pro Forma Loss Per Share and Pro Forma Shareholders’ Equity (unaudited)

On March 15, 2013, Bausch & Lomb Holding Incorporated’s board of directors declared a cash dividend of $7.40 per share on the Company’s outstanding common stock, resulting in total distributions of $772.4 (the “March 2013 Dividend”). The March 2013 Dividend was payable on March 19, 2013. The March 2013 Dividend has been reflected in the pro forma shareholders’ equity as a liability. The number of shares whose proceeds would be necessary to pay the dividend is based on the initial public offering price per share and has been reflected in the pro forma weighted average shares outstanding used to compute pro forma basic and diluted net loss per share.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Reporting

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting, the Company reports its results consistent with the manner in which financial information is viewed by management for decision-making purposes.

Financial information and operating performance are reviewed and resource allocation decisions are made based on a product line structure, by managing the business through three business segments: pharmaceuticals, vision care and surgical products. Other support costs that are not directly associated with one of the three business segments, such as certain manufacturing, research and development and administrative expenses, including corporate, are not allocated to or included in business segment earnings. Additionally, certain significant items (such as costs associated with business realignment and exit activities, goodwill impairment charges, non-cash asset impairment charges and acquisition accounting adjustments) are not included in business segment earnings, even though they may be identified with a specific product line.

Use of Estimates

The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. For example, estimates are used in determining valuation allowances for uncollectible trade receivables, deferred income taxes and tax reserves; in calculating customer rebates and other contra revenue reserves and asset impairment charges; in valuing purchased intangible assets and the goodwill impairment test. Actual results could differ from those estimates.

Mergers and Acquisitions

The Company accounts for mergers and acquisitions in accordance with the provisions of FASB ASC Topic 805, Business Combinations (Topic 805). Topic 805 provides guidance for recognition and measurement of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value. In a business combination, the assets acquired, liabilities assumed and noncontrolling interest in the acquiree are recorded as of the date of the merger or acquisition at their respective fair values with limited exceptions. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. The operating results of the acquired business are reflected in the Company’s consolidated financial statements after the date of the merger or acquisition. If the Company determines that the assets acquired do not meet the definition of a business under the provisions of Topic 805, the transaction will be accounted for as an acquisition of assets rather than a business combination and, therefore, no goodwill will be recorded.

Cash Equivalents

Cash equivalents include time deposits and highly liquid investments with original maturities of three months or less.

Inventories

Inventories are valued at the lower of cost or market, using the first-in, first-out (FIFO) method. Inventories include the cost of raw materials, labor and manufacturing overhead. The Company provides estimated inventory allowances for excess, slow moving and obsolete inventory as well as inventory with carrying values in excess of net realizable value to properly reflect inventory at the lower of cost or market.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment

Property, plant and equipment, including improvements that significantly add to productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed as incurred. Depreciation is calculated for financial reporting purposes using the straight-line method based on the estimated useful lives of the assets as follows: buildings, 30 to 40 years; machinery and equipment, two to ten years; and leasehold improvements, the shorter of the estimated useful life or the lease periods. In accordance with FASB ASC Topic 360, Property, Plant and Equipment (Topic 360), the Company assesses all long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Interest cost capitalization associated with various projects commences with the first expenditure for the project and continues until the project is substantially complete and ready for its intended use.

Goodwill and Other Intangible Assets

In accordance with the provisions of FASB ASC Topic 350, Intangibles – Goodwill and Other (Topic 350), the Company tests goodwill and indefinite lived intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may not be fully recoverable. The Company has elected its October fiscal close date as its annual impairment test measurement date.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of net assets of businesses purchased. The impairment test of goodwill is at a level of reporting referred to as a reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment (also known as a component).

The Company performed a quantitative assessment of all its reporting units in its 2012 impairment test. As the carrying value including goodwill of each of the Company’s reporting units was less than their respective fair values, goodwill was not considered impaired. If the Company used the discount rate that was one percent higher or used an expected long-term growth rate that was one percent lower and reduced each of the multiples used in the market comparable method by 10 percent, such changes would have resulted in the carrying value including goodwill of one of the reporting units, the surgical reporting unit (with approximately 10 percent of the Company’s goodwill), to exceed its fair value by approximately $8.0 or two percent.

During the fourth quarter of 2011, the Company concluded there was an impairment of goodwill related to the surgical segment’s Americas reporting unit. Due to longer than anticipated lead times for the Company to develop new IOLs, competitors introduced new products that captured market share. As a result, the Company recognized an impairment charge of $156.0, which is included in Goodwill Impairment on the Statements of Operations. There were no impairments associated with any of the Company’s other reporting units.

During the fourth quarter of 2010, the Company determined it had adequate data related to the market acceptance of its recently launched higher-margin intraocular lenses (IOLs) to re-evaluate future sales trends. Based on its updated analysis, the Company concluded there was an impairment of goodwill related to the surgical segment’s Europe reporting unit and thus recognized an impairment charge of $139.2, which is included in Goodwill Impairment on the Statements of Operations. The fair values of the Company’s remaining reporting units exceeded their carrying values including goodwill.

Indefinite Lived Intangible Assets

The Company trade name is an indefinite lived intangible asset. The Company completed its 2012 annual impairment test of the Company trade name and determined there was no impairment, as the fair value exceeded its carrying value.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The in-process research and development (IPR&D) intangible assets acquired in the ISTA Pharmaceuticals acquisition are classified as indefinite lived intangible assets until the associated research and development projects are either completed or abandoned. A qualitative assessment of the IPR&D intangible assets concluded that it was not more likely than not that the fair value of the IPR&D intangible assets was less than their carrying amount.

Impairment of Long-lived Assets

In accordance with the provisions of FASB ASC Subtopic 360-10, Property, Plant and Equipment, the Company assesses the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of its asset group may not be recoverable. The assessment is based on the ability to recover the carrying value of the asset from the expected future cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the asset’s carrying value, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Equity Investments

The Company accounts for equity method investments in accordance with FASB ASC Topic 323, Equity Method Investments and Joint Ventures (Topic 323). Under the equity method, investments are carried at cost, plus or minus the Company’s equity in the increases and decreases in the investee’s net assets after the date of the acquisition and certain other adjustments. Cost generally equals the cash payment made by the investor or the fair value of other assets distributed or liabilities incurred by the investor. Topic 323 requires that a difference between the cost of an investment and the amount of underlying equity in net assets of an investee be accounted for as if the investee were a consolidated subsidiary. The difference is referred to as a basis difference and if attributable to depreciable or amortizable assets or liabilities, then the basis difference should be amortized or accreted in connection with the income/loss recognition by the investor. The Company’s share of the net income or loss of the investee is included in Equity in Losses of Equity Method Investee on the Company’s Statements of Operations. Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. The Company determined that its equity method investment in the TPV joint venture was not other than temporarily impaired as of December 29, 2012 and December 31, 2011. On January 25, 2013, the Company acquired the remaining shares of the joint venture. See further discussion in Note 18—Subsequent Events.

Revenue Recognition and Related Provisions and Allowances

The Company’s revenue recognition policy is in accordance with the requirements of FASB ASC Topic 605, Revenue Recognition (Topic 605).

The Company markets products in three segments: pharmaceuticals, vision care and surgical. The Company recognizes revenue for each of these segments when it is realized or realizable and earned and when substantially all the risks and rewards of ownership have transferred to the customer. Revenue is considered realized and earned when persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the Company’s price to its customers is fixed or determinable; and collection of the resulting receivables is reasonably assured.

In addition to the Company’s sales force, distributors and wholesalers are utilized to market and distribute the Company’s products to secondary customers. Revenue from distributors and wholesalers must meet all of the revenue recognition criteria previously discussed. The Company recognizes revenue (net of rebates, discounts, sales allowances and accruals for returns, all of which involve significant estimates and judgments) when the risks and rewards of ownership have transferred but not later than when such inventory is sold to the wholesalers’ or distributors’ customers. Also, as explained in the paragraph below entitled Surgical, the Company offers IOLs to surgeons and hospitals on a consignment basis and recognizes revenue when the IOL is implanted during surgery and not upon shipment to the surgeon.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Within each segment, the Company has established certain customer programs such as rebates to managed health care plans and government entities; contractual pricing allowances; cash discounts; promotional and advertising allowances, and volume discounts; and consumer rebates and coupons. The Company records an estimated reduction to revenue for these programs in accordance with Subtopic 605-50, Revenue Recognition, Customer Payments and Incentives (Subtopic 605-50).

Also, within each segment, the Company has ongoing programs that, under specified conditions, allow customers to return products and, in accordance with Subtopic 605-15, Revenue Recognition, Products, records liabilities for estimated returns and allowances at the time revenue is recognized. The Company’s liability for estimated returns considers sales and returns information, the impact of new product launches, the entry of a competitor, product rationalization and the various terms and arrangements offered, including sales with extended credit terms.

The Company maintains provisions for uncollectible accounts based upon historical experience and the financial condition of the customer. The Company continuously analyzes and monitors customer account activity and, when it becomes aware of a specific customer’s inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or deterioration in the customer’s overall financial condition, records a specific provision. The Company is experiencing payment delays primarily related to sales to government-owned hospitals in Italy, Spain and Portugal. Sales to these customers represented approximately one percent of the Company’s total sales in 2012, 2011 and 2010. Accounts receivable associated with government-owned hospitals in Italy, Spain and Portugal totaled $30.2 and $43.6 at December 29, 2012 and December 31, 2011, respectively, of which $3.7 and $12.7, respectively, were overdue more than one year and were reported in Other Long-Term Assets in the accompanying Balance Sheets. These receivables are monitored in accordance with the Company’s accounting policies and are deemed collectable. Amounts billed to customers in sales transactions related to shipping and handling are classified as revenue in accordance with Subtopic 605-45, Revenue Recognition, Principal Agent Considerations.

Some of the Company’s sales programs are unique to a specific product category and are discussed below by business segment.

Pharmaceuticals

The pharmaceuticals product category is exclusive to this segment and includes branded and generic prescription ophthalmic drugs, ocular vitamins, and over-the-counter (OTC) medications. These products are sold predominantly through the Company’s sales force and distributed primarily through wholesalers, with additional sales to independent pharmacies, drug stores, food stores, mass merchandisers, hospitals and third-party distributors. The Company enters into contractual pricing agreements with indirect customers that result in rebates to wholesalers and managed health care plans and rebates for inventory on hand at wholesalers following a price reduction. These rebates and allowances are recorded as a reduction in revenue in accordance with Subtopic 605-50 as the Company does not receive a separable and identifiable benefit. Amounts are estimated based on contractual terms, historical experience, trend analysis and projected market conditions (including analysis of wholesaler or other third-party sell-through or inventory data). The Company also offers manufacturer’s coupons and mail-in rebates to end consumers.

Vision Care

This segment includes contact lenses and lens care product categories. The contact lens category includes traditional, planned replacement disposable, daily disposable, multifocal and toric soft contact lenses and RGP lenses and materials. The lens care category includes multipurpose solutions for soft contact lenses, cleaning and conditioning solutions for RGP lenses, re-wetting drops and saline solutions. These vision care products are sold to licensed eye care professionals, health product retailers, drug stores, mass merchandisers and distributors. Lens

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

care products are also sold to independent pharmacies and food stores. The Company offers co-operative advertising programs within the contact lens and lens care categories. These programs are made available to large retailers and mass merchandisers that provide frequent advertising to their customers. The Company also offers manufacturer’s coupons and mail-in rebates to end consumers. In accordance with Subtopic 605-50, the costs associated with the coupons and rebates are recognized at the later of the date at which the related revenue is recognized or the date at which the sales incentive is offered. These programs are recorded as a reduction in revenue as the fair value of the benefit cannot be reasonably estimated or, in the case of coupons and rebates, the Company does not receive a separable and identifiable benefit.

Surgical

This segment includes cataract/vitreoretinal and other ophthalmic product categories. The cataract/vitreoretinal category includes standard and premium IOLs, phacoemulsification and vitreoretinal surgical equipment and related disposable products, hand-held surgical instruments, viscoelastics, other products used in cataract/vitreoretinal surgery and service fees. Surgical products are sold to ophthalmic surgeons, hospitals, ambulatory surgery centers or vision centers, and distributors. In these product categories, the Company will market disposable and consumable products either individually or in combination with equipment. For the sale of multiple-element arrangements whereby equipment is combined with services, including maintenance and other elements, such as supplies, it allocates to and recognizes revenue from the various elements based on average selling prices (determined by analyzing historical selling prices of similar recent unbundled transactions). Also in the cataract/vitreoretinal product category, the Company offers IOLs to surgeons and hospitals on a consignment basis. In accordance with Topic 605, the Company recognizes revenue for consignment inventory when the IOL is implanted during surgery and not upon shipment to the surgeon.

Allowances for Discounts, Contractual Adjustments and Returns

The following table presents the Company’s allowances for discounts, contractual adjustments and returns that reduced gross sales:

	Years Ended
Dollar Amounts in Millions	December 25, 2010	December 31, 2011	December 29, 2012
Gross sales	$3,038.3	$3,416.6	$3,742.1
Chargebacks	139.9	200.9	245.7
Discounts and other contractual adjustments	251.0	302.0	390.3
Returns	70.5	68.3	68.5

Total allowances	$461.4	$571.2	$704.5

Percent of gross sales	15.2%	16.7%	18.8%
Net sales	$2,576.9	$2,845.4	$3,037.6

Reserve balances included in Accrued Liabilities on the Company’s Balance Sheets are as follows:

	Years Ended
Dollar Amounts in Millions	December 25, 2010	December 31, 2011	December 29, 2012
Chargebacks	$18.2	$18.2	$29.2
Discounts and other contractual adjustments	101.8	110.8	159.6
Returns	35.2	40.5	54.3

Total allowances	$155.2	$169.5	$243.1

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising Expense

External costs incurred in producing media advertising are expensed the first time the advertising takes place. At December 29, 2012 and December 31, 2011, $6.3 and $4.2, respectively, of deferred advertising costs (representing primarily production and design costs for advertising to be run in the subsequent fiscal year) were included in other current assets. Advertising expenses during 2012, 2011 and 2010 were $293.6, $273.9 and $252.1, respectively, and were included in SG&A expense.

Research and Development Costs

Internal research and development costs, which are primarily comprised of direct salaries, external consulting fees and occupancy costs, are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed. Where certain milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed as the milestone results are achieved, up to the point of certain regulatory approvals. In the event payments are made to third parties subsequent to certain regulatory approvals, they are either expensed or capitalized depending upon the nature of the payment. For example, royalty payments are expensed, whereas payments to purchase an associated intangible asset are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization (see Note 5—Acquired Intangible Assets).

Legal Fees

Legal fees are expensed as incurred.

Contingent Liabilities

The Company is involved in a variety of claims, complaints and proceedings arising in the ordinary course of business, including but not limited to those relating to litigation matters (e.g., class actions, derivative lawsuits and contract, intellectual property, competitive claims, etc.), environmental matters, and risk management matters (e.g., product and general liability and workers’ compensation, etc.). The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Potential liability is assessed by analyzing the matters using available information. Estimated losses are developed by considering historical settlements, if any, and through an analysis of potential results, assuming a combination of litigation and settlement strategies. As additional information becomes available, the assessments and estimates of potential loss are revised, which could have a material adverse effect on future results of operations, cash flows and financial position in the period or periods in which such change is determined. See Note 17 — Other Matters for further discussion.

Stock-Based Compensation

Stock-based compensation expense and disclosures are dependent on assumptions used in calculating the fair value of each stock option award estimated on the date of grant using the Black-Scholes option pricing model for time-based awards and the Long-term Incentive Plan awards and a Monte Carlo Simulation model for performance-based awards and restricted stock awards. These assumptions include the expected term of the stock option granted, expected volatility (based on the median of the volatilities of its public peers), risk-free interest rates and dividend yield rates. The Company’s estimates of these assumptions typically are based on historical experience and currently available market data. While the Company believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect its future stock-based compensation expense and disclosures.

Share-based compensation cost recognized under FASB ASC Topic 718 Compensation – Stock Compensation (Topic 718) was $18.8 in 2012, $13.9 in 2011 and $9.6 in 2010, and primarily included expense associated with stock options. See Note 11—Employee Stock Plans for further detail on the impact of Topic 718.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency

For subsidiaries outside the United States, the local currency is the functional currency, and translation adjustments are accumulated as a component of other comprehensive income. The accumulated loss balances of currency translation adjustments were $37.6 as of December 29, 2012, $36.4 as of December 31, 2011 and $49.9 as of December 25, 2010.

The Company may mitigate foreign currency exposures related to foreign currency transactions, firm commitments and net assets of certain non-U.S. subsidiaries by entering into foreign exchange forward contracts. Gains and losses associated with currency rate changes on such contracts offsetting foreign currency transactions are recorded in income. The effects of foreign currency transactions, including related forward contracts not designated as hedges, were losses of $9.8, $9.1 and $1.6 in 2012, 2011 and 2010, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, available-for-sale securities, notes payable, investments in equity securities, long-term debt and derivative instruments. FASB ASC Topic 820, Fair Value Measurements and Disclosures (Topic 820) clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date; Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions. Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The carrying value of cash and cash equivalents, trade receivables, available-for-sale securities and notes payable approximates fair value, due to their short maturities. See Note 6—Other Long-Term Investments for the fair value of investments in equity securities, Note 7—Debt for the fair value of long-term debt and Note 8—Derivative Financial Instruments for the fair value of derivative instruments.

Derivative Instruments and Hedging Activity

In accordance with FASB ASC Topic 815, Derivatives and Hedging (Topic 815), the Company records all derivative instruments on the Balance Sheets at their respective fair values. Changes in the fair value of derivatives are recorded each period in current income unless the instruments have been designated as cash flow or net investment hedges, in which case such changes are recorded in other comprehensive income. The Company does not apply hedge accounting to contracts utilized to offset foreign exchange exposures related to recorded foreign currency denominated assets and liabilities because they are marked to market through income at the same time that the exposed asset/liability is remeasured through income; both are recorded in Foreign Currency, Net in the Statements of Operations.

Upon entering into a derivative contract, the Company may designate, as appropriate, the derivative as a fair value hedge, a cash flow hedge, a foreign currency hedge or a hedge of a net investment in a foreign operation. At inception, the Company formally documents the relationship between the hedging instrument and the underlying hedged item, as well as risk management objective and strategy. In addition, the Company assesses, both at inception and on an ongoing basis, whether the derivative used in a hedging transaction is highly effective in offsetting changes in the fair value or cash flow of the respective hedged item. If it is determined that a derivative is no longer highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has numerous investments in foreign subsidiaries, and the net assets of these subsidiaries are exposed to currency exchange rate volatility. To hedge this exposure, the Company may utilize foreign exchange forward contracts. The effective portion of the change in fair value of the hedging instrument is reported in the same manner as the translation adjustment for the hedged subsidiary; namely, reported in the cumulative translation adjustment component of Other Comprehensive Income (“OCI”). The Company evaluates its hedges of net investments in foreign subsidiaries quarterly for effectiveness and adjusts the value of hedge instruments or redesignates the hedging relationship as necessary.

There were no derivative instruments designated as fair value, foreign currency or net investment hedges in any of the periods presented. The Company designated each of its interest rate swap contracts as cash flow hedges through December 31, 2011. On January 1, 2012, the Company de-designated all outstanding interest rate swap agreements as cash flow hedges, as discussed in Note 8—Derivative Financial Instruments. There were no derivative instruments designated as cash flow hedges during the year ended December 29, 2012.

The Company enters into foreign exchange forward contracts, with terms normally lasting less than 12 months, to hedge against foreign currency transaction gains and losses on foreign currency denominated assets and liabilities based on changes in foreign currency spot rates. Although allowable, a hedging relationship for this risk has not been designated, as designation would not achieve different financial reporting results. Foreign exchange forward contracts within this category are carried on the balance sheet at fair value with changes in fair value recorded in income.

Income Taxes

The Company evaluates the recoverability of its deferred tax assets on an ongoing basis. This evaluation includes assessing the available positive and negative evidence to determine whether, based on its judgment, the Company believes it is more likely than not that the assets, or some portion thereof, will not be realized. To the extent the Company believes it is more likely than not that some portion of the deferred tax assets will not be realized, a valuation allowance is recorded. In determining whether, and to what extent, a valuation allowance is required, the Company considers whether it will have sufficient taxable income in the appropriate period and jurisdiction that is also of the appropriate character. Potential sources of taxable income that are evaluated include: (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences; (iii) taxable income in prior carryback years; and (iv) tax planning strategies that would be implemented, if necessary. Should the Company determine that it is no longer more likely than not that the deferred tax assets will not be realized, an adjustment would be required to reduce the valuation allowance. Conversely, if the Company determined that it would be unable to realize its deferred tax assets, an adjustment would be required to increase the valuation allowance. Generally, these changes would result in an adjustment to earnings.

In accordance with FASB ASC Topic 740, Income Taxes (Topic 740), the Company recognizes the financial statement benefit of a tax position only after determining that, based on the relevant tax law, it is more likely than not that the position would ultimately be sustained if challenged by the respective tax authority. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the taxing authority.

In the normal course of business, the Company is regularly audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges include, among other issues, questions regarding the timing and amount of deductions and the allocation of income among various taxing jurisdictions. The Company believes its tax positions comply with applicable tax laws and, if challenged, intends to vigorously defend such positions. As the likelihood of successfully defending many of

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

these positions is uncertain, the Company evaluates these positions in accordance with Topic 740 (see Note 9—Provision for Income Taxes). The Company’s effective tax rate in a given financial statement period could be materially impacted if the Company prevailed in matters for which reserves have been established, or was required to pay amounts in excess of established reserves.

New Accounting Guidance – Recently Adopted

In July 2012, the FASB issued ASU 2012-02, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite lived Intangible Assets for Impairment (ASU 2012-02), which amends the annual impairment test guidance for indefinite lived intangible assets other than goodwill. Previous guidance under Topic 350 required quantitatively testing indefinite lived intangible assets at least annually by calculating and comparing the fair value of the asset to its carrying amount. ASU 2012-02 provides the option of replacing the quantitative test with a qualitative assessment evaluating relevant events and circumstances to determine the likelihood that the asset’s fair value is less than its carrying amount. If the qualitative assessment concludes that it is not more likely than not that the fair value of the asset is less than its carrying amount, the quantitative test will not be required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company adopted this standard for its 2012 annual impairment test. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05), which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the Statement of Shareholders’ Equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income; or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (ASC Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05 (ASU 2011-12), to defer the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. All other provisions of this update, which are to be applied retrospectively, are effective for fiscal years and interim periods within these years beginning after December 15, 2011. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements, as it only requires a change in presentation.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 generally provides a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards (IFRS). Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New Accounting Guidance - Not Yet Adopted

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02), which finalizes the requirements of ASU 2011-05 that were deferred by ASU 2011-12. ASU 2013-02 clarifies how to report the effect of significant reclassifications out of accumulated other comprehensive income. The Company is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2012 and early adoption is permitted. The Company does not believe that the adoption of ASU 2013-02 will have a material impact on its consolidated financial statements as it will only require a change in presentation.

In February 2013, the FASB issued ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force), that provides updated guidance on the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. ASU 2013-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2013, and is to be applied retrospectively for all periods presented for those obligations resulting from joint and several liability arrangements that exist at the beginning of the fiscal year of adoption. Early adoption of ASU 2013-04 is permitted. The Company does not believe that the adoption of ASU 2013-04 will have a material impact on its consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force), which clarifies the applicable guidance for a parent company’s accounting for the release of the cumulative translation adjustment into net income upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. This guidance also clarifies that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. ASU 2013-05 is effective for fiscal years and interim periods within those years beginning after December 15, 2013, and early adoption is permitted. The Company is evaluating the potential impact that the adoption of ASU 2013-05 will have on its consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including ASUs), the American Institute of Certified Public Accountants and the SEC did not, or are not, expected to have a material effect on the Company’s consolidated financial statements.

2.	ACQUISITIONS AND LICENSING AGREEMENTS

Acquisition of ISTA Pharmaceuticals, Inc.

On June 6, 2012, the Company completed the acquisition of ISTA Pharmaceuticals, Inc. (ISTA), a leading pharmaceutical company, under which it acquired all outstanding stock of ISTA for $9.10 per share or $487.5 ($465.5, net of cash acquired). The purchase was financed by $170.0 of borrowings under the Company’s delayed draw term loan facility and cash on-hand. The combination added ISTA’s portfolio of industry-proven allergy drugs, glaucoma drugs, spreading agents and a non-steroidal anti-inflammatory drug to the Company’s complementary portfolio of existing prescription ophthalmology and over-the-counter eye health products.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company accounted for the acquisition in accordance with the requirements under Topic 805, and has recorded the identifiable assets acquired and liabilities assumed at their preliminary estimated fair values as of June 6, 2012. It was determined that several developed products, material in nature to the operations of ISTA, met the criteria for separate recognition as intangible assets apart from goodwill. The value of each identified developed product intangible asset was determined by utilizing an income approach (excess earnings approach). The amount allocated to developed product intangibles will be amortized over a weighted average remaining useful life of 12 years. The discounted cash flow and excess earnings methods under the income approach were used to estimate the fair value of acquired IPR&D. The excess of the net purchase price over the net tangible and intangible assets was recorded as goodwill. The goodwill of $143.5 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Company and ISTA. The goodwill is not tax deductible.

The preliminary fair values of identifiable assets acquired and liabilities assumed were based upon preliminary valuation data and estimates. Amounts related to IPR&D and other long-lived assets, among other items, are subject to change. The Company continues to refine the valuation data and estimates and expects to complete the valuation no later than the first anniversary date of the acquisition. The Company anticipates that adjustments will continue to be made to the fair values of identifiable assets acquired and liabilities assumed and those adjustments may be material.

The allocation of a purchase price of $487.5 as of December 29, 2012 was preliminary as shown below:

Cash	$22.0
Trade receivables	26.5
Inventory	28.0
Property, plant and equipment	9.2
Developed products	418.2
In-process research and development	62.8
Goodwill	143.5
Accounts payable and accrued liabilities	(76.3)
Debt	(48.4)
Current and long-term deferred taxes	(67.0)
Contingent liability [1]	(35.0)
Other assets and liabilities, net	4.0

Total preliminary purchase price allocation	$487.5

[1]

Prior to the acquisition, ISTA received a series of Grand Jury Subpoenas requesting information relating primarily to the marketing and promotion of Xibrom. Discussions to resolve potential civil and criminal claims arising from this matter are underway. An estimated fair value of the loss contingency has been included in Accrued Liabilities on the Company’s Balance Sheets. See further discussion in Note 17—Other Matters.

The Company assumed debt which was related to ISTA’s facility agreement. The liability was paid on June 6, 2012.

The results of operations of ISTA were included in the consolidated financial statements of the Company beginning in June 2012, including net sales of $86.1. ISTA was fully integrated into the Company’s U.S. pharmaceuticals business in 2012. As a result, it is not practicable to determine standalone ISTA earnings.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In-Process Research and Development

As required under GAAP, the Company recorded $62.8 of IPR&D intangible assets, representing research and development projects which at the time of the ISTA acquisition had not reached technological feasibility. The projects are considered indefinite lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of a project, the Company will make a determination as to the remaining useful life of the asset and begin amortization.

The IPR&D intangible assets are associated with three projects including two nasal products and one dry eye product. The products relating to these projects are expected to begin generating sales and positive cash flows in one to four years.

The fair value of the IPR&D intangible assets was determined by using an income approach, through which fair value is estimated based on each asset’s probability adjusted future cash flows, which reflect the different stages of development of each product and associated probability of successful completion. The net cash flows are then discounted to their present value. Actual cash flows are likely to be different than those assumed. All of the IPR&D projects are subject to the inherent risks and uncertainties in new product development. It is possible that the Company will not be able to successfully complete the IPR&D projects and profitably commercialize the underlying product candidates.

Pro Forma Information

The following table presents unaudited supplemental pro forma information for the Company as if the acquisition of ISTA had occurred as of the beginning of fiscal 2011:

	(Unaudited) Year Ended
	2011	2012
Net Sales	$2,997.9	$3,068.9
Net Loss Attributable to Bausch & Lomb Holdings Incorporated	(260.8)	(107.2)

These results include certain adjustments for the years ended December 29, 2012 and December 31, 2011, which are directly attributable to the acquisition:

•

a pro forma loss for the years ended December 29, 2012 and December 31, 2011 was adjusted to include an increase in amortization expense of $15.8 and $38.0, respectively, for the increase in the estimated fair value of intangible assets;

•

a pro forma loss for the year ended December 29, 2012 was adjusted to exclude $21.4 amortization of inventory step-up; pro forma loss for the year ended December 31, 2011 includes an increase in expenses of $21.4 for amortization of inventory step-up;

•

an increase in interest expense due to the Company’s borrowings under the delayed draw term loan to finance the acquisition of $9.6 in 2012 and $23.1 in 2011 and for the amortization of incremental debt issuance costs incurred to finance the acquisition of $0.7 in 2012 and $1.7 in 2011, offset by a decrease in the interest expense recorded by ISTA of $6.8 in 2012 and $7.3 in 2011;

•

a pro forma loss for the year ended December 29, 2012 was adjusted to exclude acquisition costs, including restructuring costs, of $39.2; a pro forma loss for the year ended December 31, 2011 was adjusted to include acquisition costs of $39.2;

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

a pro forma loss for the year ended December 29, 2012 was adjusted to exclude accelerated stock compensation expense of $13.6; a pro forma loss for the year ended December 31, 2011 was adjusted to include accelerated stock compensation expense of $13.6.

•	a decrease in net sales and costs of goods sold to eliminate transactions between the Company and ISTA of $2.3 and $6.7 in 2012 and 2011, respectively;

•

an increase in income tax expense of $21.7 in 2012 and an income tax benefit of $49.8 in 2011, which were computed by applying the statutory tax rates of the relevant jurisdictions to the pro forma adjustments listed above. These tax rates do not reflect the Company’s effective tax rate, which includes other items such as valuation allowance impacts and other tax charges or benefits. The effective tax rate of the combined company may be significantly different than the rates assumed for purposes of preparing the unaudited pro forma condensed consolidated financial statements for a variety of factors. The Company’s tax provision for the year ended December 29, 2012 includes a non-recurring benefit related to the release of valuation allowance as result of taxable temporary differences that were recorded as part of the ISTA acquisition.

The pro forma financial information is not intended to represent or be indicative of the actual results of operations of the Company that would have been reported had the acquisition been completed on December 26, 2010 (the first day of fiscal 2011), nor is it representative of future operating results of the Company. The pro forma information does not include any operating efficiencies or cost savings that the Company may achieve with respect to combining the companies.

The Company recorded $38.7 of SG&A expense for acquisition related costs, such legal, accounting, valuation and other professional services; and integration costs, such as severance.

Acquisition of Laboratorio Pförtner Cornealent SACIF

On December 1, 2011, the Company announced that it acquired 100 percent of the outstanding shares of Laboratorio Pförtner Cornealent SACIF (Laboratorio Pförtner), the controlling entity of Waicon (Waicon), for a purchase price of $21.6 (or $21.5, net of cash acquired). The purchase price reflects a $1.4 working capital adjustment received in the third quarter of 2012 resulting in a decrease to goodwill of approximately $1.0. Waicon is the Argentinean market leader in contact lenses and lens care products. Laboratorio Pförtner retained its retail operation and will continue to operate as an independent company. As a result of the acquisition, the Company became the leading eye health company in Argentina.

The Company accounted for the acquisition in accordance with the requirements under Topic 805 and allocated the purchase price to the net tangible and intangible assets based on estimated fair values as of December 1, 2011. The value of each identified intangible asset was determined by utilizing an income approach (excess earnings approach). The amount allocated to intangibles will be amortized over a weighted average remaining useful life of 20 years. Weighted average remaining useful lives of acquired intangible assets were as follows: technology - 16 years; trade name - 23 years and customer relationships - 20 years. The excess of the net purchase price over the net tangible and intangible assets was recorded as goodwill. The goodwill of $9.3 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Company and Waicon. The goodwill is not tax deductible.

The results of operations of Waicon, including 2012 net sales of $22.0, were included in the consolidated financial statements of the Company beginning in December 2011, and were not material to the Company’s 2012 or 2011 results of operations, cash flows or financial position.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Acquisitions

Acquisition of Certain Distributorships

During the third quarter of 2010, the Company terminated certain distributor agreements in the United Kingdom (UK), Ireland and Turkey and acquired the associated direct pharmaceutical businesses in those countries. Total consideration of approximately $11.4 was given for the purchase of the distributor businesses and was ascribed to intangible assets with amortization periods of three, three and ten years, in the UK, Ireland and Turkey, respectively.

Acquisition of Zirgan

In June 2010, the Company acquired certain assets and U.S. rights for Zirgan from Sirion Therapeutics, Inc. Zirgan was approved by the U.S. Food and Drug Administration (FDA) in 2009 as a topical anti-viral for the treatment of acute herpetic keratitis (corneal ulcers). Consideration of $49.0 paid in June 2010 and $0.5 paid during the third quarter of 2011 was primarily ascribed to an intangible asset with an amortization period of approximately 11 years. In connection with the acquisition, the Company is obligated to pay royalties based on a rate applied to sales of the product.

Licensing Agreements

Worldwide Licensing Agreement with Exela Pharma Sciences

In July 2011, the Company entered into a licensing agreement with Exela Pharma Sciences, LLC (Exela), which granted the Company exclusive rights, under intellectual property owned by Exela, to develop and commercialize generic versions of Alphagan P, a brimonidine tartrate ophthalmic solution for the treatment of ophthalmic diseases, within the United States. Under the terms of the agreement, the Company made an initial payment of $4.0, which was recorded as research and development expense. Also under the terms of the agreement, the Company may be required to make potential development, regulatory and commercialization based milestone and royalty payments over time.

Worldwide Licensing Agreement for Latanoprostene Bunod

In March 2010, the Company entered into a licensing agreement with NicOx, S.A. (NicOx), which granted the Company exclusive worldwide rights to develop and commercialize latanoprostene bunod, a nitric oxide-donating compound for the treatment of glaucoma and ocular hypertension. The terms of the agreement were effective as of March 29, 2010, at which time the Company made an initial payment of $10.0, which was recorded as research and development expense. In March 2012, the Company announced positive top-line results from the phase 2b study with latanoprostene bunod in patients with open-angle glaucoma or ocular hypertension. As a result of these positive results and in accordance with the licensing agreement, the Company made a milestone payment of $10.0 to NicOx which was recorded as research and development expense. The Company initiated a global phase 3 development program for latanoprostene bunod in January 2013. Also under the terms of the agreement, the Company may be required to make potential regulatory, commercialization and sales success-based milestones payments over time. NicOx will receive royalties on the sales of latanoprostene bunod and will have the option to co-promote latanoprostene bunod products in the United States.

Worldwide Licensing Agreement with Santen Pharmaceuticals

In March 2009, the Company signed a licensing agreement with Santen Pharmaceutical Co., Ltd. a global company headquartered in Japan, for the manufacturing and marketing rights to Santen’s hydrophobic acrylic intraocular lens material in all geographic regions except Japan. Total consideration of $15.0 was paid in 2009. An additional payment of $7.5, ascribed to prepaid royalties, was paid in the first quarter of 2011.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	LOSS PER SHARE

Basic loss per share computations are based on the weighted average number of shares of common stock outstanding during the year. As a result of the net loss attributable to Bausch & Lomb Holdings Incorporated for the periods presented below, the Company calculated diluted loss per share using weighted average basic shares outstanding for each period, as utilizing diluted shares would be anti-dilutive to loss per share.

The table below presents the computation of basic and diluted loss per share:

	Years Ended
	December 25, 2010	December 31, 2011	December 29, 2012
Net Loss Attributable to Bausch & Lomb Holdings Incorporated	$(196.0)	$(123.9)	$(68.3)

Weighted Average Basic Shares Outstanding (000s)	103,472	103,889	104,159

Basic and Diluted Net Loss Per Share	$(1.89)	$(1.19)	$(0.66)

4.	GOODWILL

The changes in the carrying amount of goodwill are as follows:

	Pharmaceuticals	Vision Care	Surgical	Total
Balance as of December 25, 2010	$500.9	$582.6	$304.0	$1,387.5
Impairment charge	—	—	(156.0)	(156.0)
Acquisition of Waicon [1]	—	10.3	—	10.3
Other (primarily currency)	0.2	6.3	1.8	8.3

Balance as of December 31, 2011	$501.1	$599.2	$149.8	$1,250.1
Acquisition of ISTA [1]	143.5	—	—	143.5
Waicon valuation adjustments [1]	—	(1.0)	—	(1.0)
Other (primarily currency)	3.7	(5.8)	0.8	(1.3)

Balance as of December 29, 2012	$648.3	$592.4	$150.6	$1,391.3

Balance as of December 31, 2011
Goodwill	$501.1	$599.2	$445.0	$1,545.3
Accumulated impairment losses	—	—	(295.2)	(295.2)

	$501.1	$599.2	$149.8	$1,250.1

Balance as of December 29, 2012
Goodwill	$648.3	$592.4	$445.8	$1,686.5
Accumulated impairment losses	—	—	(295.2)	(295.2)

	$648.3	$592.4	$150.6	$1,391.3

[1]	See further discussion in Note 2—Acquisitions and Licensing Agreements.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	ACQUIRED INTANGIBLE ASSETS

The components of intangible assets as of December 31, 2011 and December 29, 2012 are as follows:

	December 31, 2011			December 29, 2012
	Weighted Average Remaining Amortization Period [1]	Gross Carrying Amount	Accumulated Amortization	Weighted Average Remaining Amortization Period [1]	Gross Carrying Amount	Accumulated Amortization
Company trade name	Indefinite	$755.0	$—	Indefinite	$755.0	$—
Technology [2]	9 years	734.0	235.4	8 years	736.0	299.0
Developed Products [3]	9 years	11.2	2.3	11 years	429.6	25.5
Customer/distributor relationships	15 years	297.1	59.5	14 years	294.1	81.1
Sub-brand trade names	15 years	93.6	21.8	15 years	92.2	26.7
In-Process Research & Development [3]	—	—	—	Indefinite	62.8	—
Other [4]	16 years	11.5	2.3	15 years	11.6	3.0

Total	12 years	$1,902.4	$321.3	11 years	$2,381.3	$435.3

[1]

The Company trade name is an indefinite lived intangible asset and is not amortizable. The IPR&D intangible asset includes three products which will be amortized upon commercialization based upon the expected life of the products. The remaining intangible assets are being amortized on a straight line basis over the expected period of benefit.

[2]

Technology includes the technology and patents, intellectual property and license agreements intangible assets. This category includes $48.5 ascribed to a license agreement for the Zirgan product technology and trademark acquired in June 2010 from Sirion Therapeutics, Inc., and various other licensing agreements and marketing rights.

[3]

In June 2012, the Company recorded intangible assets as a result of the acquisition of ISTA. The intangible assets included $418.2 ascribed to composite developed products and $62.8 ascribed to IPR&D (see Note 2 —Acquisitions and Licensing Agreements).

[4]	Other primarily consists of proprietary databases.

Amortization expense of intangibles for 2012, 2011 and 2010 was $114.7, $89.1 and $82.1, respectively. Total estimated amortization expense for fiscal years 2013 through 2017 is as follows:

Fiscal Year	Amount
2013	$127.4
2014	126.0
2015	125.3
2016	122.8
2017	96.3

6.	OTHER LONG-TERM INVESTMENTS

TPV Joint Venture

On September 5, 2008, the Company entered into a joint venture agreement with 20/10 Perfect Vision AG (the Parties) to establish a joint venture combining the entire assets and operations of 20/10 and the refractive products business of Bausch & Lomb. The joint venture, Technolas Perfect Vision GmbH (hereinafter referred to

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as TPV or the joint venture), was formed effective January 1, 2009. The primary objective of the Parties was to create a laser based corneal refractive company as competitive and cost-effective as possible. The Company has accounted for the formation of the joint venture in accordance with FASB ASC Topic 810—Consolidation. Upon the formation of the joint venture, Bausch & Lomb discontinued consolidation of its refractive products business and accounts for the investment in the joint venture under the equity method in accordance with Topic 323. The Company’s initial investment of $189.1 was $148.0 greater than its underlying equity in net assets of the joint venture due to the basis difference in the carrying amounts of assets contributed to the joint venture by both parties. The investment is included in Other Long-Term Assets on the Company’s Balance Sheets.

In November 2010, the Company and others made additional investments in TPV. The Company’s additional investment was €10.4 ($14.5). As a result of this financing round, the Company’s ownership share of TPV decreased 0.4 percent to 54.1 percent on a fully diluted basis.

During the third quarter of 2011, the Company entered into a definitive agreement with TPV providing the Company with an option to purchase all outstanding and unowned TPV shares based on the achievement of certain milestones and earn-outs. Pursuant to the terms of this share option agreement, the Company contributed €20.0 ($28.4) and was granted the option to purchase all shares of TPV. The payment for the option was recorded in other long-term assets. The loan bears interest at a rate equal to one month EURIBOR plus 700 basis points per annum. The loan matures on the earlier of (a) June 30, 2013 and (b) the closing of a transaction.

In accordance with the share option agreement, the Company also lent TPV an additional €39.6 ($53.8) to be used for working capital purposes. The financing was non-interest bearing. A portion of the financing debt was to be repaid upon the sale of each co-promotion unit; however, this obligation was suspended due to cash flow constraints. Any amounts outstanding would have been due and repayable by June 30, 2013. Advances have been recorded in other long-term assets.

On November 7, 2012, the Company exercised the option. The acquisition was finalized on January 25, 2013. The financing debt of €39.6 was settled concurrent with the acquisition. See further discussion in Note 18—Subsequent Events.

Under the equity method, the results of operations of the joint venture are included in Equity in Losses of Equity Method Investee on the Company’s Statements of Operations. The carrying amount of the investment is adjusted to reflect the Company’s share of TPV’s net earnings and certain other adjustments. During 2012, equity in losses of equity method investee was $24.1, reflecting the Company’s share of TPV’s 2012 net losses and $1.3 amortization of basis difference. During 2011, equity in losses of equity method investee was $20.8, reflecting the Company’s share of TPV’s net loss of $18.6 and $2.2 resulting from a loss on change in ownership and amortization of basis difference. During 2010, equity in losses of equity method investee of $17.8 reflected the Company’s share of TPV’s net loss and amortization of basis difference. The carrying amount of the equity investment, option and advances to TPV as of December 29, 2012 and December 31, 2011 totaled $220.5 and $218.2, respectively. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies—Equity Investments for further discussion regarding equity method investments.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investment in cost method investees

The Company holds investments in equity securities which are accounted for using the cost method of accounting. The carrying amounts of these investments were $1.0 and $26.1 as of December 29, 2012 and December 31, 2011, respectively, and are reported in Other Long-Term Assets in the accompanying Balance Sheets.

In 2012, the Company determined that two of its cost investments were other-than-temporarily impaired due to decreases in projected cash flows caused by delays in development and anticipated regulatory approvals. The fair value of the underlying investments was determined using a discounted cash flow method which the Company considers to be a Level 3 measurement. An impairment charge of $25.0 was recorded. Of the total impairment, $23.0 relates to an equity investment in a privately held company that is developing corneal inlay technology for the treatment of presbyopia.

7.	DEBT

Debt outstanding as of December 31, 2011 and December 29, 2012 was:

			December 31, 2011		December 29, 2012
Type	Maturity	Coupon Interest Rate	Effective Interest Rate at Year End [1]	Amount	Effective Interest Rate at Year End [1]	Amount
U.S. dollar-denominated senior secured term loan [2]	2019	LIBOR + 4.25%	NA	$—	5.6%	$1,915.8
Euro-denominated senior secured term loan [2]	2019	EURIBOR + 4.75%	NA	—	6.0%	602.8
U.S. dollar-denominated delayed draw term loan	2015	LIBOR + 3.75%	NA	—	5.4%	400.0
U.S. dollar-denominated senior secured term loan	2015	LIBOR + 3.25%	4.3%	1,152.0	NA	—
Euro-denominated senior secured term loan	2015	EURIBOR + 3.25%	4.7%	511.7	NA	—
Delayed draw term loan	2015	LIBOR + 3.25%	3.8%	280.5	NA	—
U.S. revolving credit facility	2013	LIBOR + 2.75%	7.7%	50.0	NA	—
Senior notes [2]	2015	9.875%	10.2%	649.2	10.2%	349.7
Japanese yen-denominated revolving credit facility	2013	TIBOR + 0.75%	NA	—	0.9%	23.7
Japanese yen-denominated revolving credit facility	2012	TIBOR + 1.00%	1.2%	42.2	NA	—
Debentures	2028	7.125%	7.2%	11.6	7.2%	11.6
Other	Various	Various		0.1		0.1

				2,697.3		3,303.7
Less current portion				(106.4)		(52.3)

				$2,590.9		$3,251.4

[1]	The effective interest rate includes the impact of coupon interest rate, derivative instruments and debt issuance costs.
[2]	Amounts shown reflect outstanding borrowings net of unamortized original issue discount.
NA	Not applicable.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Opco Senior Secured Credit Facilities

On May 18, 2012, Opco completed a refinancing and upsizing of its former senior secured credit facilities, repaying term and revolving credit loans totaling $1,987.5 and replacing them with a new senior secured financing (referred to collectively as the Opco senior secured credit facilities). The Opco senior secured credit facilities include:

•	a seven-year dollar-denominated senior secured U.S. term loan facility in the aggregate amount of $1,935.0, borrowed in full at the closing date.

•	a seven-year euro-denominated senior secured Dutch term loan facility in the amount of €460.0, borrowed in full at the closing date by the Opco’s Dutch subsidiary.

•

commitments for a three-year $400.0 senior secured delayed draw term loan facility which was undrawn at the closing date. On June 6, 2012, Opco borrowed $170.0 under this facility to partially fund the acquisition of ISTA (see Note 2—Acquisitions and Licensing Agreements, Acquisition of ISTA Pharmaceuticals, Inc.). Subsequently, on August 22, 2012, Opco borrowed an additional $80.0 to partially fund the payment for a portion of its senior notes that were tendered for purchase. The remaining $150.0 of this facility was borrowed on September 24, 2012 as partial prefunding of a November 1, 2012 call of additional senior notes described below.

•

a five-year $500.0 senior secured revolving credit facility which is available in dollars and certain other currencies. This senior secured revolving credit facility includes sub-facilities available for letters of credit and for same-day borrowings, referred to as swing line loans. Other than amounts issued under the letter of credit sub-facility, Opco had not made any borrowings under the revolving credit facility through December 29, 2012. On March 14, 2013 Opco borrowed $45.0 under the facility for working capital purposes. On March 19, 2013, Opco borrowed an additional $100.0 under the facility and subsequently distributed $83.2 to Holdco to fund a portion of the dividend described in Note 18—Subsequent Events.

The Opco senior secured credit facilities contain provisions permitting Opco to, at any time, request additional term or revolving loans or additional term or revolving credit facility commitments so long as its senior secured leverage ratio (as defined in the credit agreement) is equal to or less than 4.5 to 1.0. The lenders under these facilities are not under any obligation to provide such additional loans or commitments, and any additional loans or increase in commitments will be subject to customary conditions precedent. Further, the Opco senior secured credit facilities contain provisions permitting Opco to extend the maturity of the revolving credit facilities and term loans in one or more tranches without further approval from a majority of lenders and to refinance the revolving credit facilities and term loans with one or more new facilities with secured, subordinated or unsecured notes or loans.

Borrowings under the Opco senior secured credit facilities bear interest at a rate per annum equal to an applicable credit spread plus, at Opco’s option:

•

for loans denominated in dollars: (a) LIBOR; or (b) a base rate determined by reference to the greater of (i) the prime rate, (ii) the federal funds effective rate plus one-half of 1 percent and (iii) one-month LIBOR plus 1 percent;

•	for loans denominated in euro: EURIBOR;

•	provided that LIBOR and EURIBOR rates are each subject to a floor equivalent to 1 percent per annum.

In addition to paying interest on the outstanding principal under the Opco senior secured credit facilities, Opco is required to pay a facility fee of 0.5 percent per annum to the lenders under the revolving credit facility,

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

based on the outstanding commitments thereunder (whether drawn or undrawn). Opco also pays customary letter of credit and agency fees.

The credit agreement governing the Opco senior secured term loan facilities requires Opco to prepay outstanding term loans and delayed draw term loans, subject to certain conditions, as follows:

•

commencing in fiscal 2014, 50 percent (which percentage will be reduced to 25 percent and zero percent if Opco’s senior secured leverage ratio is less than certain specified thresholds) of the prior year’s annual excess cash flow (as defined in the credit agreement);

•

100 percent (which percentage will be reduced to 75 percent if Opco’s senior secured leverage ratio is less than a specified threshold) of the net cash proceeds of certain non-ordinary course asset sales and casualty and condemnation events, if Opco does not reinvest those proceeds in assets to be used in its business or toward certain other permitted investments; and

•	100 percent of the net cash proceeds of an incurrence of debt other than debt permitted under the Opco senior secured credit facilities.

There have been no mandatory prepayments to date.

The term loans amortize in an amount equal to one percent per annum of the total amount borrowed, payable in equal quarterly installments beginning in September 2012 for the U.S. and Dutch term loans, and March 2013 for the delayed draw term loan, with any remaining amounts payable in full on the final maturity date.

Opco may voluntarily prepay, in whole or in part, outstanding loans under the Opco senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR or EURIBOR loans. However, if prior to May 18, 2013, the first anniversary of the closing date, Opco prepays or refinances the term loans with long-term bank debt financing for the primary purpose of reducing the effective interest or weighted average yield, it will pay a repricing premium of one percent of the principal amount that is refinanced. Opco has not made any voluntary prepayments of U.S., Dutch, or delayed draw term loans to date.

All obligations under the Opco senior secured credit facilities are unconditionally guaranteed jointly and severally by Holdco and, subject to certain exceptions, each of the existing and future wholly owned domestic subsidiaries of Opco. In addition, all obligations of Opco’s Dutch subsidiary under the current senior secured credit facilities are unconditionally guaranteed jointly and severally by certain material restricted subsidiaries of that subsidiary. All obligations under the Opco senior secured credit facilities, and the guarantees of such obligations, are secured by substantially all of Opco’s assets and the assets of each guarantor, subject to certain customary exceptions and exclusions.

Former Opco Senior Secured Credit Facilities

On October 26, 2007, Opco entered into a credit agreement providing for:

•	a seven-and-one-half-year dollar-denominated senior secured term loan facility in the aggregate amount of $1,200.0, borrowed in full at the closing date.

•	a seven-and-one-half-year euro-denominated senior secured term loan facility in the amount of €408.7, borrowed in full at the closing date by Opco’s Dutch subsidiary.

•	a $300.0 senior secured delayed draw term loan facility which was undrawn at the closing date.

•	a six-year $500.0 senior secured revolving credit facility which was available in dollars and certain other currencies.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All outstanding borrowings under the former senior secured credit facilities were repaid on May 18, 2012 in connection with the closing of the Opco senior secured credit facilities. The Company recorded a $22.4 loss on extinguishment and modification of debt in connection with the repayment of borrowings under the former senior secured credit facility.

Opco Senior Notes

On October 26, 2007, Opco issued $650.0 of senior notes due 2015. The senior notes are unsecured and effectively subordinate in right of payment to borrowings under the Opco senior secured credit facilities. All obligations under the senior notes are unconditionally guaranteed jointly and severally by, subject to certain exceptions, each of Opco’s existing and future wholly owned domestic subsidiaries. Opco may redeem the senior notes, in whole or in part, at an applicable redemption price as specified in the indenture, plus accrued and unpaid interest, if any, to the applicable redemption date. If Opco were to experience certain change of control events, it must offer to repurchase all of the senior notes at 101 percent of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If Opco sells assets under certain circumstances, it will be required to make an offer to purchase the senior notes at a purchase price of 100 percent of the principal amount thereof, plus accrued and unpaid interest to the purchase date.

On July 23, 2012, Opco commenced a tender offer to purchase, for cash, up to $300.0 of the senior notes. Notes with an aggregate principal value of $74.7 were validly tendered and accepted. The payment for the tendered notes was funded with incremental borrowing of $80.0 under the delayed draw term loan facility, along with cash on-hand. The Company recorded a $4.1 loss on extinguishment of debt in connection with the repayment of the tendered senior notes.

On October 1, 2012, Opco notified holders of the senior notes that it would be exercising, on November 1, 2012, its option to redeem $225.3 aggregate principal amount of notes at a price of 102.469 percent of the principal redeemed plus accrued interest. To partially fund this redemption, on September 24, 2012, Opco borrowed $150.0 under the delayed draw term loan facility. The remainder of the redemption price was paid using cash on-hand. The Company recorded a $7.8 loss on extinguishment of debt in connection with the redemption.

Japanese Revolving Credit Facility

Prior to the merger, Opco’s Japanese subsidiary had an outstanding Japanese yen-denominated variable-rate (TIBOR plus 0.3 percent per annum) unsecured term loan facility totaling 5.6 billion Japanese yen. The term loan facility was guaranteed by Opco and was not refinanced as part of the merger. The term loan matured on July 8, 2010, at which time the Japanese subsidiary repaid 2.7 billion Japanese yen using available cash and refinanced 2.9 billion Japanese yen under a newly executed Japanese yen-denominated variable-rate (TIBOR plus 1 percent per annum) asset backed secured revolving credit facility allowing for borrowing up to a maximum of 3.36 billion Japanese yen. Borrowings are secured by an interest in certain eligible accounts receivable and inventory of the subsidiary as defined in the agreement, and are guaranteed by Opco.

The facility had an initial term of one year and is renewable annually. During the second quarter of 2012, the facility was renewed and the new expiration date is July 7, 2013. All terms of the renewed facility were consistent with those of the prior facility, except that the rate on borrowings was reduced to TIBOR plus 0.75 percent per annum as of October 1, 2012.

The terms of the facility contain covenants including requiring the Japanese subsidiary to maintain certain levels of net worth and a maximum inventory turnover ratio. There were no covenant violations in either 2012 or 2011.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Outstanding Debt

As part of the financing of the merger, on September 19, 2007, Opco commenced tender offers to purchase for cash all outstanding tranches of its prior public debt totaling $250.0 and all outstanding convertible notes totaling $160.0, and a solicitation of the note holders to consent to certain amendments to the applicable indentures. The tender offers were conditioned upon the consummation of the merger and the closing of the Opco senior secured credit facilities. As of December 29, 2012 and December 31, 2011, approximately $11.6 of pre-merger debt remained outstanding, essentially all of which matures in 2028.

A number of subsidiary companies outside the United States have credit facilities to meet their liquidity requirements. Borrowings under such agreements were reported as Notes Payable on the Balance Sheets and totaled $3.0 at December 29, 2012 and $0.2 at December 31, 2011. The non-U.S. credit facilities’ covenants require the subsidiary companies to make payments when due and to comply with local laws. There were no covenant violations under the non-U.S. credit facilities during 2012 or 2011.

Covenant Compliance

The Opco senior secured credit facilities contain a number of covenants that, among other things, restrict Opco’s ability and the ability of its Restricted Subsidiaries (as defined in the credit agreement) to incur additional indebtedness; pay dividends on its capital stock or redeem, repurchase or retire its capital stock or indebtedness; make investments, loans, advances or acquisitions; create restrictions on the payment of dividends or other amounts to it from its Restricted Subsidiaries; engage in transactions with its affiliates; sell assets, including capital stock of its subsidiaries; consolidate or merge; create liens; and enter into sale and lease-back transactions. In addition to certain customary affirmative covenants and events of default, the Opco senior secured credit agreement contains a financial covenant for the benefit of the revolving credit lenders only. The financial covenant requires Opco to maintain a maximum ratio of Senior Secured Indebtedness to Consolidated EBITDA, both as defined in the credit agreement (the Senior Secured Leverage Ratio) as of the last day of any fiscal quarter in which any revolving credit or swing line loans were outstanding, or the aggregate outstanding amount of the letters of credit exceeded $75.0. The financial covenant was not applicable for the quarter ended December 29, 2012 because Opco’s outstanding letters of credit did not exceed the $75.0 limit during the quarter, and it had not made any borrowings under the revolving credit facility. Consolidated EBITDA is a material component of this covenant. The indenture governing the 9.875% senior notes contains similar provisions to the Opco credit agreement, except it does not contain a financial covenant. Opco was in compliance with all applicable covenants during the fourth quarter of 2012.

Long-term borrowing maturities during the next five fiscal years are expected to be:

2013	$52.3
2014	29.5
2015	768.5
2016	31.8
2017	25.4

The Company may manage its exposure to changes in interest rates associated with its variable-rate debt by entering into interest rate swap agreements. See Note 8—Derivative Financial Instruments for further discussion.

The fair value of the Company’s long-term debt as of December 29, 2012 and December 31, 2011 was approximately $3,365.6 and $2,686.2, respectively. The fair values were determined in accordance with Topic 820 and fall within Level 2 in the fair value hierarchy, using significant other observable inputs. The measurement was based on the market approach technique. Inputs used to determine the fair value of debt include a combination of

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

market price quotations obtained from several third-party banks or services for the various tranches of outstanding debt. Fair market value is determined using a model which computes an average of the quotations received. For a discussion of the fair value hierarchy and valuation techniques, see Note 8—Derivative Financial Instruments.

8.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative Instruments and Hedging Activity

As a result of its global operating and financing activities, the Company is exposed to changes in interest rates and foreign currency exchange rates that may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposure to changes in interest rates and foreign currency exchange rates primarily through the use of derivatives. The Company enters into financial derivative instruments only for the purpose of managing those risks and thereby reducing volatility in income or cash flow. The Company does not use financial instruments for trading or speculative purposes, nor does it use leveraged financial instruments.

During the periods covered by this report, the Company primarily used foreign exchange forward contracts to mitigate foreign currency transaction exposures and interest rate swaps to mitigate interest rate risk.

Summary of Derivative Instruments Fair Values

The Company measures the fair value of derivative financial instruments in accordance with Topic 820, which, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. The fair value measurements for the Company’s derivative instruments fall within Level 2 in the fair value hierarchy and are based on the income approach valuation technique. The Company does not offset the fair value amounts recognized for derivative financial instruments executed with the same counterparty under master netting arrangements.

The table below presents information concerning the balance sheet classification and fair value of the Company’s derivative instruments.

	December 31, 2011	December 29, 2012
Derivatives Designated as Hedging Instruments
Interest rate contracts:
Accrued liabilities	$(0.8)	$—
Derivatives Not Designated as Hedging Instruments
Foreign currency contracts:
Other current assets	3.2	0.5
Accrued liabilities	(2.0)	(2.7)

Total Fair Value of Derivatives	$0.4	$(2.2)

Interest Rate Risk Management

The Company uses interest rate swap agreements to manage its interest rate exposure and to achieve a desired proportion of variable and fixed rate debt.

In connection with the establishment of the former Opco senior secured credit facilities, the Company simultaneously executed four interest rate swap agreements that were effective December 31, 2007 and converted

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the variable rate LIBOR or EURIBOR component of interest on a portion of the term loans to a fixed rate. Each of the agreements was designated as a cash flow hedge. The last two of these interest rate swap agreements matured on December 31, 2010 and consisted of a $335.0 dollar-denominated agreement and a €110.0 euro-denominated agreement. The dollar-denominated agreement swapped the variable-rate interest on $335.0 of debt to an effective fixed rate of 7.788 percent. The euro-denominated agreement swapped variable-rate interest on a €110.0 tranche of euro-denominated debt to an effective fixed rate of 7.574 percent.

In 2008, the Company entered into three additional interest rate swap agreements that became effective March 31, 2008 and matured on March 31, 2010. Each of the agreements was designated as a cash flow hedge. The first interest rate swap had converted the variable-rate interest on $150.0 delayed draw term loan borrowings to an effective fixed rate of 5.80 percent. The second interest rate swap had converted the variable-rate interest on $500.0 U.S. term loan borrowings to an effective fixed rate of 5.80 percent. The third interest rate swap had converted the variable-rate interest on €180.0 euro-denominated borrowings to an effective fixed rate 7.01 percent.

In August 2010, the Company entered into two additional interest rate swap agreements that became effective September 30, 2010 and matured on September 30, 2012. Each of the agreements swapped eight quarterly LIBOR-based variable-rate interest payments on $200.0 of dollar-denominated floating-rate debt to fixed rates of 4.07 percent and 4.05 percent, respectively.

In November 2010, the Company entered into two additional interest rate swap agreements that became effective December 31, 2010 and were settled on December 28, 2012. Each of the agreements swapped eight quarterly LIBOR-based variable-rate interest payments on $250.0 of dollar-denominated floating-rate debt to a fixed rate of 3.96 percent.

The Company used the change in variable cash flows method to measure the ineffectiveness of the four cash flow hedging derivatives maturing in 2012, which were designated as cash flow hedges through December 31, 2011. On January 1, 2012, the Company de-designated these interest rate swap agreements as cash flow hedges. Accordingly, beginning with the quarter ended March 31, 2012 changes in their fair value were recorded directly to income in the Statements of Operations, and were no longer recorded to OCI. Additionally, all previously unrealized pre-tax losses remaining in accumulated OCI as of the date of de-designation were reclassified to interest expense in the quarter ended March 31, 2012.

Summary of Designated Derivative Instrument Losses

The following table presents the effect of derivative instruments designated as cash flow hedges on the Statements of Operations and Accumulated OCI:

	Years Ended
	December 25, 2010	December 31, 2011	December 29, 2012
Pre-tax Expense Recognized in OCI on Derivatives (Effective Portion)	$1.9	$7.1	$—
Pre-tax Expense Reclassified from Accumulated OCI (Effective Portion) [1]	26.1	4.4	—
Pre-tax (Income) Recognized on Ineffective Portion of Derivatives [1]	(1.3)	—	—
Other Pre-tax Expense Reclassified from Accumulated OCI as a result of cash flow uncertainties associated with refinancing [1]	—	—	0.8

[1]	Classified as Interest Expense and Other Financing Costs on the Statements of Operations.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective portion of the change in the fair value of cash flow hedging derivatives is recorded in OCI and recognized in income in the same periods as the hedged transaction affects income. As of December 31, 2011, unrealized losses associated with cash flow hedges of $3.4, net of tax, were recorded in accumulated OCI. These amounts were classified to income in 2012 since all related interest rate swaps were settled as of December 29, 2012.

Foreign Currency Risk Management

The Company enters into foreign currency derivative instruments primarily to offset foreign currency exposures related to foreign currency transactions. Although allowable, a hedging relationship for this risk has not been designated, as designation would not achieve different financial reporting results. Foreign currency derivative instruments are carried on the balance sheet at fair value with changes in fair value recorded in income. In addition, from time to time the Company may selectively hedge firm commitments that represent both a right and an obligation, mainly for committed purchase orders for foreign-sourced equipment.

As of December 31, 2011 and December 29, 2012, the Company was a party to approximately 40 outstanding foreign currency derivative instruments. The following table is a summary of the Company’s primary hedging positions and corresponding net fair values held:

	December 31, 2011		December 29, 2012
Currency Hedged	Gross Notional Value	Net (Liability) Asset	Gross Notional Value	Net Asset (Liability)
Euro / U.S. Dollar	$30.9	$(0.5)	$71.3	$0.3
Euro / Russian Ruble	14.8	(0.4)	27.6	(0.1)
Euro / Great Britain Pound	47.4	0.9	27.5	(0.5)
Euro / Japanese Yen	17.5	1.7	19.7	(1.9)
U.S. Dollar / Japanese Yen	13.0	—	19.6	—
U.S. Dollar / Canadian Dollar	6.6	—	5.8	—
All others, less than $5 individually	30.0	(0.5)	34.6	—

	$160.2	$1.2	$206.1	$(2.2)

Summary of Non-Designated Derivative Instrument Losses

The following table presents the net (gains) losses associated with foreign currency derivative instruments not designated as cash flow hedges on the Statements of Operations:

	Years Ended
	December 25, 2010	December 31, 2011	December 29, 2012
Caption on Statements of Operations
Foreign currency, net	$(2.2)	$0.8	$(5.9)

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	PROVISION FOR INCOME TAXES

An analysis of the components of (loss) income before income taxes and equity in losses of equity method investee and the related tax provision for (benefit from) income taxes is presented below:

	For the Years Ended
	December 25, 2010	December 31, 2011	December 29, 2012
(Loss) Income before Income Taxes and Equity in Losses of Equity Method Investee
U.S.	$(163.6)	$(199.5)	$(187.9)
Non-U.S.	21.8	180.6	173.6

	$(141.8)	$(18.9)	$(14.3)

(Benefit from) Provision for Income Taxes
U.S. Federal
Current	$(9.7)	$(4.8)	$0.2
Deferred	(3.6)	28.5	(24.1)
U.S. State
Current	(3.5)	(0.7)	(0.4)
Deferred	(0.4)	1.4	(3.1)
Non-U.S.
Current	52.9	61.2	58.0
Deferred	(2.3)	(9.1)	(3.6)

	$33.4	$76.5	$27.0

Reconciliations of income taxes computed by applying the statutory U.S. federal income tax rate to loss before income taxes and equity in losses of equity method investee to the provision for income taxes for continuing operations are as follows:

	For the Years Ended
	December 25, 2010		December 31, 2011		December 29, 2012
	Amount	%	Amount	%	Amount	%
Statutory U.S. tax rate	$(49.6)	35.0%	$(6.6)	35.0%	$(5.0)	35.0%
Changes in valuation allowances	(37.4)	26.4%	8.7	(45.7)%	30.7	(214.7)%
Nondeductible expenses	2.9	(2.0)%	4.6	(24.1)%	5.7	(40.0)%
Foreign, including earnings taxed at different rates	60.0	(42.3)%	14.3	(75.7)%	5.4	(37.4)%
State, net of federal benefit	(1.0)	0.7%	0.1	(0.2)%	(5.5)	38.5%
Deferred charges on intercompany profit	1.0	(0.7)%	(1.6)	8.6%	(5.3)	37.3%
Income tax provision released from AOCI	—	—%	—	—%	2.9	(20.3)%
Tax return and audit adjustments	11.9	(8.4)%	7.6	(40.2)%	(1.8)	12.8%
Impairments of nondeductible goodwill	48.7	(34.4)%	54.6	(288.4)%	—	—%
Research tax credit	(3.2)	2.3%	(5.4)	28.5%	—	—%
Other	0.1	(0.1)%	0.2	(1.5)%	(0.1)	0.2%

	$33.4	(23.5)%	$76.5	(403.7)%	$27.0	(188.6)%

On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the Act), which includes the retroactive extension of the research tax credit that had expired on December 31, 2011, as

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

well as an extension of various other tax provisions. Under the Act, the research tax credit is extended for two years retroactively from January 1, 2012 through December 31, 2013. As the Act was signed into law on January 2, 2013, the effects of the change in the tax law will be recognized as a financial statement event in the financial statement period that includes the date of enactment. The Act is not expected to have a material impact to the Company’s financial statements.

Deferred Tax Assets (Liabilities)

Deferred taxes, detailed below, recognize the expected future tax consequences of events that have been recognized in the financial statements or tax returns. The Company assesses the available positive and negative evidence regarding the recoverability of its deferred tax assets and applies judgment in estimating whether it is more likely than not that its deferred tax assets, or some portion thereof, will not be realized. In general, deferred tax assets, including carryforwards and other attributes, are reviewed for expected realization, and a valuation allowance is established to reduce the assets to their net realizable value. Expected realization is dependent upon sufficient taxable income in the appropriate jurisdiction and period that is also of the appropriate character. Potential sources of taxable income that are evaluated include: (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences; (iii) taxable income in prior carryback years; and (iv) tax planning strategies that would be implemented, if necessary. The Company has evaluated the availability of such taxable income, the nature of its deferred tax assets and the relevant tax laws in determining the net realizable value of its deferred tax assets. The amount of deferred tax assets considered realizable, however, could change materially as a result of future changes in sources of taxable income or future changes in tax laws.

A table summarizing the deferred taxes of the Company is provided below:

	Deferred Taxes December 31, 2011		Deferred Taxes December 29, 2012
	Assets	Liabilities	Assets	Liabilities
Current:
Sales and allowance accruals	$55.4	$—	$75.5	$—
Employee benefits and compensation	35.6	—	38.3	—
Inventories	18.9	—	17.6	—
Tax credit and loss carryforwards	9.8	—	0.7	—
Other accruals[1]	14.9	—	48.6	—
Valuation allowance	(37.9)	—	(53.1)	—

	$96.7	$—	$127.6	$—

Non-current:
Intangibles and amortization	$—	$396.9	$—	$556.5
Tax loss, credit and other carryforwards	305.2	—	424.9	—
Intercompany investments	—	157.5	—	157.7
Employee benefits and compensation	84.3	—	95.9	—
Fixed assets and depreciation	—	30.2	—	30.6
Unremitted earnings of certain subsidiaries	—	68.7	—	88.7
Investments in unconsolidated entities	—	39.3	—	28.9
Other accruals	4.0	—	2.2	—
Valuation allowance	(144.3)	—	(171.9)	—

	249.2	692.6	351.1	862.4

	$345.9	$692.6	$478.7	$862.4

[1]	Other accruals include a deferred tax asset related to the Rembrandt arbitration discussed in Note 17—Other Matters—Rembrandt Arbitration.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 29, 2012, the Company maintained a valuation allowance of $225.0, primarily for tax credits and state and non-U.S. net operating loss carryforwards that are not expected to be utilized. In 2012, the valuation allowance increased by $42.8. Of the $42.8 increase, $30.7 was recorded as a component of income tax expense, $11.5 was recorded to goodwill as a result of the ISTA acquisition, and the remainder was related to currency translation adjustments. The increase in valuation allowance relates primarily to foreign tax credits generated in the current year and state attributes acquired in the ISTA acquisition that, based upon the available evidence, will more likely than not expire unutilized. This increase was partially offset by a reduction in required valuation allowance on general business credits, as a result of taxable temporary differences arising in the ISTA acquisition.

The Company had deferred tax assets related to the following carryforwards at December 29, 2012:

Deferred tax asset carryforwards related to:	As of December 29, 2012	Expires:
U.S. federal tax losses	$192.6	2015 – 2032
U.S. state losses	39.9	2013 – 2032
Non-U.S. losses	4.3	2013 – 2031
Non-U.S. losses – indefinite	7.0	No expiration
U.S. foreign tax credits	112.0	2013 – 2022
Other U.S. federal and state credits	53.1	2013 – 2031
Other U.S. federal and state credits – indefinite	16.6	No expiration
Other non-U.S. credits – indefinite	0.1	No expiration

Of the above deferred tax assets related to U.S. loss and credit carryforwards, $66.5 was generated prior to the Transaction and $17.3 and $80.3 were generated by eyeonics, inc. and ISTA, respectively, prior to acquisition by the Company. The use of pre-Transaction and pre-acquisition operating losses and credits are subject to limitations imposed by the Internal Revenue Code. The Company does not anticipate that these limitations will affect utilization of these carryforwards prior to their expiration. However, if substantial changes in the Company’s ownership occur in the future, there could be an annual limitation on the amount of any carryforwards that can be utilized.

The Company has investments in non-U.S. subsidiaries and corporate joint ventures that it considers permanent in duration. Certain of these investments have outside basis differences for which the Company does not record deferred income taxes because it is not apparent that those basis differences would reverse in the foreseeable future. At December 29, 2012, these basis differences are estimated to be $453.0 and relate primarily to unremitted cumulative earnings and acquisition accounting adjustments recorded in connection with the Transaction. It is not practicable to estimate the amount of additional tax that might be payable on these outside basis differences if such earnings were to be remitted or the subsidiaries were sold or otherwise disposed.

Tax Audits and Litigation

In 1993, the Company formed a partnership, Wilmington Partners L.P. (“Wilmington Partners”), to raise additional financing. Several of the Company’s subsidiaries contributed various assets in exchange for partnership interests. These transactions have been the subject of multiple IRS reviews, starting in 1996. On December 4, 1996, the IRS initiated an audit of Wilmington Partners’s 1993 taxable year, the year in which Wilmington Partners was formed. That audit was completed with a letter dated March 23, 2000, in which the IRS stated that it would make no adjustments to Wilmington Partners’s tax return for the 1993 taxable year. On May 12, 2006, the IRS issued a Notice of Final Partnership Administrative Adjustment (“FPAA”) to Wilmington Partners for its two taxable periods that ended during 1999. The Company challenged the FPAA and the IRS’s proposed assessments and adjustments on various grounds in the Tax Court. On March 8, 2013, the Tax Court issued an Order encouraging the parties to settle the case. The Company expects to engage in settlement discussions with the IRS soon.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has not made any financial provision for the asserted additional taxes, penalties or interest as the Company believes the related tax benefits have met the recognition and full measurement threshold as outlined under FASB ASC Subtopic 740-10-25, Income Taxes – Overall Recognition. Any final resolution of Wilmington Partners’s FPAA proceeding may result in related adjustments to the tax liability of the Company’s subsidiaries that are or were partners in Wilmington Partners. In addition, the Company believes that, to the extent the Company is required to pay any tax for any period covered in this dispute, the deferred tax liability noted below may be adjusted.

The Company recorded a deferred tax liability of $158 to account for the future tax consequences arising in part from intercompany repayment of a note contributed to Wilmington Partners, scheduled to occur in late 2013, and in part from the liquidation of Wilmington Partners, the timing of which is undetermined. The Company believes that, in view of its current U.S. tax attribute position, including net operating losses, neither the repayment of the note nor the liquidation of Wilmington Partners will result in an immediate cash outlay. However, use of such attributes would mean that they are no longer available to offset future taxable income, and could increase cash tax payments in the future. For further detail regarding the status of the partnership and corporate litigation, see Note 17—Other Matters.

On June 18, 2010, the Company effectively settled all but one issue raised by the Internal Revenue Service in its examination of tax years ended 2005 and 2006 with a cash payment of $8.3 in tax and interest. The remaining unagreed issue is an adjustment to capital loss carryforwards originating from the 1999 Wilmington transaction, which is the matter of litigation discussed above.

Unrecognized Tax Benefits

In accordance with Topic 740, the Company recognizes the financial statement benefit of a tax position only after determining that, based on the relevant tax law, it is more likely than not that the position would ultimately be sustained if challenged by the respective tax authority. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the taxing authority.

The Company had $34.9 and $38.7 of unrecognized tax benefits as of December 29, 2012 and December 31, 2011, respectively. Included in the December 29, 2012 balance is $3.7 of tax benefit that, when taken on the tax return, resulted in an increase to tax attributes. In accordance with Topic 740, the Company’s balance sheet does not reflect a deferred tax asset for these attributes or a liability for the unrecognized tax benefit associated with these items. If recognized, $33.9 of unrecognized tax benefits would be recorded as a component of tax expense, with the remainder having no net impact on tax expense due to the existence of the Company’s valuation allowance.

The 2012 net decrease in unrecognized tax benefits was primarily attributable to the reversal of tax reserves due to the favorable resolution of a Federal tax audit that was effectively settled, a favorable decision received from a Brazilian court, and the expiration of sundry statutes of limitation, partially offset by the accrual of additional reserves for various international, U.S. and state tax matters. The 2011 net increase was primarily related to the accrual of additional reserves for various international tax matters and included $1.5 of uncertain tax benefit reclassified from other current liabilities. The 2010 net decrease in unrecognized tax benefits was primarily related to the favorable resolution of tax audits, partially offset by the accrual of additional reserves for various international, U.S. and state tax matters.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the activity related to the Company’s unrecognized tax benefits for the years ended December 25, 2010, December 31, 2011 and December 29, 2012:

	2010	2011	2012
Balance at beginning of year	$45.5	$35.8	$38.7
Gross increases related to current period tax positions	4.2	3.3	4.4
Gross increases related to prior period tax positions	4.7	2.9	2.0
Gross decreases related to prior period tax positions	(11.8)	(1.8)	(7.5)
Decrease related to cash settlements with tax authorities	(0.2)	—	—
Expiration of statute of limitations for the assessment of taxes	(6.4)	(1.8)	(2.7)
Foreign currency translation	(0.2)	0.3	—

Balance at end of year	$35.8	$38.7	$34.9

The Company believes it is reasonably possible that, due to the conclusion of audits and the expiration of statutes of limitation anticipated within the next twelve months, $3.9 of its previously unrecognized tax benefits, primarily related to state and international uncertain tax positions, may become recognized, resulting in an impact to the effective tax rate.

Estimated interest and penalties related to underpayment of income taxes were classified as a component of tax expense in the Statements of Operations, and were a total benefit of $2.3 for the year ended December 29, 2012; expense of $2.2 for the year ended December 31, 2011; and a benefit of $1.0 for the year ended December 25, 2010. In addition, in 2011 $3.5 of interest and penalties were reclassified from other current liabilities to income tax liabilities. Accrued interest and penalties were $15.0 and $17.5 at December 29, 2012 and December 31, 2011, respectively.

The Company conducts business globally and, as a result, files income tax returns with the U.S. federal, state and local and foreign governments. The following table summarizes the open tax years by major jurisdiction as of December 29, 2012:

Open Tax Years
Jurisdiction	Examination in Progress	Examination Not Yet Initiated
United States [1]	2006-2010	2011-2012
Brazil	N/A	2006-2012
Germany [1]	2003-2010	2011-2012
Spain	N/A	2008-2012
France	N/A	2011-2012
China	1999-2008	2009-2012
Ireland	N/A	2008-2012
United Kingdom	N/A	2010-2012
Netherlands	N/A	2011-2012
Japan [1]	N/A	2006-2012
Korea	N/A	2008-2012
India	2006-2011	2012

[1]	Includes federal as well as state or similar local jurisdictions, as applicable.

Based on the outcome of ongoing examinations, tax litigation, settlements, or as a result of changes in tax law, it is reasonably possible that the unrecognized tax benefits for uncertain tax positions will materially change

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

from that which is recorded as of December 29, 2012. In addition, the outcome of these items may materially impact the reported amount of certain deferred tax assets (such as net operating loss or tax credit carryforwards) and related valuation allowance, if any. Given the number of tax years currently under examination by the respective taxing authorities, the Company anticipates that several of these audits may be finalized in the foreseeable future. However, based on the status of these examinations and the protocol for finalizing audits by the respective taxing authorities, which may include formal legal proceedings, it is not possible to estimate the impact that changes in these examinations will have on the amounts recorded as unrecognized tax benefits.

10.	EMPLOYEE BENEFITS

The Company’s benefit plans, which in the aggregate cover substantially all U.S. employees and employees in certain other countries, consist of defined benefit pension plans, a participatory defined benefit postretirement plan and defined contribution plans. The funded status of the defined benefit pension plans and postretirement benefit plan is measured annually as of December 31 and more frequently if a significant event occurs.

In accordance with FASB ASC Topic 715, Compensation – Retirement Benefits, the Company recognizes the funded status of its defined benefit pension and postretirement plans as an asset or liability in its statement of financial position. Changes in funded status that are not included in net periodic benefit cost will be reflected in other comprehensive income.

Pension Benefit Plans

The Company’s U.S. defined benefit pension plan covers eligible salaried and hourly employees. Benefit accruals were frozen as of December 31, 2004 and benefits that were earned up to December 31, 2004 were preserved. Participants continue to earn interest credits on their cash balance accounts.

The most significant non-U.S. plans are the Company’s two defined benefit pension plans in Ireland, which comprise approximately 73 percent and 36 percent of the projected benefit obligation of the non-U.S. and the Company’s defined benefit pension plans, respectively, as of December 29, 2012. The Ireland plans are contributory plans covering eligible salaried and hourly employees. Both plans were closed to future service benefit accruals in 2011. All of the pension benefits that were earned prior to the closure of the plans were preserved; however, the only additional benefits that accrue are annual salary and inflation increases.

Postretirement Benefit Plan

The Company’s postretirement benefit plan provides medical and life insurance benefits to participating employees upon retirement. Retirees are required to pay for a portion of the coverage provided, based upon their age and/or years of service. Effective January 1, 2005, the plan was amended to eliminate Company contributions for participants who did not meet the minimum requirements of age and service on that date. Company contributions for medical and prescription drug benefits for participants retiring after March 1, 1989 were frozen effective January 1, 2010. On October 29, 2012, the Company announced that it would no longer provide life insurance benefits to employees retiring from service on or after January 1, 2013.

Components of benefit obligation, net periodic benefit cost, change in plan assets, asset allocation and funded status are summarized below.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Benefit Obligation

The following chart summarizes the change in benefit obligations, change in plan assets, funded status and amounts recognized in the Balance Sheets as of December 31, 2011 and December 29, 2012:

	Pension Benefit Plans				Postretirement Benefit Plan
	U.S. Plan		Non-U.S. Plans		Dec. 31, 2011	Dec. 29, 2012
	Dec. 31, 2011	Dec. 29, 2012	Dec. 31, 2011	Dec. 29, 2012
Change in Benefit Obligations
Obligation at beginning of year	$243.7	$254.1	$158.4	$167.9	$101.1	$103.7
Service cost	0.4	0.3	5.7	2.4	0.9	0.9
Interest cost	11.5	10.4	8.0	7.7	4.9	4.2
Benefit payments	(17.0)	(14.0)	(4.4)	(4.1)	(7.2)	(6.3)
Actuarial loss (gain)	15.5	11.4	1.2	77.0	2.5	(7.6)
Participant contributions	—	—	1.7	—	1.5	1.3
Plan amendments [1]	—	—	—	(0.9)	—	(2.9)
Plan settlements [2]	—	—	(2.3)	(0.3)	—	—
Special termination benefits	—	—	0.8	0.2	—	—
Currency translation adjustments	—	—	(1.2)	3.9	—	—

Obligation at end of year	$254.1	$262.2	$167.9	$253.8	$103.7	$93.3

Change in Plan Assets
Fair value of plan assets at beginning of year	$169.4	$160.1	$110.9	$117.0	$31.1	$23.5
Actual gain (loss) on plan assets	0.6	22.2	0.9	11.5	(1.9)	0.7
Employer contributions	7.1	13.2	10.7	9.8	—	—
Benefit payments	(17.0)	(14.0)	(4.4)	(4.1)	(7.2)	(6.3)
Participant contributions	—	—	1.7	—	1.5	1.3
Plan settlements [2]	—	—	(2.3)	(0.3)	—	—
Currency translation adjustments	—	—	(0.5)	1.8	—	—

Fair value of plan assets at end of year	160.1	181.5	117.0	135.7	23.5	19.2

Funded Status at end of year	$(94.0)	$(80.7)	$(50.9)	$(118.1)	$(80.2)	$(74.1)

[1]

The 2012 plan amendment associated with one non-U.S. plan represents a reduction in member benefits to fund a pension levy assessed on Irish pension plan assets. The 2012 plan amendment in the Postretirement Benefit Plan reflected the impact of the Company no longer providing life insurance benefits for employees retiring on or after January 1, 2013.

[2]

The 2012 and 2011 plan settlements reflect lump sum benefit payments made to terminating employees of non-U.S. plans. The 2010 plan settlements primarily reflected the final settlement of one non-U.S. plan whose future benefits were irrevocably assumed by an insurance company.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Pension Benefit Plans				Postretirement Benefit Plan
	U.S. Plan		Non-U.S. Plans		Dec. 31, 2011	Dec. 29, 2012
	Dec. 31, 2011	Dec. 29, 2012	Dec. 31, 2011	Dec. 29, 2012
Amounts recognized in the Balance Sheets consist of:
Other long-term assets	$—	$—	$7.9	$—	$—	$—
Accrued compensation	—	—	(1.4)	(1.4)	—	—
Pension and other benefit liabilities	(94.0)	(80.7)	(57.4)	(116.7)	(80.2)	(74.1)

Net amount recognized at end of year	$(94.0)	$(80.7)	$(50.9)	$(118.1)	$(80.2)	$(74.1)

Amounts recognized in Accumulated Other Comprehensive Loss
Net actuarial loss [1,2]	88.4	81.0	37.4	101.7	49.5	38.1
Prior service credit	—	—	(0.5)	(1.4)	(26.5)	(24.8)

Accumulated other comprehensive loss [3]	$88.4	$81.0	$36.9	$100.3	$23.0	$13.3

[1]

The decrease in net actuarial loss for the U.S. defined benefit pension plan in 2012 primarily reflected actual returns on plan assets exceeding expected returns and recognition of net loss amortization, partially offset by the impact of lower discount rates. The increase in net actuarial loss for the non-U.S. defined benefit pension plans in 2012 primarily reflected the impact of lower discount rates, partially offset by recognition of net loss amortization and the actual returns on plan assets exceeding expected returns. For the postretirement benefit plan, the decrease in net actuarial loss in 2012 primarily reflected the impact of plan participants retiring later, favorable medical claims experience and recognition of net loss amortization, partially offset by the impact of lower discount rates and actual returns on plan assets lower than expected returns.

[2]

In 2011, the U.S. defined benefit pension plan had a $21.2 increase in net actuarial loss, which primarily reflected the impact of lower discount rates and actual returns on plan assets lower than expected returns, partially offset by recognition of net loss amortization. The Non-U.S. defined benefit pension plans had a $4.4 increase in net actuarial loss in 2011, which primarily reflected the impact of actual returns on plan assets lower than expected returns, partially offset by recognition of net loss amortization and plan settlements. The postretirement benefit plan had a $6.2 increase in net actuarial loss in 2011, which reflected the impact of lower discount rates and actual returns on plan assets lower than expected returns, partially offset by recognition of net loss amortization and favorable medical claims experience.

[3]	The tax benefits related to the accumulated other comprehensive loss are $24.2 and $21.7 for 2012 and 2011, respectively.

Weighted Average Assumptions Used to Determine Benefit Obligations

	Pension Benefit Plans		Postretirement Benefit Plan [1]
	December 31, 2011	December 29, 2012	December 31, 2011	December 29, 2012
U.S. Plans
Discount rate	4.25%	3.75%	4.25%	3.75%
Rate of compensation increase	—	—	—	—
Non-U.S. Plans [1]
Discount rate	4.84%	3.33%
Rate of compensation increase	2.85%	2.83%

[1]	The Company does not have non-U.S. postretirement benefit plans.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Periodic Benefit Cost

Components of net periodic benefit cost and weighted average assumptions used to determine net periodic cost for 2010, 2011 and 2012 were as follows:

	Pension Benefit Plans Years Ended
	U.S. Plan			Non-U.S. Plans
	Dec. 25, 2010	Dec. 31, 2011	Dec. 29, 2012	Dec. 25, 2010	Dec. 31, 2011	Dec. 29, 2012
Service cost	$0.5	$0.4	$0.3	$4.7	$5.7	$2.4
Interest cost	12.7	11.5	10.4	8.3	8.0	7.7
Expected return on plan assets	(11.8)	(11.9)	(11.9)	(7.0)	(6.5)	(5.0)
Amortization of net loss	5.1	5.6	8.5	0.5	1.2	8.0
Settlements	—	—	—	5.4	0.8	0.3
Special termination benefits	—	—	—	1.2	0.9	0.2

Net periodic benefit cost	$6.5	$5.6	$7.3	$13.1	$10.1	$13.6

Other Changes in Plan Assets and Benefit Obligations Recognized in Accumulated Other Comprehensive Income:
Net actuarial loss	$9.7	$26.9	$1.1	$23.6	$6.6	$70.6
Newly established prior service credit	—	—	—	(0.5)	—	(0.9)
Actuarial losses recognized during the year	(5.1)	(5.7)	(8.5)	(5.9)	(2.0)	(8.3)
Currency translation adjustment	—	—	—	(0.5)	(0.2)	2.1

Total recognized in accumulated other comprehensive loss (income)	$4.6	$21.2	$(7.4)	$16.7	$4.4	$63.5

	Postretirement Benefit Plan Years Ended
	U.S. Plan
	Dec. 25, 2010	Dec. 31, 2011	Dec. 29, 2012
Service cost	$1.0	$0.9	$0.9
Interest cost	5.3	4.9	4.2
Expected return on plan assets	(1.7)	(1.5)	(1.0)
Amortization of prior service credit	(4.6)	(4.6)	(4.6)
Amortization of net loss	4.7	4.2	4.2

Net periodic benefit cost	$4.7	$3.9	$3.7

Other Changes in Plan Assets and Benefit Obligations Recognized in Accumulated Other Comprehensive Income:
Net actuarial (gain) loss	$(1.8)	$5.8	$(7.2)
Newly established prior service credit	—	—	(2.9)
Actuarial losses recognized during the year	(4.7)	(4.2)	(4.2)
Prior service credit recognized during the year	4.6	4.6	4.6

Total recognized in accumulated other comprehensive (income) loss	$(1.9)	$6.2	$(9.7)

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2010, 2011 and 2012 settlements and the 2011 and 2012 special termination benefits in the Pension Benefit Plans primarily represent losses recognized for plans with settlements exceeding the sum of the service cost and interest cost components of net periodic benefit cost for the plan for the year. The 2010 settlements also included losses recognized for the buy-out of one plan which had a final settlement in 2010. The 2010 special termination benefits were primarily incurred as a result of the Company’s exit activities (see Note 13—Exit Activities).

Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost

	Pension Benefit Plans Years Ended
	December 25, 2010	December 31, 2011	December 29, 2012
U.S. Plan
Discount rate	5.75%	5.00%	4.25%
Expected return on plan assets	7.75%	7.50%	7.50%
Rate of compensation increase	—	—	—

Non-U.S. Plans
Discount rate	5.21%	4.79%	4.84%
Expected return on plan assets	5.38%	5.40%	4.58%
Rate of compensation increase	3.31%	2.86%	2.85%

	Postretirement Benefit Plan Years Ended
	December 25, 2010	December 31, 2011	December 29, 2012
U.S. Plan [1]
Discount rate	5.50%	5.00%	4.25%
Expected return on plan assets	5.75%	5.50%	5.50%
Rate of compensation increase	—	—	—

[1]	The Company does not have non-U.S. postretirement benefit plans.

The expected long-term rate of return on plan assets was developed based on a capital markets model that uses expected asset class returns, variance and correlation assumptions. The expected asset class returns were developed starting with current Treasury (for the U.S. pension plan) or Eurozone (for the Ireland pension plans) government yields and then adding corporate bond spreads and equity risk premiums to develop the return expectations for each asset class. The expected asset class returns are forward-looking and are not developed by an examination of historical returns. The variance and correlation assumptions are also forward-looking. They take into account historical relationships, but are adjusted to reflect expected capital market trends. The expected return on plan assets for the Company’s U.S. pension plan for 2012 was 7.50 percent and for the postretirement plan was 5.50 percent. The expected return for the postretirement plan is based on the expected return for the U.S. pension plan reduced by two percent to reflect an estimate of additional administrative expenses. The expected return on plan assets for the Company’s Ireland pension plans for 2012 was 5.15 percent.

The 2013 expected rate of return for the U.S. pension plan and postretirement plan will remain at 7.50 percent and 5.50 percent, respectively. The 2013 expected rate of return for the Ireland pension plans will increase to 6.00 percent primarily due to a change in the classification of the 0.6 percent levy assessed on Irish pension plan assets. The levy will be classified as a component of service cost in 2013, not as a reduction in the expected rate of return.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plan Assets

Asset Allocation Strategy

Pension and postretirement benefit plan assets are invested in several asset categories. The weighted average asset allocations for the two-year period ended December 29, 2012, by asset category, are as follows:

	Pension Benefit Plans		Postretirement Benefit Plan [1]
	2011	2012	2011	2012
U.S. Plans
Equity securities	60%	60%	60%	60%
Fixed income securities	40%	40%	32%	30%
Cash & Other	—%	—%	8%	10%

Total	100%	100%	100%	100%

Non-U.S. Plans [1]
Equity securities	40%	42%
Fixed income securities	51%	39%
Cash	6%	3%
Other	3%	16%

Total	100%	100%

[1]	The Company does not have non-U.S. postretirement benefit plans.

The investment strategy underlying pension plan asset allocation is to manage the assets of the plan to provide for the long-term liabilities while maintaining sufficient liquidity to pay current benefits. Pension plan assets are diversified to protect against large investment losses and to reduce the probability of excessive performance volatility. Diversification of assets is achieved by allocating funds to various asset classes and investment styles within asset classes, and retaining investment management firm(s) with complementary investment philosophies, styles and approaches.

A significant portion of the assets of the U.S. and Ireland pension plans have been invested in equity securities because equity portfolios have historically provided higher returns than debt and other asset classes over extended time horizons. Correspondingly, equity investments also entail greater risks than other investments. Equity risks are balanced by investing a significant portion of plan assets in high quality broadly diversified fixed income securities.

The U. S. pension plan target asset allocations for 2011 and 2012 were:

	2011	2012
U.S. equity investments	37%	37%
Non-U.S. equity investments	23%	23%
Investment grade fixed income investments	30%	30%
Global high yield fixed income investments	10%	10%

Total	100%	100%

The U.S. pension plan assets represent approximately 57 percent of all pension plan assets. The U.S. pension plan investment portfolio contains a diversified blend of U.S. and non-U.S. equity securities and fixed income securities. U.S. equity securities are diversified among the largest 3,000 U.S. companies representing over 95 percent of the investable U.S. equity market. The non-U.S. equity securities are a diversified portfolio of

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

equity securities of non-U.S. issuers domiciled in both developed and emerging markets. The fixed income portfolio is invested in both U.S. investment grade and high yield fixed income investments. Approximately 90 percent of plan assets are passively managed, the remainder is actively managed.

The target asset allocations for the Ireland pension plans for 2011 and 2012 were:

	2011	2012
Global equity investments	50%	50%
Eurozone fixed interest government bonds	25%	25%
Eurozone inflation-linked bonds	15%	15%
Absolute return	10%	10%

Total	100%	100%

The assets of the Ireland pension plans represent approximately 75 percent and 32 percent of non-U.S. and the Company’s pension plan assets, respectively. The investment policy for the Ireland pension plan assets is determined by a fiduciary committee with the Company providing investment guidance. The investment portfolios contain a diversified blend of equity securities and fixed income and inflation-linked government bonds. The equity securities are diversified among large and mid-cap company securities domiciled in developed countries in North America, Europe and Asia with over 50 percent invested in North America. The fixed income portfolio is invested in investment quality, Eurozone government bonds. Approximately 90 percent of plan assets are passively managed, the remainder is actively managed.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

Information on the asset categories and the valuation techniques used to develop the asset fair value measurements is presented below:

	Pension Benefit Plans – U.S. Plans
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011
Cash and cash equivalents [1]	$0.3	$0.3	$—	$—
Commingled funds: [2,3]
Equity funds
U.S. broad market	59.6	—	59.6	—
Emerging markets	13.9	—	13.9	—
Non-U.S. developed markets	22.1	—	22.1	—
Bond funds
Investment grade	47.0	—	47.0	—
Global high yield	16.1	—	16.1	—
Insurance policies [4]	1.1	—	—	1.1

	$160.1	$0.3	$158.7	$1.1

December 29, 2012
Cash and cash equivalents [1]	$0.5	$0.5	$—	$—
Commingled funds: [2,3]
Equity funds
U.S. broad market	65.6	—	65.6	—
Emerging markets	17.0	—	17.0	—
Non-U.S. developed markets	25.1	—	25.1	—
Bond funds
Investment grade	50.6	—	50.6	—
Global high yield	19.0	—	19.0	—
Insurance policies [4]	3.7	—	—	3.7

	$181.5	$0.5	$177.3	$3.7

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Pension Benefit Plans – Non-U.S. Plans
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011
Cash and cash equivalents [1]	$6.5	$6.5	$—	$—
Commingled funds: [2,3]
Equity funds
Worldwide developed markets	46.7	—	46.7	—
Bond funds
Investment grade	12.2	—	12.2	—
Government bond funds	48.1	—	48.1	—
Other assets	3.5	—	3.5	—

	$117.0	$6.5	$110.5	$—

December 29, 2012
Cash and cash equivalents [1]	$3.3	$3.3	$—	$—
Commingled funds: [2,3]
Equity funds
Worldwide developed markets	57.4	—	57.4	—
Bond funds
Investment grade	4.5	—	4.5	—
Government bond funds	48.7	—	48.7	—
Insurance policies [5]	18.0	—	18.0	—
Other assets	3.8	—	3.8	—

	$135.7	$3.3	$132.4	$—

	Postretirement Benefit Plan
	December 31, 2011			December 29, 2012
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)
Cash	$1.8	$1.8	$—	$1.9	$1.9	$—
Insurance policies [6]	21.7	—	21.7	17.3	—	17.3

	$23.5	$1.8	$21.7	$19.2	$1.9	$17.3

[1]

Cash equivalents consisted primarily of term deposits and money market instruments. The fair value of the term deposits approximates their carrying amounts due to their short maturities. The money market instruments also have short maturities and are valued using a market approach based on the quoted market prices of identical instruments.

[2]

Commingled funds are not publicly traded. The underlying assets in these funds are publicly traded on exchanges and have readily available price quotes. The Ireland Pension Plans held approximately 87 percent and 71 percent of the non-U.S. commingled funds in 2012 and 2011, respectively. The commingled funds held by the U.S. and Ireland Pension Plans are primarily invested in index funds.

[3]

The underlying assets in the fixed income funds are generally valued based on quotations received from independent pricing services or from readily available market quotations received from third-party broker-dealers. Such pricing services and broker-dealers generally provide bid-ask quotations.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[4]

The U.S. pension plan holds a guaranteed annuity contract from which benefits are paid. Contributions are made to the contract as required to fund benefit payments. The Plan’s funds are commingled in a fund invested primarily in publicly traded and privately placed debt securities and mortgage loans but also includes, to a lesser extent, private equity investments. The value of the guaranteed annuity contract is primarily based on the net asset value of the underlying fund, which is calculated by the insurance company and is not publicly available. The activity for 2012 primarily consisted of employer contributions of $16.7 and benefit payments of $14.0. There was a $3.5 transfer from Level 2 into the guaranteed annuity contract in 2012. The activity for 2011 primarily consisted of employer contributions of $16.4 and benefit payments of $17.0. There was a $9.3 transfer from Level 2 into the guaranteed annuity contract in 2011.

[5]	One non-U.S. pension plan is in a wind-up process. An annuity contract for $18.0 was purchased in 2012. The wind-up is expected to be completed in early 2013.
[6]

The insurance policies held by the Postretirement Benefit Plan consist of variable life insurance contracts whose fair value is their cash surrender value. Cash surrender value is the amount currently payable by the insurance company upon surrender of the policy. The cash surrender value is based principally on the net asset values of the underlying trust funds, adjusted by annuity factors incorporating mortality, plan expenses and income reinvestment. The trust funds are commingled funds that are not publicly traded. The underlying assets in these funds are primarily publicly traded on exchanges and have readily available price quotes.

The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each quarter. There was no significant activity between Level 1, Level 2 and Level 3 assets during 2012 or 2011.

Plan Funded Status

A number of the Company’s pension benefit plans were underfunded at December 29, 2012, having accumulated benefit obligations exceeding the fair value of plan assets. Information for the underfunded plans is presented in the following table:

	Pension Benefit Plans
	U.S. Plan		Non-U.S. Plans
	December 31, 2011	December 29, 2012	December 31, 2011	December 29, 2012
Projected benefit obligation	$254.1	$262.2	$154.1	$234.4
Accumulated benefit obligation	254.1	262.2	140.6	207.6
Fair value of plan assets	160.1	181.5	95.4	116.5

Information for the pension benefit plans that are underfunded on a projected benefit obligation basis (versus underfunded on an accumulated benefit basis as in the table above) is presented in the following table:

	Pension Benefit Plans
	U.S. Plan		Non-U.S. Plans
	December 31, 2011	December 29, 2012	December 31, 2011	December 29, 2012
Projected benefit obligation	$254.1	$262.2	$156.1	$235.9
Fair value of plan assets	160.1	181.5	97.3	117.7

The Non-U.S. Plans’ accumulated benefit obligation for both the funded and underfunded pension benefit plans was $226.7 and $153.9 at December 29, 2012 and December 31, 2011, respectively.

The estimated net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2013 for the U.S. and Non-U.S. Pension Benefit Plans is $6.7 and $9.0, respectively. The estimated prior service credit and net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2013 for the Postretirement Benefit Plan is $5.4 and $2.8, respectively.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contributions

The Company’s policy for funding its pension benefit plans is to make contributions that meet or exceed the minimum statutory funding requirements. These contributions are determined based upon recommendations made by the actuary under accepted actuarial principles. The Company expects to contribute $8.6 and $6.2 to the U.S. and Non-U.S pension benefit plans, respectively, in 2013.

The Company plans to use postretirement benefit plan assets to fund postretirement benefit plan benefit payments in 2013.

Estimated Future Benefit Payments

Future benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefit Plans		Postretirement Benefit Plan
Fiscal Year	U.S. Plans	Non-U.S. Plans	Benefit Payments	Subsidy Receipts
2013	$11.6	$3.4	$8.6	$—
2014	19.3	3.7	8.4	0.4
2015	19.0	4.4	8.3	0.4
2016	18.9	3.6	8.1	0.4
2017	18.9	4.4	7.7	0.3
Fiscal years 2018-2022	88.4	31.9	33.6	1.3

Health Care Cost Trend Rate

An important estimate associated with the postretirement benefit plan is the assumed health care cost trend rate. The table below summarizes the assumed health care cost trend rate:

	2011	2012
Health care cost trend	8.13%	7.84%
Rate to which the cost trend rate gradually declines to (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2029	2029

To demonstrate the sensitivity of this rate on the expense reported, a one-percentage point change in the assumed health care cost trend rate would have the following effect:

	1% Increase	1% Decrease
Effect on total service and interest cost components of net periodic postretirement health care benefit cost, increase (decrease) [1]	$0.0	$(0.0)
Effect on the health care component of the accumulated postretirement benefit plan obligation [1]	1.1	(1.1)

[1]	The plan changes effective January 1, 2010 significantly reduced the sensitivity of the postretirement benefit plan obligation to changes in the health care cost trend rate.

Defined Contribution Plans

The Company sponsors defined contribution plans in the U.S., Ireland and certain other countries. The U.S. and Ireland defined contribution plans are the Company’s principal vehicles for providing retirement income to

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. and Irish employees. In general, U.S. participants’ contributions up to 5.0 percent of compensation qualify for a 150 percent Company match. The Company also provides a base contribution of 2.5 percent of a U.S. participant’s eligible compensation. In general, Irish participants’ contributions up to 5.0 percent of compensation qualify for a 200 percent Company match. The defined contribution plans covering employees in other countries outside the U.S. are managed on a local basis.

Total Company costs associated with the U.S. defined contribution plan was $29.4, $27.0 and $26.4 in 2012, 2011 and 2010, respectively. Total Company costs associated with the non-U.S. defined contribution plans were $14.6, $9.8 and $9.2 in 2012, 2011 and 2010, respectively.

11.	EMPLOYEE STOCK PLANS

The Company has a management stock option plan (the Plan) which became effective November 30, 2007. The Plan is designed to promote the interests of the Company and its shareholders by providing certain key employees and directors of the Company and its affiliates with an appropriate incentive to continue in the employ of the Company or its affiliates and to improve the growth and profitability of the Company. The Plan is administered by the Compensation Committee (the Committee) and shall not grant any options under the Plan on or after the seventh anniversary of the effective date. In August 2010, the number of shares available for issuance under the Plan was increased by 1,000,000 shares. During 2011, the Company increased the number of shares available for issuance by 1,250,200 shares. During 2012, the Company did not increase the number of shares available for issuance. As of December 29, 2012, the number of shares available for issuance under the Plan was 15,307,018. To the extent that any option granted under the Plan expires or is forfeited and canceled without having been exercised, the shares covered by such option shall again be available for grant under the Plan. As of December 29, 2012, there were approximately 0.9 million shares available for grant.

In the third quarter of 2012, the Company granted a special equity award in the form of 315,000 restricted shares of the Company’s common stock to a key officer. The award will vest subject to certain market conditions, such as stock price, upon the earliest to occur of (i) the second anniversary of the grant date, (ii) a change in control and (iii) the date on which the Grantee’s employment terminates (subject to certain conditions).

Total equity-based compensation cost recognized under Topic 718 during 2012, 2011 and 2010 was $18.8, $13.9 and $9.6, respectively, and was included in operating activities on the Statements of Cash Flows and there was no compensation cost capitalized to assets.

Stock Options

Each award of stock options under the Foundation Equity Plan is typically comprised of two types of stock options. One-half of the options awarded vest and become exercisable solely based upon continued employment, pro ratably, over a period of five years (time-based options). One-half of the options awarded vest in part or in full and become exercisable only upon the occurrence of a specified event, such as a qualified public offering (QPO), subject to the continued employment up to and through the effective date of a specified event (performance-based options).

During the first quarter of 2011, the Company granted stock options to certain key employees of the Company under terms referred to as the Operations Leadership Term Action Agenda Incentive Plan (OLTAAIP or LTIP). The LTIP options will vest on December 31, 2013 subject to continued employment through the vesting date and the achievement of certain specific Company performance metrics.

In August 2012, the Company approved the use of time-based options for future participants under terms referred to as the Bausch & Lomb Equity Plan. During the fourth quarter, the Company made the first awards of such options to new participants. The Bausch & Lomb Equity Plan options awarded vest and become exercisable solely based upon continued employment, pro ratably, over a period of three years.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The exercise price for time-based, performance-based, and LTIP options equals the fair value of the Company’s stock on the date of the grant. All options whether vested or unvested that have not expired sooner shall expire on the tenth anniversary of the grant date.

Time-Based Options

Since the inception of the Plan, the Company has granted time-based options which vest and become exercisable ratably over a period of five years (20 percent each year) subject to the participant’s continued employment through the applicable vesting date. The grant-date fair value of these options was estimated using the Black-Scholes option pricing model and the assumptions noted in the table below. Expected volatility for stock options granted in 2012, 2011 and 2010 was based on the volatilities of the Company’s public guideline companies. The volatilities of the public guideline companies were based on the average of their historical volatilities and the implied volatilities from their traded options. The look-back period for the historical volatility is 6.6 years based on the expected life of the option. The expected life represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method prescribed by Topic 718. The simplified method was used to calculate expected life due to insufficient historical share option experience under the Plan. The risk-free interest rate is based on USD Treasury Strip yields with a remaining term similar to the expected life.

The following weighted average assumptions were used for time-based stock option awards granted during 2010, 2011 and 2012:

	For Time-Based Option Awards Granted
	2010	2011	2012
Expected life (years)	6.6	6.6	6.6
Expected volatility	32.61%	31.45%	32.57%
Risk-free interest rate	2.70%	2.37%	1.23%
Expected dividend yield	—	—	—

Compensation cost for time-based options is recognized on a straight-line basis over the vesting period during which employees perform related services. Included in the 2010, 2011 and 2012 share-based compensation cost is $1.4, $0.9 and $3.4, respectively, of incremental expense related to modifications of time-based options associated with several past officers. Share-based compensation cost for time-based options reduced the Company’s results of operations during 2010, 2011 and 2012 as follows:

	For the Years Ended
	December 25, 2010	December 31, 2011	December 29, 2012
Operating income	$9.6	$11.0	$14.1
Net income	9.1	10.8	10.5

As of December 29, 2012, there was approximately $21.1 of unrecognized compensation cost related to nonvested time-based options, which is expected to be recognized over a period of approximately three years.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of time-based options activity for the fiscal year ended December 29, 2012 is presented below:

	Shares Under Options (000s)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2011	6,693	$21.73
Granted	377	$36.39
Exercised [1]	(139)	$20.00
Expired	(57)	$22.24
Forfeited and canceled	(204)	$26.54

Outstanding at December 29, 2012	6,670	$22.44	6.7	$123.8

Options exercisable at December 29, 2012	3,814	$20.71	6.0	$77.4

[1]	The cash contributions received from the exercise of time-based stock options were insignificant in 2012.

Other information pertaining to time-based options for fiscal years 2010, 2011 and 2012 is presented below:

	December 25, 2010	December 31, 2011	December 29, 2012
Weighted average grant-date fair value of stock options granted, per share	$8.71	$10.71	$13.02
Total fair value of options vested	$9.0	$9.5	$11.1
Total intrinsic value of options exercised	$—	$2.3	$2.1

Time-Based Options (Bausch & Lomb Equity Plan)

In the fourth quarter of 2012, the Company granted 47,250 time-based options which vest and become exercisable ratably over a period of three years (33.3 percent each year) subject to the participant’s continued employment through the applicable vesting date. The grant-date fair value of these options was estimated using the Black-Scholes option pricing model and the assumptions noted in the table below. Expected volatility for stock options granted in 2012 was based on the volatilities of the Company’s public guideline companies. The volatilities of the public guideline companies were based on the average of their historical volatilities and the implied volatilities from their traded options. The look-back period for the historical volatility is 6.2 years based on the expected life of the option. The expected life represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method prescribed by Topic 718. The simplified method was used to calculate expected life due to insufficient historical share option experience under the Plan. The risk-free interest rate is based on USD Treasury Strip yields with a remaining term similar to the expected life.

The following weighted average assumptions were used for time-based stock option awards granted during 2012:

For Time-Based Option Awards Granted
2012
Expected life (years)	6.2
Expected volatility	40.00%
Risk-free interest rate	0.89%
Expected dividend yield	—

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation cost for time-based options is recognized on a straight-line basis over the vesting period during which employees perform related services. Share-based compensation cost for time-based options reduced the Company’s results of operations during 2012 by an insignificant amount.

As of December 29, 2012, there was approximately $0.6 of unrecognized compensation cost related to nonvested time-based options, which is expected to be recognized over a period of approximately three years.

A summary of time-based options activity for the fiscal year ended December 29, 2012 is presented below:

	Shares Under Options (000s)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2011	—	—
Granted	47	$41.00
Exercised	—	—
Expired	—	—
Forfeited and canceled	—	—

Outstanding at December 29, 2012	47	$41.00	10	—

Options exercisable at December 29, 2012	—		—	—

Other information pertaining to these time-based options for fiscal year 2012 is presented below:

December 29, 2012
Weighted average grant-date fair value of stock options granted, per share	$16.02
Total fair value of options vested	$—
Total intrinsic value of options exercised	$—

Performance-Based Options

Since the inception of the Plan, the Company has granted performance-based options which become exercisable only upon the occurrence of a specified event such as a QPO in which the Company achieves specific return thresholds subject to the continued employment up to and through the effective date of a specified event. The grant-date fair value of the performance-based options was estimated using a Monte Carlo Simulation model and the assumptions noted below. The expected life considers the Company’s assessment of the timing of QPO transactions, which are based on the attainment of return thresholds over a time horizon. Expected volatility was based on the aforementioned averages utilized for time-based options with a ten-year look-back period (based on the contractual term of the award). The risk-free interest rate is based on ten-year USD Treasury Strip yields.

The following weighted average assumptions were used for performance-based stock option awards granted during 2010, 2011 and 2012:

	For Performance-Based Option Awards Granted
	2010	2011	2012
Expected life (years)	6.6	6.4	6.1
Expected volatility	34.33%	32.98%	32.79%
Risk-free interest rate	3.50%	3.11%	1.99%
Expected dividend yield	—	—	—
Weighted average grant-date fair value of stock options granted, per share	$3.19	$4.58	$6.28

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Topic 718, recognition of compensation cost for an award with a performance condition is based on the probable outcome of that performance condition. As a specified event, such as a QPO, generally is not considered to be a probable occurrence until it is effective, no compensation cost would be recognized until a QPO occurs. At that time, the Company would recognize the full expense of the award based upon the grant-date fair value.

All outstanding performance-based options remain unvested as of December 29, 2012. A summary of performance-based options activity is presented below:

	Shares Under Options (000s)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2011	6,262	$21.84
Granted	377	$36.39
Exercised	—	$—
Forfeited and canceled	(326)	$24.62

Outstanding at December 29, 2012	6,313	$22.57	6.7	$116.3

Options exercisable at December 29, 2012	—	$—	—	$—

In May 2011, the Company had approved a modification to the performance-based options. The modification allows for greater vesting of performance-based options between return threshold targets and resulted in an increase of the grant date fair value per share ranging from $0.50 to $0.67. Since the Company has not recognized compensation cost related to performance-based options, the incremental increase related to the modification will not be recognized until the grant-date fair value compensation cost is recognized. This modification affected approximately 350 performance-based option holders.

LTIP Options

The LTIP options the Company had granted, vest and become exercisable on December 31, 2013, subject to the participant’s continued employment and the achievement of specific revenue and Adjusted EBITDA targets. The grant-date fair value of these options was estimated using the Black-Scholes option pricing model and the weighted average assumptions noted in the table below. Expected volatility was based on the volatilities of the Company’s public guideline companies. The volatilities of the public guideline companies were based on the average of their historical volatilities and the implied volatilities from their traded options. The look-back period for the historical volatility is 5.8 years based on the expected life of the option. The expected life represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method prescribed by Topic 718. The simplified method was used to calculate expected life due to insufficient historical share option experience under the Plan. The risk-free interest rate is based on USD Treasury Strip yields with a remaining term similar to the expected life.

The following weighted average assumptions were used for LTIP stock option awards granted during 2011 and 2012:

	For LTIP Options Awards Granted
	2011	2012
Expected life (years)	6.5	5.8
Expected volatility	30.79%	32.74%
Risk-free interest rate	2.79%	0.95%
Expected dividend yield	—	—

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation cost for LTIP options is recognized in accordance with Topic 718. Recognition of compensation cost for an award with a performance condition is based on the probable outcome of the performance conditions. As of December 29, 2012, the Company assessed that the performance conditions to vest 100 percent in the LTIP options would be attained and compensation cost is recognized on a straight-line basis from date of grant to December 31, 2013. Share-based compensation cost for LTIP options reduced the Company’s results of operations during 2011 and 2012 as follows:

	For the Years Ended
	December 31, 2011	December 29, 2012
Operating income	$2.9	$3.3
Net income	$2.8	$2.5

As of December 29, 2012, there was approximately $3.6 of unrecognized compensation cost related to nonvested LTIP options, which is expected to be recognized over a period of approximately one year.

A summary of LTIP options activity for the fiscal year ended December 29, 2012 is presented below:

	Shares Under Options (000s)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2011	830	$23.94
Granted	72	$35.00
Exercised	—	$—
Expired	—	$—
Forfeited and canceled	(46)	$26.08

Outstanding at December 29, 2012	856	$24.75	8.2	$13.9

Options exercisable at December 29, 2012	—	$—	—	$—

Other information pertaining to LTIP options for fiscal years 2011 and 2012 is presented below:

	2011	2012
Weighted average grant-date fair value of stock options granted, per share	$11.26	$11.75
Total fair value of options vested	$—	$—
Total intrinsic value of options exercised	$—	$—

Restricted Stock

The Company has granted 315,000 restricted shares to a key officer which vest subject to certain market conditions, such as stock price, upon the earliest to occur of (i) the second anniversary of the grant date, (ii) a change in control and (iii) the date on which the Grantee’s employment terminates (subject to certain conditions). The grant-date fair value of the restricted shares was estimated using a Monte Carlo Simulation model and the assumptions noted below. Expected volatility for this award granted in 2012 was based on the volatilities of the Company’s public guideline companies. The volatilities of the public guideline companies were based on the average of their historical volatilities and the implied volatilities from their traded options. The look-back period for the historical volatility is two years based on the vesting period of the award. The risk-free interest rate is based on USD Treasury Strip yields with a remaining term similar to the vesting period.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following weighted average assumptions were used for restricted stock awards granted during 2012:

For Restricted Stock Awards Granted
2012
Vesting Period (years)	2
Expected volatility	40.00%
Risk-free interest rate	0.27%
Expected dividend yield	—

Compensation cost is recognized on a straight-line basis over the expected vesting period. During 2012, $1.4 of equity-based compensation cost was recognized for this award and was included in operating activities on the Statements of Cash Flows. There was no compensation cost capitalized to assets. As of December 29, 2012, there was approximately $6.0 of unrecognized compensation cost related to the non-vested award, which is expected to be recognized over a period of approximately two years.

12.	BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

Financial information and operating performance are reviewed and resource allocation decisions are performed based on a product line structure, by managing the business through three business segments: pharmaceuticals, vision care and surgical products. The pharmaceuticals segment includes branded and generic prescription ophthalmic pharmaceuticals, ocular vitamins and over-the-counter medications. The vision care segment is comprised of contact lenses and the lens care solutions that are used to clean, disinfect, and care for them. The surgical segment includes products used in cataract/vitreoretinal and other ophthalmic procedures. The accounting policies used to generate segment results are the same as the Company’s overall accounting policies.

During 2012, the Company executed or incurred a number of significant transactions that resulted in an increasing number of charges to operating results. As a result, management’s former measure of segment performance (segment operating earnings) became less meaningful when comparing across periods. As a result, during 2012 the Company adopted Adjusted EBITDA as the primary earnings measure used to evaluate the performance of its segments.

The Company considers Adjusted EBITDA an indicator of the operational strength and performance of its business. Adjusted EBITDA is included because it is a key financial measure used by management to internally measure the Company’s operating performance and assess its ability to incur additional debt and meet liquidity requirements.

Costs associated with support functions that are not directly associated with one of the three business segments, such as certain manufacturing, research and development and administrative expenses, including corporate, are not allocated to or included in segment results.

Segment assets for the three product lines represent net trade receivables; net inventories; net property, plant and equipment; goodwill; net intangibles; and other current and long-term assets. Corporate administration assets, and manufacturing and research and development assets that are not directly associated with one of the three business segments, are mainly cash and cash equivalents; deferred income taxes; net property, plant and equipment and other current and long-term assets not allocated to other segments.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business Segment

The following tables present sales and other financial information by business segment for the years ended December 25, 2010, December 31, 2011 and December 29, 2012:

	Year Ended December 25, 2010
	Net Sales	Capital Expenditures
Pharmaceuticals	$937.2	$16.2
Vision Care	1,155.1	45.6
Surgical	484.6	8.6

Segment Results	2,576.9	70.4
Other, including support functions and corporate	—	16.3

	$2,576.9	$86.7

	Year Ended December 31, 2011
	Net Sales	Capital Expenditures	Assets
Pharmaceuticals	$1,110.1	$23.2	$1,291.5
Vision Care	1,225.4	69.9	1,602.4
Surgical	509.9	8.4	919.6

Segment Results	2,845.4	101.5	3,813.5
Other, including support functions and corporate	—	30.7	1,272.9

	$2,845.4	$132.2	$5,086.4

	Year Ended December 29, 2012
	Net Sales	Capital Expenditures	Assets
Pharmaceuticals	$1,288.0	$35.1	$1,960.9
Vision Care	1,241.5	49.5	1,570.0
Surgical	508.1	9.8	858.9

Total segment results	$3,037.6	94.4	4,389.8
Other, including support functions and corporate	—	25.4	1,567.0

	$3,037.6	$119.8	$5,956.8

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents Segment Adjusted EBITDA and a reconciliation to net loss.

	Years Ended
	December 25, 2010	December 31, 2011	December 29, 2012
Adjusted EBITDA:
Pharmaceuticals	$275.4	$376.6	$454.2
Vision Care	319.4	354.4	371.2
Surgical	91.8	87.5	81.0

Segment Adjusted EBITDA	686.6	818.5	906.4
Other, including support functions and corporate	(214.7)	(259.6)	(263.3)
Stock-based compensation [1]	(8.5)	(13.9)	(18.8)
Other Significant Items:
Goodwill impairment charges [2]	(139.2)	(156.0)	—
Business realignment and exit activities [3]	(79.5)	(26.7)	(15.5)
Acquisition accounting adjustments [4]	—	(0.3)	(22.0)
Asset impairment charges [5]	—	(1.6)	(25.0)
Other Adjustments:
Product liability and litigation expenses [6]	(4.8)	(4.7)	(4.2)
Rembrandt settlement [7]	—	—	(58.4)
Acquisition related costs [8]	—	—	(27.2)
Licensing milestone [9]	—	—	(10.0)
Legal judgment related to Brazil distributor termination [10]	—	(3.4)	3.0
Other, net [11]	(2.3)	(2.5)	(1.6)
Net income attributable to noncontrolling interest	3.0	7.7	2.9
Depreciation and amortization	(203.7)	(201.1)	(228.8)

Operating income	36.9	156.4	237.5

Interest expense and other financing costs	(180.9)	(169.3)	(246.0)
Interest and investment income	3.8	3.1	4.0
Foreign currency, net	(1.6)	(9.1)	(9.8)
Provision for income taxes	(33.4)	(76.5)	(27.0)
Equity in losses of equity method investee	(17.8)	(20.8)	(24.1)

Net loss	$(193.0)	$(116.2)	$(65.4)

[1]

Represents stock-based compensation expense recognized under FASB ASC Topic 718 Compensation—Stock Compensation. The 2010 amount excludes $1.1 of such expense that is included in the line item called “business realignment and exit activities.”

[2]

Goodwill impairment charge recorded in 2010 represents the write-down of the surgical segment’s Europe reporting unit’s goodwill. The charge in 2011 represents the write-down of the surgical segment’s Americas reporting unit’s goodwill. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies—Goodwill for further discussion.

[3]

Includes exit activity charges of $64.2, $18.9 and $11.2 in 2010, 2011 and 2012, respectively. See Note 13—Exit Activities for further discussion on exit activities. Also includes other expenses for business realignment initiatives benefitting ongoing operations of $15.3, $7.8 and $4.3 in 2010, 2011 and 2012, respectively.

[4]

Represents the increase in cost of goods sold as a result of the step-up to inventory to fair market value recorded in connection with the Waicon and ISTA acquisitions. The Waicon inventory that was revalued was sold in 2011 and 2012, and the ISTA inventory that was revalued was sold in 2012.

[5]

Charges associated with the write-down of investments in equity securities using the cost method of accounting. Of the total impairment in 2012, $23.0 relates to an equity investment in a privately held company. See Note 6—Other Long-Term Investments—Investment in Cost Method Investees for a further discussion.

[6]

Represents expenses associated with product liability cases related to the 2006 MoistureLoc product recall and the cost of actual MoistureLoc claims settled (net of insurance recoveries); and expenses associated with the legal proceedings, including the Wilmington Partners matter, the Rembrandt arbitration and certain governmental investigations, described in Note 17—Other Matters.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[7]	Represents settlement expense related to the Rembrandt arbitration as described in Note 17—Other Matters.
[8]

Represents costs associated with the acquisition and integration of Waicon and ISTA, including severance, integration costs and professional fees ($23.6) and fees incurred in relation to the evaluation of a potential acquisition ($3.6).

[9]

Represents payment of a development milestone to NicOx upon publication of favorable results of a Phase 2b clinical study related to latanaprostene bunod a development stage drug compound for which the Company has licensed global rights from NicOx. GAAP requires such payments to be expensed to research and development expense, up until the time a product is approved for commercial sale, after which time such milestone payments are capitalized as intangible assets and amortized.

[10]	Represents expense related to a 2011 legal judgment associated with our termination of a distributor in Brazil, which was partially overturned on appeal in 2012.
[11]	This adjustment is comprised of non-cash losses associated with the retirement of fixed assets and other individually immaterial items.

Geographic Region

The following tables present sales and long-lived assets by geography. Sales to unaffiliated customers represent net sales originating in entities physically located in the identified geographic area.

	Year Ended December 25, 2010
	Non-U.S.	U.S.	Consolidated
Sales to unaffiliated customers	$1,614.8	$962.1	$2,576.9

	Year Ended December 31, 2011
	Non-U.S.	U.S.	Consolidated
Sales to unaffiliated customers	$1,799.3	$1,046.1	$2,845.4
Long-lived assets	358.3	330.9	689.2

	Year Ended December 29, 2012
	Non-U.S.	U.S.	Consolidated
Sales to unaffiliated customers	$1,838.1	$1,199.5	$3,037.6
Long-lived assets	373.6	345.0	718.6

In 2011 and 2010, the Company’s operations in France generated more than 10 percent of product net sales, totaling $291.4 and $275.8, respectively. No other non-U.S. country or single customer individually generated more than 10 percent of total product net sales in any of the years presented.

Long-lived assets represent net property, plant and equipment. At the end of 2012, $136.1 and $74.3 of the total non-U.S. assets were located in Ireland and Germany, respectively. At the end of 2011, $136.9 of the total non-U.S. long-lived assets were located in Ireland. No other non-U.S. country individually held more than 10 percent of long-lived assets in either of the years presented.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	EXIT ACTIVITIES

Exit activity costs consist of employee termination benefits, contract termination and other exit costs, and are accounted for under FASB ASC Topic 420, Exit or Disposal Cost Obligations. Employee termination benefits primarily consist of employee severance costs. Contract termination costs are costs to terminate a contract that is not a capital lease, including costs to terminate the contract before the end of its term or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. Other exit costs include those costs that are the direct result of the exit activities and do not benefit ongoing activities, including relocation of retained employees due to facility or location consolidation and legal and consulting fees related to employee or contract terminations.

2008/2009 Program

In the fourth quarter of 2008, the Company undertook a strategic review of its businesses’ cost structure. In order to better align its organization to its operating segments and become more competitive in the current economic environment, the Company initiated some actions late in 2008 and committed to a more comprehensive plan of action early in 2009.

During September 2009, as a result of ongoing studies associated with efforts to reduce its overall cost structure, the Company announced its intention to consolidate worldwide contact lens manufacturing and begin migrating the vast majority of global contact lens production to existing sites in Waterford, Ireland and Rochester, New York. This migration involved a phased withdrawal from the Company’s production facility in Livingston, Scotland during 2010 and 2011.

The exit activities associated with the above programs resulted in cost reductions in certain manufacturing operations and in selling, general and administrative functions. These activities affected approximately 2,100 positions worldwide and resulted in total charges of $137.4, including $117.3 for termination benefits, and $20.1 for contract termination and other exit costs. The pre-tax charges for termination benefits and contract termination and other exit costs required substantially equivalent cash payments. These activities were substantially completed by the end of 2011. Related cash expenditures were substantially completed by the end of 2012.

2010 Program

In May 2010, the Company’s Board of Directors approved a second series of actions designed to further improve profitability and operational efficiency. The exit activities associated with this second series of actions are expected to result in additional cost reductions in certain manufacturing operations, procurement and selling, general and administrative functions. These activities affected approximately 500 positions worldwide and resulted in total charges of $55.0, including $43.8 for termination benefits, and $11.2 for contract termination and other exit costs. The pre-tax charges for termination benefits and contract termination and other exit costs required substantially equivalent cash payments. These activities were substantially completed by the end of 2012 and related cash expenditures are expected to be substantially complete by the end of 2013.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents a summary of exit activity charges reported in the Statements of Operations:

	2008/2009 Program [1]	2010 Program	Total
Year Ended December 25, 2010:
Cost of products sold	$2.4	$9.5	$11.9
Selling, general and administrative	24.4	22.0	46.4
Research and development	1.2	4.7	5.9

Total exit activity charges	$28.0	$36.2	$64.2

Year Ended December 31, 2011:
Cost of products sold	$0.9	$2.4	$3.3
Selling, general and administrative	9.2	3.8	13.0
Research and development	—	2.6	2.6

Total exit activity charges	$10.1	$8.8	$18.9

Year Ended December 29, 2012:
Cost of products sold	$0.5	$3.5	$4.0
Selling, general and administrative	0.3	4.7	5.0
Research and development	0.4	1.8	2.2

Total exit activity charges	$1.2	$10.0	$11.2

Incurred to Date:
Cost of products sold	$34.2	$15.4	$49.6
Selling, general and administrative	95.8	30.5	126.3
Research and development	7.4	9.1	16.5

Total exit activity charges	$137.4	$55.0	$192.4

Incurred to Date (by major type of cost):
Employee termination benefits	$117.3	$43.8	$161.1
Contract termination and other exit costs	20.1	11.2	31.3

Total exit activity charges	$137.4	$55.0	$192.4

[1]	In addition to total exit activity charges in the above table, accelerated depreciation of $2.0 related to the 2008/2009 program was reported in the year ended December 25, 2010.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes balance sheet activity related to exit activities:

	2008/2009 Program		2010 Program
	Employee Termination Benefits	Contract Termination and Other Exit Costs	Employee Termination Benefits	Contract Termination and Other Exit Costs	Total – All Programs
Balance at December 26, 2009	$28.4	$3.5	$—	$—	$31.9
Additions	27.1	1.9	27.1	9.1	65.2
Revisions to initial estimates	(0.8)	(0.2)	—	—	(1.0)

2010 exit activity charges	26.3	1.7	27.1	9.1	64.2

Cash payments	(32.0)	(4.3)	(12.9)	(9.1)	(58.3)
Foreign currency translation adjustments	(0.4)	—	—	—	(0.4)

Balance at December 25, 2010	$22.3	$0.9	$14.2	$—	$37.4

Additions	8.5	3.5	9.6	0.9	22.5
Revisions to initial estimates	(1.3)	(0.6)	(1.7)	—	(3.6)

2011 exit activity charges	7.2	2.9	7.9	0.9	18.9

Cash payments	(23.0)	(0.3)	(17.1)	(0.9)	(41.3)

Balance at December 31, 2011	$6.5	$3.5	$5.0	$—	$15.0

Additions	1.2	0.8	9.9	1.1	13.0
Revisions to initial estimates	(0.4)	(0.3)	(1.1)	—	(1.8)

2012 exit activity charges	0.8	0.5	8.8	1.1	11.2

Cash payments	(2.6)	(3.8)	(5.3)	(1.1)	(12.8)
Foreign currency translation adjustments	0.1	(0.1)	0.1	—	0.1

Balance at December 29, 2012	$4.8	$0.1	$8.6	$—	$13.5

14.	OPERATING LEASES

The Company leases land, buildings, machinery and equipment under noncancelable operating leases. Total annual rental expense for 2012, 2011 and 2010 amounted to $40.4, $36.7 and $33.9, respectively.

Minimum future rental commitments having noncancelable lease terms in excess of one year aggregated $105.7 as of December 29, 2012 and are payable as follows: 2013, $33.1; 2014, $20.1; 2015, $15.2; 2016, $12.6; 2017, $9.8 and beyond, $15.0.

15.	COMMITMENTS AND CONTINGENCIES

Subsidiary Debt Guarantees

Opco guarantees in writing for its subsidiaries certain indebtedness used for working capital and other obligations. Those written guarantees totaled approximately $913.9 and $843.4 at December 29, 2012 and December 31, 2011, respectively. The written guarantees are principally attributed to Opco’s guarantee of a euro-denominated senior secured term loan facility on behalf of its Dutch subsidiary and its guarantee of a bank loan on behalf of its Japanese subsidiary. Outstanding balances under the guaranteed debt facilities were $647.2 and $564.1 at December 29, 2012 and December 31, 2011, respectively. From time to time, Opco may also make verbal assurances with respect to indebtedness of its subsidiaries under certain lines of credit or other credit facilities, also used for working capital.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Letters of Credit

Opco had outstanding standby letters of credit totaling approximately $30.4 and $13.7 at December 29, 2012 and December 31, 2011, respectively, on behalf of various subsidiaries. Additionally, outstanding standby letters of credit totaling approximately $28.5 at December 29, 2012 and $29.6 at December 31, 2011 were in place to ensure payment of possible workers’ compensation, product liability (exclusive of the MoistureLoc product liability1) and other insurance claims. At December 29, 2012 and December 31, 2011, the Company had recorded liabilities of approximately $9.6 and $11.5, respectively, related to workers’ compensation, product liability (exclusive of the MoistureLoc product liability1) and other insurance claims.

Tax Indemnifications

In connection with divestitures, and the deconsolidation associated with the formation of TPV, the Company has agreed to indemnify certain tax obligations arising out of tax audits or administrative or court proceedings relating to tax returns for any periods ending on or prior to the closing date of the respective divestiture or deconsolidation. The Company believes that any obligation arising out of these agreements would not have a material impact on its financial position. As of December 29, 2012 and December 31, 2011, the Company had recorded a long-term liability of $2.1 and $1.9, respectively, associated with its indemnity agreements.

Environmental Indemnifications

The Company has certain obligations for environmental remediation and Superfund matters related to current and former Company sites. The Company has an ongoing program in place designed to identify and manage potential environmental liabilities through such actions as having a rotating schedule of regular assessments performed to identify and manage environmental risks at Company sites before they become issues, a domestic waste disposal contract which contains indemnification of the Company from the vendor for disposal of all waste once it leaves Company property, a regular schedule of training and prevention programs designed to keep employees in Company sites aware of their responsibilities, environmental due diligence for business acquisitions and real estate transactions and ongoing tracking of significant laws and regulations affecting the Company in any of the countries where it operates. In those instances where the Company may identify environmental liability, the Company manages directly all remedial investigations, negotiation of approved remediation plans with applicable governmental authorities and implementation of all approved remediation activities.

At December 29, 2012 and December 31, 2011, estimated future investigation and remediation costs of approximately $1.9 and $1.7, respectively, were accrued by the Company, excluding estimates for legal expenses. The estimate for future investigation and remediation costs follows guidelines established by the American Standards for Testing and Materials (ASTM) Document E2137-01. All known current potential Company environmental liabilities are considered in this estimate. It is reasonable to expect that the Company’s recorded estimates of its liabilities may change and there is no assurance that additional costs greater than the amounts accrued will not be incurred, or that changes in environmental laws or their interpretation will not require additional amounts to be spent. The Company does not believe that its financial position, results of operations or cash flows are likely to be materially affected by environmental liabilities.

Other Commitments and Contingencies

The Company has entered into agreements that are enforceable and legally binding, to purchase goods and services, or to make royalty payments that are to be used in the Company’s normal operations. The aggregated minimum obligation under these agreements was $64.5 as of December 29, 2012 and is payable as follows: 2013, $39.8; 2014, $11.2; 2015, $5.0; 2016, $5.1; and 2017, $3.4.

[1]	Letters of credit are not necessary due to the corresponding insurance recovery asset as described in Note 17—Other Matters—Product Liability Lawsuits.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is involved in lawsuits, claims, investigations and proceedings, including patent, trademark, commercial and environmental matters, which are being handled and defended in the ordinary course of business. Pending material litigation matters are discussed further in Note 17—Other Matters. In addition to pending litigation matters, the Company may from time to time learn of alleged non-compliance with laws or regulations or other improprieties through compliance hotlines, communications by employees, former employees or other third parties, as a result of its internal audit procedures, or by some other means.

The Company’s policy is to comply with applicable laws and regulations in each jurisdiction in which it operates and, if the Company becomes aware of a potential or alleged violation, to conduct an appropriate investigation, to take appropriate remedial action and to cooperate fully with any related governmental inquiry. There can be no assurance that any future investigation or resulting remedial action will not have a material adverse financial, operational or other effect on the Company.

16.	SUPPLEMENTAL BALANCE SHEET INFORMATION

	December 25, 2010	December 31, 2011	December 29, 2012
Allowances for Losses on Trade Receivables
Balance at beginning of period	$10.4	$8.5	$5.1
Change in provision	2.7	(0.7)	1.8
Gross write-offs of trade receivables accounts	(4.2)	(2.8)	(1.5)
Other, net	(0.4)	0.1	0.1

Balance at end of period	$8.5	$5.1	$5.5

		December 31, 2011	December 29, 2012
Inventories
Raw materials and supplies		$73.7	$84.5
Work in process		15.1	18.3
Finished products		200.2	214.6

		$289.0	$317.4

		December 31, 2011	December 29, 2012
Property, Plant and Equipment, net
Land		$47.0	$47.6
Buildings		364.9	391.1
Machinery and equipment		660.8	749.2
Leasehold improvements		26.0	34.4
Equipment on operating lease		16.7	23.4

		1,115.4	1,245.7
Less accumulated depreciation		(426.2)	(527.1)

		$689.2	$718.6

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	OTHER MATTERS

Legal Proceedings

The Company has been involved as a party in a number of material legal proceedings or investigations, including governmental investigations, tax litigation, product liability litigation, including lawsuits related to the MoistureLoc recall initiated in 2006, and breach of contract disputes. The Company intends to defend itself in all of these matters. See further discussion below.

ISTA Investigation

In April 2008, ISTA Pharmaceuticals, Inc. (ISTA), received a series of Grand Jury Subpoenas from the office of the United States Attorney for the Western District of New York requesting information relating primarily to ISTA’s marketing and promotion of Xibrom. In October 2011, ISTA, and some of its officers and current and former employees received correspondence from the government identifying them as targets of an ongoing Department of Justice (DOJ) criminal investigation into ISTA’s marketing and promotional practices. Parallel civil DOJ investigations are currently ongoing and these investigations are focused on potential violations of civil and/or criminal laws, including the Federal False Claims Act, the Food, Drug and Cosmetic Act, and the Anti-Kickback Statute. In addition, there have been two related qui tam complaints brought against ISTA. Bausch & Lomb had no involvement in the alleged events that are the focus of the government’s investigations, but on June 6, 2012, Bausch & Lomb acquired ISTA and has therefore assumed responsibility for the matter. Tolling agreements have been executed to allow cooperation and discussions regarding resolution. ISTA executed indemnification agreements with each of the individuals under investigation, and each of these individuals has executed a corresponding undertaking agreement. The Company may have to incur significant legal fees and/or pay or incur substantial fines or penalties in connection with the ongoing investigation and/or resultant litigation against ISTA and/or these individuals. The Company is cooperating fully with the government’s investigations and discussions to resolve potential civil and criminal claims arising from this matter are underway. The liabilities assumed in connection with the acquisition of ISTA include an estimated fair value of the loss contingency of $35, included in Accrued Liabilities on the Company’s Balance Sheets as of December 29, 2012. See Note 2—Acquisitions and Licensing Agreements for further discussion.

MoistureLoc Product Liability Lawsuits

As of March 5, 2013, the Company has been served or is aware that it has been named as a defendant in approximately 324 currently active product liability lawsuits (some with multiple plaintiffs) pending in a New York State Consolidated Proceeding described below as well as certain other U.S. state courts on behalf of individuals who claim they suffered personal injury as a result of using a contact lens solution with MoistureLoc. The Company has also received a small number of unfiled claims of injury which are not included within totals for currently active lawsuits.

Two consolidated cases were established to handle MoistureLoc claims. First, on August 14, 2006, the Federal Judicial Panel on Multidistrict Litigation created a coordinated proceeding in the Federal District Court for the District of South Carolina. Second, on January 2, 2007, the New York State Litigation Coordinating Panel ordered the consolidation of cases filed in New York State, and assigned the coordination responsibilities to the Supreme Court of the State of New York, New York County. There are approximately 320 currently active non-fusarium cases pending in the New York Consolidated Proceeding.

On July 15, 2009, the New York State Supreme Court overseeing the New York Consolidated Proceeding granted the Company’s motion to exclude plaintiffs’ general causation testimony with regard to non-fusarium infections, which effectively excluded plaintiffs from testifying that MoistureLoc caused nonfusarium infections.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On September 15, 2011, the New York State Appellate Division, First Department, affirmed the Trial Court’s ruling. On February 7, 2012, the New York Court of Appeals denied plaintiffs’ additional appeal. Plaintiffs have subsequently filed a motion to renew the trial court’s ruling, and the Company has crossfiled a motion for summary judgment to dismiss all remaining claims. A ruling on that motion is expected by the end of March 2013.

All matters under jurisdiction of the coordinated proceedings in the Federal District Court for the District of South Carolina have been dismissed, including individual actions for personal injury and a class action purporting to represent a class of consumers who suffered economic claims as a result of purchasing a contact lens solution with MoistureLoc.

As of March 5, 2013, the Company has settled approximately 628 cases in connection with MoistureLoc product liability suits. All U.S. based fusarium claims have now been resolved and less than five fusarium claims involving claimants outside of the United States remain pending. Based on this settlement experience, the Company’s Balance Sheets include an additional liability and a corresponding insurance recovery asset which were less than one percent of the Company’s total current liabilities as of December 29, 2012 and December 31, 2011.

The insurance recovery asset has been recorded following an assessment of (1) the Company’s available product liability insurance coverage, (2) reservations of rights raised by the carriers under such policies, (3) experience to date in working with insurance carriers in the resolution and payment of claims, and (4) third-party assessments as to the solvency of such carriers and their ability to support payment of claims against the underlying policies. The Company could in future periods incur judgments or enter into settlements that individually or in the aggregate could have a material adverse effect on its results of operations and financial condition in any such period.

Material Tax Litigation

In 1993, the Company formed a partnership, Wilmington Partners, to raise additional financing. Several of its subsidiaries contributed various assets in exchange for partnership interests. The contributed assets included a $550 note (the Contributed Note). The Company determined that the Contributed Note had a tax basis of $550 upon contribution and therefore that the subsidiary that contributed the Contributed Note had a tax basis of $550 in its partnership interest in Wilmington Partners.

In June 1999, following a downgrade in its credit rating, the Company completed a series of restructuring transactions with respect to its interests in Wilmington Partners. In one of those transactions, the subsidiary that had contributed the Contributed Note sold a portion of its partnership interest to an outside investor. This sale generated a long-term capital loss of approximately $348 that the Company applied in 1999, carried back to 1998 and carried forward to the years 2001 through 2004. The amount of this loss depends in part on the contributing partner’s tax basis in the Contributed Note at the time of its contribution to Wilmington Partners. After the completion of the restructuring transactions, Wilmington Partners sold all of the assets of one of its operating businesses to an outside party. Wilmington Partners reported both gains and losses on the sale of the business assets. The amounts of gain and loss recognized on this sale depend on the initial tax basis of the Contributed Note and the tax consequences of the subsequent restructurings.

The transactions noted above have been the subject of multiple IRS reviews, starting in 1996. On December 4, 1996, the IRS initiated an audit of Wilmington Partners’s 1993 taxable year, the year in which Wilmington Partners was formed. That audit was completed with a letter dated March 23, 2000, in which the IRS stated that it would make no adjustments to Wilmington Partners’s tax return for the 1993 taxable year.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 12, 2006, the IRS issued an FPAA to Wilmington Partners for its two taxable periods that ended during 1999. The IRS asserted that the contributing partner’s tax basis in the Contributed Note at the time of its contribution to Wilmington Partners (and therefore that Wilmington Partners’s initial tax basis in the Contributed Note) was $0, not $550. The adjustment affected the amount of gain recognized by Wilmington Partners in 1999 with respect to the sale of the operating business discussed above.

The IRS further asserted that the adjustment to the initial tax basis in the Contributed Note resulted in the disallowance of the long-term capital loss of approximately $348 that the Company reported on the sale of the Wilmington Partners partnership interest. The IRS sought to assess additional tax for the Company’s 1999 taxable year resulting from the Company’s sale of its Wilmington Partners partnership interest and disallowed the losses related to that sale that the Company had carried back to its 1998 taxable year and carried forward to its taxable years 2001 through 2004; the IRS also made related adjustments to the Company’s 2000 and 2005 tax years.

The Company challenged the FPAA and the IRS’s proposed assessments and adjustments on various grounds in the Tax Court, including the ground that the applicable statute of limitations had expired for the years 1998, 1999 and 2000. On April 30, 2008, the Tax Court issued an Order and Decision stating that the applicable statute of limitations for those years had indeed expired, thereby foreclosing the assessment of any tax in those years resulting from the FPAA adjustments. As discussed further below, this ruling is now supported by a U.S. Supreme Court opinion in an unrelated case. In the same Order and Decision, the Tax Court ruled that no tax resulting from the FPAA adjustments could be assessed in 2001 through 2004. As discussed further below, this latter ruling is now subject to further proceedings.

The IRS appealed the Order and Decision to the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”). On April 25, 2012, prior to any decision by the Second Circuit in the Company’s case, the U.S. Supreme Court released its opinion in a different case, United States v. Home Concrete & Supply, LLC. In Home Concrete, which presented a substantially similar statute of limitations issue as in the Wilmington Partners matter, the Supreme Court rejected the IRS’s statute of limitations argument. Therefore, as a result of Home Concrete, the IRS sought to withdraw its appeal of the Tax Court’s decision in the Company’s case with respect to the years 1998, 1999 and 2000.

The IRS did not, however, seek to withdraw its appeal with respect to the Company’s 2001 through 2004 tax years, arguing that although it could not assess taxes for years prior to 2001, it could make adjustments in those prior years that would affect losses carried forward to the 2001 through 2004 tax years. The total assessments now at issue are limited to those losses carried forward to the years 2001 through 2004 and related assessments to the Company’s 2005 tax year.

On September 10, 2012, the Second Circuit affirmed the Tax Court’s holding with respect to 1998, 1999 and 2000. It remanded the Wilmington Partners case to the Tax Court with instructions that the Tax Court clarify the grounds for its holding with respect to 2001 through 2004. The Company believes that the arguments it has presented and the Tax Court’s prior ruling justify disallowing the adjustments in the FPAA for years 2001 through 2004, but the Company cannot be certain of the outcome of the further proceedings on these adjustments. On March 8, 2013, the Tax Court issued an Order encouraging the parties to settle the case. The Company expects to engage in settlement discussions with the IRS soon.

The Company has not made any financial provision for the asserted additional taxes, penalties or interest as the Company believes the related tax benefits have met the recognition and full measurement threshold as outlined under FASB ASC Subtopic 740-10-25, Income Taxes – Overall Recognition. If the Tax Court were to rule against the Company (and all of the Company’s appeals were unsuccessful), the Company believes that the

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

maximum actual cash payment it would be required to make to the IRS would be $36 ($26 in tax and $10 in penalties), plus interest. The amount of gross interest that the Company will owe is uncertain but as of March 31, 2013 it estimates that it is approximately 55% of the total tax and penalties; interest will continue to accrue pending resolution of the described proceedings. Any settlement with the IRS may result in an actual cash payment to the IRS, the amount of which will depend on the terms of that settlement.

Any final resolution of Wilmington Partners’s FPAA proceeding may result in related adjustments to the tax liability of the Company’s subsidiaries that are or were partners in Wilmington Partners.

The Company cannot be certain of the outcome of any of these proceedings or the terms of any settlement. Therefore any final determination or settlement of the issues discussed above could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

Subpoenas from the New York Office of Inspector General for the U.S. Department of Health and Human Services

On June 29, 2011, the Company received a subpoena from the New York Office of Inspector General for the U.S. Department of Health and Human Services regarding payments and communications between Bausch & Lomb and medical professionals related to its pharmaceutical products Lotemax and Besivance. The government has indicated that the subpoena was issued in connection with a civil investigation, and the Company is cooperating fully with the government’s investigation. The Company believes it has complied with all relevant laws and has produced certain documents in response to the subpoena. The Company has been made aware that one former Bausch & Lomb employee was interviewed in March 2012 by the government. The Company has heard of no additional activity at this time, and whether the government’s investigation is ongoing or will result in further requests for information is unknown. The Company will continue to work with the U.S. Attorney’s Office regarding the scope of the subpoena and any additional specific information that may be requested. The Company’s liability in this matter, if any, is unknown.

Rembrandt Arbitration

In October 2007, the Company entered into a Master Agreement with Rembrandt Vision Technologies LP (Rembrandt) in settlement of a prior patent infringement litigation in which Rembrandt had alleged that its PureVision contact lenses, and certain CIBA Vision Corporation products, had infringed a Rembrandt patent. In March 2009, Rembrandt terminated the Master Agreement and subsequently filed a demand for arbitration, alleging a breach of its terms. An arbitration panel issued a decision on January 6, 2011, finding that it breached or potentially breached certain terms of the Master Agreement. A partial final award was rendered on July 31, 2012 in the amount of $62.0, plus $10.3 of interest expense. In December 2012, the matter was settled for $68.5, representing $58.4 of damages and $10.1 of interest. The settlement was included in accrued liabilities on the Company’s balance sheets as of December 29, 2012 and was paid in January 2013. The damages were recorded in selling, general, and administrative expenses and the interest was recorded in interest expense and other financing costs in the Company’s statement of operations.

General Litigation Statement

From time to time, the Company is engaged in, or is the subject of, various lawsuits, claims, investigations and proceedings, including product liability, patent, trademark, commercial and other matters, in the ordinary course of business. In addition to pending litigation matters, the Company may from time to time learn of alleged non-compliance with laws or regulations or other improprieties through compliance hotlines, communications by employees, former employees or other third parties, as a result of its internal audit procedures, or otherwise.

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Healthcare Reform

In March 2010, healthcare reform legislation was enacted in the United States. This legislation contains several provisions that impact the Company’s business.

Although many provisions of the new legislation did not take effect immediately, several provisions became effective in the first quarter of 2010. These include (1) an increase in the minimum Medicaid rebate to states participating in the Medicaid program to 23.1 percent on branded prescription drugs and to 13 percent for generic prescription drugs; (2) the extension of the Medicaid rebate to Managed Care Organizations that dispense drugs to Medicaid beneficiaries; and (3) the expansion of the 340(B) Public Health Services drug pricing program, which provides outpatient drugs at reduced rates, to include additional hospitals, clinics, and healthcare centers. These provisions did not have a material impact on the Company’s revenues.

Beginning in 2011, the new law requires that drug manufacturers provide a 50 percent discount to Medicare beneficiaries whose prescription drug costs cause them to be subject to the Medicare Part D coverage gap (i.e. the “donut hole”). In addition, the Company was assessed its share of a new fee assessed on all branded prescription drug manufacturers and importers. These provisions did not have a material effect on the Company’s consolidated financial statements.

Beginning in 2013, the legislation imposed an excise tax of 2.3 percent on the domestic sales of medical devices as that term is defined by the FDA. Contact lenses are specifically exempt from the tax, while certain cataract/vitreoretinal products, including ophthalmic surgery equipment, instruments, IOLs, and consumables, are subject to the tax. During December 2012, final regulations were issued.

18.	SUBSEQUENT EVENTS

Acquisition of Remaining Shares of Technolas Perfect Vision GmbH

On January 25, 2013, the Company completed the acquisition of all outstanding and unowned shares of Technolas Perfect Vision GmbH (TPV), representing 45.9 percent of TPV’s outstanding equity. The Company

BAUSCH & LOMB HOLDINGS INCORPORATED AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

paid €99.5 ($133.1) for the unowned shares and €0.9 ($1.2) for transaction costs from cash on hand. This amount is subject to adjustments, including an increase of up to €92.0 for milestone payments contingent on achievement of sales targets for specific TPV products in future years. The Company is in the process of determining the fair value of the assets acquired and liabilities assumed in the transaction, the fair value of the contingent consideration, the fair value of the equity interest in TPV held by the Company immediately prior to the acquisition, and the gain or loss, if any, to be recognized upon settling preexisting relationships with TPV. TPV is a leading ophthalmology laser company based in Munich, Germany, established in 2009 through a joint venture between the Company and 20/10 Perfect Vision AG. The TPV femtosecond and excimer laser platforms for cataract and refractive surgery will broaden the Company’s already robust surgical product portfolio and new product pipeline. See further discussion in Note 6—Other Long-Term Investments, TPV Joint Venture.

Cash Dividend and Related Financing

On March 15, 2013, Holdco’s board of directors declared a cash dividend of $7.40 per share on Holdco’s outstanding common stock, resulting in total distributions to its stockholders of $772.4 (the “March 2013 Dividend”). The March 2013 Dividend was payable on March 19, 2013.

On March 19, 2013, Holdco borrowed $700.0 under a new senior unsecured term loan facility (Holdco Senior Term Loans and Opco borrowed $100.0 under its revolving credit facility (the “March 2013 Financing.”) The declaration and payment of the March 2013 Dividend, along with the payment of related fees and expenses, was financed by the March 2013 Financing.

Until March 19, 2014 (or earlier, between October 1, 2013 and March 19, 2014, under certain circumstances), the Holdco Senior Term Loans will bear interest at a rate per annum equal to 5.25 percent (or 6.00 percent if paid as PIK Interest) plus LIBOR, provided that LIBOR rates are subject to a floor of 1 percent per annum; on and after March 19, 2014 (or earlier, between October 1, 2013 and March 19, 2014, under certain circumstances), the term loans will bear interest at a rate per annum equal to 9.50 percent (or 10.25 percent if paid as PIK Interest).

The Holdco Senior Term Loans contain a number of covenants that, among other things, restrict Holdco’s ability and the ability of its Restricted Subsidiaries (as defined in the credit agreement) to incur additional indebtedness; pay dividends on its capital stock or redeem, repurchase or retire its capital stock or indebtedness; make investments, loans, advances or acquisitions; create restrictions on the payment of dividends or other amounts to it from its Restricted Subsidiaries; engage in transactions with its affiliates; sell assets, including capital stock of its subsidiaries; consolidate or merge; create liens; and enter into sale and lease-back transactions. The credit agreement also contains certain customary affirmative covenants and events of default. Holdco was in compliance with all applicable covenants as of March 22, 2013.

In connection with the payment of the March 2013 Dividend and a planned initial public offering, the Company modified or will modify on or shortly following the closing of such offering, as applicable, the terms of certain stock-based compensation awards held by current and former employees and directors, including (i) by making a cash payment in respect of, and adjusting the exercise price of, certain vested time-based stock options, (ii) by reducing the exercise price of all other stock options, (iii) in respect of the outstanding restricted stock, adjusting the market-based vesting condition and paying dividends subject to the underlying vesting conditions and (iv) making a cash payment in cancellation of, and granting replacement options in respect of, certain performance-based options. The incremental cost of the make-whole modification of time-based options and restricted stock is expected to be immaterial. The modification of performance-based options will not result in any current reporting impact, but may impact expense to be recognized upon the planned initial public offering.

BAUSCH & LOMB HOLDINGS INCORPORATED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 25, 2010, DECEMBER 31, 2011 AND DECEMBER 29, 2012

Dollar Amounts in Millions Except Per Share Data	2010	2011	2012
Selling, general and administrative	$9.6	$13.9	$18.8

Loss before Income Taxes and Equity in Losses of Equity Method Investee	(9.6)	(13.9)	(18.8)
Equity in losses of equity method investee	(186.4)	(110.0)	(49.5)

Net Loss	$(196.0)	$(123.9)	$(68.3)

Other Comprehensive (Loss) Income
Foreign Currency Translation Adjustments	$(21.8)	$14.6	$(1.0)
Change in Fair Value of Effective Cash Flow Hedges	16.4	(2.4)	3.4
Changes in Defined Benefit Plans	(17.4)	(29.2)	(43.9)
Other	(0.4)	(1.2)	(0.2)

Other Comprehensive Loss	(23.2)	(18.2)	(41.7)

Comprehensive Loss	$(219.2)	$(142.1)	$(110.0)

Basic and Diluted Net Loss Per Share	$(1.89)	$(1.19)	$(0.66)
Weighted average shares outstanding (000s)	103,472	103,889	104,159

See Notes to Condensed Financial Information.

BAUSCH & LOMB HOLDINGS INCORPORATED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

CONDENSED PARENT COMPANY BALANCE SHEETS

DECEMBER 31, 2011, AND DECEMBER 29, 2012

Dollar Amounts in Millions - Except Per Share Data	2011	2012
Assets
Cash and cash equivalents	$0.1	$—
Investment in subsidiary	879.7	794.8

Total Assets	$879.8	$794.8

Liabilities and Shareholders’ Equity

Commitments and Contingencies (Note 2)

Shareholders’ Equity:
Common Stock, par value $0.01 per share, 450 million shares authorized, 104,227,439 shares issued (103,998,229 shares in 2011)	$1.0	$1.0
Preferred Stock, par value $0.01 per share, 50 million shares authorized, none issued	—	—
Common Stock in Treasury, at cost, 9,863 shares (11,655 shares in 2011)	(0.3)	(0.4)
Capital in Excess of Par Value	2,117.9	2,143.0
Retained Deficit	(1,072.4)	(1,140.7)
Accumulated Other Comprehensive Loss	(166.4)	(208.1)

Total Liabilities and Shareholders’ Equity	$879.8	$794.8

See Notes to Condensed Financial Information.

BAUSCH & LOMB HOLDINGS INCORPORATED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 25, 2010, DECEMBER 31, 2011 AND DECEMBER 29, 2012

Dollar Amounts in Millions	2010	2011	2012
Cash Flows from Operating Activities
Net Loss	$(196.0)	$(123.9)	$(68.3)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities
Equity in losses of equity method investee	186.4	110.0	49.5
Stock-based compensation expense	9.6	13.9	18.8

Net Cash Provided by Operating Activities	—	—	—

Cash Flows from Investing Activities
Investment in subsidiary	(8.8)	(7.2)	(6.2)

Net Cash Used in Investing Activities	(8.8)	(7.2)	(6.2)

Cash Flows from Financing Activities
Capital Contributions	8.9	7.6	8.8
Repurchase of Common Stock	(1.5)	(3.0)	(2.8)
Exercise of Stock Options	0.4	1.5	0.1

Net Cash Provided by Financing Activities	7.8	6.1	6.1

Net Change in Cash and Cash Equivalents	(1.0)	(1.1)	(0.1)
Cash and Cash Equivalents — Beginning of Period	2.2	1.2	0.1

Cash and Cash Equivalents — End of Period	$1.2	$0.1	$—

Supplemental Cash Flow Disclosures
Cash paid for interest	$—	$—	$—
Net cash payments for income taxes	—	—	—

See Notes to Condensed Financial Information.

BAUSCH & LOMB HOLDINGS INCORPORATED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

NOTES TO THE CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

Dollar Amounts in Millions

1.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations

These condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of Bausch & Lomb Incorporated and its subsidiaries exceeds 25% of the consolidated net assets of Bausch & Lomb Holdings Incorporated (the “Parent”) and its consolidated subsidiaries (together, the “Company”).

The Company is a holding company and conducts substantially all of its business operations through its subsidiary, Bausch & Lomb Incorporated. The parent/subsidiary relationship consists primarily of capital contributions and stock option activity. See Note 3—Subsequent Events for a discussion of the 2013 cash dividend and related financing. Deferred income taxes have not been provided at the standalone Parent level for financial reporting and tax basis differences on the undistributed earnings of the subsidiaries.

The Parent on a standalone basis has accounted for all subsidiaries using the equity method of accounting to reflect its ownership interest. The accounting policies used in the preparation of the parent-only financial statements are generally consistent with those used in the preparation of the consolidated financial statements of the Company. These parent-only financial statements and notes presented should be read in conjunction with the consolidated financial statements of the Company (“consolidated financial statements”).

Stock-Based Compensation

For a discussion of stock-based compensation, please read Note 11—Employee Stock Plans in the consolidated financial statements.

Share-based compensation cost recognized under FASB ASC Topic 718 Compensation — Stock Compensation (Topic 718) was $9.6 in 2010, $13.9 in 2011 and $18.8 in 2012 and primarily included expense associated with stock options. See Note 11—Employee Stock Plans in the consolidated financial statements for further detail on the impact of Topic 718.

Income Taxes

As of December 29, 2012, on a standalone basis for U.S. federal income tax reporting purposes, the Parent has approximately $4.4 million of unused net operating losses (“NOLs”).

Deferred taxes recognize the expected future tax consequences of events that have been recognized in the financial statements or tax returns. The Company assesses the available positive and negative evidence regarding the recoverability of its deferred tax assets and applies judgment in estimating whether it is more likely than not that its deferred tax assets, or some portion thereof, will not be realized.

The Company has evaluated the Parent’s potential sources of taxable income, the nature of its deferred tax assets and the relevant tax laws and determined that it is more likely than not that its deferred tax assets will not be realized, resulting in a valuation allowance of $14.2 and $21.4 as of December 31, 2011 and December 29, 2012, respectively. The amount of deferred tax assets considered realizable, however, could change materially as a result of future changes in sources of taxable income or future changes in tax laws.

BAUSCH & LOMB HOLDINGS INCORPORATED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

NOTES TO THE CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

2.	COMMITMENTS AND CONTINGENCIES

For a discussion of the Company’s commitments and contingencies, please read Note 15—Commitments and Contingencies and Note 17—Other Matters in the consolidated financial statements.

Subsidiary Debt Guarantees

All obligations under Bausch & Lomb Incorporated’s senior secured credit facilities are unconditionally guaranteed jointly and severally by the Parent and, subject to certain exceptions, each of the existing and future wholly-owned domestic subsidiaries of Bausch & Lomb Incorporated. In addition, all obligations of the Company’s Dutch subsidiary under the current senior secured credit facilities are unconditionally guaranteed jointly and severally by certain material restricted subsidiaries of that subsidiary. All obligations under Bausch & Lomb Incorporated’s senior secured credit facilities, and the guarantees of such obligations, are secured by substantially all of Bausch & Lomb Incorporated’s assets and the assets of each guarantor, subject to certain customary exceptions and exclusions. Please read Note 7—Debt of the consolidated financial statements for a discussion of complete discussion of the guarantees.

3.	SUBSEQUENT EVENTS

Cash Dividend and Related Financing

On March 15, 2013, the Parent’s board of directors declared a cash dividend of $7.40 per share on the Parent’s outstanding common stock, resulting in total distributions to its stockholders of $772.4 (the “March 2013 Dividend”). The March 2013 Dividend was payable on March 19, 2013.

On March 19, 2013, the Parent borrowed $700.0 under a new senior unsecured term loan facility and Bausch & Lomb Incorporated borrowed $100.0 under its revolving credit facility (the “March 2013 Financing”). The declaration and payment of the March 2013 Dividend, along with the payment of related fees and expenses, was financed by the March 2013 Financing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of ISTA Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of ISTA Pharmaceuticals, Inc. as of December 31, 2011 and 2010, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years ended December 31, 2011, 2010 and 2009. Our audits also included the 2011, 2010 and 2009 information included in the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISTA Pharmaceuticals, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years ended December 31, 2011, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2011, 2010 and 2009 information in the schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO USA LLP

Costa Mesa, California

February 27, 2012

ISTA PHARMACEUTICALS, INC.

BALANCE SHEETS

(in thousands, except per share data)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$71,593	$78,777
Accounts receivable, net of allowances of $1 at December 31, 2011 and 2010, respectively	56,364	33,497
Inventory, net of allowances of $1,076 and $1,275 at December 31, 2011 and 2010, respectively	6,718	6,130
Other current assets	5,444	3,454

Total current assets	140,119	121,858
Property and equipment, net	10,137	10,352
Deferred financing costs, net	947	1,885
Deposits and other assets	1,888	145

Total assets	$153,091	$134,240

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,564	$4,158
Accrued compensation and related expenses	5,071	6,428
Revolving Credit Facility	24,000	13,000
Current portion of Facility Agreement	21,450	21,450
Current portion of obligations under capital leases	114	143
Allowance for rebates and chargebacks	18,690	9,273
Allowance for product returns	9,128	8,623
Royalties payable	41,074	25,567
Other accrued expenses	13,763	17,394

Total current liabilities	137,854	106,036
Deferred rent and other long term liabilities	2,055	2,287
Obligations under capital leases	150	123
Facility Agreement, net of current portion and unamortized discounts and derivatives	21,975	38,706
Warrant liability	40,130	66,185

Total liabilities	202,164	213,337

Commitments and Contingencies
Stockholders’ deficit:
Preferred stock, $0.001 par value; 5,000 shares authorized of which 1,000 shares have been designated as Series A Participating Preferred Stock at December 31, 2011 and 2010; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 100,000 shares authorized at December 31, 2011 and 2010; 41,607 and 33,589 shares issued and outstanding at December 31, 2011 and 2010, respectively	42	33
Additional paid-in capital	410,063	323,442
Accumulated deficit	(459,178)	(402,572)

Total stockholders’ deficit	(49,073)	(79,097)

Total liabilities and stockholders’ deficit	$153,091	$134,240

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,
	2011	2010	2009
Revenues:
Product sales, net	$160,333	$156,525	$107,593
License revenue	—	—	3,055

Total revenues	160,333	156,525	110,648
Cost of products sold	39,109	37,608	27,278

Gross profit	121,224	118,917	83,370

Costs and expenses:
Research and development	31,628	25,929	24,904
Selling, general and administrative	89,577	82,631	56,377

Total costs and expenses	121,205	108,560	81,281

Income from operations	19	10,357	2,089
Other (expense) income:
Interest expense	(7,271)	(8,307)	(8,591)
(Loss) gain on derivative valuation	(2,223)	130	1,177
Loss on warrant valuation	(47,139)	(7,522)	(52,066)
Other, net	8	42	(363)

Total other expense	(56,625)	(15,657)	(59,843)

Net loss	$(56,606)	$(5,300)	$(57,754)

Net loss per common share, basic and diluted	$(1.47)	$(0.16)	$(1.74)

Shares used in computing net loss per common share, basic and diluted	38,610	33,440	33,228

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ (Deficit)
	Shares	Amount
Balance at December 31, 2008	33,079,277	$33	$326,036	$(25)	$(343,243)	$(17,199)
Issuance of common stock from exercises of stock options	52,425	—	166	—	—	166
Restricted stock issuances	139,213	—	—	—	—	—
Common stock issued under ESPP	20,208	—	12	—	—	12
Warrant classification to liability	—	—	(10,741)	—	3,725	(7,016)
Stock-based compensation costs	—	—	3,738	—	—	3,738
Net loss	—	—	—	—	(57,754)	(57,754)
Foreign currency translation adjustment				25	—	25

Comprehensive loss	—	—	—	25	(57,754)	(57,729)

Balance at December 31, 2009	33,291,123	33	319,211	—	(397,272)	(78,028)
Issuance of common stock from exercises of stock options	37,142	—	81	—	—	81
Restricted stock issuances	113,688	—	—	—	—	—
Common stock issued under ESPP	147,382	—	288	—	—	288
Stock-based compensation costs	—	—	3,862	—	—	3,862
Net loss	—	—	—	—	(5,300)	(5,300)

Comprehensive loss	—	—	—	—	(5,300)	(5,300)

Balance at December 31, 2010	33,589,335	33	323,442	—	(402,572)	(79,097)
Reduction of common stock due to unvested restricted stock awards	(377,039)	—	—	—	—	—
Net issuance of common stock from exercises of stock options	561,632	2	2,241	—	—	2,243
Restricted stock issuances	101,456	—	—	—	—	—
Issuance of common stock from warrant exercise	7,594,502	6	6,230	—	—	6,236
Transfer of warrant liability to additional paid-in capital upon exercises of warrants	—	—	73,194	—	—	73,194
Common stock issued under ESPP	137,016	1	710	—	—	711
Stock-based compensation costs	—	—	4,246	—	—	4,246
Net loss	—	—	—	—	(56,606)	(56,606)

Comprehensive loss	—	—	—	—	(56,606)	(56,606)

Balance at December 31, 2011	41,606,902	$42	$410,063	$—	$(459,178)	$(49,073)

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2011	2010	2009
OPERATING ACTIVITIES
Net loss	$(56,606)	$(5,300)	$(57,754)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock-based compensation costs	4,277	3,862	3,738
Amortization of deferred financing costs	938	1,072	1,115
Amortization of discounts on Facility Agreement	2,495	2,848	3,038
Change in value of warrants related to Facility Agreement	47,139	7,522	52,066
Change in value of derivatives related to Facility Agreement	2,223	(130)	(1,177)
Depreciation and amortization	2,304	1,386	1,047
Loss (gain) on disposition of assets	5	(23)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(22,867)	(16,063)	(2,192)
Inventory, net	(588)	(582)	(3,259)
Other current assets	(1,990)	(279)	(1,025)
Accounts payable	406	(1,694)	466
Accrued compensation and related expenses	(1,357)	(1,303)	3,786
Allowance for rebates and chargebacks	9,417	4,494	2,705
Allowance for product returns	505	3,114	2,268
Royalties payable	15,507	18,219	1,481
Other accrued expenses	(5,031)	10,990	1,082
Deferred rent and other long-term liabilities	(263)	(37)	(343)
Deferred income	—	—	(3,055)

Net cash (used in) provided by operating activities	(3,486)	28,096	3,987

INVESTING ACTIVITIES
Maturities of marketable securities	—	—	4,700
Purchases of equipment	(1,910)	(3,440)	(1,317)
Deposits and other assets	(343)	67	(5)

Net cash (used in) provided by investing activities	(2,253)	(3,373)	3,378

FINANCING ACTIVITIES
Proceeds from exercises of warrants	6,236	—	—
Net proceeds from exercises of stock options	2,243	81	166
Payments under capital leases	(185)	(17)	(139)
Repayments on Facility Agreement	(21,450)	—	—
Proceeds from Revolving Credit Facility	121,000	52,000	52,000
Repayments on Revolving Credit Facility	(110,000)	(52,000)	(54,000)
Proceeds from issuance of common stock for ESPP	711	288	12
Financing costs on issuance of Facility Agreement	—	—	(43)

Net cash (used in) provided by financing activities	(1,445)	352	(2,004)

Effect of exchange rate changes on cash	—	—	25
(Decrease) increase in cash and cash equivalents	(7,184)	25,075	5,386
Cash and cash equivalents at beginning of year	78,777	53,702	48,316

Cash and cash equivalents at end of year	$71,593	$78,777	$53,702

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$4,081	$4,393	$4,307
Equipment additions under capital leases	$183	$151	$118
Transfer of warrant liability to additional paid-in capital upon exercises of warrants	$73,194	$—	$—

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

The Company

ISTA Pharmaceuticals, Inc. (“ISTA”, the “Company”, or “we”) was incorporated as Advanced Corneal Systems, Inc. in California in February 1992 to discover, develop and market new remedies for diseases and conditions of the eye. In March 2000, we changed our name to ISTA Pharmaceuticals, Inc., and we reincorporated in Delaware in August 2000. BROMDAY™, BEPREVE®, ISTALOL®, VITRASE®, XIBROM (bromfenac ophthalmic solution)®, XIBROM™, T-PRED™, PROLENSA™, BEPOSONE™, BEPOMAX™, ISTA®, ISTA Pharmaceuticals, Inc.® and the ISTA logo are our trademarks, either owned or under license.

We are a rapidly growing commercial-stage, multi-specialty pharmaceutical company developing, marketing and selling our own products in the United States, or the U.S., and Puerto Rico. We are the third largest branded prescription eye care business in the U.S. and have a growing allergy drug franchise. We have had success in obtaining product approvals for five prescription drugs in six years. We manufacture our finished good products through third-party contracts, and we in-license or acquire new products and technologies to add to our internal development efforts from time to time. Our products and product candidates seek to treat allergy and serious diseases of the eye and include therapies for ocular inflammation and pain, glaucoma, dry-eye and ocular and nasal allergies.

We currently have four products available for sale in the U.S. and Puerto Rico: once-daily BROMDAY (bromfenac ophthalmic solution) 0.09%, for the treatment of postoperative inflammation and reduction of ocular pain in patients who have undergone cataract extractions, or BROMDAY, BEPREVE (bepotastine besilate ophthalmic solution) 1.5%, for the treatment of ocular itching associated with allergic conjunctivitis, ISTALOL (timolol maleate ophthalmic solution) 0.05%, for the treatment of glaucoma and VITRASE (hyaluronidase injection) ovine, 200 USP units/ml, for use as a spreading agent. At the beginning of 2011, we had one additional product available for sale, twice-daily XIBROM (bromfenac ophthalmic solution) 0.09%, a topical non-steroidal anti-inflammatory formulation of bromfenac for the treatment of ocular inflammation and pain following cataract surgery, or XIBROM. Due to the rapid adoption of BROMDAY, we stopped shipping XIBROM in February 2011. At that time, we anticipated wholesalers would continue to sell XIBROM to pharmacies until their inventories were depleted. As of December 31, 2011, the wholesalers’ inventories were depleted.

Basis of Presentation

We have incurred losses since inception and have a stockholders’ deficit of approximately $49.1 million at December 31, 2011.We believe that our existing capital resources as well as our anticipated future operations will enable us to fund operations for at least the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. Our significant estimates include, among others, our estimates for product returns, rebates and chargebacks, the fair value of our financial instruments, stock-based compensation, royalty obligations and litigation related matters.

Reclassifications

Certain comparative prior year amounts in the Financial Statements and accompanying notes may have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported operating expenses or net loss.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, current and long-term debt, certain derivatives related to our debt obligations and common stock warrants issued to lenders. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying amount of our revolving credit facility with Silicon Valley Bank, or Revolving Credit Facility, approximates fair value since the interest rate approximates the market rate for debt securities with similar terms and risk characteristics. Although our facility agreement, or the Facility Agreement, with certain institutional accredited investors, collectively known as the Lenders, is considered a financial instrument, we are unable to reasonably determine fair value.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments with maturities of three months or less when purchased. Cash equivalents are carried at cost, which we believe approximates fair value because of the short-term maturity of these instruments. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at December 31, 2011, due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may exceed federally insured limits. At December 31, 2011 and 2010, we had invested $15 million and $60 million, respectively in short-term, low interest rate U.S. Treasury Funds.

Concentration of Credit Risk and Customers

Financial instruments that potentially subject us to a significant concentration of credit risk principally consist of cash and cash equivalents, and trade receivables. Wholesale distributors account for a substantial portion of trade receivables. Accounts receivables from Cardinal Health, Inc., McKesson HBOC and AmeriSource Bergen Corp. accounted for 40%, 41% and 15% respectively, of our 2011 total accounts receivables as compared to 43%, 37% and 14%, respectively, of our 2010 total accounts receivables. We maintain reserves for bad debt and such losses, in the aggregate, have not exceeded our estimates.

Sales to Cardinal Health, Inc., McKesson HBOC and AmeriSource Bergen Corp. accounted for 39%, 37% and 18% of our net revenues for the year ended December 31, 2011; 40%, 36% and 16% of our net revenues for the year ended December 31, 2010; and 35%, 40% and 17% of our net revenues for the year ended December 31, 2009.

Inventory

Inventories, net of allowances, are stated at the lower of cost or market. Cost is determined by the first-in, first-to- expire method.

Inventory is reviewed periodically for slow-moving or obsolete status. We adjust our inventory to reflect situations in which the cost of inventory is not expected to be recovered. We would record a reserve to adjust inventory to its net realizable value if: (i) a launch of a new product is delayed, inventory may not be fully utilized and could be subject to impairment, (ii) when a product is close to expiration and not expected to be sold,

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

(iii) when a product has reached its expiration date or (iv) when a product is not expected to be saleable. In determining the reserves for these products, we consider factors such as the amount of inventory on hand and its remaining shelf life, and current and expected market conditions, including management forecasts and levels of competition. We have evaluated the current level of inventory considering historical trends and other factors, and based on our evaluation, have recorded adjustments to reflect inventory at its net realizable value. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand, competition or other relevant factors differ from expectations. These estimates require us to make assessments about the future demand for our products in order to categorize the status of such inventory items as slow-moving, obsolete or in excess-of-need. These future estimates are subject to the ongoing accuracy of our forecasts of market conditions, industry trends, competition and other factors. Differences between our estimated reserves and actual inventory adjustments have not been significant, and are accounted for in the current period as a change in estimate.

Costs incurred for the manufacture of validation batches for pre-approval products are recorded as research and development expenses in the period in which those costs are incurred.

Property and Equipment

Property and equipment are recorded at cost. Equipment and furniture are depreciated using the straight-line method over their estimated useful lives (generally three to seven years) and leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Equipment acquired under capital leases is amortized over the estimated useful life of the assets and included in depreciation expense. Leasehold improvements contributed by the lessor are capitalized and depreciated over the period of the lease and the contributions are recorded as deferred rent and amortized over the term of the lease as a reduction to rent expense.

Long-lived Assets

If indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we measure the amount of such impairment by comparing the fair value to the carrying value. We believe the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value, and accordingly, we have not recognized any impairment losses through December 31, 2011.

Deferred Financing Costs

In connection with the issuance of our Facility Agreement, we paid financing costs, which consisted primarily of placement agent fees, accounting, legal and filing fees which are being amortized over the life of the debt. Amortization of the deferred financing costs using the effective interest method was $0.9 million, $1.1 million and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively, and were included in interest expense. As of December 31, 2011 and 2010, deferred financing costs, net of accumulated amortization were approximately $1.0 million and $1.9 million, respectively.

Revolving Credit Facility

Under our Revolving Credit Facility, we may borrow up to the lesser of $25.0 million or 80% of eligible accounts receivable, plus the lesser of 25% of net cash or $10.0 million. As of December 31, 2011, we had

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

$24.4 million available under the Revolving Credit Facility of which we borrowed $24 million. We also had letters of credit of $0.6 million outstanding. All outstanding amounts under the Revolving Credit Facility bear interest at a variable rate equal to the lender’s prime rate plus a margin of 0.25%. In no event shall the interest rate on outstanding borrowings be less than 4.25%, which is payable on a monthly basis. The Revolving Credit Facility also contains customary covenants regarding the operation of our business and financial covenants relating to ratios of current assets to current liabilities and is collateralized by all of our assets. An event of default under the Revolving Credit Facility will occur if, among other things, (i) we are delinquent in making payments of principal or interest on the Revolving Credit Facility; (ii) we fail to cure a breach of a covenant or term of the Revolving Credit Facility; (iii) we make a representation or warranty under the Revolving Credit Facility that is materially inaccurate; (iv) we are unable to pay our debts as they become due, certain bankruptcy proceedings are commenced or certain orders are granted against us, or we otherwise become insolvent; or (v) an acceleration event occurs under certain types of other indebtedness outstanding from time to time. If an event of default occurs, the indebtedness to Silicon Valley Bank could be accelerated, such that it becomes immediately due and payable. One of the covenants contained in the Revolving Credit Facility relates to the ratio of adjusted current assets to current liabilities. During the fourth quarter of 2011, we failed to meet this covenant, but we obtained a waiver of the covenant from Silicon Valley Bank. As of December 31, 2011, we are in compliance with all of the covenants under the Revolving Credit Facility. All amounts borrowed under the Revolving Credit Facility were repaid in January 2012. The Revolving Credit Facility expires on March 31, 2012. While we expect to renew the Revolving Credit Facility on terms substantially the same as the existing terms, there can be no assurance that we will be able to renew the Revolving Credit Facility or whether we would be able to renew the Revolving Credit Facility at substantially the same terms.

Facility Agreement

In 2008, we entered into a Facility Agreement, pursuant to which the Lenders loaned us $65 million. On December 31, 2011 we had total indebtedness under the Facility Agreement of $43.5 million, which excludes unamortized discounts of $2.5 million and the value of the derivative of $2.4 million.

Outstanding amounts under the Facility Agreement accrue interest at a rate of 6.5% per annum, payable quarterly in arrears. We are required to repay the Lenders 33% of the original principal amount (or $21.5 million) on September 26, 2012, and 34% of the original principal amount (or $22.0 million) on September 26, 2013.

Any amounts drawn under the Facility Agreement may become immediately due and payable upon (i) an “event of default,” as defined in the Facility Agreement, in which case the Lenders would have the right to require us to repay 100% of the principal amount of the loan, plus any accrued and unpaid interest thereon, or (ii) the consummation of certain change of control transactions, in which case the Lenders would have the right to require us to repay 110% of the outstanding principal amount of the loan, plus any accrued and unpaid interest thereon. An event of default under the Facility Agreement will occur if, among other things, (i) we fail to make payment when due; (ii) we fail to comply in any material respect with any covenant of the Facility Agreement, and such failure is not cured; (iii) any representation or warranty made by us in any transaction document was incorrect, false, or misleading in any material respect as of the date it was made; (iv) we are generally unable to pay our debts as they become due or a bankruptcy or similar proceeding is commenced by or against us; or (v) cash and cash equivalents on the last day of each calendar quarter are less than $10 million. The Facility Agreement also contains customary covenants regarding operations of our business. As of December 31, 2011, we are in compliance with all the covenants under the Facility Agreement.

Because the consummation of certain change in control transactions results in a premium of the outstanding principal, the premium put feature is a derivative that is required to be bifurcated from the host debt instrument

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

and recorded at fair value at each quarter end. The value of the derivative, which is related to certain change in control transactions under our Facility Agreement, increases or decreases as a result of the probability of the existence of a change in control. In 2011, the value of the derivative increased as a result of our Board of Directors, or our Board, considering our strategic options. The value of the derivative at December 31, 2011 was $2.4 million, is marked-to-market and adjusted quarterly through other expense.

In 2008, we issued to the Lenders warrants to purchase an aggregate of 15 million shares of our common stock at an exercise price of $1.41 per share. If we issue or sell shares of our common stock (other than certain “excluded shares,” as such term is defined in the Facility Agreement), we will issue concurrently therewith additional warrants to purchase such number of shares of common stock as will entitle the Lenders to maintain the same beneficial ownership in the Company after the issuance as they had prior to such issuance, as adjusted on a pro rata basis for repayments of the outstanding principal amount under the loan, with such warrants being issued at an exercise price equal to the greater of $1.41 per share and the closing price of the common stock on the date immediately prior to the issuance.

In 2009, as required by the Derivatives and Hedging Topic of the FASB Accounting Standards Codification, which provides requirements to determine whether the warrants are indexed to the Company’s stock, we classified our warrants as a liability, specifically because of the anti-dilutive provisions in the warrant agreement, where additional warrants might be issued should we issue additional equity, with such additional warrants being issued at a price equal to the fair value of the common stock being issued, but not less than $1.41. The cumulative effect was a $10.7 million reduction to additional paid-in capital for the original value of warrants, partially offset by a decrease in accumulated deficit of $3.7 million to reflect the change in the value of the warrants at December 31, 2008.

Additionally, the warrants are marked to market and adjusted quarterly. We recorded non-cash valuation losses of $47.1 million or $1.22 per diluted share, $7.5 million, or $0.22 per diluted share and $52.1 million, or $1.57 per diluted share for the years ended December 31, 2011, 2010 and 2009, respectively. The change in the valuation of the warrants was primarily driven by changes in our stock price, related volatility and the weighted average number of warrants outstanding. During the year ended December 31, 2011, some of the Lenders and their assignees exercised a total of 8.1 million warrants, of which a portion were exercised for cash and a portion were exercised on a cashless basis. The change in the valuation of the warrants for the years ended December 31, 2010 and 2009 was primarily driven by an increase in our stock price and an increase in related volatility.

Commitments and Contingencies

We are subject to routine claims and litigation incidental to our business. In the opinion of management, the resolution of such claims is not expected to have a material adverse effect on our operating results or financial position.

Income Taxes

We account for income taxes under the provision of Accounting Standards Codification 740, “Income Taxes”, or ASC 740. As of December 31, 2011 and 2010, there were no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate. Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. We had no accrual for interest or penalties on our balance sheets at December 31, 2011 and 2010, respectively, and have not recognized interest and/or penalties in the statement of operations for the year ended December 31, 2011. We are subject to taxation in the U.S. and various state jurisdictions.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Supply Concentration Risks

Some materials used in our products are currently obtained from a single source.

We have a supply agreement with Senju Pharmaceuticals Co. Ltd., or Senju, for bepotastine besilate, which is the active pharmaceutical ingredient in BEPREVE. Currently, Senju is our sole source for bepotastine besilate for BEPREVE. We have a supply agreement with Regis Technologies, Inc., or Regis, for bromfenac, which is the active pharmaceutical ingredient in BROMDAY and was also used for XIBROM. Currently, Regis is our sole source for bromfenac. We also have supply agreements with Bausch & Lomb, Inc., or Bausch & Lomb, to manufacture commercial quantities of BROMDAY, BEPREVE and ISTALOL. Currently, Bausch & Lomb is our sole source for BROMDAY, BEPREVE and ISTALOL.

Ovine hyaluronidase, the active pharmaceutical ingredient used in VITRASE, is processed in several stages to produce a highly purified raw material for formulation. In June 2010, we received approval from the FDA to manufacture hyaluronidase at our Irvine, California manufacturing facility and began production of highly purified ovine hyaluronidase in July 2010. We have a supply agreement with Alliance Medical Products to manufacture commercial quantities of VITRASE. Currently, Alliance Medical Products is our sole source for VITRASE.

Revenue Recognition

Product Revenues. We recognize revenues from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and we are reasonably assured of collecting the resulting receivable. We recognize product revenues net of estimated allowances for rebates, chargebacks, product returns and other discounts, such as wholesaler fees. If actual future payments for allowances for discounts, product returns, wholesaler fees, rebates and chargebacks materially exceed the estimates we made at the time of sale, our financial position, results of operations and cash flows may be negatively impacted.

We establish allowances for estimated rebates, chargebacks and product returns based on numerous qualitative and quantitative factors, including:

•	the number of agreements with customers and specific contractual terms;

•	the estimated level of units in the distribution channel;

•	historical rebates, chargebacks and returns of products;

•	direct communication with customers;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by us and/or our competitors;

•	analysis of prescription data gathered by a third-party prescription data provider;

•	the impact of wholesaler distribution agreements;

•	the impact of changes in state and federal regulations; and

•	the estimated remaining shelf-life of products.

In our analyses, we utilize on-hand unit data purchased from the major wholesalers, as well as prescription data purchased from a third-party data provider, to develop estimates of sales by wholesalers to pharmacies and

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

others. We utilize an internal analysis to compare, on a historical basis, net product shipments versus both estimated prescriptions written and product returns. Based on such analysis, we develop an estimate of the quantity of product which may be subject to various discounts, product returns, rebates, chargebacks and wholesaler fees.

We record estimated allowances for rebates, chargebacks, product returns and other discounts, such as wholesaler fees, in the same period when revenue is recognized. The objective of recording the allowances for such deductions at the time of sale is to provide a reasonable estimate of the aggregate amount of credit to our direct customers or payments to our indirect customers. Customers typically process their claims for allowances such as early pay discounts promptly, usually within the established payment terms. We monitor actual credit memos issued to our customers and compare such actual amounts to the estimated provisions, in the aggregate, for each allowance category to assess the reasonableness of the various reserves at each balance sheet date. Differences between our estimated allowances and actual credits issued have not been significant, and are accounted for in the current period as a change in estimate.

In general, we are obligated to accept from our customers the return of products that have reached their expiration date. We authorize returns for damaged products, expiring and expired products in accordance with our return goods policy and procedures, and have established reserves for such amounts at the time of sale. We typically refund the agreed proportion of the sales price by the issuance of a credit, rather than a cash refund or exchange for inventory, and the returned product is destroyed. With the launch of each of our products, we record a sales return allowance, which is larger for stocking orders than subsequent re-orders. To date, actual product returns have not exceeded our estimated allowances for returns. Although we believe that our estimates and assumptions are reasonable as of the date made, actual results may differ significantly from these estimates. Our financial position, results of operations and cash flows may be materially and negatively impacted if actual returns materially exceed our estimated allowances for returns.

We identify product returns by their manufacturing lot number. Because we manufacture in bulk, lot sizes can be large and, as a result, sales of any individual lot may occur over several periods. As a result, we are unable to specify if actual returns or credits relate to a sale that occurred in the current period or a prior period, and therefore, we cannot specify how much of the allowance recorded relates to sales made in prior periods. Since there have been no material differences between estimates recorded and actual credits issued, we believe our systems and procedures are adequate for managing our business.

Allowances for product returns were $9.1 million and $8.6 million as of December 31, 2011 and 2010, respectively. These allowances reflect an estimate of our liability for products that may be returned by the original purchaser in accordance with our stated return policy, which allows customers to return products within six months of their respective expiration dates and for a period up to twelve months after such products have reached their respective expiration dates. We estimate our liability for product returns at each reporting period based on the estimated units in the channel and the other factors discussed above. As a percentage of gross product revenues, the reserve for product returns was 2.6%, 2.6% and 3.7% for the years ended December 31, 2011, 2010 and 2009, respectively. The decrease in the percentage between 2010 and 2009 is due to lower product returns, improved product shelf life, continued acceptance and sale of our products.

We also periodically offer promotional discounts to our existing customer base. These discounts are usually calculated as a percentage of the current published list price. Accordingly, the discounts are recorded as a reduction of revenue in the period that the program is offered. In addition to promotional discounts, at the time we implement a price increase, we generally offer our existing customers an opportunity to purchase a limited quantity of products at the previous list price. Shipments resulting from these programs generally are not in

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

excess of ordinary levels and therefore, we recognize the related revenue upon receipt by the customer and include the sale in estimating our various product-related allowances. In the event we determine that these sales represent purchases of inventory in excess of ordinary levels for a given wholesaler, the potential impact on product returns exposure would be specifically evaluated and reflected as a reduction to revenue at the time of such sale. Near the end of 2011, we had one such purchase for which we determined the purchase to be in excess of ordinary levels and deferred $1.9 million in product revenues. We believe the wholesalers did not have excess inventory on hand at December 31, 2011 and 2010, respectively.

Allowances for estimated rebates and chargebacks were $18.7 million and $9.3 million as of December 30, 2011 and 2010, respectively. Other discounts, such as wholesaler fees and prompt pay discounts, were $5.7 million and $5.0 million as of December 31, 2011 and 2010, respectively, which are included in other accrued expenses on the balance sheets. These allowances reflect an estimate of our liability for items such as rebates due to various governmental organizations under the Medicare/Medicaid regulations, rebates due to managed care organizations under specific contracts, chargebacks due to various organizations purchasing certain of our products through federal contracts and/or group purchasing agreements and fees charged by certain wholesalers under distribution agreements. We estimate our liability for rebates, chargebacks and other discounts, such as wholesaler fees, at each reporting period based on the assumptions described above.

As a percentage of gross product revenues, the allowance for rebates, chargebacks and other discounts such as wholesaler fees was 22.2%, 17.6% and 14.7% for the years ended December 31, 2011, 2010 and 2009, respectively. The increase is primarily due to growth in the number and utilization of managed care contracts, federal contracts, and wholesaler distribution agreements and the impact of higher Medicaid and Medicare rebates required under the recent healthcare legislation. For the year ended December 31, 2011, we recorded estimated new Medicare rebates required under the legislation, commonly known as donut-hole rebates, of $1.6 million.

License Revenue. Amounts received for product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Amounts received for milestones are recognized upon achievement of the milestone, unless we have ongoing performance obligations. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred income in the accompanying balance sheets. During the year ended December 31, 2009, we recognized $3.1 million of previously deferred income primarily related to the termination of our supply agreement with Otsuka. We did not receive any similar license revenues in 2011 or 2010.

License Fees and Research and Development Costs

Expenditures relating to research and development are expensed in the period incurred. Research and development expenses to date have consisted primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research and development personnel, costs for consultants and contract research, costs related to development of commercial scale manufacturing capabilities for our products BROMDAY, BEPREVE, ISTALOL, VITRASE and XIBROM and in-process research and development costs related to the acquisition of late-stage development compounds such as BEPOMAX, BEPOSONE and T-PRED.

We generally classify and separate research and development expenditures into amounts related to clinical development costs, regulatory costs, pharmaceutical development costs, manufacturing development costs and medical affairs costs.

We expense amounts paid to acquire or maintain licenses when the ultimate recoverability of the amounts paid is uncertain and the technology had no alternative future use when acquired. Payments made to acquire or

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

maintain licenses are capitalized when we determine that the amounts paid have alternative future use. We have $1.4 million capitalized as of December 31, 2011, which is included in deposits and other assets, related to license rights that have a remaining estimated life of 5 years. This amount was recorded in the fourth quarter of 2011 as an out-of-period adjustment.

Stock-based Compensation

We recognize compensation costs for all stock-based awards made to employees and directors. The fair value of stock-based awards is estimated at grant date using an option pricing model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period. Since stock-based compensation is recognized only for those awards that are ultimately expected to vest, we have applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised, if necessary, in future periods if actual forfeitures differ from estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs.

Our stock-based compensation plans are discussed further in Note 4.

Net Loss Per Share

Basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted-average number of common and common equivalent shares, such as stock options and warrants outstanding during the period. Diluted earnings for common stockholders per common share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. Diluted EPS excludes the impact of potential common shares related to our stock options and warrants, in periods in which the options exercise or conversion price is greater than the average market price of our common stock during the period.

Common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. We have further determined that the warrants issued in conjunction with our Facility Agreement represent participating securities. However, because we operate at a net loss, and losses are not allocated to the warrant holders, the two class method does not affect our calculation of earnings per share.

The following table sets forth the computation of net loss (numerator) and shares (denominator) for loss per share (in thousands):

	Years Ended December 31,
	2011	2010	2009
Numerator:
Net loss	$(56,606)	$(5,300)	$(57,754)

Denominator:
Weighted average shares outstanding used for basic and diluted loss per share	38,610	33,440	33,228

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NOTES TO FINANCIAL STATEMENTS

Potentially dilutive securities, which are not included in our loss per share, are summarized below (in thousands):

	Years Ended December 31,
	2011	2010	2009
Common stock options	10,319	7,957	7,051
Warrants	6,911	15,000	15,000

Total dilutive securities	17,230	22,957	22,051

Executive Employment Agreements

We have agreements with each of our officers which provides that any unvested stock options and restricted shares then held by such officer will become fully vested and, with respect to stock options, immediately exercisable, in the event of a change in control of the Company and, in certain instances, if within twenty-four months following such change in control such officer’s employment is terminated by the Company without cause or such officer resigns for good reason within sixty days of the event forming the basis for such good reason termination.

In December 2011, we entered into a new employment agreement with our Chief Executive Officer, or CEO, which superseded the existing employment agreement with our CEO pursuant to which we granted to our CEO 172,775 cash-settled stock appreciation rights, or SARs, subject to vesting and other restrictions, and phantom stock equal to the product obtained by multiplying 27,225 shares of the Company’s common stock by the closing price of the Company’s common stock on the applicable measurement date, and also subject to vesting and other restrictions.

Segment Reporting

We currently operate in only one segment.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or the FASB issued Accounting Standards Update No. 2011-05 as amended by ASU 2011-12 which revised ASC 220 “Comprehensive Income.” The revisions increase the prominence of items reported in other comprehensive income, or OCI, by eliminating the option to present OCI as part of the statement of changes in shareholders’ equity. The amendments in this standard require that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASUs do not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

In May 2011, the FASB updated the accounting guidance on alignment of disclosures for Generally Accepted Accounting Principles, or GAAP, and the International Financial Reporting Standards, or IFRS, by updating Topic 820 entitled “Amendments to Achieve Common Fair Value Measurement and Disclosure

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Requirements in U.S. GAAP and IFRS”, relating to presentation of fair value measurements reported in financial statements. The updated guidance requires companies to align fair value measurement and disclosure requirements between GAAP and IFRS. The updated guidance is effective beginning in our fiscal 2012 year and earlier adoption is not permitted. The adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

2. Balance Sheet Details

Accounts Receivables

Accounts receivables are stated net of allowances for doubtful accounts. Accounts receivables at December 31, 2011 and 2010 consist of the following (in thousands):

	December 31,
	2011	2010
Gross accounts receivables (trade)	$56,322	$33,466
Other accounts receivables	43	32

Total gross receivables	56,365	33,498
Less reserve for doubtful accounts	(1)	(1)

Total receivables, net of allowances	$56,364	$33,497

We have collected approximately $50.4 million of our outstanding December 31, 2011 accounts receivable balance as of February 17, 2012.

Inventory

Inventories are stated at the lower of cost (first-in, first-to-expire) or market. Inventories at December 31, 2011 and 2010 consist of the following (in thousands):

	December 31,
	2011	2010
Raw materials	$4,539	$3,468
Work in process	123	100
Finished goods	3,132	3,837

Total inventory	7,794	7,405
Less reserve for excess and obsolescence	(1,076)	(1,275)

Total inventory, net of allowances	$6,718	$6,130

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Property and Equipment

Equipment and leasehold improvements and related accumulated depreciation and amortization at December 31, 2011 and 2010 consist of the following (in thousands):

	December 31,
	2011	2010
Equipment	$5,687	$4,080
Furniture and fixtures	1,221	990
Equipment under capital leases	694	511
Leasehold improvements	7,937	4,675
Construction in progress	443	4,456

Total property, plant and equipment	15,982	14,712
Less accumulated depreciation and amortization	(5,845)	(4,360)

Total net property, plant and equipment	$10,137	$10,352

As part of our facility lease that we entered into in 2010, the landlord contributed approximately $2.2 million toward the cost of tenant improvements. The tenant improvements were completed in the first quarter of 2011 and the landlord contribution was capitalized as leasehold improvements and non-cash deferred rent. Leasehold improvements will be depreciated over the term of the lease and the deferred rent is being amortized on a straight-line basis over the term of the lease as a reduction to rent expense.

Total depreciation and amortization expense amounted to $2.3 million, $1.4 million, and $1.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

3. Fair Value Measurements

Fair Value Measurements

We account for fair value measurements under FASB Accounting Standard Codification 820 “Fair Value Measurements and Disclosures”, or ASC 820, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

We have segregated all assets and liabilities measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

at the measurement date in the table below. As of December 31, 2011 and 2010, all of our assets and liabilities are valued using Level 1 inputs except for a derivative and warrants related to our Facility Agreement.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, using:			Total Carrying Value at December 31,
	Level 1	Level 2	Level 3
2011
Cash and cash equivalents, including U.S. Treasury Funds	$71,593	$—	$—	$71,593
Derivative (Facility Agreement)	—	—	(2,392)	(2,392)
Warrants	—	—	(40,130)	(40,130)

2010
Cash and cash equivalents, including U.S. Treasury Funds	$78,777	$—	$—	$78,777
Derivative (Facility Agreement)	—	—	(169)	(169)
Warrants	—	—	(66,185)	(66,185)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Derivative	Warrants
Balance at December 31, 2009	$(299)	$(58,663)
Total gains or losses (realized or unrealized)	130	(7,522)

Balance at December 31, 2010	(169)	(66,185)
Total gains or losses (realized or unrealized)	(2,223)	(47,139)
Transfer of warrant liability to additional paid- in capital upon exercises of warrants	—	73,194

Balance at December 31, 2011	$(2,392)	$(40,130)

4. Stockholders’ Equity

Common Stock Warrants

In 2008, we issued a total of 15 million warrants at an exercise price of $1.41 per share in conjunction with our borrowings under our Facility Agreement. If we issue or sell shares of our common stock (other than certain “excluded shares,” as such term is defined in the Facility Agreement), we will issue concurrently therewith additional warrants to purchase such number of shares of common stock as will entitle the Lenders to maintain the same beneficial ownership in the Company after the issuance as they had prior to such issuance, as adjusted on a pro rata basis for repayments of the outstanding principal amount under the loan, with such warrants being issued at an exercise price equal to the greater of $1.41 per share and the closing price of the common stock on the date immediately prior to the issuance.

The warrants expire on September 26, 2014 and contain certain limitations that prevent the holder from acquiring shares upon exercise of a warrant that would result in the number of shares beneficially owned by it to exceed 9.98% of the total number of shares of our common stock then issued and outstanding.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

In addition, upon certain change of control transactions, or upon certain “events of default” (as defined in the warrants), the holder has the right to net exercise the warrants for an amount of shares of our common stock equal to the Black-Scholes value of the shares issuable under the warrants divided by 95% of the closing price of the common stock on the day immediately prior to the consummation of such change of control or event of default, as applicable, as defined in the Facility Agreement. In certain circumstances where a warrant or portion of a warrant is not net exercised in connection with a change of control or event of default, the holder will be paid an amount in cash equal to the Black-Scholes value of such portion of the warrant which is not treated as a net exercise.

During the year ended December 31, 2011, some of the Lenders and their assignees exercised a total of 8.1 million warrants, of which a portion were exercised for cash and a portion were exercised on a cashless basis.

A reconciliation of warrant activity for year ended December 31, 2011 is as follows (in thousands):

	Warrants		Common Stock
Balance at December 31, 2010		15,000
Less: warrants exercised / common stock issued
For cash	(4,423)		4,423
On a cashless basis	(3,666)		3,172

Total warrants exercised / common stock issued		(8,089)	7,595

Balance at December 31, 2011		6,911

Employee Stock Purchase Plan

On December 7, 2009, our stockholders approved the 2009 Employee Stock Purchase Plan, or 2009 ESPP. The 2009 ESPP replaced our 2000 ESPP, which expired in April 2010. The 2009 ESPP will terminate on October 18, 2019, unless earlier terminated in accordance with the terms and provisions of the 2009 ESPP.

An aggregate of 3,000,000 shares is reserved for issuance under the 2009 ESPP. In addition, on each January 1, beginning on January 1, 2011, the number of shares reserved will be increased by the lesser of (i) 1% of the Company’s outstanding common stock or (ii) an amount determined by the Compensation Committee, or any other administrator of the 2009 ESPP. However, in no event will the number of shares reserved exceed the lesser of 10% of our outstanding common stock or 5,000,000 shares.

Every employee of the Company who customarily works more than 20 hours per week for more than five months per calendar year is eligible to participate in offerings made under the 2009 ESPP, subject to certain limitations. Shares of common stock is generally offered for purchase through a series of six-month offering periods. The initial offering period commenced on January 1, 2010 and ended on June 30, 2010, with subsequent offering periods commencing on six-month intervals thereafter beginning on July 1, 2010. The purchase price for the common stock will be the lower of 85% of the fair market value of the common stock on the first day of an offering period or 85% of the fair market value of the common stock on the last day of the offering period.

During 2011, 2010 and 2009, 137,016 shares, 147,382 shares and 20,208 shares, respectively, had been issued to participants. The ESPP shares issued in 2010 include 9,557 shares that were issuable as of December 31, 2009, and which were issued under the 2000 ESPP.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

ESPP activity during 2011 was as follows:

	Number of shares	Weighted-average purchase price
Available at December 31, 2010	2,862,175
Purchases	(137,016)	$5.18

Available at December 31, 2011	2,725,159

Stock Options

We have outstanding options to purchase shares of our common stock under individual option agreements, our 1993 Stock Plan, our 2000 Stock Plan and under our 2004 Performance Incentive Plan, or the 2004 Stock Plan. All of the outstanding options granted under the individual option agreements, the 1993 Stock Plan, the 2000 Stock Plan and the 2004 Stock Plan will remain outstanding, and subject to the provisions of the applicable agreement and plan until they are either exercised or expire in accordance with their respective terms. No new options were issued under the 1993 Stock Plan or the 2000 Stock Plan after the adoption of the 2004 Stock Plan and have been included in the shares of common stock authorized for issuance under the 2004 Stock Plan.

The 2004 Stock Plan provides for the grant of stock options, restricted stock awards, and performance shares to qualified employees, officers, directors, consultants and other service providers. The 2004 Stock Plan originally authorized us to grant options and/or rights to purchase up to an aggregate of 2,053,107 shares of common stock. In October 2005, the options available for issuance under the 2004 Stock Plan were increased by 1,000,000 shares to 3,053,107, of which up to 300,000 shares may be issued in connection with restricted stock awards or performance share awards. In October 2006, the options available for issuance under the 2004 Stock Plan was increased by 3,100,000 shares to 6,153,107, of which up to 700,000 shares may be issued in connection with restricted stock awards or performance share awards. In December 2009, the options available for issuance under the 2004 Stock Plan was increased by 6,000,000 shares to an aggregate of 12,153,107 shares, of which up to 1,450,000 shares may be issued in connection with restricted stock awards or performance share awards.

As of December 31, 2011, a total of 1,982,811 shares of common stock remain reserved for issuance under the 2004 Stock Plan. A summary of our stock option activity and related information during 2011 follows:

	Number of Shares	Weighted- Average Exercise Price	Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2010	7,957,312	$5.31
Granted	3,338,383	4.57
Exercised	(595,632)	4.84
Canceled	(380,281)	9.70

Outstanding at December 31, 2011	10,319,782	$4.94	6.31	$25,087,686

Options vested and expected to vest at December 31, 2011	10,050,163	$4.94	6.22	$24,279,048

Exercisable at December 31, 2011	6,141,000	$5.46	4.30	$12,696,085

The aggregate intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $5,536,231, $155,371and $272,976, respectively.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

At December 31, 2011, there was $11.8 million of total unrecognized compensation cost, related to non-vested stock options, which is expected to be recognized over a remaining weighted average vesting period of 3.3 years.

We use the Black-Scholes option-pricing model to estimate the fair value of stock-based awards. The determination of fair value using the Black-Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. We estimate the expected term based on the contractual term of the awards and employees’ exercise and expected post-vesting termination behavior.

The total number of stock option awards expected to vest is adjusted by estimated forfeiture rates. The weighted average assumptions used for the years ended December 31, 2011, 2010 and 2009 and the resulting estimates of weighted-average fair value per share of options granted and for stock purchases under the ESPP during those periods are as follows:

	Years Ended December 31,
	2011	2010	2009
Interest rate	1.2%	2.60%	2.00%
Volatility	91.07%	88.74%	91.00%
Expected life	7.5 years	6 years	7 years
Expected dividend yield	0%	0%	0%

Restricted Stock Awards

During the years ended December 31, 2011, 2010 and 2009, we granted a total of 477,844, 159,152 and 159,434 shares of restricted common stock, respectively, to employees under the 2004 Stock Plan. Restrictions on these shares will expire and related charges are being amortized as earned over the vesting period of four years.

The amount of unearned compensation recorded is based on the market value of the shares on the date of issuance. Expenses related to the vesting of restricted stock were $0.6 million, $0.5 million and $0.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, there was approximately $2.3 million of unamortized compensation cost related to restricted stock awards, which is expected to be recognized ratably over the vesting period of four years.

Restricted stock activity during 2011 was as follows:

	Number of Shares	Weighted- Average Fair Value
Outstanding at December 31, 2010	377,039	$3.24
Granted	477,844	4.61
Vested	(140,474)	3.83
Forfeited	(9,204)	3.38

Outstanding at December 31, 2011	705,205	$4.05

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Aggregate Stock-based Compensation Information

The weighted average fair value of equity instruments granted during 2011, 2010 and 2009 was as follows:

	Weighted Average Fair Value
	2011	2010	2009
Stock options	$4.57	$3.82	$2.68
ESPP Purchases	5.18	1.83	2.14
Restricted Stock	4.61	3.53	1.55
Stock-based compensation costs are as follows (in millions):

	Years Ended December 31,
	2010	2010	2009
Selling, general and administrative	$3.3	$2.9	$2.6
Manufacturing and research and development	1.0	1.0	1.2

Stock-based compensation costs	$4.3	$3.9	$3.8

5. Stock Appreciation Rights and Phantom Stock

During the fourth quarter of 2011, we granted 172,775 SARs to our CEO which were subject to vesting and other restrictions, at a price equal the closing price of our common stock on the applicable measurement date. One-half of such SARs will vest at the 2-year and 4-year anniversaries, respectively.

Upon exercise of each vested SAR, our CEO will receive cash equal in value to the difference between the exercise price and the fair market value at the vesting dates, less all applicable withholding taxes. Information about our cash-settled SARs is summarized in the following table.

	Cash-Settled Stock Appreciation Rights	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2010	—	—
Granted	172,775	$3.75

Outstanding at December 31, 2011	172,775	$3.75	9.9 years	$570,158

These SARs are accounted for as liability awards and are remeasured at fair value each reporting period until they become vested, assuming a prorated vesting over the period of the award, with compensation expense being recognized over the requisite service period in accordance with ASC 718-30 “Compensation—Stock Compensation, Awards Classified as Liabilities”, and the cumulative compensation cost recognized to date must be trued up each reporting period for changes in fair value prorated for the portion of the requisite service period rendered.

We use the Black-Scholes option-pricing model to estimate the fair value of the SARs. The determination of fair value using the Black-Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. We estimate the expected term based on the contractual term of the SARs, employees’ exercise and expected post-vesting termination behavior.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

The weighted average assumptions used for the years ended December 31, 2011 and the resulting weighted-average estimates of fair value per share of the SARs during the period are as follows:

Year Ended December 31, 2011
Interest rate	0.37%
Volatility	90.14%
Weighted expected life	3 years
Expected dividend yield	0%
Estimated fair value	$3.48

Also during the fourth quarter of 2011, we granted cash-settled phantom stock awards, or phantom stock, to our CEO, the value of which is equal to the product obtained by multiplying 27,225 phantom stock shares by the closing price of our common stock on any applicable measurement date, subject to vesting and other restrictions. One-half of such phantom stock will vest at the 2-year and 4-year anniversaries respectively.

Upon exercise of each vested phantom stock, our CEO will receive cash equal in value to the difference between the par value of the phantom stock and the fair market value at the vesting dates, less all applicable withholding taxes. Information about our cash-settled phantom stock is summarized in the following table.

	Cash-Settled Phantom Stock	Remaining Contractual Term
Outstanding at December 31, 2010	—
Granted	27,225

Outstanding at December 31, 2011	27,225	2.9 years

These phantom stock awards are accounted for as liability awards and are remeasured at fair value each reporting period until they become vested assuming a prorated vesting over the period of the award, with compensation expense being recognized over the requisite service period in accordance with ASC 718-30 “Compensation—Stock Compensation, Awards Classified as Liabilities”. The cumulative compensation cost recognized to date must be trued up each reporting period for changes in fair value prorated for the portion of the requisite service period rendered. We use the market price of our common stock at the end of each reporting period to estimate the fair value of the phantom stock.

For the year ended December 31, 2011, we recognized approximately $31,000 of compensation expense associated with the SARs and phantom stock.

6. Commitments and Contingencies

In April 2010, we commenced withholding royalty payments and initiated legal action against Senju seeking a declaratory judgment with regard to our royalty obligations to Senju in connection with bromfenac products and a recovery of overpaid XIBROM royalties and other damages. The only U.S. patent applicable to XIBROM and, now to BROMDAY, expired in January 2009 and, according to U.S. case law and the terms of our license agreement with Senju, we believe no bromfenac product royalties are due after patent expiration. In August 2010, the U.S. District Court for the Central District of California stayed our action against Senju, and, in September 2010, Senju initiated an arbitration proceeding regarding the same dispute with the International Chamber of Commerce, or the ICC. The order staying our action against Senju will not become appealable until after the arbitration is concluded and a judgment is entered in the court case. The arbitration proceeding, the outcome of which may also affect our BROMDAY royalty obligations, is ongoing.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

In February 2012, the arbitration tribunal adjudicating the dispute with Senju issued a decision on three preliminary matters. The arbitration tribunal upheld its own jurisdiction and rejected a request by Senju for interim and conservatory financial and other measures. The decision also addressed aspects of the law applicable to the parties’ dispute, concluding that Japanese law governs the obligation to pay royalties except insofar as Japanese law requires the application of U.S. mandatory law to the performance of certain obligations in the contract. In particular, the decision stated that U.S. mandatory laws govern ISTA’s obligation to pay royalties under the license, provided the facts of this case fall within the scope of U.S. mandatory law. We believe that U.S. mandatory law includes case law supporting our assertion that no bromfenac product royalties were due after the expiration of the bromfenac patent. In addition, the arbitration tribunal dismissed Senju’s request for an interim order permitting Senju to terminate the license or suspend our contractual rights as exclusive licensee, pending the resolution of the parties’ dispute. Following further submissions and evidence from the parties, the arbitration tribunal is expected to issue a final award. The timing of the issuance of a final award is unknown at this time.

In June 2010, we commenced withholding royalty payments and initiated a legal action by filing a Complaint against AcSentient, Inc. and AcSentient II, LLC, which we collectively refer to as AcSentient, seeking a declaratory judgment with regard to our bromfenac royalty obligations under the Asset Purchase Agreement dated May 3, 2002 between AcSentient and us. The only U.S. patent applicable to XIBROM and, now, to BROMDAY expired in January 2009 and, according to U.S. case law and the terms of our agreement with AcSentient, we believe no XIBROM and BROMDAY royalties are due after patent expiration. A declaratory judgment that we are seeking from the court in regard to royalty obligations to AcSentient may apply not only to XIBROM, but also to BROMDAY, which was approved by the FDA in October 2010. In November 2010, the Superior Court of the State of California, County of Orange stayed our case against AcSentient and ruled that the dispute had to be arbitrated. We will have an opportunity to appeal that court’s ruling after the final judgment is entered by the court. In January 2011, AcSentient filed a request for arbitration with the ICC. This arbitration is in its early stages.

There can be no assurance about when or how these two disputes will be resolved, and we cannot predict the final outcome or financial impact of either. The parties could elect to settle the dispute, allow the dispute to be resolved in arbitration or the U.S. courts or seek to exercise interim contractual rights including a purported termination by Senju prior to any determination in arbitration or the U.S. courts that would be challenged by ISTA. The range of outcomes could include continuation of the license with or without royalties, termination of the license with or without any assessment of costs or awards for withheld royalties or the negotiation of an amended license arrangement. Until these two disputes are resolved, for accounting purposes, we have been and intend to continue to reserve for BROMDAY and XIBROM royalties, which would have been payable to Senju and AcSentient if the relevant contractual royalty obligations were existing and enforceable. As of December 31, 2011, we had approximately $38.2 million reserved for such contingent XIBROM and BROMDAY royalties.

Subpoenas From the U.S. Attorney, Western District of New York. In April 2008, we received subpoenas from the office of the U.S. Attorney for the Western District of New York requesting information regarding the marketing activities related to XIBROM. We are cooperating with the government’s investigation. From April 2008 through December 31, 2011, we have incurred approximately $5.2 million, including $1.3 million incurred in 2011, in legal fees associated with this criminal investigation and expect to incur significant expenses in the future. In October 2011, we, and certain of our officers and current and former employees received correspondence from the government identifying them as targets. Tolling agreements have been executed to allow cooperation and discussions regarding resolution. If the government chooses to engage in civil litigation or initiate a criminal prosecution against us, our officers or our current or former employees, as a result of its review of the requested documents and other evidence, we may have to incur significant amounts to defend such actions

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

or pay or incur substantial fines or penalties, on behalf of ourselves, our officers or our current or former employees, any of which could significantly deplete our cash resources. The case is ongoing and the likelihood of an unfavorable outcome and/or the amount/range of loss or additional expenses, cannot be reasonably estimated.

TRICARE Retail Pharmacy Program. Section 703 of the National Defense Authorization Act of 2008, enacted on January 28, 2009, requires that pharmaceutical products purchased through the Department of Defense, or DoD, TRICARE Retail Pharmacy program be subject to the Federal Ceiling Price discount under the Veterans Health Care Act of 1992. DoD issued a rule pursuant to Section 703 that requires manufacturers to provide DoD with a quarterly refund on pharmaceutical products utilized through the TRICARE Retail Pharmacy program, and to pay rebates to DoD on TRICARE Retail Pharmacy purchases retroactive to January 28, 2008. We have requested a waiver of the retroactive rebate for TRICARE Retail Pharmacy utilization for the period from January 28, 2008 to May 26, 2009 (the effective date of the DoD rule). In addition, the regulation was the subject of litigation by others, and it was our position that the retroactive application of the regulation was contrary to established case law. In late October 2011, the United States District Court for the District of Columbia issued its decision in Coalition for Common Sense in Government Procurement v. United States, No. 08-996 (D.D.C. Oct. 25, 2011) upholding the DoD’s regulation. That case has been appealed to the United States Circuit Court for the District of Columbia. It is uncertain such appeal will be successful. In addition, the foregoing court decision does not impact our currently pending request for a waiver of the retroactive rebate. As of December 31, 2011, we determined that our payment of the retroactive rebate (from January 28, 2008 to May 26, 2009) created by the regulation is neither reasonably estimable nor probable.

FDA Complaint. In March 2011, we filed a Citizens Petition, or a CP, with the FDA. The CP requested the FDA to refrain from granting tentative or final approval of any abbreviated new drug application, or ANDA, for bromfenac sodium ophthalmic solution 0.09% that utilizes the labeling for XIBROM or omits any portion of the BROMDAY label relating to the once-per-day dosing. In May 2011, the FDA partially denied our CP and approved a generic version of XIBROM In May 2011, we filed a Complaint in the United States District Court for the District of Columbia alleging that the FDA’s approval of a generic version of XIBROM was arbitrary, capricious, and contrary to law. We also filed papers seeking injunctive relief with respect to the FDA’s approval of a generic version of twice-daily XIBROM and relief from denial of our 2011 CP requesting that the FDA refrain from granting tentative or final approval of any ANDA that utilizes the labeling for XIBROM or omits any portion of the BROMDAY label relating to the once-per-day dosing. Although our request for a temporary injunction was denied by the Court in May 2011, our subsequent motion for summary judgment seeking revocation of the approval of the generic bromfenac product, as well as the FDA’s counter-motion for summary judgment, have been fully briefed before the Court.

In October 2010, we submitted a Supplemental New Drug Application, or sNDA, to add a 2.4 mL size to the already existing NDA approval for 1.7 mL size of BROMDAY. In February 2011, FDAs Center for Drug Evaluation and Research, or CDER, issued a Complete Response letter, stating that the sNDA could not be approved because a single bottle should not be used to treat more than one eye in a post-operative setting. In May 2011, we requested a hearing on the proposal to deny approval of the sNDA. In August 2011, CDER issue a Notice of Opportunity for a Hearing, proposing to deny approval of the 2.4 mL size. The FDA was required to hold the hearing or grant itself summary judgment by December 3, 2011. In November 2011, we contacted CDER, saying it had violated its own rules by not commencing the hearing in time to meet the December 3 deadline. FDA responded by saying that any ruling on the matter should be deferred until a meeting of FDAs Dermatologic and Ophthalmic Drugs Advisory Committee could be held on the issue of whether a single bottle should be used to treat more than one eye in a post-operative session. We then requested the FDA to grant summary judgement because of CDERs persistent refusal to act on this matter or that CDER be ordered to commence a hearing forthwith.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

We are involved in other claims and legal proceedings incidental to our business from time to time. We do not believe that pending actions or proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows, and adequate provision has been made for the resolution of such actions and proceedings.

Debt and Lease Commitments

We lease our corporate and laboratory facilities and certain equipment under various operating leases. Provisions of the facilities lease provide for abatement of rent during certain periods and escalating rent payments during the term. Rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent. Additionally, we are required to pay taxes, insurance and maintenance expenses related to the building. Rent expense on the facilities and equipment during 2011, 2010 and 2009 was $1.0 million, $1.2 million and $0.8 million, respectively.

Future annual minimum payments under our facility leases and operating leases are as follows (in thousands):

Years Ending December 31:
2012	$1,066
2013	980
2014	993
2015	1,006
2016	889
Thereafter	865

Total	$5,799

Scheduled maturities of capital leases, debt, amounts borrowed under the Revolving Credit Facility and Facility Agreement as of December 31, 2011, are as follows (in thousands):

Years Ending December 31:
2012	$45,606
2013	22,209
2014	51
2015	8

67,874
Unamortized discounts on Facility Agreement	(2,517
Embedded derivative on Facility Agreement	2,392

Total	$67,749

Milestones

We are committed to make potential future milestone payments to third parties as part of our in-licensing and development programs. Milestone payments under these agreements generally become due and payable only upon achievement of certain development, regulatory and/or commercial milestones. As of December 31, 2011, the maximum potential future milestone payments to third parties is $32 million. Because the achievement of these milestones is neither probable nor reasonably estimable, such contingencies have not been recorded on our

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

balance sheet, except for a $2 million milestone related to our expected achievement of cumulative net revenues of BEPREVE, which we expect to pay to a vendor in the first quarter of 2012. Included in the $32 million are $12 million of future milestone payments related to products under development. Included in our December 31, 2011 balance sheet is a vendor payable, which is included in other accrued expenses, of $2 million related thereto.

7. Income Taxes

We account for income taxes under the Income Tax Topic of the FASB Accounting Standards Codification. As of December 31, 2011 and 2010, there are no unrecognized tax benefits included in the balance sheets that would, if recognized, affect the effective tax rate.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. We had no accrual for interest or penalties on our balance sheets at December 31, 2011 and 2010, respectively and have not recognized interest and/or penalties in the statement of operations for the year ended December 31, 2011.

We are subject to taxation in the U.S. and various state jurisdictions. Our tax years for 2008 and forward are subject to examination by federal tax authorities, as are the years 2007 and forward by state tax authorities. Net operating loss carryforwards from the years 1996 forward are also subject to adjustment.

At December 31, 2011, we had net deferred tax assets of $83.2 million. Due to uncertainties surrounding our ability to generate future taxable income to realize these assets, a full valuation has been established to offset the net deferred tax asset. Additionally, the future utilization of our net operating loss and research and development credit carryforwards to offset future taxable income are subject to an annual limitation, pursuant to Internal Revenue Code Sections 382 and 383, as a result of ownership changes that have occurred previously or that could occur in the future. We have completed a Section 382 analysis to determine the limitation of the net operating loss but have not completed an analysis of research and development credit carry forwards. Until this analysis has been performed, we have removed the deferred tax assets for federal research and development credits of $6.6 million and $6.4 million for state research and development credits generated through 2011 from the deferred tax asset schedule, and have recorded a corresponding decrease to the valuation allowance. When this analysis is finalized, we plan to update our unrecognized tax benefits. Due to the existence of the valuation allowance, future changes in our unrecognized tax benefits will not impact our effective tax rate.

We incurred net taxable losses for the years ended December 2011 and 2009, respectively. We generated net taxable income for the year ended December 31, 2010, primarily as a result of temporary differences related to accrued expenses and reserves. We utilized net operating loss carryforwards and research and development tax credits to offset our tax liabilities in 2010. At December 31, 2011, we had federal and California net operating loss carryforwards of approximately $123.0 million and $74.0 million, respectively. Our net operating loss carryforwards are limited due to previous ownership changes under Internal Revenue Code Section 382. We have established a valuation allowance against our federal and California net operating loss carryforwards due to the uncertainty of realization. Our federal tax loss carryforwards began to expire in 2011, and will continue to expire unless utilized. Our California tax loss carryforwards began to expire in 2012, and will continue to expire unless utilized. We also have federal and California research tax credit carryforwards of approximately $6.6 million and $6.4 million, respectively. The federal research tax credits began to expire in 2011, and will continue to expire unless utilized. Our California research tax credit carryforwards do not expire and will carryforward indefinitely until utilized.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Significant components of our deferred tax assets as of December 31, 2011 and 2010 are listed below. A valuation allowance of $83.2 million and $42.9 million at December 31, 2011 and 2010, respectively, has been recognized to offset the net deferred tax assets as realization of such assets is uncertain. Our valuation allowance changed by $1.7 million, $3.4 million and $0.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. A summary of the components of our deferred taxes follows (in thousands):

	December 31,
	2011	2010
Deferred tax asset:
Capitalized research and development	$17,869	$25,407
Stock-based compensation	4,123	3,894
Net operating losses	42,920	—
Accruals and other, net	18,344	13,610

Total deferred tax asset	83,256	42,911
Valuation allowance for deferred tax assets	(83,256)	(42,911)

	$—	$—

Our deferred tax asset increased by $38.6 million due to a gross up upon the completion of our study under Internal Revenue Code Section 382 during 2011.

A portion of the net operating loss carryforwards as of December 31, 2011 include amounts related to stock option deductions. Any excess tax benefits from stock-based compensation are only realized when income taxes payable is reduced, with the corresponding credit posted to additional paid-in capital.

A reconciliation between the U.S. statutory tax rate and our effective tax rate is as follows:

	Years Ended December 31,
	2011	2010	2009
Tax at U.S. statutory rate	(34%)	(34%)	(34%)
State income tax and rate, net	—	2%	3%
Warrant valuation	28%	49%	31%
Derivatives	1%	(1%)	(1%)
Stock options	—	15%	1%
Other	—	4%	—
Change in valuation allowances	4%	(34%)	—

Effective tax rate	0%	1%	0%

8. Employee Benefit Plan

We have a 401(k) Savings Plan covering substantially all employees that have been employed for one month and meet certain age requirements. Employees may contribute up to 92% of their compensation per year (subject to a maximum limit by federal tax law). In 2011, we provided matching contributions equal to 25% of the first 6% of contributed salary. Employer contributions were $0.4 million, $0.3 million and $0.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

9. Licensing Agreements

Senju Agreements

In May 2002, we acquired certain of the assets of AcSentient, which included exclusive U.S. development, manufacturing and marketing rights for ISTALOL and XIBROM. ISTALOL and XIBROM were originally licensed by AcSentient from Senju.

In November 2004, we entered into another license agreement with Senju under which Senju granted to us exclusive U.S. ophthalmic rights to ecabet sodium.

In 2006, we entered into three additional license agreements with Senju under which Senju has granted us exclusive North American ophthalmic rights for BEPREVE, various prostaglandin products and iganidipine.

In December 2009, we renegotiated with Senju our bromfenac rights to include, among other things, the expansion of our territory to include Canada and Mexico.

Generally, under the terms of our agreements with Senju, we are responsible for all costs associated with developing products covered by the licensed rights in ophthalmology for the U.S. and, with respect to XIBROM (and now BROMDAY),

BEPREVE, prostaglandins and iganidipine, North America, including clinical trials, regulatory filings, manufacturing, and, if the product is approved, marketing and sales activities.

We have paid to Senju non-refundable milestone payments of $4 million, in the aggregate, relating to the development process and regulatory approval of both ISTALOL and XIBROM and are required to pay royalties on the sales of products that are covered by Senju’s patent rights.

We have paid to Senju non-refundable milestone payments of $4 million , in the aggregate, relating to the development process and regulatory approval of BEPREVE and are required to pay royalties and milestones on the sales for the products that are covered by Senju’s patent rights.

We will be required to pay to Senju non-refundable milestone payments of up to $2 million, in the aggregate, if all such milestones relating to the development process and regulatory approval of ecabet sodium are accomplished, and royalties on future product sales covered by Senju’s patent rights.

We will be required to pay Senju non-refundable milestone payments of approximately $8 million, in the aggregate, if all such milestones relating to the development process and regulatory approval of iganidipine are accomplished, and royalties on future sales of products covered by Senju’s patent rights.

We will be required to pay Senju non-refundable milestone payments of approximately $8 million, in the aggregate, if all such milestones relating to the development process and regulatory approval of a prostaglandin product are accomplished, and royalties on future sales of products covered by Senju’s patent rights. See Note 6 of the Notes to the Financial Statements.

Mitsubishi Tanabe Agreement

In September 2007, we licensed exclusive North American rights to nasal dosage forms of bepotastine, an investigational product for the treatment of allergy symptoms, from Mitsubishi Tanabe Pharma Corporation

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

(formerly Tanabe Seiyaku Co., Ltd.), or Mitsubishi Tanabe. Under the terms of the license agreement with Mitsubishi Tanabe we paid an upfront payment to Mitsubishi Tanabe of $2.0 million, and will make additional payments based on achievement of development and approval milestones, and royalties on future product sales. We are responsible for all costs associated with developing nasal bepotastine in North America, including clinical trials, FDA filings, manufacturing, and, if the product is approved, marketing and sales activities. We also obtained the right to develop other nasal bepotastine products, including a fixed combination with a steroid, and a future right to negotiate for a North American license to oral dosage forms of bepotastine for allergy treatment. Under the terms of our bepotastine nasal agreement with Mitsubishi Tanabe, we are required to pay Mitsubishi Tanabe non-refundable milestone payments of approximately $12 million, if all such milestones relating to the development process and regulatory approval of bepotastine nasal are accomplished, and royalties on future product sales.

10. Stockholder’s Rights Agreement

In December 2001, we adopted a stockholder rights agreement pursuant to which we distributed rights to purchase units of our Series A Participating Preferred Stock, or Series A Preferred Stock. In January 2012, our Board approved a replacement stockholder rights agreement, effective January 12, 2012, that replaced the stockholder rights agreement which was originally was adopted in 2001 and expired on January 12, 2012. The new replacement rights agreement will expire at the earlier of the close of business on (i) January 12, 2015 or (ii) on December 21, 2012 if the approval of a majority of the shares of our common stock voting on the matter at the 2012 annual meeting or a special meeting has not been received prior to such time, unless the rights are previously redeemed, exchanged or terminated. A stockholder rights agreement is designed to deter coercive, unfair, or inadequate takeovers and other abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares. A stockholder rights agreement will not prevent takeovers at a full and fair price, but rather is designed to deter coercive takeover tactics and to encourage anyone attempting to acquire the Company to first negotiate with our Board.

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

11. Quarterly Results of Operations (unaudited)

The following table sets forth a summary of our unaudited quarterly operating results for each of the last eight quarters in the period ended December 31, 2011. This data has been derived from our unaudited interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this report and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with our financial statements and notes thereto included elsewhere in this report. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period (in thousands except earnings per share).

	Quarter Ended
	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010
	(unaudited)
Revenues:
Product sales, net	$45,089	$41,386	$37,138	$36,720	$51,133	$42,020	$35,068	$28,304

Total revenues	45,089	41,386	37,138	36,720	51,133	42,020	35,068	28,304
Cost of products sold	10,670	10,140	9,083	9,216	12,437	9,678	8,209	7,284

Gross profit	34,419	31,246	28,055	27,504	38,696	32,342	26,859	21,020
Costs and expenses:
Research and development	4,714	7,720	8,850	10,344	8,150	7,945	5,031	4,803
Selling, general and administrative	19,649	19,644	23,353	26,931	22,249	19,614	19,900	20,868

Total costs and expenses	24,363	27,364	32,203	37,275	30,399	27,559	24,931	25,671
Income (loss) from operations	10,056	3,882	(4,148)	(9,771)	8,297	4,783	1,928	(4,651)
Other expense, net	(25,978)	26,732	16,923	(74,302)	(16,724)	(28,299)	24,239	5,127

Net (loss) income	$(15,922)	$30,614	$12,775	$(84,073)	$(8,427)	$(23,516)	$26,167	$476

Net (loss) income per common share, basic	$(0.38)	$0.74	$0.33	$(2.49)	$(0.25)	$(0.70)	$0.78	$0.01

Net (loss) income per common share, diluted	$(0.38)	$0.64	$0.25	$(2.49)	$(0.25)	$(0.70)	$0.61	$0.01

ISTA PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

We recorded, in the fourth quarter of 2011, $2 million related to a milestone payment to a vendor and an out-of-period adjustment of $1.4 million related to the capitalization of license rights.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions	Deductions	Balance at end of year
	(in thousands)
Allowance for Rebates and Chargebacks:
Year ended December 31, 2011	$(9,273)	$(31,786)	$22,369	$(18,690)
Year ended December 31, 2010	(4,779)	(21,209)	16,715	(9,273)
Year ended December 31, 2009	(2,074)	(13,298)	10,593	(4,779)
Allowance for Product Returns
Year ended December 31, 2011	$(8,623)	$(5,441)	$4,936	$(9,128)
Year ended December 31, 2010	(5,509)	(5,150)	2,036	(8,623)
Year ended December 31, 2009	(3,241)	(4,927)	2,659	(5,509)
Allowance for Doubtful Accounts
Year ended December 31, 2011	$(1)	$(3)	$3	$(1)
Year ended December 31, 2010	(94)	—	93	(1)
Year ended December 31, 2009	(134)	13	27	(94)

ISTA PHARMACEUTICALS, INC.

Condensed Balance Sheets

(in thousands, except per share data)

(unaudited)

	March 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$53,692	$71,593
Accounts receivable, net of allowances of $1 for March 31, 2012 and December 31, 2011, respectively	45,329	56,364
Inventory, net of allowance of $1,280 and $1,076 for March 31, 2012 and December 31, 2011, respectively	7,268	6,718
Other current assets	5,829	5,444

Total current assets	112,118	140,119
Property and equipment, net	10,029	10,137
Deferred financing costs, net	759	947
Deposits and other assets	1,830	1,888

Total assets	$124,736	$153,091

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$7,391	$4,564
Accrued compensation and related expenses	4,317	5,071
Revolving Credit Facility	15,000	24,000
Current portion of Facility Agreement	21,450	21,450
Current portion of obligations under capital leases	103	114
Allowance for rebates and chargebacks	21,849	18,690
Allowance for product returns	9,826	9,128
Royalties payable	12,147	41,074
Other accrued expenses	17,881	13,763

Total current liabilities	109,964	137,854
Deferred rent and other long term liabilities	2,123	2,055
Obligations under capital leases	125	150
Facility Agreement, net of current portion and unamortized discounts and derivative	24,220	21,975
Warrant liability	53,139	40,130

Total liabilities	189,571	202,164

Commitments and contingencies
Stockholders’ deficit:
Preferred stock, $0.001 par value; 5,000 shares authorized of which 1,000 shares have been designated as Series A Participating Preferred Stock at March 31, 2012 and December 31, 2011; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 100,000 shares authorized at March 31, 2012 and December 31, 2011; 41,906 and 41,607 shares issued and outstanding at March 31, 2012 and December 31, 2011, respectively	42	42
Additional paid-in capital	412,106	410,063
Accumulated deficit	(476,983)	(459,178)

Total stockholders’ deficit	(64,835)	(49,073)

Total liabilities and stockholders’ deficit	$124,736	$153,091

See accompanying notes

ISTA PHARMACEUTICALS, INC.

Condensed Statements of Operations and Comprehensive Income

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2012	2011
Revenues:
Product sales, net	$34,012	$36,720

Total revenues	34,012	36,720
Cost of products sold (including one-time adjustment of $9,312 for royalty settlement for three months ended March 31, 2012)	(2,264)	9,216

Gross profit	36,276	27,504
Costs and expenses:
Research and development	9,491	10,344
Selling, general and administrative	28,396	26,931

Total costs and expenses	37,887	37,275

Loss from operations	(1,611)	(9,771)
Other expense:
Interest expense	(1,440)	(2,068)
Loss on derivative valuation	(1,745)	—
Loss on warrant valuation	(13,009)	(72,234)

Total other expense	(16,194)	(74,302)

Net loss	$(17,805)	$(84,073)
Other comprehensive income	—	—

Total comprehensive loss	$(17,805)	$(84,073)

Net loss per common share, basic and diluted	$(0.43)	$(2.49)

Shares used in computing net loss per common share, basic and diluted	41,786	33,715

See accompanying notes

ISTA PHARMACEUTICALS, INC.

Condensed Statements of Cash Flows

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2012	2011
OPERATING ACTIVITIES
Net loss	$(17,805)	$(84,073)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation costs	1,534	1,017
Amortization of deferred financing costs	188	267
Amortization of discounts on Facility Agreement	500	712
Amortization of intangible assets	58	—
Gain on royalty settlement	(9,312)	—
Change in value of warrants related to Facility Agreement	13,009	72,234
Change in value of derivative related to Facility Agreement	1,745	—
Depreciation and amortization	604	567
Changes in operating assets and liabilities:
Accounts receivable, net	11,035	(723)
Inventory, net	(550)	(869)
Other current assets	(385)	594
Accounts payable	2,827	5,058
Accrued compensation and related expenses	(754)	(2,253)
Allowance for rebates and chargebacks	3,159	781
Allowance for product returns	698	(252)
Royalties payable	(19,615)	6,094
Other accrued expenses	4,118	(2,224)
Deferred rent and other long term liabilities	(66)	(66)

Net cash used in operating activities	(9,012)	(3,136)

INVESTING ACTIVITIES
Purchases of equipment	(496)	(330)
Deposits and other assets	—	(5)

Net cash used in investing activities	(496)	(335)

FINANCING ACTIVITIES
Net proceeds from exercises of stock options	643	503
Payments under capital leases	(36)	(46)
Proceeds from Revolving Credit Facility	38,000	13,000
Repayments on Revolving Credit Facility	(47,000)	(13,000)

Net cash (used in) provided by financing activities	(8,393)	457

Decrease in cash and cash equivalents	(17,901)	(3,014)
Cash and cash equivalents at beginning of period	71,593	78,777

Cash and cash equivalents at end of period	$53,692	$75,763

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$724	$1,080

See accompanying notes

ISTA PHARMACEUTICALS, INC.

Notes to Condensed Financial Statements

(unaudited)

1. The Company

ISTA Pharmaceuticals, Inc., which we refer to as ISTA, the Company or we, was incorporated as Advanced Corneal Systems, Inc. in California in February 1992 to discover, develop and market new remedies for diseases and conditions of the eye. In March 2000, we changed our name to ISTA Pharmaceuticals, Inc., and we reincorporated in Delaware in August 2000. BROMDAY™, BEPREVE®, ISTALOL®, VITRASE®, XIBROM (bromfenac ophthalmic solution)®, XIBROM™, T-PRED™, PROLENSA™, BEPOSONE™, BEPOMAX™, ISTA®, ISTA Pharmaceuticals, Inc.® and the ISTA logo are our trademarks, either owned or under license.

We are a rapidly growing commercial-stage, multi-specialty pharmaceutical company developing, marketing and selling our own products in the United States, or the U.S., and Puerto Rico. We are the third largest branded prescription eye care business in the U.S. and have a growing allergy drug franchise. We have obtained product approvals for five prescription drugs in six years. We manufacture our finished good products through third-party contracts, and we in-license or acquire new products and technologies to add to our internal development efforts from time to time. Our products and product candidates seek to treat allergy and serious diseases of the eye and include therapies for ocular inflammation and pain, glaucoma, dry eye and ocular and nasal allergies. The U.S. prescription markets for 2011, which our therapies seek to address, include key segments of the $7.5 billion ophthalmic pharmaceutical market and the $2.5 billion nasal allergy market.

We currently have four products available for sale in the U.S. and Puerto Rico: once-daily BROMDAY (bromfenac ophthalmic solution) 0.09%, for the treatment of postoperative inflammation and reduction of ocular pain in patients who have undergone cataract extractions, BEPREVE (bepotastine besilate ophthalmic solution) 1.5%, for the treatment of ocular itching associated with allergic conjunctivitis, ISTALOL (timolol maleate ophthalmic solution) 0.05%, for the treatment of glaucoma, and VITRASE (hyaluronidase injection) ovine, 200 USP units/ml, for use as a spreading agent. At the beginning of 2011, we had one additional product available for sale, twice-daily XIBROM (bromfenac ophthalmic solution) 0.09%, a topical non-steroidal anti-inflammatory formulation of bromfenac for the treatment of ocular inflammation and pain following cataract surgery, or XIBROM. We stopped shipping XIBROM in February 2011. In addition, we have several eye and allergy product candidates in various stages of development, including treatments for dry eye, ocular inflammation and pain and nasal allergies.

We have incurred losses since inception and have a stockholders’ deficit of approximately $477 million at March 31, 2012. We believe that our existing capital resources as well as our anticipated future operations will enable us to fund operations for at least the next twelve months.

2. Merger Agreement with Bausch & Lomb

On March 26, 2012, we entered into a definitive Agreement and Plan of Merger, or the Merger Agreement, with Bausch & Lomb Incorporated, a New York corporation, or Parent, and Inga Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent, or Merger Sub, and which together with Parent we refer to as Bausch & Lomb.

Pursuant to the terms of the Merger Agreement, and subject to the conditions thereof, Merger Sub will merge with and into us, and we will become a wholly-owned subsidiary of Parent, which transaction we refer to as the Merger. At the effective time of the Merger, each share of our common stock issued and outstanding immediately prior thereto (other than shares owned by (i) any of our stockholders who are entitled to and who properly exercise, and do not withdraw or lose, appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, (ii) us as treasury stock or (iii) Parent or any of its wholly-owned subsidiaries) will be converted automatically into the right to receive $9.10 in cash, without interest and less any applicable withholding taxes. Our Board of Directors unanimously approved the Merger Agreement and recommends that our stockholders vote to adopt the Merger Agreement.

The closing of the Merger is subject to customary closing conditions including, among others, adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote thereon, the absence of any governmental order or law that makes the Merger illegal or otherwise enjoins, restrains, prevents or prohibits consummation of the Merger, and, as a condition to Bausch & Lomb’s obligation to complete the Merger, the absence of a Company “material adverse effect” since the date of the Merger Agreement. On April 23, 2012, we filed a preliminary proxy statement with the Securities and Exchange Commission, or the SEC, relating to the special meeting for our shareholders to consider and vote on the proposal to adopt the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement which was attached as an exhibit to a Current Report on Form 8-K filed with the SEC on March 28, 2012.

3. Senju Arbitration

On March 26, 2012, in connection with the settlement of an arbitration proceeding, we and Senju Pharmaceuticals Co. Ltd., or Senju, executed a Fourth Amendment to Bromfenac License Agreement, or the Fourth Amendment, which amended the License Agreement, dated as of March 7, 2002, by and between Senju and us, as successor in interest to AcSentient, Inc., or AcSentient, as amended by the Amendment to Bromfenac License Agreement dated August 13, 2002, the Second Amendment to Bromfenac License Agreement dated May 31, 2006, and the Third Amendment to Bromfenac License Agreement dated February 16, 2010, or as amended, the License Agreement. The Fourth Amendment amended the License Agreement with respect to the royalties payable to Senju and specifically it established new lower royalty rates for BROMDAY until we launch our proprietary new product, PROLENSA, and confirmed the existing rate for PROLENSA. In connection with the Fourth Amendment, we made a one-time payment of $24 million to Senju. As a result, for the first quarter of 2012, we reduced our royalties payable balance by $33.3 million, resulting in a one-time benefit to cost of products sold of $9.3 million. Effective January 1, 2012, royalties to be paid on future revenues of BROMDAY were reduced by approximately one-half.

4. Summary of Significant Accounting Policies

Basis of Presentation

Our unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. The accompanying unaudited condensed financial statements do not include certain footnotes and financial presentations normally required under generally accepted accounting principles in the U.S., or GAAP, and, therefore should be read in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2011 as amended.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the unaudited condensed balance sheets as of March 31, 2012 and December 31, 2011, and statements of operations and comprehensive income and cash flows for the three months ended March 31, 2012 and 2011 have been made. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. Our significant estimates include, among others, our estimates for product returns, rebates and chargebacks, the fair value of our financial instruments, stock-based compensation, royalty obligations and litigation related matters.

Reclassifications

Certain comparative prior period amounts in the financial statements and accompanying notes may have been reclassified to conform to the current period presentation. These reclassifications had no effect on previously reported operating expenses or net loss.

Revenue Recognition

Product Revenues. We recognize revenues from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and we are reasonably assured of collecting the resulting receivable. We recognize product revenues net of estimated allowances for rebates, chargebacks, product returns and other discounts, such as wholesaler fees. If actual future payments for allowances for discounts, product returns, wholesaler fees, rebates and chargebacks materially exceed the estimates we made at the time of sale, our financial position, results of operations and cash flows may be negatively impacted.

We establish allowances for estimated rebates, chargebacks and product returns based on numerous qualitative and quantitative factors, including:

•	the number of agreements with customers and specific contractual terms;

•	estimated level of units in the distribution channel;

•	historical rebates, chargebacks and returns of products;

•	direct communication with customers;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by us and/or our competitors;

•	analysis of prescription data gathered by a third-party prescription data provider;

•	the impact of wholesaler distribution agreements;

•	the impact of changes in state and federal regulations; and

•	the estimated remaining shelf life of products.

In our analyses, we utilize on-hand unit data purchased from the major wholesalers, as well as prescription data purchased from a third-party data provider, to develop estimates of sales by wholesalers to pharmacies and others. We utilize an internal analysis to compare, on a historical basis, net product shipments versus both estimated prescriptions written and product returns. Based on such analysis, we develop an estimate of the quantity of product which may be subject to various discounts, product returns, rebates, chargebacks and wholesaler fees.

We record estimated allowances for rebates, chargebacks, product returns and other discounts, such as wholesaler fees, in the same period when revenue is recognized. The objective of recording the allowances for such deductions at the time of sale is to provide a reasonable estimate of the aggregate amount of credit to our direct customers or payments to our indirect customers. Customers typically process their claims for allowances such as early pay discounts promptly, usually within the established payment terms. We monitor actual credit memos issued to our customers and compare such actual amounts to the estimated provisions, in the aggregate, for each allowance category to assess the reasonableness of the various reserves at each balance sheet date. Differences between our estimated allowances and actual credits issued have not been significant, and are accounted for in the current period as a change in estimate.

In general, we are obligated to accept from our customers the return of products that have reached their expiration date. We authorize returns for damaged products, expiring and expired products in accordance with our return goods policy and procedures, and have established reserves for such amounts at the time of sale. We typically refund the agreed proportion of the sales price by the issuance of a credit, rather than a cash refund or exchange for inventory, and the returned product is destroyed. With the launch of each of our products, we record a sales return allowance, which is larger for stocking orders than subsequent re-orders. To date, actual product returns have not exceeded our estimated allowances for returns. Although we believe that our estimates and assumptions are reasonable as of the date made, actual results may differ significantly from these estimates. Our financial position, results of operations and cash flows may be materially and negatively impacted if actual returns materially exceed our estimated allowances for returns.

We identify product returns by their manufacturing lot number. Because we manufacture in bulk, lot sizes can be large and, as a result, sales of any individual lot may occur over several periods. As a result, we are unable to specify if actual returns or credits relate to a sale that occurred in the current period or a prior period, and therefore, we cannot specify how much of the allowance recorded relates to sales made in prior periods. Since there have been no material differences between estimates recorded and actual credits issued, we believe our systems and procedures are adequate for managing our business.

Allowances for product returns were $9.8 million and $9.1 million as of March 31, 2012 and December 31, 2011, respectively. These allowances reflect an estimate of our liability for products that may be returned by the original purchaser in accordance with our stated return policy, which allows customers to return products within six months of their respective expiration dates and for a period up to twelve months after such products have reached their respective expiration dates. We estimate our liability for product returns at each reporting period based on the estimated units in the channel and the other factors discussed above. As a percentage of gross product revenues, the reserve for product returns was 6.3% and 1.1% for the periods ended March 31, 2012 and 2011, respectively. The increase in the rate of return is primarily due to higher product returns for XIBROM and BEPREVE, partially offset by historical trending of actual return data, the lengthening of product shelf life, and continued acceptance and pull through of our other products.

We also periodically offer promotional discounts to our existing customer base. These discounts are usually calculated as a percentage of the current published list price. Accordingly, the discounts are recorded as a reduction of revenue in the period that the program is offered. In addition to promotional discounts, at the time we implement a price increase, we generally offer our existing customers an opportunity to purchase a limited quantity of products at the previous list price. Shipments resulting from these programs generally are not in excess of ordinary levels and therefore, we recognize the related revenue upon receipt by the customer and include the sale in estimating our various product-related allowances. In the event we determine that these sales represent purchases of inventory in excess of ordinary levels for a given wholesaler, the potential impact on product returns exposure would be specifically evaluated and reflected as a reduction to revenue at the time of such sale.

Allowances for estimated rebates and chargebacks were $21.9 million and $18.7 million as of March 31, 2012 and December 31, 2011, respectively. Other discounts, such as wholesaler fees and prompt pay discounts, were $6.7 million and $5.7 million as of March 31, 2012 and December 31, 2011, respectively. These allowances reflect an estimate of our liability for items such as rebates due to various governmental organizations under the Medicare/Medicaid regulations, rebates due to managed care organizations under specific contracts, chargebacks due to various organizations purchasing certain of our products through federal contracts and/or group purchasing agreements and fees charged by certain wholesalers under distribution agreements. We estimate our liability for rebates, chargebacks and other discounts, such as wholesaler fees, at each reporting period based on the assumptions described above.

As a percentage of gross product revenues, the allowance for rebates, chargebacks and other discounts such as wholesaler fees was 27.2% and 21.8% for the three months ended March 31, 2012 and 2011, respectively. The increase is primarily due to growth in the number and utilization of managed care contracts, federal contracts, and wholesaler distribution agreements.

License Revenue. Amounts received for product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Amounts received for milestones are recognized upon achievement of the milestone, unless we have ongoing performance obligations. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred income in the accompanying condensed balance sheets.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term U.S. Treasury investments with maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which we believe approximates fair value because of the short-term maturity of these instruments. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at March 31, 2012 and December 31, 2011, due to a temporary federal program in effect through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may exceed federally insured limits. We had total cash and cash equivalents of approximately $53.7 million and $71.6 million as of March 31, 2012 and December 31, 2011, respectively, of which, $15 million was invested in low interest bearing U.S. Treasury Funds.

Concentration of Credit Risk and Customer Risk

Financial instruments that potentially subject us to a significant concentration of credit risk principally consist of trade receivables. Wholesale distributors account for a substantial portion of trade receivables. Accounts receivables from Cardinal Health, Inc., McKesson HBOC and AmeriSource Bergen Corp. accounted for 41%, 39% and 19%, respectively, of our total accounts receivables as of March 31, 2012. Accounts receivables from McKesson HBOC, Cardinal Health, Inc., and AmeriSource Bergen Corp. accounted for 40%, 41% and 15%, respectively, of our total accounts receivables as of December 31, 2011. We maintain reserves for bad debt and such losses, in the aggregate, have not exceeded our estimates.

Sales to McKesson HBOC, Cardinal Health, Inc., and AmeriSource Bergen Corp. accounted for 37%, 41% and 19% of our net revenues for the three months ended March 31, 2012. Sales to McKesson HBOC, Cardinal Health, Inc., and AmeriSource Bergen Corp. accounted for 34%, 34% and 23% of our net revenues for the three months ended March 31, 2011.

Inventory

Inventory at March 31, 2012 was $7.3 million, which was comprised of $4.7 million of raw materials, $0.6 million of work-in-progress and $3.3 million of finished goods and excluded $1.3 million in inventory reserves. Inventory at December 31, 2011 was $6.7 million, which was comprised of $4.5 million of raw materials, $0.1 million of work-in-progress and $3.1 million of finished goods and excluded $1.0 million in inventory reserves. Inventory, net of allowances, is stated at the lower of cost or market. Cost is determined by the first-in, first-to-expire method.

Inventory is reviewed periodically for slow-moving or obsolete status. We adjust our inventory to reflect situations in which the cost of inventory is not expected to be recovered. We would record a reserve to adjust inventory to its net realizable value if: (i) a launch of a new product is delayed, inventory may not be fully utilized and could be subject to impairment, (ii) when a product is close to expiration and not expected to be sold, (iii) when a product has reached its expiration date or (iv) when a product is not expected to be saleable. In determining the reserves for these products, we consider factors such as the amount of inventory on hand and its remaining shelf life, and current and expected market conditions, including management forecasts and levels of competition. We have evaluated the current level of inventory considering historical trends and other factors, and based on our evaluation, have recorded adjustments to reflect inventory at its net realizable value. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand, competition or other relevant factors differ from expectations. These estimates require us to make assessments about the future demand for our products in order to categorize the status of such inventory items as slow-moving, obsolete or in excess-of-need. These future estimates are subject to the ongoing accuracy of our forecasts of market conditions, industry trends, competition and other factors. Differences between our estimated reserves and actual inventory adjustments have not been significant, and are accounted for in the current period as a change in estimate.

Costs incurred for the manufacture of validation batches for pre-approval products are recorded as research and development expenses in the period in which those costs are incurred.

Supply Concentration Risks

Some materials used in our products are currently obtained from a single source. We have a supply agreement with Senju for bepotastine besilate, which is the active pharmaceutical ingredient in BEPREVE. Currently, Senju is our sole source for bepotastine besilate for BEPREVE. We have a supply agreement with Regis Technologies, Inc., or Regis, for bromfenac, which is the active pharmaceutical ingredient in BROMDAY and was also used for XIBROM. Currently, Regis is our sole source for bromfenac. We also have supply agreements with Bausch & Lomb to manufacture finished product of BROMDAY, BEPREVE and ISTALOL. Currently, Bausch & Lomb is our sole source for finished product of BROMDAY, BEPREVE and ISTALOL.

Ovine hyaluronidase, the active pharmaceutical ingredient used in VITRASE, is processed in several stages to produce a highly purified raw material for formulation. We manufacture hyaluronidase at our Irvine, California manufacturing facility. We have a supply agreement with Alliance Medical Products to manufacture commercial quantities of VITRASE. Currently, Alliance Medical Products is our sole source for VITRASE.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, current and long-term debt, certain derivatives related to our debt obligations and common stock warrants issued to lenders. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying amount of our revolving credit facility with Silicon Valley Bank, or Revolving Credit Facility, approximates fair value since the interest rate approximates the market rate for debt securities with similar terms and risk characteristics. We have a facility agreement, or Facility Agreement, with certain accredited institutional investors, collectively known as Lenders. Although our Facility Agreement is considered a financial instrument, we are unable to reasonably determine fair value.

Fair Value Measurements

We account for fair value measurements under the Financial Standards Accounting Board, or the FASB, Accounting Standard Codification 820 “Fair Value Measurements and Disclosures”, or ASC 820, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

We have segregated all assets and liabilities measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. As of March 31, 2012 and December 31, 2011, all of our assets and liabilities are valued using Level 1 inputs except for the derivatives and warrants related to our Facility Agreement. We have valued the warrants using a Black-Scholes model, which we believe is the appropriate valuation model based on the terms of the warrants and based on assumptions and data available as of March 31, 2012 and December 31, 2011, including but not limited to our stock price, risk-free interest rates and stock price volatility.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands) (unaudited):

	Fair Value Measurements using			Total Carrying Value at
	Level 1	Level 2	Level 3
March 31, 2012
Cash and cash equivalents, including U.S. Treasury Funds	$53,692	$—	$—	$53,692
Derivative (Facility Agreement)	—	—	(4,137)	(4,137)
Warrants	—	—	(53,139)	(53,139)

December 31, 2011
Cash and cash equivalents, including U.S. Treasury Funds	$71,593	$—	$—	$71,593
Derivative (Facility Agreement)	—	—	(2,392)	(2,392)
Warrants	—	—	(40,130)	(40,130)

	Fair Value Measurements Using Unobservable Inputs (Level 3)
	Derivative	Warrants
Ending balance at December 31, 2011	$(2,392)	$(40,130)
Total losses (realized or unrealized)	(1,745)	(13,009)

Ending balance at March 31, 2012	$(4,137)	$(53,139)

Comprehensive (Loss) Income

Accounting Standards Codification 220 “Comprehensive Income,” or ASC 220, requires reporting and displaying comprehensive income (loss) and its components. Upon adoption on January 1, 2012, we had the option to report total comprehensive income, including components of net income and components of other comprehensive income, as a single continuous statement or in two separate but consecutive statements. We elected to present comprehensive income in a single continuous statement as part of the condensed statements of operations. We did not have any components of comprehensive income to report upon and, therefore, our total comprehensive loss for the three months ended March 31, 2012 and 2011 was $17.8 million and $84.1 million, respectively.

Stock-Based Compensation

We recognize compensation costs for all stock-based awards made to employees and directors. The fair value of stock-based awards is estimated at grant date using an option pricing model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period. Since stock-based compensation is recognized only for those awards that are ultimately expected to vest, we have applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised, if necessary, in future periods if actual forfeitures differ from estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs.

We use the Black-Scholes option-pricing model to estimate the fair value of stock-based awards. The determination of fair value using the Black-Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. We estimate the expected term based on the contractual term of the awards and employees’ exercise and expected post-vesting termination behavior.

We recorded stock-based compensation expense related to stock options of $1.2 million and $0.9 million for the three months ended March 31, 2012 and 2011, respectively. At March 31, 2012, there was $10.9 million of total unrecognized compensation cost related to non-vested stock options, which is scheduled to be recognized over a remaining weighted average vesting period of approximately 3.1 years.

Restricted Stock Awards

The amount of unearned compensation recorded is based on the market value of the shares on the date of issuance. Expenses related to the vesting of restricted stock were $0.2 million and $0.1 million for the three months ended March 31, 2012 and 2011, respectively. As of March 31, 2012, there was approximately $2.1 million of unamortized compensation cost related to restricted stock awards, which is scheduled to be recognized ratably over the vesting period of four years.

Stock Appreciation Rights and Phantom Stock

For the three months ended March 31, 2012, we recorded compensation expense of $0.1 million and a corresponding liability related to the prorated vesting of the stock appreciation rights and phantom stock granted to our Chief Executive Officer. These stock appreciation rights and phantom stock are accounted for as liability awards and are remeasured at fair value each reporting period until they become vested, assuming a prorated vesting over the period of the award, with compensation expense being recognized over the requisite service period in accordance with ASC 718-30 “Compensation—Stock Compensation, Awards Classified as Liabilities”, and the cumulative compensation cost recognized to date must be trued up each reporting period for changes in fair value prorated for the portion of the requisite service period rendered. We use the Black-Scholes option-pricing model to estimate the fair value of the stock appreciation rights and the market price of our common stock at the end of each reporting period to estimate the fair value of the phantom stock.

Net Loss Per Share

Basic net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common and common equivalent shares, such as stock options, unvested restricted shares and warrants, outstanding during the period. Diluted earnings for common stockholders per common share consider the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. Diluted EPS excludes the impact of potential common shares related to our stock options, unvested restricted shares and warrants, in periods in which the exercise or conversion price is greater than the average market price of our common stock during the period.

Diluted net income per share of common stock includes the dilutive effect of stock options, unvested restricted stock and warrants. As we incurred net losses for the three months ended March 31, 2012 and 2011, we have not computed the diluted earnings per share, as the potentially dilutive securities would have an anti-

dilutive effect on earnings. For the three months ended March 31, 2012 and 2011, respectively, approximately 7.3 million and 9.4 million stock options and shares of unvested restricted stock were excluded from the calculation of diluted income per share because their exercise prices rendered them anti-dilutive.

Common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. We have further determined that the warrants issued in conjunction with our Facility Agreement represent participating securities, requiring the use of the two-class method for the calculation of basic and diluted earnings per share. Because net losses are not allocated to the warrant holders, the two-class method does not effect our calculation of earnings per share for the three months ended March 31, 2012 and 2011.

Executive Employment Agreements

We have employment agreements with each of our executive officers. Such employment agreements provide benefits upon a change in control, including severance benefits if the executive officer is terminated under certain circumstances and within a specified period following such event. The employment agreements provide that in the event of a change in control and if within 24 months following such change in control the executive officer’s employment is terminated without cause, or such executive officer resigns for good reason within sixty days of the event forming the basis for such good reason termination, then we will provide the executive officer with severance compensation and benefits consisting of (i) a lump sum severance payment of certain months of base salary, (ii) a multiple of the greater of the target bonus to be earned for the year in which termination occurs or the bonus amount paid to the executive in the prior year, (iii) health insurance premiums for continued health insurance coverage for such executive officer and all then insured dependents for a period of certain months of benefits, (iv) outplacement services for one year, at our expense not to exceed $25,000, with a nationally recognized service selected by us; and (v) any unvested options, restricted shares, stock appreciation rights, phantom stock or other equity based awards then held by the executive officers will become fully vested and, with respect to options, immediately exercisable, as of the date of termination.

Revolving Credit Facility

Under our Revolving Credit Facility, we may borrow up to the lesser of $25.0 million or 80% of eligible accounts receivable, plus the lesser of 25% of net cash and cash equivalents or $10.0 million. As of March 31, 2012, we had $25.0 million available under the Revolving Credit Facility, of which we borrowed $15.0 million. All outstanding amounts under the Revolving Credit Facility bear interest at a variable rate equal to the lender’s prime rate. In no event shall the interest rate on outstanding borrowings be less than 4.00%, which is payable on a monthly basis. The Revolving Credit Facility also contains customary covenants regarding the operation of our business and financial covenants relating to ratios of current assets to current liabilities and tangible net worth and is collateralized by all of our assets. An event of default under the Revolving Credit Facility will occur if, among other things, (i) we are delinquent in making payments of principal or interest on the Revolving Credit Facility; (ii) we fail to cure a breach of a covenant or term of the Revolving Credit Facility; (iii) we make a representation or warranty under the Revolving Credit Facility that is materially inaccurate; (iv) we are unable to pay our debts as they become due, certain bankruptcy proceedings are commenced or certain orders are granted against us, or we otherwise become insolvent; or (v) an acceleration event occurs under certain types of other indebtedness outstanding from time to time. If an event of default occurs, the indebtedness to Silicon Valley Bank could be accelerated, such that it becomes immediately due and payable. As of March 31, 2012, we were in compliance with all of the covenants under the Revolving Credit Facility.

All amounts borrowed under the Revolving Credit Facility were repaid in April 2012. The Revolving Credit Agreement can be terminated by us as long as all outstanding principal and accrued and unpaid interest is paid, and we intend to terminate the Revolving Credit Facility if the Merger is consummated. If we terminate the agreement, a make-whole premium of approximately $0.1 million will also be due and payable. The Revolving Credit Facility otherwise expires on March 31, 2013.

Facility Agreement

On March 31, 2012, we had total indebtedness under the Facility Agreement of $43.6 million, which excludes unamortized discounts of $2.0 million and the value of the derivative of $4.1 million. Outstanding amounts under the Facility Agreement accrue interest at a rate of 6.5% per annum, payable quarterly in arrears. We are required to repay the Lenders 33% of the original principal amount (or $21.5 million) on September 26, 2012, and 34% of the original principal amount (or $22.0 million) on September 26, 2013.

Any amounts drawn under the Facility Agreement may become immediately due and payable upon (i) an “event of default,” as defined in the Facility Agreement, in which case the Lenders would have the right to require us to repay 100% of the principal amount of the loan, plus any accrued and unpaid interest thereon, or (ii) the consummation of certain change of control transactions, in which case the Lenders would have the right to require us to repay 110% of the outstanding principal amount of the loan, plus any accrued and unpaid interest thereon, or a Put Election. An event of default under the Facility Agreement will occur if, among other things, (i) we fail to make payment when due; (ii) we fail to comply in any material respect with any covenant of the Facility Agreement, and such failure is not cured; (iii) any representation or warranty made by us in any transaction document was incorrect, false, or misleading in any material respect as of the date it was made; (iv) we are generally unable to pay our debts as they become due or a bankruptcy or similar proceeding is commenced by or against us; or (v) cash and cash equivalents on the last day of each calendar quarter are less than $10 million. The Facility Agreement also contains customary covenants regarding operations of our business. As of March 31, 2012, we were in compliance with all the covenants under the Facility Agreement.

In connection with the Facility Agreement, we entered into a security agreement with the Lenders, pursuant to which, as security for our repayment obligations under the Facility Agreement, we granted to the Lenders a security interest in certain of our intellectual property, including intellectual property relating to BROMDAY, BEPREVE, ISTALOL, VITRASE, PROLENSA and XIBROM, and each other product marketed by or under license from us, and certain personal property relating thereto.

In connection with the Facility Agreement, we issued to the Lenders warrants to purchase an aggregate of 15 million shares of our common stock at an exercise price of $1.41 per share, of which we have approximately 6.9 million warrants outstanding at March 31, 2012. If we issue or sell shares of our common stock (other than certain “excluded shares,” as such term is defined in the Facility Agreement), we will issue concurrently therewith additional warrants to purchase such number of shares of common stock as will entitle the Lenders to maintain the same beneficial ownership in the Company after the issuance as they had prior to such issuance, as adjusted on a pro rata basis for repayments of the outstanding principal amount under the loan, with such warrants being issued at an exercise price equal to the greater of $1.41 per share and the closing price of the common stock on the date immediately prior to the issuance. The anti-dilutive element in the warrant agreement requires us to follow the Derivatives and Hedging Topic of the FASB Accounting Standards Codification. The Codification requires us to classify our warrants as a liability, which are marked to market and adjusted quarterly. We recorded a non-cash valuation loss of $13.0 million, or $0.31 per basic and diluted share for the three month period ended March 31, 2012 as compared to a loss of $72.2 million, or $2.14 per basic and diluted share for the three month period ended March 31, 2011. The change in the valuation of the warrants as of March 31, 2012 was primarily driven by changes in our stock price and partially offset by a smaller number of warrants outstanding and related volatility.

Because the consummation of certain change in control transactions results in a premium of the outstanding principal, the premium put feature is a derivative that is required to be bifurcated from the host debt instrument and recorded at fair value at each quarter end. During the three months ended March 31, 2012, we announced that Bausch & Lomb and we had entered into the Merger Agreement (as described in note 2 above), and the Lenders have provided us notice of their Put Elections. Since the Merger would have the effect of a change in control and would trigger the premium of the outstanding principal amount due under the Facility Agreement, we have recorded the value of the derivative at a significantly high probability of the change in control transaction. The value of the derivative at March 31, 2012 was $4.1 million and adjusted through other expense.

Commitments and Contingencies

In connection with the our strategic option process, pursuant to the terms of our financial advisor’s engagement letters with us, our financial advisor has previously received a fee of $0.8 million for services rendered in connection with the Merger and strategic defense of the Company, invoiced a fee of $2.5 million (which has not yet been paid) upon announcement of the Merger and is entitled to receive a contingent fee our financial advisor has estimated to be approximately $7.5 million if the Merger is consummated. In addition, under its engagement letters with us, our financial advisor invoiced a separate defense advisory fee of $4.4 million, $2.6 million of which our financial advisor has offered to credit against the contingent fee to be paid to it by us if the Merger is consummated, and the contingent fee, the defense advisory fee and any unpaid transaction expenses are paid to our financial advisor within one business day thereafter.

Legal

Bromfenac Royalty Litigation: In April 2010, we stopped making royalty payments and initiated legal action against Senju seeking a declaratory judgment with regard to our royalty obligations in connection with bromfenac products and a recovery of overpaid XIBROM royalties and other damages. The only U.S. patent applicable to XIBROM and, now to BROMDAY, expired in January 2009 and, according to U.S. case law and the terms of our license agreement with Senju, we asserted that no bromfenac product royalties are due after patent expiration. In August 2010, the U.S. District Court for the Central District of California stayed our action against Senju, and, in September 2010, Senju initiated an arbitration proceeding regarding the same dispute with the International Chamber of Commerce, or the ICC. In March 2012, we settled all outstanding claims with Senju and entered into the Fourth Amendment of our bromfenac license agreement with Senju (see note 3 above).

In June 2010, we stopped making royalty payments and initiated a legal action by filing a Complaint against AcSentient, seeking a declaratory judgment with regard to our bromfenac royalty obligations under the Asset Purchase Agreement dated May 3, 2002 between AcSentient and us. The only U.S. patent applicable to XIBROM and, now, to BROMDAY expired in January 2009 and, according to U.S. case law and the terms of our agreement with AcSentient, we believe no XIBROM and BROMDAY royalties are due after patent expiration. A declaratory judgment that we are seeking from the court in regard to royalty obligations to AcSentient may apply not only to XIBROM, but also to BROMDAY, which was approved by the Food and Drug Administration, or the FDA, in October 2010. In November 2010, the Superior Court of the State of California, County of Orange stayed our case against AcSentient and ruled that the dispute had to be arbitrated. We will have an opportunity to appeal that court’s ruling after the final judgment is entered by the court. In January 2011, AcSentient filed a request for arbitration with the ICC. This arbitration is in its early stages.

There can be no assurance about when or how the AcSentient dispute will be resolved, and we cannot predict the final outcome or financial impact. The parties could elect to settle the dispute, allow the dispute to be resolved in arbitration or the U.S. courts. Until this dispute is resolved, for accounting purposes, we have been and intend to continue to reserve for BROMDAY and XIBROM royalties, which would have been payable to AcSentient if the relevant contractual royalty obligations were existing and enforceable. As of March 31, 2012, we had approximately $5.3 million reserved for such contingent XIBROM and BROMDAY royalties.

Subpoenas From the U.S. Attorney, Western District of New York. In April 2008, we received subpoenas from the office of the U.S. Attorney for the Western District of New York requesting information regarding the marketing activities related to XIBROM. We are cooperating with the government’s investigation. From April 2008 through March 31, 2012, we have incurred approximately $6.0 million in legal fees associated with this criminal investigation and expect to incur significant expenses in the future. In October 2011, we, and certain of our officers and current and former employees received correspondence from the government identifying them as targets. Tolling agreements have been executed to allow cooperation and discussions regarding resolution. The Company has executed indemnification agreements with each of the individual targets, and each target has executed a corresponding undertaking agreement. If the government chooses to engage in civil litigation or initiate a criminal prosecution against us, our officers or our current or former employees, as a result of its review of the requested documents and other evidence, we may have to incur significant amounts to defend such actions or pay or incur substantial fines or penalties, on behalf of ourselves, our officers or our current or former employees, any of which could significantly deplete our cash resources. The case is ongoing and the likelihood of an unfavorable outcome and/or the amount/range of loss or additional expenses, cannot be reasonably estimated.

TRICARE Retail Pharmacy Program. Section 703 of the National Defense Authorization Act of 2008, enacted on January 28, 2009, requires that pharmaceutical products purchased through the Department of Defense, or DoD, TRICARE Retail Pharmacy program be subject to the Federal Ceiling Price discount under the Veterans Health Care Act of 1992. DoD issued a rule pursuant to Section 703 that requires manufacturers to provide DoD with a quarterly refund on pharmaceutical products utilized through the TRICARE Retail Pharmacy program, and to pay rebates to DoD on TRICARE Retail Pharmacy purchases retroactive to January 28, 2008. We have requested a waiver of the retroactive rebate for TRICARE Retail Pharmacy utilization for the period from January 28, 2008 to May 26, 2009 (the effective date of the DoD rule). In addition, the regulation was the subject of litigation by others, and it was our position that the retroactive application of the regulation was contrary to established case law. In October 2011, the United States District Court for the District of Columbia issued its decision in Coalition for Common Sense in Government Procurement v. United States, No. 08-996 (D.D.C. Oct. 25, 2011) upholding the DoD’s regulation. That case has been appealed to the United States Circuit Court for the District of Columbia. It is uncertain whether such appeal will be successful. In addition, the foregoing court decision does not impact our currently pending request for a waiver of the retroactive rebate. As of March 31, 2012, we determined that our payment of the retroactive rebate (from January 28, 2008 to May 26, 2009) created by the regulation is neither reasonably estimable nor probable.

FDA Complaint. In March 2011, we filed a Citizens Petition, or a CP, with the FDA. The CP requested the FDA to refrain from granting tentative or final approval of any abbreviated New Drug Application, or ANDA, for bromfenac sodium ophthalmic solution 0.09% that utilizes the labeling for XIBROM, or omits any portion of the BROMDAY label relating to the once-per-day dosing. In May 2011, the FDA partially denied our CP and approved a generic version of XIBROM. In May 2011, we filed a Complaint in the United States District Court for the District of Columbia alleging that the FDA’s approval of a generic version of XIBROM was arbitrary, capricious, and contrary to law. We also filed papers seeking injunctive relief with respect to the FDA’s approval of a generic version of twice-daily XIBROM and relief from denial of our 2011 CP requesting that the FDA refrain from granting tentative or final approval of any ANDA that utilizes the labeling for XIBROM or omits any portion of the BROMDAY label relating to the once-per-day dosing. Although our request for a temporary injunction was denied by the court in May 2011, our subsequent motion for summary judgment seeking revocation of the approval of the generic bromfenac product, as well as the FDA’s counter-motion for summary judgment, have been fully briefed before the court.

        In October 2010, we submitted a supplemental New Drug Application, or sNDA, to add a 2.4 mL size to the already existing New Drug Application, or NDA, approval for 1.7 mL size of BROMDAY. In February 2011, the FDA’s Center for Drug Evaluation and Research, or CDER, issued a Complete Response letter, stating that the sNDA could not be approved because a single bottle should not be used to treat more than one eye in a post-operative setting. In May 2011, we requested a hearing on the proposal to deny approval of the sNDA. In August 2011, CDER issue a Notice of Opportunity for a Hearing, proposing to deny approval of the 2.4 mL size. The FDA was required to hold the hearing or grant itself summary judgment by December 3, 2011. In November 2011, we contacted CDER, saying it had violated its own rules by not commencing the hearing in time to meet the December 3 deadline. The FDA responded by saying that any ruling on the matter should be deferred until a meeting of the FDAs Dermatologic and Ophthalmic Drugs Advisory Committee, or DODAC, could be held on the issue of whether a single bottle should be used to treat more than one eye in a post-operative session. We then requested the FDA to grant summary judgment because of CDER’s persistent refusal to act on this matter or that CDER be ordered to commence a hearing forthwith.

On February 27, 2012, DODAC met to discuss the appropriateness of using a single bottle of anti-inflammatory drops to treat both eyes post-operatively and the appropriate fill volume of these drugs. DODAC agreed that it may be appropriate to use a single bottle for both eyes with a vote of five (5) “yes” votes, four (4)

“no” votes, and two (2) abstentions. However, DODAC agreed that it is not appropriate to label a product for such use with a vote of one (1) “yes” vote and ten (10) “no” votes, mainly because there is no formal clinical study on this use. DODAC stated that the decision to use one bottle for two eyes should be entirely in the physician’s discretion.

Shareholder Class Action Complaints. We, our directors, Parent and Merger Sub were named as defendants in four putative class action complaints. The first case, captioned Hutt v. ISTA Pharmaceuticals, Inc., et al., C.A. 7367, was filed on March 29, 2012 in the Court of Chancery of the State of Delaware. An amended complaint was filed in the Hutt action on April 27, 2012. The plaintiff and Mr. Peter Barton Hutt, one of our directors, are not related. The second, third, and fourth complaints, captioned Salina v. ISTA Pharmaceuticals, Inc., et al., Hijab v. ISTA Pharmaceuticals, Inc., et al., and Kretz v. ISTA Pharmaceuticals, Inc., et al., were filed on or about April 5, 2012, April 10, 2012, and April 25, 2012 respectively, in the Superior Court for the State of California. On April 30, 2012, an amended complaint was filed in the Hijab action. The actions, purportedly brought on behalf of a class of stockholders, allege that our directors breached their fiduciary duties in connection with the proposed acquisition by, among other things, failing to disclose all material information concerning the Merger, and failing to maximize stockholder value and obtain the best financial and other terms and act in the best interests of public stockholders. The complaints further allege that Bausch & Lomb aided and abetted the directors’ purported breaches. The plaintiffs seek injunctive and other equitable relief, including enjoining us from consummating the Merger, and damages, in addition to fees and costs. On May 1, 2012, the plaintiff in the Salina action filed a request for voluntary dismissal of that case. We believe that the claims asserted in these suits are without merit and intend to vigorously defend these matters.

We are involved in other claims and legal proceedings incidental to our business from time to time. We do not believe that pending actions or proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows, and adequate provision has been made for the resolution of such actions and proceedings.

Segment Reporting

We currently operate in only one segment.

Income Taxes

We account for income taxes under the Income Tax Topic of the FASB ASC. As of March 31, 2012 and December 31, 2011, there are no unrecognized tax benefits included in the balance sheets that would, if recognized, affect the effective tax rate.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. We had no accrual for interest or penalties on our balance sheets at March 31, 2012 and December 31, 2011, respectively and have not recognized interest and/or penalties in the statement of operations for the period ended March 31, 2012.

We are subject to taxation in the U.S. and various state jurisdictions. Our tax years for 2008 and forward are subject to examination by federal tax authorities, as are the years 2007 and forward by state tax authorities. Net operating loss carryforwards from the years 1996 forward are also subject to adjustment.

At December 31, 2011, we had net deferred tax assets of $83.2 million. Due to uncertainties surrounding our ability to generate future taxable income to realize these assets, a full valuation has been established to offset the net deferred tax asset. Additionally, the future utilization of our net operating loss and research and development credit carryforwards to offset future taxable income are subject to an annual limitation, pursuant to Internal Revenue Code Sections 382 and 383, as a result of ownership changes that have occurred previously or that could occur in the future. We have completed a Section 382 analysis to determine the limitation of the net operating loss but have not completed an analysis of research and development credit carry forwards. Until this analysis has been performed, we have removed the deferred tax assets for federal research and development credits of $6.6 million and $6.4 million for state research and development credits generated through 2011 from the deferred tax asset schedule, and have recorded a corresponding decrease to the valuation allowance. When this analysis is finalized, we plan to update our unrecognized tax benefits. Due to the existence of the valuation allowance, future changes in our unrecognized tax benefits will not impact our effective tax rate.

At December 31, 2011, we had federal and California net operating loss carryforwards of approximately $123.0 million and $74.0 million, respectively. Our net operating loss carryforwards are limited due to previous ownership changes under Internal Revenue Code Section 382. We have established a valuation allowance against our federal and California net operating loss carryforwards due to the uncertainty of realization. Our federal tax loss carryforwards began to expire in 2011, and will continue to expire unless utilized. Our California tax loss carryforwards began to expire in 2012, and will continue to expire unless utilized. We also have federal and California research tax credit carryforwards of approximately $6.6 million and $6.4 million, respectively. The federal research tax credits began to expire in 2011, and will continue to expire unless utilized. Our California research tax credit carryforwards do not expire and will carryforward indefinitely until utilized.

Report of Independent Auditors

To the Board of Directors and Shareholders of Technolas Perfect Vision GmbH, Munich

We have audited the accompanying consolidated statements of financial position of Technolas Perfect Vision GmbH, Munich (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Technolas Perfect Vision GmbH, Munich, at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as adopted by the European Union.

The accompanying consolidated financial statements have been prepared assuming that Technolas Perfect Vision GmbH, Munich will continue as a going concern. As described in Note 2.2, Technolas Perfect Vision GmbH, Munich will require additional financial support in 2013 to fund its operations. This raises substantial doubt about the ability of Technolas Perfect Vision GmbH, Munich to continue as a going concern. Technolas Perfect Vision GmbH, Munich Management’s plans with respect to this matter are described in Note 2.2, and rely primarily on the intention of financing commitments from its shareholder, Bausch & Lomb Luxembourg S.a.r.1. The 2012 and 2011 consolidated financial statements of Technolas Perfect Vision GmbH, Munich do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

March 13, 2013

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Munich

/s/ Räpple	/s/ Breyer
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Consolidated statement of operations

for the period from 1 January to 31 December 2012

	Note	2012	2011
		EUR	EUR
Sale of goods		45,016,357.99	45,558,730.73
Rendering of services		13,857,123.64	14,815,364.77
Royalties		1,379,252.92	1,021,621.93

Revenue		60,252,734.55	61,395,717.43
Cost of sales		-46,872,010.75	-41,365,435.33

Gross profit		13,380,723.80	20,030,282.10
Selling expenses		-22,721,263.21	-21,870,572.84
Research and development costs		-12,675,690.10	-12,134,199.22
Administrative expenses[1]		-10,847,701.44	12,621,240.44
Other operating income	5	3,117,537.89	3,646,952.16
Other operating expenses	6	-2,080,660.64	-2,315,389.49

Operating income		-31,827,053.70	-21,686.85
Finance income	7	516,572.17	436,568.55
Finance costs	8	-2,885,049.70	-1,254,062.53

Loss before tax		-34,195,531.23	-839,180.83
Income tax	9	-1,155,559.05	-198,749.75

Net loss for the period		-35,351,090.28	-1,037,930.58

[1]	The administrative expenses contain (expenses)/ income from share-based payments of EUR 94,208.30 (2011: EUR 23,297,201.00).

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Consolidated statement of comprehensive loss

for the period from 1 January to 31 December 2012

	Note	2012	2011
		EUR	EUR
Net loss for the period		-35,351,090.28	-1,037,930.58
Other comprehensive income (loss) from exchange differences on translation of foreign operations	18	-256,564.85	310,473.05

Total comprehensive loss, net of tax		-35,607,655.13	-727,457.53

Attributable to:
Owners of the parent		-35,607,655.12	-727,457.53

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Consolidated statement of financial position

for the year ended 31 December 2012

	Note	2012	2011
Assets		EUR	EUR
Non-current assets
Property, plant and equipment	12	13,547,667.98	13,430,885.37
Intangible assets	13	31,768,177.02	33,452,988.29
Other non-current financial assets	14	373,555.76	767,560.02
Deferred tax assets	9	1,484,022.15	1,386,212.65

		47,173,422.91	49,037,646.33
Current assets
Inventories	15	32,046,059.43	26,869,804.49
Trade receivables	16	10,590,143.87	11,875,223.94
Other current financial assets	14	2,282,091.21	1,527,551.42
Tax refund claims		0.00	574,830.68
Other current non-financial assets		2,291,083.39	6,283,482.27
Cash and short-term deposits	17	6,452,702.84	15,151,828.82

		53,662,080.74	62,282,721.62

Total assets		100,835,503.65	111,320,367.95

Equity and liabilities
Equity
Issued capital	18	115,737.00	115,737.00
Capital reserves in total		94,989,591.11	94,989,591.11
outstanding		0.00	0.00

paid in	18	94,989,591.11	94,989,591.11
Accumulated deficit	18	-95,502,137.88	-60,151,047.60
Currency translations reserve	18	-33,558.88	223,005.97

Total equity		-430,368.65	35,177,286.48

Non-current liabilities
Interest-bearing non-current liabilities	19	0.00	20,620,033.97
Share-based payment liablilities	20	851,330.00	0.00
Pensions	21	685,591.00	661,031.00
Provisions	22	45,611.64	46,510.55
Other non-current non-financial liabilities		1,867,203.36	2,499,842.86
Deferred tax liabilities	9	48,290.78	117,207.95

		3,498,026,78	23,944,626.33
Current liabilities
Interest-bearing current liabilities	19	63,890,332.77	21,443,459.11
Share-based paymentliabilities	20	7,075,990.00	8,021,528.30
Trade payables	23	15,380,766.73	12,715,534.21
Income tax payable		1,508,039.66	558,330.31
Provisions	22	1,960,896.91	2,794,697.38
Other current non-financial liabilities		7,951,819.45	6,664,905.83

		97,767,845.52	52,198,455.14

Total liabilities		101,265,872.30	76,143,081.47

Total equity and liabilities		100,835,503.65	111,320,367.95

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Consolidated statement of changes in equity

for the period from 1 January to 31 December 2012

	Issued capital (Note 18)	Capital reserves (Note 18)	Accumulated deficit (Note 18)	Currency translation reserve (Note 18)	Total equity
	EUR	EUR	EUR	EUR	EUR
1 January 2012	115,737.00	94,989,591.11	-60,151,047.60	223,005.97	35,177,286.48
Loss for the period			-35,351,090,28		-35,351,090,28
Other comprehensive loss				-256,564.85	-256,564.85

Total comprehensive loss			-35,351,090,28	-256,564.85	-35,607,655.13

31 December 2012	115,737.00	94,989,591.11	-95,502,137.88	-33,558.88	-430,368.65

for the period from 1 January to 31 December 2011

	Issued capital (Note 18)	Capital reserves (Note 18)	Accumulated deficit (Note 18)	Currency translation reserve (Note 18)	Total equity
	EUR	EUR	EUR	EUR	EUR
1 January 2011	115,737.00	94,596,047.35	-59,113,117.02	-87,467.08	35,511,200.25
Loss for the period			-1,037,930.58		-1,037,930.58
Other comprehensive income				310,473.05	310,473.05

Total comprehensive income (loss)			-1,037,930.58	310,473.05	-727,457.53
Collection of outstanding capital contributions from capital increase on 21 October 2010		393,543.76			393,543.76

31 December 2011	115,737.00	94,989,591.11	-60,151,047.60	223,005.97	35,177,286.48

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Consolidated statement of cash flows

for the period from 1 January to 31 December 2012

	Note	2012	2011
Operating activities		EUR	EUR
Loss before tax		-34,195,531.23	-839,180.83
Non-cash adjustments to reconcile earnings before tax to net cash flows
Share-based payment transaction income / expense	20	-94,208.30	-23,297,201.00
Depreciation of property, plant and equipment	12	5,255,508.04	3,485,650.04
Impairment of property, plant and equipment	12	0.00	0.00
Amortization of intangible assets	13	1,810,642.87	1,732,832.77
Changes in pensions and other provisions		-810,272.17	-271,248.28
Loss on disposal of property, plant and equipment (net)		602,543.10	5,768.50
Finance costs	8	2,885,049.70	1,254,062.53
Finance income	7	-516,572.17	-436,568.55
Working capital adjustments
Decrease (increase) in other non-financial assets		3,978,637.77	-1,252,099.57
Increase in trade payables		2,740,535.15	298,744.33
Decrease in trade receivables		1,150,170.95	3,035,408.70
Decrease in lease receivables		815,727.29	29,477.61
Increase (decrease) in other non-financial liabilities		716,146.74	-78,460.84
Increase in inventories		-5,305,734.17	-8,902,918.60

		-20,967,356.43	-25,235,733.19
Taxes reimbursed (paid)		203,677.12	61,288.59

Net cash flows used in operating activities		-20,763,679.31	-25,174,444.60
Investing activities
Cash paid for investments in property, plant and equipment	12	-6,591,913.91	-10,040,974.78
Cash paid for intangible assets	13	-186,449.57	-195,753.46
Loans paid out to shareholders		-1,200,000.00	-300,000.00
Cash paid for investments in other financial assets		-153,447.15	-161,487.30
Cash repayments of other financial assets		178,131.13	62,649.81
Interest received		24,335.49	92,488.77
Cash received from disposals of property, plant and equipment		596,833.62	498,621.81

Net cash flows used in investing activities		-7,332,510.39	-10,044,455.15
Financing activities
Cash received from loans from shareholders		20,000,000.00	40,000,000.00
Cash received from capital increase	18	0.00	393,543.76
Repayment of interest-bearing loans		-400,000.00	-98,348.76
Interest paid		-90,857.57	-680,731.74

Net cash flows from financing activities		19,509,142.43	39,614,463.26
Net (decrease) increase in cash and cash equivalents		-8,587,047.27	4,395,563.51
Net foreign exchange difference		-112,078.71	65,069.22
Cash and cash equivalents as of 1 January	17	15,151,828.82	10,691,196.09

Cash and cash equivalents as of 31 December[2]	17	6,452,702.84	15,151,828.82

[2]	Cash and cash equivalents include EUR 707,774.64 (2011: EUR 800,064.66) that is used as collateral for rental agreements.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Notes to the consolidated financial statements

1.    Corporate information

The consolidated financial statements of the Technolas Perfect Vision Group (the “Group”) for the year ended 31 December 2012 were authorized for issue in accordance with a resolution of management on 13 March 2013. Technolas Perfect Vision GmbH (the “Company”), Munich, is a limited liability company incorporated in Germany (GmbH) and domiciled at Messerschmittstrasse 1 + 3, 80992 Munich. It operates on the refractive laser market in Europe, the US and Asia. Information on its ultimate parent is presented in Note 24.

Technolas Perfect Vision GmbH was founded in 2008 by way of a spin-off. The spin-off is connected to the agreement between 20/10 Perfect Vision AG, Heidelberg and Bausch & Lomb Incorporated, Rochester, New York, USA, concerning the merger of the refractive business of both entities. To do this, 20/10 Perfect Vision AG separated its operations as of 1 October 2008 by way of a spin-off to found Technolas Perfect Vision GmbH in return for shares in this entity. On 13 February 2009 (date of the merger agreement), the Bausch & Lomb group transferred its activities in the refractive business (Technolas group) to Technolas Perfect Vision GmbH by way of merger in return for the issue of shares. All shares in the two subsidiaries (Technolas Perfect Vision, Inc., Dover, Delaware, USA, and Technolas Singapore Pte. Ltd., Singapore) were also transferred. Technolas Perfect Vision GmbH acquired the Technolas group as a result of this merger.

On 1 June 2011, a share option agreement was concluded between Bausch & Lomb Incorporated, Rochester, New York, USA, and 20/10 Perfect Vision AG, Heidelberg, as well as the other shareholders of Technolas Perfect Vision GmbH and Technolas Perfect Vision GmbH, Munich, Germany. Under the share option agreement, Bausch & Lomb Incorporated is granted the option to acquire all of the shares of the other shareholders in Technolas Perfect Vision GmbH during the exercise period. The call option was exercised on 6 November 2012. The transfer (“closing”) of the shares occurred on 25 January 2013. On the same day, Bausch & Lomb Incorporated, Rochester, New York, USA, transferred all rights attached to the share option agreement dated 1 June 2011 to Bausch & Lomb Luxembourg S.a.r.l., Luxembourg. The other shareholders transferred their shares to Bausch & Lomb Luxembourg, S.a.r.l. on 25 January 2013. Since this date, Bausch & Lomb Luxembourg S.a.r.l., Luxembourg and Bausch & Lomb Incorporated, Rochester, New York, USA, (“Bausch & Lomb”) are the sole shareholders of Technolas Perfect Vision GmbH.

The Company set up a stock option program on 1 January 2009. The beneficiaries include members of the executive management, the upper management and the advisory board of the Group. The exercise of the share option by Bausch & Lomb constitutes an exit event for the share-based payments of Technolas Perfect Vision GmbH (reference is made to our comments in Note 20 Share-based payments). As a result, a portion of the payment arising from the share option program becomes due within one month after payment of the purchase price. The payment is due after closing date.

2.    Accounting policies

2.1    Basis of preparation

The consolidated financial statements are prepared on a historical cost basis. The consolidated financial statements are presented in Euros.

Statement of compliance with IFRSs

The consolidated financial statements of Technolas Perfect Vision GmbH, comprising the consolidated statement of operations, consolidated statement of comprehensive loss, consolidated statement of financial position,

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012 consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for the reporting period from 1 January to 31 December 2012, were prepared in compliance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB), the interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Standards Interpretation Committee (IFRS IC) as adopted by the EU pursuant to Regulation No. 1606/2002 of the European Parliament and the Council on the application of international accounting standards. All those standards (IFRSs/IASs) and interpretations (SICs and IFRICs) subject to mandatory adoption for fiscal year 2012 were applied.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Technolas Perfect Vision GmbH and its subsidiaries as of 31 December 2012. The subsidiaries are Technolas Perfect Vision, Inc., Dover, Delaware, USA, Technolas Singapore Pte. Ltd., Singapore, and Technolas Hong Kong Limited, Hong Kong, each of which are wholly owned.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control by the parent ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full. A change in the parent’s ownership interest in a subsidiary that does not result in a loss of control is accounted for as an equity transaction.

The consolidated financial statements are based on the financial statements of the subsidiaries included in the Group as of 31 December 2012, which have been prepared applying uniform accounting policies. The acquisition method pursuant to IFRS 3 “Business Combinations” is used for purchase accounting of subsidiaries. The profits or losses of the subsidiaries acquired in the reporting year are included in the consolidated statement of operations based on their group affiliation, i.e., from the date on which the Group obtains control. Subsidiaries are deconsolidated on the date on which Technolas Perfect Vision GmbH loses control of the entity.

2.2    Going concern

The consolidated financial statements are prepared by management on a going concern basis, which assumes the continuance of operating activities, recovery of assets and payment of liabilities as part of the Company’s ordinary business activities. As in the past, the going concern of Technolas Perfect Vision GmbH, being an innovative high growth company, is highly dependent on its ability to secure sufficient financing to support its future business plan until it reaches break-even on a cash level from the activities.

In the past, the financing requirements of the Company were primarily covered by shareholder loans. Bausch & Lomb granted to Technolas Perfect Vision GmbH a buyer loan of EUR 20,000,000 as well as laser financing in two installments for a total of EUR 40,000,000 (reference is made to our comments in Note 19 Interest-bearing liabilities). Due to the planning uncertainties and the tight liquidity position, the original repayment terms have been extended until 31 January 2013. The buyer loan and the laser financing are due until 30 June 2013.

The current financial budget also reveals that the Company has additional operating cash requirements of approximately EUR 13 million in 2013 (without repayments of liabilities and without share based payments). The Company estimates that neither the buyer loan nor the laser financing can be repaid from the projected cash flows.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Whether the Company can continue as a going concern currently depends on whether Bausch & Lomb can continue to waive servicing of the laser financing until 30 June 2013 and beyond and does not demand repayment, as this could put the Company into financial distress. In addition, the future viability of the Company also depends on the buyer loan granted by Bausch & Lomb being revolved beyond 30 June 2013 or converted into equity and additional financing obtained by Bausch & Lomb or third parties.

Management assumes that the going concern forecast is accurate, since Bausch & Lomb acquired all the shares from non-controlling interests on 25 January 2013 (Note 1). In addition, Bausch & Lomb granted a further loan of EUR 12.9 million in February and March 2013. Other measures to secure the short and long-term financing of the Company are currently being negotiated with Bausch & Lomb. For this reason, no adjustment has been made to the consolidated financial statements, which are still based on the premise that the Company is a going concern.

2.3    Summary of significant accounting policies

2.3.1    Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of a business combination is the aggregate of the consideration transferred, measured at acquisition-date fair value.

The transaction costs of business combinations are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts. The Group has not had any embedded derivatives in host contracts that have resulted from the business combinations to date.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration classified as an asset or liability are recognized either in profit or loss or in other comprehensive income. If contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity. Contingent consideration has not been agreed for any business combination to date.

Goodwill is initially measured at cost, being the excess of the consideration transferred over the fair value of the acquiree’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss. The latter was not the case for the business combinations in the past.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

2.3.2    Foreign currency translation

The consolidated financial statements are presented in Euros, which is also the parent company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Transactions and balances in foreign currency

Transactions in foreign currencies are initially recorded by the group entities at their respective functional currency spot rates prevailing as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the reporting date. All resulting translation differences are taken to the statement of operations.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Translation of the financial statements of entities included in the consolidated financial statements

All assets and liabilities of the subsidiaries are translated to the Euro at the rate of exchange prevailing at the reporting date. Equity is translated at historical rates. Income and expenses are translated at a weighted annual average rate. The exchange differences arising on the translation are allocated to the currency translation reserve. On disposal of a foreign operation, the component of the currency translation reserve relating to that particular foreign operation is recognized in the statement of operations. However, no foreign operations have been sold to date.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.3.3    Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or other duties. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. For laser and diagnostic equipment, this is the date on which the devices are accepted after inspection. For all other goods, it is the date of delivery of the goods.

If rights of return are agreed when products are sold, revenue is not recognized unless reliable estimates based on past experience are available. The expected volume of returns is estimated and recognized as reducing revenue based on past experience.

Rendering of services

Revenue from the rendering of services is recognized using the percentage of completion method. Because these services are of a short-term nature, this generally takes place after the service has been provided. If the sale comprises services or maintenance agreements, this portion of the revenue is deferred and released to income in accordance with the stage of completion or pro rata temporis over the contractual period.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Multi-element transactions

In the case of multi-element transactions, agreements are not recognized as a unit, but broken down into the individual components of the agreement in order to reflect the substance of the transactions. Revenue from leased laser and diagnostic equipment provided in connection with services is partially recognized via the sales price of treatment cards. In the case of these multi-element agreements, revenue is initially distributed between the individual components on the basis of the relative fair values. In the process, revenue is separated into two parts—one for leased laser and diagnostic equipment and the other for further services. The Group then applies the provisions for leases (IAS 17 “Leases”) to the lease component and the provisions for revenue (IAS 18 “Revenue”) to the other components of the agreement. The latter are divided into the sale of goods and the rendering of services. If a reliable allocation of the total price is not possible, the multi-element transaction is recognized in its entirety according to the lease provisions. For more information, we refer to the information regarding the Group as a lessor under Note 2.3.7.

Royalties

If royalties are paid for multi-period agreements, revenue is generally recognized on a straight-line basis.

Rental income

Income from operating leases is recognized on a straight-line basis over the term of the lease agreement.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is included in finance income in the statement of operations.

2.3.4    Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted by the reporting date in the countries where the Group operates and generates taxable income.

Deferred taxes

Deferred tax is recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

•

In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items not recognized in profit or loss is recognized in accordance with the underlying transaction either in other comprehensive loss or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off tax assets against tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Value added tax

Revenue, expenses and assets are generally recognized net of the amount of value added tax except:

•

Where the value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the value added tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable

•	Receivables and payables that are stated with the amount of value added tax included

The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of non-financial receivables or payables in the statement of financial position.

2.3.5    Property, plant and equipment

Property, plant and equipment are stated at cost, net of any accumulated depreciation and accumulated impairment losses. The cost of self-constructed assets includes direct costs and a portion of materials and

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012 production overheads. Borrowing costs are capitalized if the recognition criteria are met. No borrowing costs were capitalized in the reporting period. Depreciation is charged on a straight-line basis over the asset’s useful life.

Depreciation of plant and machinery as well as other equipment, furniture and fixtures is recorded over a useful life of between one and fifteen years. The useful lives are reviewed once a year and adjusted, if appropriate.

2.3.6    Intangible assets

Intangible assets are measured on initial recognition at cost.

The cost of intangible assets acquired in a business combination is fair value as of the date of acquisition.

Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in the statement of operations in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite. The Group does not carry any intangible assets with an indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each fiscal year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of operations in the expense category consistent with the function of the intangible assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of operations when the asset is derecognized.

Research and development costs

Research costs are expensed as incurred. Development costs on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale

•	Its intention to complete and its ability to use or sell the asset

•	How the asset will generate future economic benefits

•	The availability of resources to complete the asset

•	The ability to measure reliably the expenditure during development

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. Development costs are currently not capitalized in the Group.

Purchased customer relationships are amortized over a useful life of ten years using the straight-line method, while purchased technologies and brands are amortized over their useful lives of fifteen years using the straight-line method. Other intangible assets, in particular software, are amortized using the straight-line method over a useful life of between three and six years.

2.3.7    Leases

A lease is classified as a finance lease if substantially all risks and rewards incidental to ownership are transferred to the lessee. All other leases are classified as operating leases.

Group as a lessee

Lease assets classified as finance leases are recognized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The corresponding liability is recorded as a lease liability in the statement of financial position. Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term. Lease payments for finance leases are apportioned between finance charges and reduction of the lease liability. Finance charges are recognized in the interest result in the statement of operations. There are currently no finance leases in the Technolas Perfect Vision Group with the Group as a lessee.

Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

Group as a lessor

Leases where the Group acts as a lessor relate in particular to leases in connection with lasers. The lease is classified as an operating lease or a finance lease, depending on whether or not the risks and rewards of ownership are transferred to the lessee.

Leases where the Group does not transfer substantially all the risks and rewards incidental to ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. There is no contingent rent.

Where entities in the Technolas Perfect Vision Group are the lessors under finance leases, receivables are initially recognized at an amount equal to the net investment.

2.3.8    Inventories

Inventories are measured at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

The costs of purchase of materials and supplies are determined using the weighted average cost method.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Finished goods and work in progress are recognized at the direct cost of materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net of realizable value is the estimated sales price in the ordinary course of business, less estimated costs of completion and the estimated costs to sell.

2.3.9    Share-based payments

As part of an employee stock option program, selected senior executives of the Group are granted share appreciation rights, which are to be settled in cash (‘cash-settled transactions’). Settlement in the form of equity shares is only possible in very limited exceptional cases. In addition, share appreciation rights were granted as part of a special management bonus that can only be settled in cash.

Share-based payments with a settlement option for the recipient are treated as a compound financial instrument. The residual value method is used to break down the compound financial instrument into an equity component and a liability component based on the fair value on the date of granting. A binominal model was used to measure share appreciation rights at the fair value on the date of granting. Because the fair value of the payment received is equal to the fair value of the liability component, the equity component had no value at the time of granting.

During the vesting period, the share appreciation rights are measured at fair value in accordance with the standard treatment for cash-settled transactions. The fair value has been expensed over the period until the vesting date with recognition of a corresponding liability. The recognized liability is remeasured at fair value at each reporting date. Changes are recognized as employee benefits expense considering the vesting conditions.

2.3.10    Pensions

The Group has set up a defined benefit plan for a defined group of employees in Germany (pension plan of Storz Instrument GmbH dated 1 September 1994). In addition, pension entitlements have been granted to one executive manager. These benefits are not funded externally. The cost of providing benefits under the defined benefit plan is determined separately using the projected unit credit method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the defined benefit obligation. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested immediately following the introduction of, or changes to, a pension plan, past service costs are recognized immediately.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on high-quality fixed-interest corporate bonds) less unrecognized past service costs and unrecognized actuarial losses (plus gains).

2.3.11    Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012 all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of operations net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

2.3.12    Financial instruments

2.3.12.1    Financial assets

a)    Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss (Hft), loans and receivables (LaR), held-to-maturity investments (HtM), available-for-sale financial assets (AfS), or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition. The Group has no financial assets at fair value through profit or loss, held-to-maturity investments or available-for-sale financial assets.

Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction cost.

The Group’s financial assets include trade receivables, security deposits, loans and lease receivables classified as financial instruments in the LaR category as well as cash and short-term deposits.

b)    Subsequent measurement

The subsequent measurement of financial assets depends on their classification:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of operations. The losses arising from impairment are recognized in the statement of operations in finance costs.

Cash and short-term deposits

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less. For the purpose of the statement of cash flows, cash and cash equivalents consist of the cash defined above and short-term deposits.

c)    Derecognition

Financial assets are derecognized if the Group loses its power to dispose of the contractual rights that make up the asset.

2.3.12.2    Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the statement of operations. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a reporting period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the statement of operations.

2.3.12.3    Financial liabilities

a)    Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, as interest-bearing liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus, in the case of interest-bearing liabilities, directly attributable transaction costs.

The Group’s financial liabilities include trade payables and interest-bearing liabilities.

b)    Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification. After initial recognition, interest-bearing liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the statement of operations when the liabilities are derecognized as well as through the effective interest method (EIR) amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the statement of operations.

c)    Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

2.3.12.4 Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

2.3.13    Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the assets. All other borrowing costs are expensed in the period they occur. The Group does not have any capitalized borrowing costs.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

2.3.14    Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset reported in the statement of financial position may be impaired. If any indication exists, or when annual impairment testing is required, e.g., as is the case for goodwill, the Group carries out impairment testing.

This involves estimating the recoverable amount of the asset or cash-generating unit in order to determine any need to record an impairment loss. The recoverable amount is the higher of the fair value less costs to sell and the value in use – determined for the individual asset or cash-generating unit.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax risk-adjusted discount rate based on the discounted cash flow method. The interest rates are calculated using the weighted average cost of capital (WACC) method.

In determining fair value less costs to sell, an appropriate valuation model is used. It generally refers to valuation multiples, derived from comparable publicly traded entities or other available fair value indicators.

An impairment exists when the carrying amount of the asset or cash-generating unit exceeds the higher of its fair value less costs to sell and its value in use.

This impairment is recognized in the statement of operations immediately. With the exception of goodwill, impairment losses recognized in prior years are reversed if the reasons for recognizing the impairment no longer exist. The reversal is limited to ensure that the carrying amount is not exceeded that would have been determined, net of amortization or depreciation, had no impairment loss been recognized for the asset in prior years. The reversal of impairment losses recognized on goodwill is not permissible.

Goodwill is tested for impairment annually (as of 31 December) and when circumstances indicate that the carrying amount may be impaired.

2.4    New and amended standards and interpretations

The accounting policies adopted are consistent with those of the prior year except for the following standards and interpretations adopted for the first time as of 1 January 2012:

IFRS 1 – First-time Adoption of International Financial Reporting Standards – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters

With this revision to the standard, the IASB has laid out how a reporting entity can resume presentation of its financial reporting pursuant to IFRS when its functional currency is no longer subject to hyper-inflation. The amendment did not have any effect on the consolidated financial statements, as the functional currency of the Group is not subject to hyper-inflation.

IFRS 7 – Disclosures – Transfers of Financial Assets (amendment)

This amendment sets forth extensive new qualitative and quantitative disclosures for transfers of financial assets that have not been derecognized and for any continuing involvement in a transferred financial asset as of the reporting date. Adoption of the revised IFRS 7 did not have any impact on the presentation of the financial position and financial performance of the Group, as no financial assets were transferred in which the Group maintains an continued involvement.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

3.    Significant accounting judgment, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these judgements and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

3.1    Judgment

In the process of applying the Group’s accounting policies, management has made the following judgments, which have a significant effect on the amounts recognized in the consolidated financial statements:

Going concern

The judgement, estimates and assumptions regarding the ability of the Group to continue as a going concern are discretionary judgments which could have a significant influence on the consolidated financial statements. The business plans are subject to uncertainties and eventualities, primarily with regard to the estimated future revenue, the timing of the resulting cash flows and the ability of the Company to repay, revolve or restructure the shareholder loans totaling approximately EUR 63 million. These uncertainties are also expressed in the fact that the original repayments schedule for the laser finance in 2012 was adapted to the current liquidity position and Bausch & Lomb has temporarily waived the agreed installments. We also refer to our comments in Note 2.2.

Classification of leases – Group as lessor

In the past, the Group entered into leases with its customers. Leases are classified as finance leases if the significant risks and rewards of ownership have been transferred to the customer. Otherwise the lease is classified as an operating lease. This decision by management in the course of analyzing the contractual conditions is based on a judgment and can significantly affect the financial statements.

3.2    Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment tests

Estimates and assumptions are necessary for the impairment tests to be carried out, in particular for the goodwill recognized. The impairment test of goodwill is based on calculations of the value in use. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating units to which the goodwill is allocated and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The cash flows are derived from the business plan for the next five years. As far as the underlying business plan is concerned, there are uncertainties in estimating the gross profit margins, in particular the forecasted increase in margins in the planning period, in estimated market shares and the underlying growth rate in the forecast period.

As in the prior year, goodwill amounts to EUR 21,541,744.61 as of 31 December 2012 (Note 13). The impairment test carried out on this date did not lead to any impairment. We refer to our comments in Note 13 for details on the impairment test, including a sensitivity analysis.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Share-based payments

The Group measures the cost of granting share appreciation rights to senior executives by reference to the fair value as of the end of the reporting period.

Estimating fair value for these share appreciation rights requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model. In 2012 the key valuation parameter applied are probability of reaching specific sales milestones and the discount rate. In prior years the key parameters were the interest rate, volatility, the probability of the Group being sold or listed on the stock exchange, and employee turnover. In addition, the fair value of the share appreciation rights depends on the company value of the Technolas Perfect Vision Group, including the milestones. The calculation of fair value thus depends on the parameters set by the company valuation.

The share-based payments amounted to EUR 7,927,320.00 (2011: EUR 8,021,528.30). In 2012 the earned portion of the share appreciation rights decreased by EUR 94,208.94 (in 2011 it fell by EUR 23,297,201.00) (Note 20). The changes are mainly attributable to fluctuations in the company value and have been recorded in the consolidated statement of operations (administrative expense).

The results of the sensitivity analysis and further details on the share-based payments are presented in Note 20.

Development costs

Initial capitalization of costs is based on management’s judgment that technical and economic feasibility in particular can be demonstrated, usually when a product development project has reached a defined milestone according to an established project management model. It is at the discretion of management to set out the criteria for assessing whether or not the requirements for capitalization are met. As in the previous year, the company did not capitalize any development cost as of 31 December 2012.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made could necessitate future adjustments to tax income and expense already recorded.

Deferred tax assets are recognized for all unused tax losses or deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary differences can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

As of reporting date, the Group carried unused tax losses of EUR 92,308,338.65 (2011: EUR 50,222,937.85) at subsidiaries with a history of losses and which cannot be offset against taxable temporary differences. The unused tax losses may not be used to offset taxable income elsewhere in the Group. There is uncertainty about the extent to which the unused tax losses can be utilized in future subsequent to the acquisition of the remaining shares in the Company by Bausch & Lomb (we refer to Note 1). No deferred tax assets have been recognized on these unused tax losses. Further details on taxes are disclosed in Note 9.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Interest-bearing liabilities

The Group has received laser financing of a total of EUR 40,000,000 in association with the share option agreement with the shareholder Bausch & Lomb. The measurement of the laser financing is dependent on discretionary judgments by management regarding future cash flows. In particular, the discretionary judgments relate to the actual timing of the interest-bearing period and the planned unit sales of lasers, on which repayment of the loan is based. In 2012 the original estimate regarding the beginning of the interest-bearing period was changed from 30 June to 31 December 2012. Likewise, the repayments planned in the prior year were adjusted in 2012. The change in the repayments schedule was considered when measuring the effective interest rate. As of 31 December 2012, the laser financing and accumulated interest amounted to EUR 40,488,591.73 (2011: EUR 20,152,864.04). Further details on the laser finance can be found in Note 19.

Other

Other estimates relate to the recoverability of trade receivables, write-downs recorded on inventories and the measurement of provisions.

4.    Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The dates of first-time adoption are those endorsed by the European Union, where the standards have already been endorsed. The Group has not early adopted the standards and interpretations explained in detail below, nor does it expect to early adopt them.

IFRS 1 – Government Loans (amendment)

This amendment requires first-time adopters to apply IAS 20 prospectively to the recognition and measurement of government loans which were already granted by the date on which IFRS was adopted for the first time. However, reporting entities have the option of applying IFRS 9 (and IAS 39) and IAS 20 retrospectively to government loans if the required information is available at the time these loans are initially recognized. This exception means that first-time adopters can avoid retrospectively measuring government loans when their interest rate is below that of the market rate. The amendment is mandatory for those reporting periods beginning on or after 1 January 2013 and will have no effect on the consolidated financial statements.

IFRS 7 – Offsetting of a financial asset and a financial liability

According to this amendment, an entity must disclose information on any rights it has to offset assets and liabilities and the associated agreements (e.g. hedge collateral agreements). In this way, the users of the financial reporting obtain information which allows them to assess the impact of offsetting agreements on the financial position of the reporting entity. The new disclosures are required for all financial instruments that are offset within the framework of IAS 32 Financial Instruments: Presentation. The disclosures also apply to financial instruments that are subject to enforceable global netting arrangements or similar agreements, regardless of whether they are offset pursuant to IAS 32 or not. The amendment is mandatory for those reporting periods beginning on or after 1 January 2013 and is not expected to have any effect on the presentation of the financial position and financial performance of the Group.

IFRS 9 – Financial Instruments: Classification and Measurement

The first part of phase I for the preparation of IFRS 9 “Financial Instruments” was published in November 2009 and is effective for the first time in the fiscal year beginning on or after 1 January 2015. This standard contains

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012 new regulations on the classification and measurement of financial assets and financial liabilities as defined in IAS 39. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but is not expected to have any impact on the classification and measurement of financial liabilities. The Group will analyze the potential effects of the standard on its financial position and performance in detail.

IFRS 10 – Consolidated Financial Statements

IFRS 10 creates a uniform basis for the definition of a parent-subsidiary relationship and determining which entities are consolidated in the consolidated financial statements. The new standard IFRS 10 thus replaces the regulations in IAS 27 (Consolidated and Separate Financial Statements) and in SIC-12 (Consolidation—Special Purpose Entities) relevant to date. The standard is effective for annual periods beginning on or after 1 January 2014. The Group does not expect the adoption of IFRS 10 to have any significant effects on the consolidated financial statements.

IFRS 11 – Joint Arrangements

IFRS 11 governs the accounting treatment of situations where an entity exercises joint control over a joint venture or a joint operation. The new standard aims to regulate the accounting for joint arrangements in a more consistent and comparable manner. IFRS 11 replaces SIC-13 (Jointly-Controlled Entities — Non-Monetary Contributions by Venturers) and IAS 31 (Interests in Joint Ventures). The most significant change introduced by IFRS 11 compared to IAS 31 is that proportionate consolidation is no longer permitted. In future, joint ventures must always be accounted for using the equity method. The standard is effective for fiscal years beginning on or after 1 January 2014. The Group does not expect the adoption of IFRS 11 to have any significant effects on the consolidated financial statements, as it currently does not have any joint ventures or jointly controlled operations.

IFRS 12 – Disclosures of Interests in Other Entities

IFRS 12 creates a new standard with respect to the disclosures in the notes for all types of interests in other entities. The standard is effective for fiscal years beginning on or after 1 January 2014. The Group does not expect the adoption of IFRS 12 to have any significant effects on the consolidated financial statements.

IFRS 13 – Fair Value Measurement

The standard sets out how to perform fair value measurement if another IFRS prescribes measurement at fair value. However, the items of the statement of financial position to be measured or disclosed at fair value are regulated in the individual standards and not in IFRS 13. It also redefines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction. The amendment is effective for fiscal years beginning on or after 1 January 2013. The Group does not expect the adoption of IFRS 13 to have any significant effects on the consolidated financial statements.

IAS 1 – Presentation of Financial Statements (amendment)

The amendments to IAS 1 change the grouping of items presented in other comprehensive income. Items of other comprehensive income that could be reclassified to profit or loss in a subsequent period, e.g., when derecognized or settled (including currency translation differences from foreign operations), must be presented separately from the items that will not be reclassified (including actuarial gains and losses from defined benefit plans). The amendments to IAS 1 are effective for fiscal years beginning on or after 1 July 2012. The Group does not expect the amendment to IAS 1 to have any significant effects on the consolidated financial statements.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

IAS 12 – Income Taxes – Deferred Tax: Recovery of Underlying Assets (amendment)

This amendment clarifies the measurement of deferred taxes recognized on investment property measured at fair value and introduces the rebuttable presumption that, when measuring deferred taxes on investment property that are measured at fair value under IAS 40, the carrying amount will be recovered through sale. Furthermore, deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 is always to be measured on a sale basis of the asset. This amendment is effective for fiscal years beginning on or after 1 January 2012. The amendments were endorsed by the European Union on 11 December 2012, subject to the amendment of the standard becoming effective for fiscal years beginning on or after 1 January 2013. This amendment does not affect the reporting of the financial position and financial performance of the Group, nor the disclosures in the notes, because the Group does not carry any such assets.

IAS 19 Employee Benefits (Amendment)

The most significant amendment is that the delayed recognition of actuarial gains and losses using the corridor method is no longer possible. In the future, actuarial gains and losses must be recognized immediately and fully in other comprehensive income. Other amendments relate to the presentation and breakdown of changes in the net liability or net asset from defined benefit plans as well as additional notes disclosures on features of and risks from such defined benefit plans. The amended IAS 19 is effective for the first time for fiscal years beginning on or after 1 July 2013. Due to the amendments to the standard, the pension liability for the 2012 comparative period will rise by approximately EUR 106,000 with a corresponding effect on deferred taxes. The impact on the statement of operations is insignificant.

IAS 27 – Consolidated and Separate Financial Statements

The provisions for separate financial statements remain a component of IAS 27 without change. The other parts of IAS 27 have been replaced by IFRS 10. The revised standard becomes effective for reporting periods beginning on or after 1 January 2014 and will have no effect on the consolidated financial statements.

IAS 28 – Investments in Associates and Joint Ventures (amendment)

As a consequence of the new IFRS 11 Joint Arrangements and IFRS 12 Disclosures of Interests in Other Entities, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures. The scope of IAS 28, which was previously restricted to associates, now applies the equity method to joint ventures. The revised standard becomes effective for reporting periods beginning on or after 1 January 2014 and will have no effect on the consolidated financial statements.

IAS 32 – Offsetting of Financial Assets and Financial Liabilities (amendment)

The amendment clarifies the expression “currently has a legally enforceable right to set off ”. Moreover, the amendment clarifies the application of the offsetting criteria laid out in IAS 32 to clearing systems (such as a clearinghouse), which settle assets and liabilities on a gross basis in which the separate transactions do not occur simultaneously. The revised standard becomes effective for reporting periods beginning on or after 1 January 2014 and will is not expected to have any effect on the consolidated financial statements.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

The interpretation governs the accounting for stripping costs in the production phase of a surface mine. It clarifies when stripping costs must be recognized for an asset and how initial and subsequent measurement is

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012 carried out. IFRIC 20 is effective for the first time for fiscal years beginning on or after 1 January 2013. The Group does not expect the adoption of IFRIC 20 to have any significant effects on the consolidated financial statements, as the Group does not incur any stripping costs.

Improvements to IFRSs (May 2012)

The amendments arising from the improvements will not have an effect on the consolidated financial statements. They are effective for fiscal years beginning on or after 1 January 2013.

IFRS 1 First-time Adoption of International Financial Reporting Standards

This clarifies that an entity which has discontinued reporting pursuant to IFRS but decides, or is obliged, to resume IFRS accounting, may apply IFRS 1 again. If the entity does not apply IFRS 1 again, it must adjust its financial reporting retrospectively to present the past as though IFRS accounting had never been interrupted.

IAS 1 Presentation of Financial Statements

This clarifies the distinction between the additional comparative information that may be presented and the minimum comparative information that is required, generally covering the prior reporting periods.

IAS 16 Property, Plant and Equipment

This clarifies which spare parts and servicing equipment qualify as property, plant and equipment and are not treated as inventories.

IAS 32 Financial Instruments: Presentation

This clarifies that income taxes on distributions to bearers of equity instruments fall under the scope of IAS 12 Income Taxes.

IAS 24 Interim Financial Reporting

This governs reconciling the disclosures on segment assets with the disclosures on segment liabilities in interim financial statements and the reconciliation of disclosures in the interim reporting with the disclosures in the annual financial statements.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

5.  Other operating income

	2012	2011
	EUR	EUR
Exchange rate gains
Exchange rate gains on loans and receivables[3] (Note 27.2)	324,752.78	1,037,704.20
Exchange rate gains on financial liabilities[4] (Note 27.2)	162,942.58	468,738.95

Total exchange rate gains	487,695.36	1,506,443.15
Other income from related parties (Bausch & Lomb)
Income from the settlement of liabilities	498,419.61	201,005.49
Release of the subsidy for ERP system	121,000.08	121,000.00

Total sundry operating income from related parties	619,419.69	322,005.49
Reversal of provisions (Note 22)	550,057.25	580,344.00
Settlement of other non-financial liabilities	417,148.96	3,120.00
Release of subsidies for office rents	254,354.04	254,354.00
Release of bad debt allowances on receivables (Note 27.2)	239,271.44	52,500.00
Income from patent infringements	128,396.78	0.00
Other income relating to other periods	73,084.02	224,151.73
Income from insurance claims	49,974.65	109,842.66
Settlement of other financial liabilities	0.00	396,800.43
Sundry	298,135.70	197,390.70

	3,117,537.89	3,646,952.16

Other operating income from related parties breaks down as follows:

	2012	2011
	EUR	EUR
Exchange rate gains	65,715.18	30,620.39
Sundry	619,419.69	322,005.49

Other operating income from related parties (Note 24)	685,134.87	352,625.88

The release of the subsidy for ERP system by Bausch & Lomb relates to a subsidy from 2009 by the shareholder for the purchase of an ERP system. The EUR 605,000.00 portion of the subsidy that relates to the capitalized parts of the ERP system was recognized as a liability and is being released over the useful life of the software, which is five years (EUR 121,000.00).

[3]	thereof from related parties: EUR 0.25 (2011: EUR 30,607.64)
[4]	thereof from related parties: EUR 65,714.93 (2011: EUR 12.75)

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

6.    Other operating expenses

	2012	2011
	EUR	EUR
Exchange rate losses
on loans and receivables[5] (Note 27.2)	-245,731.98	-1,230,679.29
on financial liabilities at amortized cost[6] (Note 27.2)	-529,186.35	-706,174.44
other	0.00	0.00

Total exchange rate losses	-774,918.33	-1,936,853.73
Loss on the disposal of non-current assets	-603,560.82	-5.768.50
VAT risks	-300,000.00	0.00
Bank fees (Note 27.2)	-127,367.69	-110,648.02
Sundry operating expenses due to related parties	-51,245.66	-123,163.47
Sundry	-223,568.14	-138,955.77

	-2,080,660.64	-2,315,389.49

Other operating expenses due to related parties are as follows:

	2012	2011
	EUR	EUR
Sundry operating expenses due to related parties	-51,245.66	-123,163.47
Exchange rate losses	-8,302.99	-83,307.16

Total due to related parties	-59,548.65	-206,470.63

7.    Finance income

	2012	2011
	EUR	EUR
Interest income from financial assets
leases	102,979.37	133,806.16
loans and receivables from related parties (Note 24)	95,464.51	2,860.27
third-party loans and receivables	39,067.43	110,708.49

Total interest income from financial assets (Note 27.2)	237,511.31	247,374.92
Release of allowances on other financial assets (Note 27.2)	155,328.63	30,174.89
Exchange rate gains on loans and receivables (Note 27.2)	123,732.23	159,018.74

	516,572.17	436,568.55

[5]	thereof to related parties: EUR -1,462.32 (2011: EUR -83,300.60)
[6]	thereof to related parties: EUR -6,840.67 (2011: EUR -6.56)

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

8.    Finance costs

	2012	2011
	EUR	EUR
Interest expenses from interest-bearing liabilities
due to related parties (Note 24)	-2,301,631.33	-1,023,028.89
due to third parties	-16,065.93	-9,065.09

Total interest expenses from interest-bearing liabilities (Note 27.2)	-2,317,697.26	-1,032,093.98
Impairment on loans and receivables (Note 27.2)	-356,937.73	0,00
Exchange rate losses on loans and receivables (Note 27.2)	-176,163.71	-189,063.55
Interest expense from pensions (Note 21)	-34,251.00	-32,905.00

	-2,885,049.70	-1,254,062.53

9.    Income tax

	2012	2011
	EUR	EUR
Current tax expense	-1,341,660.19	-428,861.77
Deferred tax benefit (expense)	186,101.14	230,112.02

Income tax expense reported in the statement of operations	-1,155,559.05	-198,749.75

Income tax charged directly to equity	0.00	0.00

A reconciliation between the product of accounting profit before tax and the Group’s applicable tax rate7 and the tax expense reported in the statement of operations is presented in the table below:

	2012	2011
	EUR	EUR
Accounting profit before income tax	-34,195,531,23	-839,180.83
Tax rate of the Group	32.98%	32.98%
Expected income tax	11,277,686.21	276,761.87
Change in previously unrecognized deferred tax assets on unused tax losses and temporary differences	-11,750,473,72	2,098,486.59
Taxes for prior years	-464,993.47	20,789.92
Taxes on the results of foreign operations	-208,241.91	-67,849.02
Tax effect from tax rates that differ from the tax rate of the Group	92,532.76	39,598.71
Tax effect from change in the tax rate since the prior year	-826.55	31,907.60
Changes in the tax deductibility of goodwill	0.00	-784,737.25
Changes in the recognition of investments for tax purposes	0.00	-1,628,483.14
Other differences	-101,242.37	-185,225.01

Current tax expense	-1,155,559.05	-198,749.75

Effective tax rate:	3.38%	23.68%

[7]	The tax rate of the Group of 32.98% corresponds to the tax rate of the parent company, Technolas Perfect Vision GmbH. It comprises the corporate income tax rate of 15%, the solidarity surcharge of 0.83% and the trade tax rate of 17.15%.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Deferred tax assets carried on 31 December break down as follows:

	2012	2011
	EUR	EUR
Deferred tax assets
Intangible assets	1,050,506.05	1,082,111.28
Inventories	538,169.54	398,847.24
Other non-financial liabilities	380,027.15	366,010.15
Interest-bearing liabilities	290,561.30	333,569.09
Provisions	143,497.25	323,911.86
Pension provisions	64,889.47	58,879.85
Other financial assets	30,989.52	89,470.65
Trade receivables	24,859.85	63,222.19
Trade payables	6,032.57	196,852.14
Share-based payments	-98,758.21	395,318.85

	2,430,774.49	3,308,193.30

	2012	2011
	EUR	EUR
Deferred tax liabilities
Intangible assets	-625,121.46	-667,508.35
Property, plant and equipment	-227,845.49	-279,702.68
Trade receivables	-68,400.32	-81,096.90
Inventories	-24,961.84	-116,050.78
Other non-financial assets	-19,809.68	-79,386.13
Other non-financial liabilities	-28,904.33	-491,389.86
Interest-bearing liabilities	0.00	-316,481.42
Other financial assets	0.00	-7,572.48

	-995,043.12	-2,039,188.60

Deferred tax assets, net	1,435,731.37	1,269,004.70

	2012	2011
	EUR	EUR
Reflected in the statement of financial position:
Deferred tax assets	1,484,022.15	1,386,212.65
Deferred tax liabilities	-48,290.78	-117,207.95

Deferred tax assets, net	1,435,731.37	1,269,004.70

Deferred tax assets, net developed as follows:

	2012	2011
	EUR	EUR
As of 1 January	1,269,004.70	1,023,418.65
Tax benefit/(expense) recognized during the period	186,101.14	230,112.02
Exchange adjustment	-19,374.47	15,474.03

As of 31 December	1,435,731.37	1,269,004.70

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Deferred tax income (expenses) developed as follows:

	2012	2011
	EUR	EUR
Other non-financial liabilities, recognized differently for tax purposes	413,477.80	-281,525.38
Interest-bearing liabilities, effective interest method	273,473.63	105,149.56
Inventories, different allowance for tax purposes	231,003.93	105,166.46
Other non-financial assets	59,278.17	-71,368.94
Property, plant and equipment, different depreciation for tax purposes	47,699.11	-34.443.46
Intangible assets, different amortization for tax purposes	26,602.68	-380,369.66
Pension provisions, different measurement under IFRS	6,009.62	2,089.94
Share-based payments, different measurement for tax purposes	-395,318.85	395,318.85
Provisions, recognized differently for tax purposes (potential losses, warranty)	-207,736.59	211,659.84
Trade payables	-192,038.33	183,017.25
Other financial assets, effective interest method	-50,908.65	81,898.17
Trade receivables, different allowance	-25,441.38	-86,480.61

Deferred tax income (expense)	186,101.14	230,112.02

As of the reporting date, the Group carried unused tax losses of EUR 92,308,338.65 (2011: EUR 50,222,937.85). No deferred tax assets were recognized for these unused tax losses, as they were incurred at group entities with a history of losses and may not be used to offset taxable income elsewhere in the Group. Subsequent to the purchase of the remaining shares by Bausch & Lomb (we refer to our comments in Note 1), there is uncertainty about the extent to which the unused tax losses can be utilized in future. As of 31 December 2012, the Group carries deductible temporary differences of EUR 120,889.71 (2011: EUR 2,250,181.18) for which no deferred tax assets were recognized in the statement of financial position.

As of 31 December 2012, there was no recognized deferred tax liability for taxes that would be payable on the untransferred profits of certain of the Group’s subsidiaries. The Group has decided that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The effects of the unrecognized deferred tax liabilities as of 31 December 2012 are immaterial.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

10.    Amortization, depreciation and impairment

Depreciation and impairment of property, plant and equipment

	2012	2011
	EUR	EUR
Depreciation and impairment of property, plant and equipment
Selling expenses	-2,162,959.30	-1,711,767.70
Cost of sales	-1,417,569.20	-1,031,548.94
Research and development costs	-1,442,280.28	-541,717.16
Administrative expenses	-232,699.26	-200,616.24

Total depreciation and impairment of property, plant and equipment (Note 12)	-5,255,508.04	-3,485,650.04

Amortization of intangible assets

	2012	2011
	EUR	EUR
Selling expenses	-1,143,572.95	-1,093,777.26
Administrative expenses	-377,851.78	-356,766.66
Cost of sales	-198,682.21	-190,528.14
Research and development costs	-90,535.93	-91,760.71

Total amortization of intangible assets (Note 13)	-1,810,642.87	-1,732,832.77

11.    Employee benefits expense

	2012	2011
	EUR	EUR
Wages and salaries	-21,125,257.44	-18,109,809.76
Social security costs	-3,798,120.17	-3,339,660.75
Expense for defined contribution plans	-327,640.86	-289,195.43
Other post-employment benefits	-209,643.79	-3,761.70
Current service cost for defined benefit plans (Note 21)	-19,478.00	-18,078.00
Share-based payment transaction income (expense) (Note 20)	94,208.30	23,297,201.00
Other	-337,154.80	-251,484.88

	-25,723,086.76	1,285,210.48

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

12.    Property, plant and equipment

	Plant and equipment	Assets under construction	Total
	EUR	EUR	EUR
Cost
1 January 2011	13,107,958.98	0.00	13,107,958.98
Additions	9,610,859.86	430,114.92	10,040,974.78
Disposals	-1,188,882.80	0.00	-1,188,882.80
Exchange adjustment	107,646.18	0.00	107,646.18

31 December 2011	21,637,582.22	430,114.92	22,067,697.14
Additions	6,530,554.30	61,359.61	6,591,913.91
Disposals	-2,635,900.86	0.00	-2,635,900.86
Reclassifications	430,114.92	-430,114.92	0.00
Exchange adjustment	-54,895.86	0.00	-54,895.86

31 December 2012	25,907,454.72	61,359.61	25,968,814.33
Depreciation

1 January 2011	-5,798,452.66	0.00	-5,798,452.66
Depreciation charge for the year (Note 10)	-3,485,650.04	0.00	-3,485,650.04
Disposals	684,492.46	0.00	684,492.46
Exchange adjustment	-37,201.53	0.00	-37,201.53

31 December 2011	-8,636,811.77	0.00	-8,636,811.77
Depreciation charge for the year (Note 10)	-5,255,508.04	0.00	-5,255,508.04
Disposals	1,436,524.14	0.00	1,436,524.14
Exchange adjustment	34,649.32	0.00	34,649.32

31 December 2012	-12,421,146.35	0.00	-12,421,146.35
Net carrying amount
31 December 2012	13,486,308.37	61,359.61	13,547,667.98

31 December 2011	13,000,770.45	430,114.92	13,430,885.37

There were no borrowing costs subject to mandatory capitalization in the reporting period. On 31 December 2012, EUR 8,131,594.00 (2011: EUR 8,312,033.14) of plant and equipment and EUR 0.00 (2011 399,238.83) of assets under construction were assigned as collateral to Bausch & Lomb Incorporated, Rochester, New York, USA, and its subsidiaries to secure the laser financing.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

13.    Intangible assets

	Goodwill	Acquired customer relationships	Acquired technologies	Acquired brands	Other	Total
	EUR	EUR	EUR	EUR	EUR	EUR
Cost

1 January 2011	21,541,744.61	9,799,744.85	3,335,000.00	1,556,000.00	2,416,400.83	38,648,890.29
Additions	0.00	0.00	0.00	0.00	195,753.46	195,753.46
Exchange adjustment	0.00	126,887.32	0.00	0.00	4,308.40	131,195.72

31 December 2011	21,541,744.61	9,926,632.17	3,335,000.00	1,556,000.00	2,616,462.69	38,975,839.47
Additions	0.00	0.00	0.00	0.00	186,447.57	186,447.57
Exchange adjustment	0.00	-103,991.26	0.00	0.00	-3,679.73	-107,670.99

31 December 2012	21,541,744.61	9,822,640.91	3,335,000.00	1,556,000.00	2,799,232.53	39,054,618.05
Amortization

1 January 2011	0.00	-1,837,452.16	-416,875.00	-194,500.00	-1,275,396.36	-3,724,223.52
Amortization (Note 10)	0.00	-954,847.77	-222,333.33	-103,733.33	-451,918.34	-1,732,832.77
Exchange adjustment	0.00	-61,606.80	0.00	0.00	-4,188.09	-65,794.89

31 December 2011	0.00	-2,853,906.73	-639,208.33	-298,233.33	-1,731,502.79	-5,522,851.18
Amortization (Note 10)	0.00	-996,437.42	-222,333.34	-103,733.34	-488,138.77	-1,810,642.87
Exchange adjustment	0.00	44,070.80	0.00	0.00	2,982.22	47,053.02

31 December 2012	0.00	-3,806,273.35	-861,541.67	-401,966.67	-2,216,659.34	-7,286,441.03
Net carrying amount
31 December 2012	21,541,744.61	6,016,367.56	2,473,458.33	1,154,033.33	582,573.19	31,768,177.02

31 December 2011	21,541,744.61	7,072,725.44	2,695,791.67	1,257,766.67	884,959.90	33,452,988.29

There were no borrowing costs subject to mandatory capitalization and no impairment on intangible assets in the reporting period. Apart from goodwill the Group does not carry any intangible assets with indefinite useful lives. On 31 December 2012, EUR 2,473,458.33 (2011: EUR 2,695,791.67) of the technologies acquired were assigned as collateral to Bausch & Lomb and its subsidiaries to secure the laser financing.

Impairment testing of goodwill

The goodwill of EUR 21,541,744.61 acquired from the acquisition of the Technolas group was allocated to the cash-generating unit “Technolas Perfect Vision GmbH” (TPVG) for impairment testing.

The Group performed its annual impairment test as of 31 December 2012. The recoverable amount of TPVG was determined on the basis of its value in use. In addition, the recoverable amount was verified by comparing it to the fair value derived from the purchase price paid by the Bausch & Lomb for the remaining shares less the costs to sell.

The value in use was determined on the basis of a cash flow projection derived from the five-year financial planning ratified by management (detailed planning phase).

The discount rate used for the cash flow forecasts is 12.39% (2011: 12.28%). For the year 2018 and thereafter, a growth rate of 2.00% (2011: 2.00%) was assumed for a terminal value.

Capital expenditure in the terminal value is calculated using a sustainable reinvestment rate that is based on the average depreciation and amortization as well as capital expenditure for the years 2013 to 2017. For long-term

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012 planning net working capital requirements in the terminal value for the year 2018 and thereafter, a long-term level of about 34% of assets was assumed of net working capital. The impairment test did not lead to an impairment of goodwill.

Assumptions used in value-in-use calculations

The calculation of value-in-use is most sensitive to the following assumptions:

•	Gross margin

•	Discount rates

•	Market share in the detailed planning phase

•	Long-term growth rate in the terminal phase

The gross margins were calculated using past averages and increased over the planning period for an anticipated rise in productivity due to higher production output.

The discount rates reflect the current market assessment of the risks specific to TPVG and are based on the weighted average cost of capital using an equity/debt ratio customary for the industry. This rate was further adjusted to reflect the market assessment of any risk specific to TPVG.

Market share assumptions are important because management assesses the position of TPVG relative to its competitors over the course of the detailed planning phase. Market studies are relied on to assess the market. Management expects TPVG’s market share to increase relative to its competitors due to of its innovative products.

The growth rate of 2% after the detailed planning phase reflects the expected inflation rate.

Sensitivity to changes in assumptions

As part of impairment testing of goodwill, management analyses the sensitivities of the value in use with regard to the expected growth rate and the discount rate applied. A terminal growth rate of one percentage point lower (1%) would just escape the need to record an impairment loss on goodwill. Likewise, a 0.6% higher discount rate, at 13%, would not yet impact on the recoverability of goodwill. For this reason, management is of the opinion that there is no need to record an impairment loss on goodwill even when the basic assumptions examined in the sensitivity analysis fluctuate to the detriment of the Company, which is generally possible.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

14.    Other financial assets

	2012	2011
	EUR	EUR
Other non-current financial assets
Security deposits (Note 26)	290,894.05	271,920.71
Lease receivables	82,661.71	495,639.31

	373,555.76	767,560.02
Other current financial assets
Loan to a related party (Note 24)	1,598,324.78	302,860.27
Lease receivables	439,795.44	950,798.22
Security deposits (Note 26)	55,540.10	55,540.10
Refund claims against insurance	26,140.36	111,606.27
Other	162,290.53	106,746.56

	2,282,091.21	1,527,551.42

Other financial assets (Note 27.1)	2,655,646.97	2,295,111.44

The loan to a related party relates to the loan to the shareholder, 20/10 Perfect Vision AG. We refer to the explanations under Note 24.

15.    Inventories

	2012	2011
	EUR	EUR
Materials and supplies	11,612,127.47	15,020,340.13
Work in progress	10,838,454.79	5,928,914.20
Finished goods and services	9,595,477.17	5,920,550.16

	32,046,059.43	26,869,804.49

The write-down of inventories recognized as an expense is EUR 2,398,637.38 (2011: EUR 2,642,660.64). Both amounts are included in cost of sales. The carrying amount of inventories measured at the lower net realizable value is EUR 2,294,141.81 as of 31 December 2012 (2011: EUR 3,039,167.17). The costs of purchase or costs of conversion for inventories recognized in cost of sales amount to EUR 42,936,482.97 (2011: EUR 35,072,155.89). Of the finished goods carried on 31 December 2012, an amount of EUR 3,823,958.10 (2011: EUR 987,697.29) (Note 26) is assigned as collateral to Bausch & Lomb and its subsidiaries.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

16.    Trade receivables

	2012	2011
	EUR	EUR
Trade receivables from third parties
Not impaired	9,754,611.61	10,217,716.05
Impaired	248,670.73	1,340,826.60

	10,003,282.34	11,558,542.65
Trade receivables from related parties
Not impaired	586,861.53	316,681.29

Total due from related parties (Note 24)	586,861.53	316,681.29

	10,590,143.87	11,875,223.94

Trade receivables
Not impaired	10,341,473.14	10,534,397.34
Impaired	248,670.73	1,340,826.60

	10,590,143.87	11,875,223.94

Trade receivables are non-interest bearing and are payable within three months. The maturity profile of the trade receivables that are not impaired is as follows:

		Neither past due nor impaired	Past due but not impaired
	Total		< 30 days	31 to 60 days	61 to 90 days	> 90 days
	EUR	EUR	EUR	EUR	EUR	EUR
31 December 2012	10,341,473.14	8,147,141.31	1,276,895.65	340,677.28	119,700.80	457,058.10
31 December 2011	10,534,397.34	7,416,764.38	1,280,034.89	477,537.74	975,972.42	384,087.91

The impaired trade receivables break down as follows:

	2012	2011
	EUR	EUR
Nominal amounts of impaired receivables	2,306,883.32	3,420,693.47
Provision for impairment	-2,058,212.59	-2,079,866.87

	248,670.73	1,340,826.60

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Movements in the provision for impairment were as follows:

	Individually impaired	Collectively impaired	Total
	EUR	EUR	EUR
1 January 2011	-1,606,374.14	-220,252.96	-1,826,627.10
Charge for the year	-803,549.66	0.00	-803,549.66
Utilized	328,310.78	153,213.74	481,524.52
Unused amounts reversed	52,500.00	0.00	52,500.00
Exchange adjustment	10,022.93	6,262.44	16,285.37

31 December 2011	-2,019,090.09	-60,776.78	-2,079,866.87

Charge for the year	-875,407.11	0.00	-875,407.11
Utilized	657,218.01	0.00	657,218.01
Unused amounts reversed	191,140.03	48,131.41	239,271.44
Exchange adjustment	656.32	-84.38	571.94

31 December 2012	-2,045,482.84	-12,729.75	-2,058,212.59

17.    Cash and short-term deposits

	2012	2011
	EUR	EUR
Bank balances	5,742,969.03	14,351,136.05
Pledged deposits (Note 26)	707,774.64	800,064.66
Cash on hand	1,959.17	628.11

	6,452,702.84	15,151,828.82

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits invested for one to three months earn interest at the respective short-term deposit rates. There are no lines of credit. The pledged deposits serve to secure rental obligations.

18.    Equity

Issued capital

EUR
1 January 2011	115,737.00

31 December 2011	115,737.00

31 December 2012	115,737.00

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

On 21 October 2010, 15,737 capital shares with a nominal value of EUR 15,737.00 were issued to Technolas Perfect Vision Coöperatief U.A., Amstelveen, Netherlands, in the course of a capital increase in cash amounting to EUR 19,993,543.76. On 31 December 2010, EUR 19,600,000.00 was paid in. The difference of EUR 19,584,263.00 paid relative to the nominal amount was recognized as a share premium in the capital reserves. The outstanding contribution as of 31 December 2010 of EUR 393,543.76 was paid in 2011. We refer to our comments in Note 1.

Capital reserves

EUR
1 January 2011	94,596,047.35

Collection of outstanding additional capital from the capital increase in cash of 21 October 2010	393,543.76

31 December 2011	94,989,591.11

31 December 2012	94,989,591.11

Accumulated deficit

EUR
1 January 2011	-59,113,117.02
Loss for the period	-1,037,930.58

31 December 2011	-60,151,047.60
Loss for the period	-35,351,090.28

31 December 2012	-95,502,137.88

Currency translation reserve

EUR
1 January 2011	-87,467.08
Other comprehensive income 2011 from exchange differences on translation of foreign operations	310,473.05

31 December 2011	223,005.97

Other comprehensive income 2012 from exchange differences on translation of foreign operations	-256,564.85

31 December 2012	-33,558.88

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

The currency translation reserve recognizes differences from the translation of foreign subsidiaries’ financial statements. We refer to our explanations regarding foreign currency translation under Note 2.3.2.

19.    Interest-bearing liabilities

	Effective interest rate	Maturity	2012	2011
			EUR	EUR
Interest-bearing non-current liabilities
Bausch & Lomb buyer loan (related party)	floating	2013	0.00	20,620,033.97

Total non-current			0.00	20,620,033.97

Interest-bearing current liabilities
Bausch & Lomb, laser financing	floating	2013	40,488,591.73	20,152,864.04
Bausch & Lomb, buyer loan	floating	2013	22,094,101.73	0.00
20/10 Perfect Vision AG, silent participation	9.10%	2013	1,019,097.64	1,011,428.42
Triangle	5.00%	2013	96,874.61	95,832.95

Total due to related parties			63,698,665.71	21,260,125.41
Goldzack	5.00%	2013	191,667.05	183,333.70

Total interest-bearing current liabilities			63,890,332.77	21,443,459.11

Interest-bearing liabilities to related parties
Bausch & Lomb (Note 24)			62,582,693.46	40,772,898.01
20/10 Perfect Vision AG (Note 24)			1,019,097.64	1,011,428.42
Triangle (Note 24)			96,874.61	95,832.95

			63,698,665.71	41,880,159.38

Bausch & Lomb Incorporated, Rochester, New York, USA

The shareholder loans from Bausch & Lomb were issued in connection with the option dated 1 June 2011, supplemented on 20 June 2011. These financing agreements consist of a buyer loan of EUR 20,000,000 (nominal amount) and laser financing totaling EUR 40,000,000 (nominal amount). No transaction costs were incurred.

Buyer loan

The buyer loan of EUR 20,000,000 was granted on 18 August 2011. It serves to finance the research, design, regulatory, marketing and clinical work for the production of femtolaser cataract technology. The loan, which was extended without any special collateral, is ranked below the other shareholder loans granted to the Company.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

It matures on 30 June 2013. The loan is at market rates and bears floating interest at the one-month EURIBOR plus 700 base points for the respective interest period. Interest is measured in monthly periods. The first interest period is the period from the first day of the loan to the last day of the respective calendar month. Interest falls due on 31 December of the respective calendar year, or, at the request of the borrower, is added immediately to the principal of the loan and not paid to the lender. The interest rate is based on a year of 365 days (or 366 days in a leap year) and the actual number of days since issue, including the first day of the loan but not including the date on which it is paid.

Laser financing

This loan consists of two tranches totaling EUR 40,000,000 granted to the Company to finance the production of a total of 100 co-promotion units (lasers). The first tranche of EUR 20,000,000 was paid out on 31 December 2011. The second tranche of EUR 20,000,000 was paid out in 2012. EUR 400,000 was repaid in 2012. The loan is interest free until 31 December 2012. After this date the loan bears interest at the one-month EURIBOR plus 700 base points for each monthly interest period. Interest is payable in arrears on the last bank day of the respective calendar month.

In 2012 the originally agreed repayments schedule, which provided for a repayment of EUR 400,000 for each laser sold, was amended. A respite on repayments was granted until 31 January 2013. The change in the repayments structure was considered when measuring the effective interest rate. We refer to our comments in Note 2.2 and 3.2.

Senior collateral assignment of intellectual property rights (Note 13), property, plant and equipment (Note 12) and finished goods (Note 15) all serve as collateral.

20/10 Perfect Vision AG, Heidelberg, Germany

In the course of the spin-off of the assets and liabilities of 20/10 Perfect Vision AG into the Company, all assets and liabilities including all rights and obligations were transferred, with the exception of the liabilities in connection with the silent participations.

The Company released 20/10 Perfect Vision AG from the obligations of EUR 1,000,000 relating to the silent participation of tbg Technologie-Beteiligungsgesellschaft mbH of Deutschen Ausgleichsbank, Bonn, dating from 2002. The obligations result from servicing the interest, the payment of final compensation and the repayment of contributions. These obligations consisting of the repayment of the contribution, the six-monthly nominal interest payments of 8% on the contribution as well as final compensation of 60% on the contribution, less any profit distributions already made, are now therefore carried by the Company towards 20/10 Perfect Vision AG. No profit distributions have been paid out for this contribution to date. The obligation towards 20/10 Perfect Vision AG was entered into without providing any special collateral.

On 27 December 2011 a supplement to the agreement on a silent participation was agreed on by which the silent participation of EUR 1,000,000 will be repaid on 31 December 2012. The final compensation of EUR 600,000 was already paid on 28 December 2011. On 27 December 2012 the repayment was delayed until the closing conditions were met. However, a final deadline of 30 June 2013 was set.

Profit participations from 2003

The amount concerns the deferred profit participation from 2003 amounting to EUR 188,551.63 from the silent participation of Mittelständische Beteiligungsgesellschaft Baden-Württemberg GmbH including accumulated

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012 interest of 13% p.a. incurred since 1 January 2004. Mittelständische Beteiligungsgesellschaft Baden-Württemberg GmbH waived part of the interest payment in 2010. The residual liability of EUR 98,348.76 was paid on 6 April 2011.

Loans of Triangle Erste Generation VC Investitionen GmbH & Co. KG, St. Leon-Rot, Germany

Interest of 5% p.a. is charged on this loan of EUR 83,333 which dates from 1999. Interest is paid subsequently on 31 December of each year. Interest liabilities from 2009 to 2012 were not settled by a payment but accrued to the principal of the loan. The lender and the borrower can demand complete repayment of the loans after the silent participation of tbg Technologie-Beteiligungsgesellschaft mbH der Deutschen Ausgleichsbank, Bonn has been repaid in full (see our comments above on the agreement governing repayment of the obligations from the silent participation). The loans are subordinated to the Company’s current and future creditors. No special collateral has been provided.

Goldzack AG, Mettmann, Germany

Interest of 5% p.a. is charged on this loan of EUR 166,667.00 which also dates from 1999. Interest is paid subsequently on 31 December of each year. Interest liabilities from 2012 were not settled by a payment but accrued to the principal of the loan. The lender and the borrower can demand complete repayment of the loans after the silent participation of tbg Technologie-Beteiligungsgesellschaft mbH der Deutschen Ausgleichsbank, Bonn has been repaid in full (see our comments above on the agreement governing repayment of the obligations from the silent participation). The loans are subordinated to the Company’s current and future creditors. No special collateral has been provided.

20.    Share-based payments

EUR
1. January 2011	31,318,729.30
Change (Note 11)	-23,297,201.00

31. December 2011	8,021,528.30
Change (Note 11)	-94,208.30

31. December 2012	7,927,320.00

The Group issued an employee stock option program on 1 January 2009. The program totals 12,000,000 stock options at a nominal amount of EUR 0.001 each. Of this, a total of 6,933,333 stock options were outstanding as of 31 December 2012 (2011: 6,833,333). The stock option program grants what is referred to as share appreciation rights that can generally be settled in cash. Settlement in the form of equity shares is only possible in very limited exceptional cases.

Participants in the program have to wait until the stock options have vested. Of the issued share appreciation rights, 50% vest after a period of three years (time component) or when an exit event occurs, if earlier. Up to an additional 50% are allocated if certain business metrics are reached by the time of exit (performance component).

Exercising the option and transferring the shares as of closing date 25 January 2013 constitutes an exit under the terms of the employee stock option program (see our comments under Note 1 on the share option agreement).

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Apart from the stock option program, a special management bonus was granted effective as of 1 January 2009. This takes the form of a share appreciation right. The special management bonus is paid out if the increase in the value of the Company during operations increases and is realized in the course of a transaction involving the partial or complete sale of the company. The amount of the special management bonus is based on the amount of the business value realized.

The fair value of the appreciation rights and the special management bonus is depending on the purchase price for the shares transferred at closing dates and an increase of the purchase price triggered by the reach of additional sales milestones (2015 to 2017). The fair value was measured as of the reporting date taking into account the terms and conditions at which the instruments were granted and the current likelihood of achieving the specified sales milestones. For all scenarios the expected average value has been calculated as a net present value. As of 31 December 2012, the employee stock options had a fair value of EUR 3,153,310.00 (2011: EUR 1,999,974.32) and the special management bonus a fair value of EUR 4,774,010.00 (2011: EUR 6,021,553.98).

With respect to the time component, the employee stock options vest on 1 January 2009 at the earliest, through to 31 December 2012. With respect to the performance component is depending on the final purchase price of the transferred shares and thus on the reach of the mentioned sales milestones. The special management bonus vests over a period of two years from 1 January 2009 to 31 December 2010.

The income recognized in the fiscal year comes to EUR 94,208.30 (2011: EUR 23,297,201.00) (Note 11).

The number of outstanding options developed as follows in the fiscal year:

	2012	2011
Outstanding at the beginning of the period	6,833,333	4,220,000
Granted during the year	100,000	2,900,000
Expired during the year	0	-286,667

Outstanding at the end of the period	6,933,333	6,833,333

Exercisable at the end of the period	0	0

The exercise price of the options is EUR 0.00.

The following input parameters were used to value the options and the management bonus as of 31 December:

	2012	2011
Anticipated residual term of appreciation rights [years]	5	7
Risk-free interest rate [%]	n/a	2.058
WACC [%]	12.4	n/a
Expected volatility [%]	n/a	58.88
Nominal amount of capital stock [EUR]	0.116	0.116
Nominal amount of appreciation rights [EUR]	0.0068	0.0068
Expected employee turnover [%]	0	5.00
Cost in the event of exit [%]	0	1.00
Likelihood of an exit within one year [%]	100	95.00
Likelihood of an exit within the next six years [%]	n/a	5.00

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

The business value was calculated taking the terms of the share option agreement with Bausch & Lomb into account.

In prior years, in particular, the underlying business value, the employee turnover and the probability of an exit event as well as the volatility have a significant effect on the value of options. The volatility was determined based on the historical prices for the past five years of a peer group of listed companies. The average historical volatility stood 2011: 58.88%. Sensitivity analyses were conducted to examine in greater detail the model’s sensitivity to changes in the parameters. To this end, input parameters are adjusted individually while maintaining all other input parameters constant. Plausible assumptions were made for the parameter adjustments. The sensitivity analysis indicates that both the employee stock option program and the special management bonus are especially sensitive to changes in the volatility, the business value, the employee turnover, and the likelihood of exit. The high difference in volatility is also due to the fact that the standard deviation (SD) of the peer group is very high at roughly 31% for 2011.

The results of the sensitivity analysis are as follows:

	Change in parameter	ESOP change (%)	Change in management bonuses (%)
2011
Volatility	+/-1 SD	+12.87/ -7.79	+20.28/-12.38
Business value	+/-5%	+12.80 /-11.66	+14.48 /-13.96
Employee turnover	+/-5%	-0.28 /+0.28	-0.27 /+0.26
Probability of an exit event	+/-5%	-10.12 /+4.96	-14.99 /+4.49

Due to the exercise of the option in 2012 and the closing as at 25 January 2013 for the current year’s measurement an estimation of the volatility was not necessary. The fair value is mainly sensitive to the reach of the sales milestones and the applied discount rate (WACC) to calculate the net present value of the expected values. The sensitivity analysis was performed by varying the probability of sales milestone and discount rate. The fair value would decrease by 11.2% if no sales milestone would be reached. A variation of the discount rate by 20% would decrease the fair value of the stock option by 1.09% or increase by 1.21% respectively.

If the probability of all sales milestones would be increased (decreased) by 5% the fair value of the stock options would also increase (decrease) by 5.65%.

The fair value of the special management bonus would be diminished by 10.55% if no sales milestone would be reached. A variation of the discount rate by 20% would decrease the fair value of the special management bonus by 1.05% or increase by 1.17% respectively. If the probability of all sales milestones would be increased (decreased) by 5% the fair value of the special management bonus would also increase (decrease) by 6.26%.

21.    Pensions

The Group has a defined benefit plan for selected employees of Technolas Perfect Vision GmbH, Munich. The pension plan consists of the pension plan of Storz Instrument GmbH dated 1 September 1994 and a pension commitment to an executive manager. These benefits are not funded externally. Pension insurance has been taken

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012 out to cover the Storz pension plan which funds the benefits and the Company has suspended contribution payments. As of 31 December 2012, the Storz pension plan provides cover for 6 active and 7 vested retired employees. The pension obligations towards the executive manager are covered by pension insurance which has been assigned to the executive manager to secure his claims.

The following tables summarize the components of net benefit expense recognized in the statement of operations and amounts recognized in the statement of financial position for the respective plans:

	2012	2011
	EUR	EUR
Net benefit expense
Current service cost (Note 11)	-19,478.00	-18,078.00
Interest expenses (Note 8)	-34,251.00	-32,905.00

Net benefit expense	-53,729.00	-50,983.00

Defined benefit obligations
Present value of the defined benefit obligation	792,036.00	666,874.00
Unrecognized actuarial losses	-106,445.00	-5,843.00

	685,591.00	661,031.00

Changes in the present value of the defined benefit obligation	EUR
Defined benefit obligation at 1 January 2011	641,244.00
Interest expenses (Note 8)	32,905.00
Current service cost (Note 11)	18,078.00
Benefits paid	-29,169.00
Actuarial losses	3,816.00

Defined benefit obligation as of 31 December 2011	666,874.00
Interest expenses (Note 8)	34,251.00
Current service cost (Note 11)	19,478.00
Benefits paid	-29,169.00
Actuarial losses	100,602.00

Defined benefit obligation as of 31 December 2012	792,036.00

The principal assumptions used in determining pension obligations from the benefit plans are shown below:

	2012	2011
Basic assumptions
Discount rate (used in determining the present value of the defined benefit obligation)	4.25%	5.25%
Discount rate (used in determining the service cost)	5.25%	5.25%
Future salary increases	3.00%	3.00%
Future pension increases	2.00%	2.00%
Inflation	2.00%	2.00%

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

The Group expects payments into the defined benefit plan for 2013 of EUR 28,937.00 (2011: EUR 28,954.00). The experience adjustments to plan liabilities amount to around 2% of the present value of the defined benefit obligation as of 31 December 2012 (2011: around 1%).

22.    Provisions

The following table presents the development and composition of the provisions item in the statement of financial position:

	Warranty	Restruc- turing	Potential losses	Other	Total
	EUR	EUR	EUR	EUR	EUR
1 January 2011	2,453,486.23	387,364.48	181,992.73	0.00	3,022,843.44
Added	1,554,648.66	0.00	487,832.07	43,241.76	2,085,722.49
Utilized	-1,601,025.89	-142,881.86	-21,628.02	0.00	-1,765,535.77
Unused amounts reversed (Note 5)	-580,344.00	0.00	0.00	0.00	-580,344.00
Exchange adjustment	35,615.58	0.00	39,637.40	3,268.79	78,521.77

31 December 2011	1,862,380.58	244,482.62	687,834.18	46,510.55	2,841,207.93
of which current	1,862,380.58	244,482.62	687,834.18	0.00	2,794,697.38
of which non-current	0.00	0.00	0.00	46,510.55	46,510.55
Added	912,056.91	0.00	150,797.50	0.00	1,062,854.41
Utilized	-1,041,118.26	-244,482.62	-27,777.45	0.00	-1,313,378.33
Unused amounts reversed (Note 5)	-492,324.62	0.00	-57,732.63	0.00	-550,057.25
Exchange adjustment	-15,925.24	0.00	-17,294.06	-898.91	-34,118.21

31 December 2012	1,225,069.37	0.00	735,827.54	45,611.64	2,006,508.55
of which current	1,225,069.37	0.00	735,827.54	0.00	1,960,896.91
of which non-current	0.00	0.00	0.00	45,611.64	45,611.64

Restructuring

The provision for restructuring as of 31 December 2009 was discontinued as planned in 2010. A new restructuring program for the closure of a location in Germany was started in 2010. As of 31 December 2011, a provision still exists for potential losses from rental obligations on properties no longer used.

Warranties

A provision is recognized for expected warranty claims on products sold during the last year, based on past experience of the level of repairs and returns and a general warranty period of one year. It is expected that the provision will be utilized within the next year.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Potential losses

The provision for potential losses relates to potential losses from service agreements of the subsidiary in Singapore.

23.    Trade payables

	2012	2011
	EUR	EUR
Vendor invoices
due to third parties	7,555,939.14	7,081,407.07
due to related parties	2,875,801.15	866,428.50

	10,431,740.29	7,947,835.57
Outstanding invoices
due to third parties	4,898,611.31	4,064,366.38
due to related parties	50,415.13	703,332.26

	4,949,026.44	4,767,698.64

	15,380,766.73	12,715,534.21

Trade payables
due to third parties	12,454,550.45	11,145,773.45
due to related parties (Note 24)	2,926,216.28	1,569,760.76

	15,380,766.73	12,715,534.21

Trade and other payables are not subject to interest and usually have a maturity of between one and three months.

24.    Related party disclosures

The consolidated financial statements include the financial statements of Technolas Perfect Vision GmbH, Munich and the wholly owned subsidiaries Technolas Perfect Vision, Inc., Dover, Delaware, USA, Technolas Singapore Pte. Ltd., Singapore and Technolas Hong Kong Limited, Hong Kong.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

The following tables present the transactions as well as outstanding trade receivables from and payables to related parties and key management personnel:

	Revenue	Cost of sales	Other operating income (Note 5)	Operating expenses	Receivables (Note 16)	Liabilities
	EUR	EUR	EUR	EUR	EUR	EUR
2012
Bausch & Lomb	1,727,401.01	-1,466,079.17	682,924.06	-2,933,544.29	560,730.26	2,870,962.16
20/10 Perfect Vision AG	16,915.83	0.00	0.00	-200,000.00	22,182.94	136,799.97
Technolas Perfect Vision Coöperatief U.A.	0.00	0.00	0.00	-76,264.63	0.00	26,173.25
Key management personnel	64,000.52	0.00	2,210.81	-475,445.94	3,948.33	81,890.35
Other	0.00	-47,000.00	0.00	-123,990.81	0.00	30,660.00

	1,808,317.36	-1,513,079.17	685,134.87	-3,809,245.67	586,861.53	3,146,485.73

2011
Bausch & Lomb	437,182.78	-523,912.34	352,625.88	-1,895,984.91	294,498.35	1,551,960.79
20/10 Perfect Vision AG	0.00	0.00	0.00	0.00	22,182.94	17,799.97
Technolas Perfect Vision Coöperatief U.A.	0.00	0.00	0.00	-118,502.53	0.00	0.00
Key management personnel	41,227.24	-17,115,62	0.00	-344,831.31	0.00	0.00
Other	0.00	-61,838.01	0.00	-50,351.99	0.00	0.00

	478,410.02	-602,865.97	352,625.88	-2,409,670.74	316,681.29	1,569,760.76

The following table presents interest expenses and outstanding interest-bearing liabilities to related parties:

2012	Interest expenses (Note 8)	Interest income (Note 7)	Other financial assets (Note 14)	Interest-bearing liabilities (Note 19)
	EUR	EUR	EUR	EUR
Bausch & Lomb	-2,209,795.46	0.00	0.00	62,582,693.46
20/10 Perfect Vision AG	-87,669.22	95,464.51	1,598,324.78	1,019,097.64
Triangle Erste Generation VC Investitionen GmbH & Co. KG	-4,166.65	0.00	0.00	96,874.61

	-2,301,631.33	95,464.51	1,598,324.78	63,698,665.71

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

2011	Interest expenses (Note 8)	Interest income (Note 7)	Other financial assets (Note 14)	Interest-bearing liabilities (Note 19)
	EUR	EUR	EUR	EUR
Bausch & Lomb	-772,898.01	0.00	0.00	40,772,898.01
20/10 Perfect Vision AG	-245,964.23	2,860.27	302,860.27	1,011,428.42
Triangle Erste Generation VC Investitionen GmbH & Co. KG	-4,166.65	0.00	0.00	95,832.95

	-1,023,028.89	2,860.27	302,860.27	41,880,159.38

The ultimate parent

Until 25 January 2013, 20/10 Perfect Vision AG, Heidelberg, directly or indirectly held 43.5% of the shares in Technolas Perfect Vision GmbH, Munich, as in the prior year. The Bausch & Lomb acquired the remaining shares of the other shareholders on 25 January 2013. Since this date, Bausch & Lomb Luxembourg S.a.r.l., Luxembourg and Bausch & Lomb Incorporated, Rochester, New York, USA, are the sole shareholders of Technolas Perfect Vision GmbH. We refer to our comments in Note 1.

The Group has committed to releasing 20/10 Perfect Vision AG, Heidelberg from its obligations towards tbg Technologie-Beteiligungsgesellschaft mbH of Deutsche Ausgleichsbank, Bonn, under the silent participations. We also refer to our comments in Note 19. In fiscal year 2011, a loan of EUR 300,000 was extended to 20/10 Perfect Vision AG, Heidelberg. This short-term loan bears interest of 6% p.a. and was issued without any special collateral. Interest income is being accrued until the principal is repaid. In the course of the Bausch & Lomb acquiring all the shares, the loan, including all accumulated and unpaid interest, was assumed by Bausch & Lomb Luxembourg S.a.r.l., Luxembourg, on 25 January 2013 and repaid on the same day (we refer to our comments in Note 1).

A further loan of EUR 1,000,000 was granted to 20/10 Perfect Vision AG, Heidelberg in 2012. This short-term loan bears interest of 8% p.a. and was issued without any special collateral. The interest is due in arrears on 31 March and 30 September. On 8 February 2013, the loan was offset against the obligations towards the silent partner, which is repaid directly by 20/10 Perfect Vision AG, by exercising a right of offset (see above).

Bausch & Lomb directly or indirectly held 53.9% of the shares in Technolas Perfect Vision GmbH, Munich (2011: 53.9%) until 25 January 2013. Since 25 January 2013, the Bausch & Lomb holds all the shares in the Company. The most significant operating activities of Bausch & Lomb include the delivery of products, rental of office buildings and marketing services for products. As of 31 December 2012, the loan liabilities towards the shareholder, Bausch & Lomb and its subsidiaries total EUR 62,582,693.46 (2011: EUR 40,772,898.01). We also refer to our comments in Note 19.

Until 25 January 2013, Technolas Perfect Vision Coöperatief U.A., Amsterdam was a shareholder of Technolas Perfect Vision GmbH, Munich. The shareholders of Technolas Perfect Vision Coöperatief U.A., Amsterdam are Bausch & Lomb Incorporated, Rochester and 20/10 Perfect Vision AG, Heidelberg, each of which holds a 50% share. Technolas Perfect Vision GmbH assumes the general administrative expenses of Technolas Perfect Vision Coöperatief U.A.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Transactions with key management personnel

The Group purchased consulting services amounting to EUR 473,235.13 (2011: EUR 361,946.93) from non-executive members of the advisory board at terms equivalent to those that prevail in arm’s length transactions. Transactions amounting to EUR 64,000.52 (2011: EUR 41,227.24) were conducted with non-executive members of the advisory board at terms equivalent to those that prevail in arm’s length transactions.

Other

The Group received consulting services for product management and development services amounting to EUR 170,990.81 (2011: EUR 112,190.00) from the son of one of the key management personnel of the Group and a company controlled by this person at terms equivalent to those that prevail in arm’s length transactions. As of 31 December 2012, the Group has an interest-bearing liability due to a shareholder of 20/10 Perfect Vision AG, Triangle Erste Generation VC Investitionen GmbH & Co. KG, St. Leon-Rot totaling EUR 96,874.61 (2011: EUR 95,832.95). We also refer to our comments in Note 19.

Key management personnel

Key management personnel are executive managers and non-executive members of the advisory board.

Executive managers are/were:

Dr. Kristian Hohla, Munich, Germany, Chief Executive Officer
Dr. Frieder Loesel, Mannheim, Germany, Chief Strategy Officer
York Rühle, Munich, Germany, Chief Financial Officer (since 2 April 2012)
Rupert Veith, Pfarrkirchen, Germany, Chief Commercial Officer
Ralf Mulfur, Darmstadt, Germany, Chief Financial Officer (until 2 April 2012)
Dr. Holger Schlueter, Munich, Germany, Chief Operating Officer (until 30 July 2012)

Non-executive members of the advisory board are/were:

J. Andy Corley, Aliso Viejo, California, USA (chairman since 17 November 2011)
Helmut Krüger, Frankfurt am Main, Germany (deputy chairman since 17 November 2011)
Klaas de Boer, London, UK
Stephen Brown, Aliso Viejo, California, USA (since 6 April 2011)
Staffan Lindstrand, Stockholm, Sweden
Brent L. Saunders, Rochester, USA (since 16 December 2011)
Dr. Stephen Slade, Houston, Texas, USA
Robert E. Grant, Laguna Beach, USA (from 17 August 2010 until 16 December 2011)

On 25 January 2013 Messers, Corley, Krüger, de Boer, Lindstrand and Slade retired from the advisory board. Mr. Saunders stepped down on 26 January 2013 and was replaced by Mr. John R. Barr. On the same day Mr. Brian J. Haaris, Mr. John F. LaFave and Mr. Robert D. Bailey were appointed to the advisory board and Mr. John R. Barr was nominated as chairman of the advisory board.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Compensation of key management personnel of the Group

	2012	2011
	EUR	EUR
Short-term employee benefits	-987,041.40	-1,267,095.52
Post-employment benefits (pension obligations)	-29,169.12	-29,169.12
Severance payments	-200,000.00	0.00
Share-based payment transactions	461,444.79	21,699,604.89

Total compensation paid to key management personnel	-754,765.73	20,403,340.27

Income in connection with share-based payments of EUR 461,444.79 (2011: income of EUR 21,699,604.89) contain a special management bonus and expenses under the employee and advisory board stock option program, both of which are based on the change in value of the Group. The non-executive members of the advisory board do not receive pension entitlements from the Group.

Employee and advisory board stock option program:

	Expiry date	Exercise price	2012	2011
		EUR	No. outstanding	No. outstanding
2009	31 Dec 2018	0.00	450,000	1,550,000
2010	31 Dec 2018	0.00	300,000	350,000
2011	31 Dec 2018	0.00	2,900,000	2,900,000
2012	31 Dec 2018	0.00	0.00	0.00

			3,650,000	4,800,000

In 2009 and 2010, executive managers in key positions were granted a total of 1,900,000 options under the employee stock option program. In 2011 2,900,000 options were granted to non-executive members of the advisory board within the framework of the advisory board stock option program. With respect to the time component, the stock options issued in 2009 and 2010 vest over the period ending on 31 December 2011. With respect to the time component, the stock options issued in 2011 vest over the period ending on 31 December 2012. The number of options issued to persons in key management personnel fell in 2012 owing to new placements and departures of executive managers. For additional information on the share-based payments, including the performance components, we refer to Note 20.

Terms and conditions of transactions with related parties

Sales to and purchases from related parties are made at arm’s length terms. Trade receivables and payables outstanding at the year-end are unsecured and interest free. The interest-bearing liabilities to related parties are not secured, with the exception of the laser financing provided by the shareholder Bausch & Lomb. The laser financing with a nominal value of EUR 40,000,000 (2011: EUR 20,000,000) is secured by a collateral assignment of the lasers produced under the arrangement and also intangible assets. The laser financing is interest-free to some extent. Taking into account the agreed interest rate after the interest-free period, the interest payments for the entire term of the loan can be deemed at arm’s length. The Group did not record any impairment of receivables from related parties in the reporting year. There have been no guarantees provided or received for any related party receivables or payables.

On average the Group had 313 employees during the fiscal year 2012 (2011: 289).

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

25.    Commitments and contingencies

Operating lease commitments – Group as lessee

The Group has other financial liabilities from rent and lease agreements for buildings and furniture and fixtures. The contracts have remaining terms of one to six years and some contain renewal and purchase options and escalation clauses, which do not, however, affect the classification of the leases as operating leases.

Future minimum rent and lease payments under non-cancellable operating leases amount to:

	2012	2011
	EUR	EUR
Within one year	2,331,633.61	2,396,697.68
After one year but not more than five years	5,358,663.41	4,823,728.70
More than five years	1,000,008.00	2,000,701.44

	8,690,305.02	9,221,127.82

Minimum operating lease commitments – Group as lessor

Leases where the Group does not transfer substantially all the risks and rewards incidental to ownership of the asset are classified as operating leases. These non-cancellable leases have remaining terms of between one and two years.

Property, plant and equipment contain leased assets with future minimum lease payments from non-cancellable operating leases with the following terms:

	2012	2011
	EUR	EUR
Within one year	122,067.27	158,950.46
After one year but not more than five years	12,884.64	157,319.73

	134,951.91	316,270.19

Minimum finance lease commitments – Group as lessor

Leases where the Group transfers substantially all the risks and rewards incidental to ownership of the asset to the lessee are classified as finance leases. These non-cancellable leases have remaining terms of between one and two years.

Future minimum lease payments under finance leases are reconciled to their present value below:

	2012		2011
	Payment	Present value	Payment	Present value
	EUR	EUR	EUR	EUR
Within one year	478,832.61	439,795.44	1,079,800.75	950,798.22
Between 1 and 5 years	83,486.20	82,661.71	508,579.10	495,639.31

Total minimum lease payments	562,318.81	522,457.15	1,588,379.85	1,446,437.53
Less amounts representing finance charges	-39,861.66		-141,942.32

Present value of minimum lease payments	522,457.15	522,457.15	1,446,437.53	1,446,437.53

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

As of 31 December 2012, the Group had fixed purchase commitments for materials supplies amounting to EUR 8,895,832.27 (2011: EUR 21,309,262.29). An amount of EUR 8,819,932.27 (2011: EUR 21,081,562.29) thereof falls due within one year and EUR 75,900.00 (2011: EUR 227,700.00) falls due between two and five years.

26.    Financial risk management objectives and policies

Principles of risk management

The Group’s principal financial instruments comprise interest-bearing liabilities and trade payables. They serve to raise finances for the Group’s operations. The Group’s financial assets include trade receivables, lease receivables and cash and short-term deposits (cash and cash equivalents).

The Group is mainly exposed to market risk, credit risk and liquidity risk. Market risk comprises interest rate, currency and other price risks.

Group management sets out the policies for risk management and monitors compliance with these policies. Financial risks are identified, measured and managed in accordance with the Group’s risk appetite. Risk management is monitored by the advisory board.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There is generally an interest rate risk with long-term floating-rate financial receivables and liabilities. There is an interest rate risk with regard to the floating rates for financial liabilities denominated in Euro to the shareholder, Bausch & Lomb Incorporated, Rochester, New York, USA, that have been in place since 2011. The sensitivity of earnings before tax to interest rates amounts to approximately EUR 311,000 (2011: approximately EUR 198,000) for each change of 50 base points in the floating rate as of 31 December 2012. The assumed movement in base points for the interest rate sensitivity analysis is based on the currently observable market environment.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is monitored by management and limited using natural hedges to the extent that the risks affect the Group’s future cash flows. The Group does not use any derivative hedging instruments at present.

The Group was not exposed to any material foreign currency risks in investing activities in the reporting period.

The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating and financing activities (when revenue and/or expense are denominated in a currency other than the respective group entity’s functional currency).

The foreign currency risk from operating activities is limited by the group entities carrying out most of their transactions in their functional currencies and by setting certain thresholds for foreign currency risk items. The foreign currency risk item is calculated as the balance of trade receivables and trade payables that are not in the functional currency of the respective group entity. As in 2011, the open item was under the limit set as of 31 December 2012.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

The financial currency risk relates mainly to cash and cash equivalents and lease receivables.

As of 31 December 2012, there are risks of changes in foreign exchange rates between the Euro and the US dollar as well as the pound sterling. There is also a risk of changes in foreign exchange rates between the US dollar and the Singapore dollar.

The following sensitivity analysis is based on a 20% (2011: 20%) change in the Euro (or – in the case of the US dollar/Singapore dollar risk – on a change in the US dollar against the Singapore dollar). These sensitivities correspond to the reasonably possible change in exchange rates. The effects of the changes relate to the profit/loss before tax.

Currency	2012		2011
	Appreciation	Depreciation	Appreciation	Depreciation
	EUR	EUR	EUR	EUR
US dollar	-1,316,905.42	1,316,905.42	132,466.06	-132,466.06
Pound sterling	136,809.88	-136,809.88	166,298,32	-166,298,32
Singapore dollar	59,527.08	-59,527.08	58,781.94	-58,781.94
Other	181,012.17	-181,012.17	65,768.19	-65,768.19

	-939,556.29	939,556.29	423,314.51	-423,314.51

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables and lease receivables). There is also a default risk for cash and cash equivalents.

Trade receivables and lease receivables stem from the Group’s sales activities. The default risk is limited by means of specified customer credit limits, compliance of which is monitored constantly. The default risk is also limited by the retention of title to deliveries. The age structure of the receivables is monitored on an ongoing basis. Allowances are recorded that are calculated individually for major customers and otherwise on a lump-sum basis. The maximum default risk corresponds to the carrying amount of the trade receivables (Note 16) and of lease receivables (Note 14). There is no notable concentration of credit risk, as the customer base is diverse and there is no correlation.

The default risk for cash and cash equivalents is that banks can no longer meet their obligations. The maximum risk item for cash and cash equivalents corresponds to the carrying amounts of these financial assets at the end of the respective reporting period (Note 17). The default risk is limited by holding deposits at different banks and only using banks with good credit ratings.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group relies on external debt and equity finance to finance its operating activities and capital expenditure. At present, this finance is provided by the shareholder. The Group controls the liquidity risk by means of ongoing planning and monitoring of liquidity. We refer to our comments on the ability of the Company to continue as a going concern in Note 2.2 with regard to the risk of a possible repayment of the shareholder loans to Bausch & Lomb, which are short-term from a legal perspective. Further details on the Group’s financial liabilities are presented in Note 19, while explanations concerning equity financing are included in Note 18.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

The table below summarizes the maturity profile of the Group’s undiscounted financial liabilities.

	2012
	Less than 1 year	1 to 5 years	Total
	EUR	EUR	EUR
Interest-bearing liabilities	64,779,352.18	0.00	64,779,352.18
Trade payables	15,380,766.75	0.00	15,380,766.75

	80,160,118.93	0.00	80,160,118.93

	2011
	Less than 1 year	1 to 5 years	Total
	EUR	EUR	EUR
Interest-bearing liabilities	2,290,154.32	43,908,712.33	46,198,866.65
Trade payables	12,715,534.21	0.00	12,715,534.21

	15,005,688.53	43,908,712.33	58,914,400.86

Other price risks

The Technolas Perfect Vision Group is not exposed to material other price risks, which qualify as financial market risks.

Capital management

The primary objective of the Group’s capital management is to secure the continuation of the Group. The aim in particular is to have sufficient financial scope, taking into account an optimized structure in the statement of financial position, to realize the targeted growth. Capital management is constantly monitored on the basis of different financial ratios.

The basis for optimizing the Group’s capital structure is equity capitalization, which is thus an important control instrument for debt financing. Shareholder finance is allocated to equity in the capital management of the Group. According to management instruction, the adjusted equity ratio should lie between 30% and 60%. At 61.6% (2011: 68.2%) the equity ratio lies slightly above the capital management requirements.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

The Group monitors capital using a gearing ratio, which it defines as net debt divided by adjusted equity plus net debt. Net debt comprises current and non-current liabilities less cash and cash equivalents and shareholder financing.

	2012	2011
	EUR	EUR
Non-current liabilities	3,498,026.78	23,944,626.33
Current liabilities	97,767,845.52	52,198,455.14
Shareholder finance (Note 19)	-62,582,693.46	-40,772,898.01
Cash and short-term deposits	-6,452,702.84	-15,151,828.82

Net debt	32,324,684.30	20,218,354.64
Equity	-430,368.65	35,177,286.48
Shareholder finance	62,582,693.46	40,772,898.01

Adjusted equity	62,152,324.81	75,950,184.49

Equity and net debt	94,382,800.82	96,168,539.13
Gearing ratio	34.15%	21.02%

Similar to the change in the equity ratio, the change in the gearing ratio in 2012 was largely caused by the reduction in adjusted equity due to the net loss for the year. According to management targets, the gearing ratio should lie between 30% and 60%. The gearing ratio on 31 December 2012 was better than the capital management requirements.

The Group is not bound to specific capital requirements based on its articles of incorporation and bylaws or on external loan agreements.

Collateral

The Group has assigned the following assets as collateral:

	2012	2011
	EUR	EUR
Property, plant and equipment
Plant and equipment (Note 12)	8,131,594.00	8,312,033.14
Assets under construction (Note 12)	0.00	399,238.83

	8,131,594.00	8,711,271.97
Inventories
Finished goods (Note 15)	3,823,958.10	987,697.29
Intangible assets
Acquired technologies (Note 13)	2,473,458.33	2,695,791.67
Cash and short-term deposits (Note 17)	707,774.64	800,064.66
Other financial assets
Security deposits, non-current (Note 14)	290,894.05	271,920.71
Security deposits, current (Note 14)	55,540.10	55,540.10
Employer’s pension liability insurance policy (Note 14)	101,616.93	101,616.93

	448,051.08	429,077.74

Total collateral provided	15,584,836.15	13,623,903.33

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

The property, plant and equipment, intangible assets and inventories provided as collateral serve to secure the shareholder loan extended by Bausch & Lomb Incorporated, Rochester, New York, USA. The pension liability insurance secures the rights of beneficiaries. The remaining collateral has been provided to lessors of real estate as security deposits.

27.    Other disclosures on financial assets and financial liabilities

27.1    Fair value

All financial assets and financial liabilities are stated at amortized cost. Set out below is a comparison of the carrying amounts and fair value of all financial instruments that are carried in the consolidated financial statements by measurement category.

	Category in IAS 39	2012		2011
		Carrying amount/ Amortized cost	Fair value	Carrying amount/ Amortized cost	Fair value
		EUR	EUR	EUR	EUR
Financial assets
Trade receivables	LaR	10,590,143.87	10,590,143.87	11,875,223.94	11,875,223.94
Other financial assets	LaR	2,655,646.97	2,655,646.97	2,295,111.44	2,284,865.74
Cash and short-term deposits	LaR	6,452,702.84	6,452,702.84	15,151,828.82	15,151,828.82

Total		19,698,493.68	19,698,493.68	29,322,164.20	29,311,918.50

Financial liabilities
Interest-bearing liabilities	FLAC	63,890,332.77	63,890,332.77	42,063,493.08	42,063,493.08
Trade payables	FLAC	15,380,766.73	15,380,766.73	12,715,534.21	12,715,534.21

Total		79,271,099.50	79,271,099.50	54,779,027.29	54,779,027.29

Thereof combined by IAS 39 category:
Loans and receivables	LaR	19,698,493.68	19,698,493.68	29,322,164.20	29,322,164.20
Financial liabilities at amortized cost	FLAC	79,271,099.50	79,271,099.50	54,779,027.29	54,779,027.29

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•

The fair values of cash and short-term deposits, trade receivables, trade payables and short-term interest-bearing liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. Consequently they have been recognized at their carrying amount.

•

Other financial assets include lease receivables, loans and security deposits. The fair values were determined using the forecast cash flows and market interest as of the reporting date and very closely approximate their carrying amount. Consequently they have been recognized at their carrying amount.

•

Interest-bearing liabilities are all due in the short-term and are subject to floating interest rates with the exception of the loan of approximately EUR 289,000. The fair value of the interest-bearing current liabilities corresponds to their carrying amount. The fair values were determined using the forecast cash flows and market interest as of the reporting date.

As in prior years, the Group did not hold any financial instruments measured at fair value as at 31 December 2012.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

27.2    Net gains and losses by measurement category

Net gains and losses break down by measurement category as follows:

Net gain or loss 2012		from subsequent measurement
	from interest and fees	Currency translation	Impairment/ reversal of impairment	Net gain or loss
	EUR	EUR	EUR	EUR
Loans and receivables (LaR)
Other operating income (Note 5)	0.00	324,752.78	239,271.44	564,024.22
Other operating expenses (Note 6)	-127,367.69	-245,731.98	0.00	-373,099.67
Finance income (Note 7)	237,511.31	123,732.23	155,328.63	516,572.17
Finance cost (Note 8)	0.00	-176,163.71	-356,937.73	-533,101.44
Administrative expenses	0.00	0.00	-875,407.11	-875,407.11

	110,143.62	26,589.32	-837,744.77	-701,011.83
Financial liabilities at amortized cost (FLAC)
Other operating income (Note 5)	0.00	162,942.58	0.00	162,942.58
Other operating expenses (Note 6)	0.00	-529,186.35	0.00	-529,186.35
Finance cost (Note 8)	-2,317,697.26	0.00	0.00	-2,317,697.26

	-2,317,697.26	-366,243.77	0.00	-2,683,941.03

	-2,207,553.64	-339,654.45	-837,744.77	-3,384,952.86

Net gain or loss 2011		from subsequent measurement
	from interest and fees	Currency translation	Impairment/ reversal of impairment	Net gain or loss
	EUR	EUR	EUR	EUR
Loans and receivables (LaR)
Other operating income (Note 5)	0.00	1,037,704.20	52,500.00	1,090,204.20
Other operating expenses (Note 6)	-110,648.02	-1,230,679.29	0.00	-1,341,327.31
Finance income (Note 7)	247,374.92	159,018.74	30,174.89	436,568.55
Finance cost (Note 8)	0.00	-189,063.55	0.00	-189,063.55
Administrative expenses	0.00	0.00	-803,549.66	-803,549.66

	136,726.90	-223,019.90	-720,874.77	-807,167.77
Financial liabilities at amortized cost (FLAC)
Other operating income (Note 5)	0.00	468,738.95	0.00	468,738.95
Other operating expenses (Note 6)	0.00	-706,174.44	0.00	-706,174.44
Finance cost (Note 8)	-1,032,093.98	0.00	0.00	-1,032,093.98

	-1,032,093.98	-237,435.49	0.00	-1,269,529.47

	-895,367.08	-460,455.39	-720,874.77	-2,076,697.24

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

28.    Subsequent events

The Bausch & Lomb acquired the remaining shares from the other shareholders of Technolas Perfect Vision GmbH on 25 January 2013. We refer to our comments in Note 1.

On 25 and 26 January 2013, virtually all members of the advisory board stepped down and were replaced with new members. We refer to our comments in Note 24.

Upon a right of set-off being exercised on 8 February 2013, the obligation arising from the silent participation with tbg Technologie-Beteiligungsgesellschaft mbH of Deutsche Ausgleichsbank, Bonn, and taken over by 20/10 Perfect Vision AG (Note 19) was offset against the loan granted by 20/10 Perfect Vision AG (see Note 14).

Bausch & Lomb granted a loan of EUR 12.9 million in February and March 2013.

There were no other significant events after the reporting date.

29.    Reconciliation of equity and net loss for the period pursuant to IFRS to US GAAP

The following reconciliation shows the impact of the significant differences between IFRS and US GAAP on equity as of 31 December 2012 and 2011 and on the net loss for the years ended 31 December 2012 and 2011:

	2012	2011	Change 2012
	EUR	EUR	EUR
Equity in accordance with IFRS	-430,368.65	35,177,286.48
Share-based payments (Note 20)	7,927,320.00	8,021,528.30	-94,208.30
Other current and non-current assets and liabilities	-106,445.00	-395,318.85	288,873.85

Equity in accordance with US GAAP	7,390,506.35	42,803,495.93	194,665.55

Change in other components of equity			71,339.44

Change in net loss for the period			-266,004.99

	2012	2011
	EUR	EUR
Net loss in accordance with IFRS	-35,351,090.28	-1,037,930.58
Administrative expenses	94,208.30	-23,297,201.00
Deferred taxes	360,213.29	-395,318.85

Net loss in accordance with US GAAP	-35,085,085.29	-24,730,450.43

Share-based payments

The fair value of the appreciation rights and the special management bonus was measured as of the reporting date in accordance with IFRS, taking into account the terms and conditions at which the instruments were granted and the current likelihood of achieving the specified targets. In addition, the underlying business value, employee turnover and the probability of an exit event as well as the volatility have a significant effect on the value of share-based payments.

The recognition criteria for share-based payments are satisfied under IFRS, but not under US GAAP, as the share-based payment awards only vest upon an exit event. Under US GAAP, a liability would be recognized under US GAAP for such share-based payment awards when the exit event occurs.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Differences between the statement of financial position under IFRS and US GAAP without effect on profit or loss include the following with regard to share-based payments:

IFRS	31 Dec 2012	31 Dec 2011	2012
	EUR	EUR	EUR
Share-based payments, current	-7,075,990.00	-8,021,528.30	945,538.30
Share-based payments, non-current	-851,330.00	0.00	-851,330.00

	-7,927,320.00	-8,021,528.30	94,208.30

US GAAP	31 Dec 2012	31 Dec 2011	2012
	EUR	EUR	EUR
Share-based payments, current	0.00	0.00	0.00
Share-based payments, non-current	0.00	0.00	0.00

	0.00	0.00	0.00

Difference between IFRS and US GAAP	31 Dec 2012	31 Dec 2011	2012
	EUR	EUR	EUR
Share-based payments, current	-7,075,990.00	-8,021,528.30	945,538.30
Share-based payments, non-current	-851,330.00	0.00	-851,330.00

	-7,927,320.00	-8,021,528.30	94.208.30

The changes in reported share-based payments are recognized in the IFRSs statement of operation as administrative expenses.

Other current and non-current assets and liabilities

Other assets and liabilities in the condensed US GAAP statement of financial position include, by term to maturity, all items that are not listed separately under IFRSs. Differences between IFRSs and US GAAP relate to the presentation of deferred taxes. Deferred taxes are reported as current or non-current under US GAAP. Under IFRS, deferred taxes are always presented as non-current.

Under IFRS, pensions are treated using the corridor method. As a result, not all of the net present value of a defined benefit obligation is recognized in the statement of financial position. Under US GAAP the full net present value of the defined benefit obligation is presented in the statement of financial position. The difference of EUR 106,445.00 is presented in other comprehensive income after considering deferred taxes of EUR 35,105.56.

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Differences between the statement of financial position under IFRS and US GAAP without effect on profit or loss include the following with regard to other assets and liabilities:

IFRS	31 Dec 2012	31 Dec 2011	2012
	EUR	EUR	EUR
Other current assets	4,573,174.60	8,385,864.37	-3,812,689.77
Other non-current assets	1,857,577.92	2,153,772.67	-296,194.75
Other current liabilities	-11,420,756.02	-10,017,933.52	-1,402,822.50
Other non-current liabilities	-2,646,696.78	-3,324,592.36	677,895.57

	-7,636,700.29	-2,802,888.84	-4,833,811.45

US GAAP	31 Dec 2012	31 Dec 2011	2012
	EUR	EUR	EUR
Other current assets	5,675,582.07	9,320,131.87	-3,644,549.80
Other non-current assets	1,197,099.24	1,603,107.95	-406,008.71
Other current liabilities	-11,420,756.02	-10,017,933.52	-1,402,822.50
Other non-current liabilities	-3,195,070.58	-4,103,513.99	908,443.41

	-7,743,145.29	-3,198,207.69	-4,544,937.60

Difference between IFRS and US GAAP	31 Dec 2012	31 Dec 2011	2012
	EUR	EUR	EUR
Other current assets	1,102,407.47	-934,267.50	168,139.97
Other non-current assets	-660,478.67	550,664.72	-109,813.95
Other non-current liabilities	-548,373.80	778,921.63	230,547.83

	-106,445.00	395,318.85	-288,873.85

Other comprehensive loss			-71,339.44

			-360,213.29

Differences between IFRS and US GAAP in the statement of operations arise from the different treatment of share-based payments of EUR -94,208.30 (2011: EUR -23,297,201.00) and deferred taxes of EUR 360,213.29 (2011: EUR -395,318.85).

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

30.    Condensed consolidated statement of financial position and statement of operations pursuant to US GAAP

Condensed consolidated statement of financial position as of 31 December

	Note	2012	2011
		EUR	EUR
Assets
Current assets
Cash and short-term deposits	17	6,452,702.84	15,151,828.82
Trade receivables	16	10,590,143.87	11,875,223.94
Inventories		32,046,059.43	26,869,804.49
Other current assets		5,675,582.07	9,320,131.87

		54,764,488.21	63,216,989.12
Non-current assets
Goodwill	13	21,541,744.61	21,541,744.61
Intangible assets		10,226,432.41	11,911,243.68
Property, plant and equipment	12	13,547,667.98	13,430,885.37
Other non-current assets		1,197,099.24	1,603,107.95

		46,512,944.24	48,486,981.61

		101,277,432.45	111,703,970.73

Equity and liabilities
Current liabilities
Trade payables and other payables	23	15,380,766.73	12,715,534.21
Interest-bearing current liabilities	19	63,890,332.77	21,443,459.11
Other current liabilities		11,420,756.02	10,017,933.52

		90,691,855.52	44,176,926.84

Non-current liabilities
Interest-bearing non-current liabilities	19	0.00	20,620,033.97
Other non-current liabilities		3,195,070.58	4,103,513.99

		3,195,070.58	24,723,547.96

Total liabilities		93,886,926.10	68,900,474.80

Equity		7,390,506.35	42,803,495.93

		101,277,432.45	111,703,970.73

Technolas Perfect Vision Group

Consolidated Financial Statements for the year ended 31 December 2012

Consolidated statement of operations for the period from 1 January to 31 December

	Note	2012	2011
		EUR	EUR
Sale of goods		45,016,357.99	45,558,730.73
Rendering of services		13,857,123.64	14,815,364.77
Royalties		1,379,252.92	1,021,621.93

Revenue		60,252,734.55	61,395,717.43
Cost of sales		-46,872,010.75	-41,365,435.33

Gross profit		13,380,723.80	20,030,282.10
Selling expenses		-22,721,263.21	-21,870,572.84
Research and development costs		-12,675,690.10	-12,134,199.22
Administrative expenses		-10,941,909.74	-10,675,960.56
Other operating income	5	3,117,537.89	3,646,952.16
Other operating expenses	6	-2,080,660.64	-2,315,389.49

Operating loss		-31,921,262.00	-23,318,887.85
Finance income	7	516,572.17	436,568.55
Finance costs	8	-2,885,049.70	-1,254,062.53

Loss before tax		-34,289,739.53	-24,136,381.83
Income tax expense		-795,345.76	-594,068.60

Net loss for the period		-35,085,085.29	-24,730,450.43

Munich, 13 March 2013

/s/ Dr. Kristian Hohla

Until                      , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter, and with respect to their unsold allotments or subscriptions.

             Shares

Bausch & Lomb Holdings Incorporated

Common Stock

PROSPECTUS

J.P. Morgan

BofA Merrill Lynch

Citigroup

Barclays

Credit Suisse

Goldman, Sachs & Co.

Morgan Stanley

UBS Investment Bank

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses (except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee) payable by the registrant in connection with the distribution of our common stock:

SEC registration fee	$13,640
FINRA filing fee	15,500
Stock exchange listing fee		*
Printing and engraving expenses		*
Premium for Directors and Officers’ insurance		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$29,140

*	To be provided by amendment.

We will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our By-Laws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter. Our Certificate of Incorporation eliminates the potential personal monetary liability of our directors to the Company or its shareholders for breaches of their duties as directors except as otherwise required under the DGCL.

We have purchased insurance under a policy that insures both the company and its officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above.

Item 15.	Recent Sales of Unregistered Securities.

During the last three years, we made sales of the following securities which were not registered under the Securities Act.

(1) As of March 1, 2013, under our Management Stock Option Plan (“MSOP”), we had outstanding stock options to directors, officers and employees to purchase an aggregate of 14,134,254 shares of common stock with a weighted average exercise price of $23.37 per share and had issued 580,784 shares of common stock for an aggregate purchase price of $11,648,427 upon exercise of options awarded under the MSOP.

(2) As of March 1, 2013, employees and directors have purchased an aggregate of 1,048,451 shares of common stock for an aggregate purchase price of $30,503,294.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. None of these transactions involved any underwriters or public offerings.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth in beginning on page II-4 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: “Schedule I—Condensed Financial Information of the Registrant” is filed as part of this Registration Statement and is incorporated herein by reference.

Item 17.	Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York on March 22, 2013.

WP Prism Inc.

/S/ BRENT L. SAUNDERS
By: Brent L. Saunders
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each officer and director of WP Prism Inc. whose signature appears below constitutes and appoints Brent L. Saunders, Robert Bertolini, and A. Robert D. Bailey, and each of them to act without the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute and file any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ BRENT L. SAUNDERS Brent L. Saunders	Chief Executive Officer and Director (principal executive officer)	March 22, 2013

/S/ ROBERT BERTOLINI Robert Bertolini	President and Chief Financial Officer (principal financial and accounting officer)	March 22, 2013

/S/ FRED HASSAN Fred Hassan	Chairman and Director	March 22, 2013

/S/ SEAN D. CARNEY Sean D. Carney	Director	March 22, 2013

/S/ D. SCOTT MACKESY D. Scott Mackesy	Director	March 22, 2013

/S/ RICHARD F. WALLMAN Richard F. Wallman	Director	March 22, 2013

/S/ ELIZABETH H. WEATHERMAN Elizabeth H. Weatherman	Director	March 22, 2013

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Bausch & Lomb Holdings Incorporated.

3.2*	Amended and Restated By-Laws of Bausch & Lomb Holdings Incorporated.

4.1*	Form of Stock Certificate.

4.2*	Stockholders Agreement.

4.3*	Registration Rights Agreement.

4.4	Senior Notes Indenture, dated as of October 26, 2007, among Bausch & Lomb Incorporated, the Guarantors listed therein and U.S. Bank National Association, as Trustee.

4.5	Supplemental Indenture to Senior Notes Indenture, dated as of April 10, 2008.

4.6	Second Supplemental Indenture to Senior Notes Indenture, dated as of April 1, 2009.

4.7	Third Supplemental Indenture to Senior Notes Indenture, dated June 29, 2012.

5.1*	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

10.1	Credit Agreement, dated as of May 18, 2012, among Bausch & Lomb Incorporated, as Parent Borrower, Bausch & Lomb B.V., as Dutch Subsidiary Borrower, WP Prism Inc., as Holdings, Citibank, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., as an L/C Issuer and the other lenders party thereto.

10.2	U.S. Security Agreement, dated as of May 18, 2012, among Bausch & Lomb Incorporated, as Parent Borrower, WP Prism Inc., as Holdings, certain subsidiaries of Bausch & Lomb Incorporated identified therein and Citibank, N.A., as Administrative Agent.

10.3	U.S. Guaranty, dated as of May 18, 2012, among WP Prism Inc., as Holdings, Bausch & Lomb Incorporated, as the Parent Borrower, Bausch & Lomb B.V., as the Dutch Subsidiary Borrower, certain subsidiaries of Bausch & Lomb Incorporated identified therein, and Citibank, N.A., as Administrative Agent.

10.4	Guarantee Agreement (Parent Borrower’s obligation), dated May 18, 2012, among Bausch & Lomb International Inc. (in its capacity as general partner and for the account and risk of Bausch & Lomb Dutch Holdings C.V., as Guarantor) and Citibank, N.A., as Administrative Agent.

10.5	Guarantee Agreement (Dutch Subsidiary Borrower’s obligation), dated May 18, 2012, among Bausch & Lomb International Inc. (in its capacity as general partner and for the account and risk of Bausch & Lomb Dutch Holdings C.V., as Guarantor) and Citibank, N.A., as Administrative Agent.

10.6	Agreement and Deed of Pledge of Shares, Bausch & Lomb B.V., dated May 18, 2012.

10.7	Foreign Subsidiary Guaranty, dated as of June 15, 2012, among Bausch & Lomb B.V., as the Dutch Subsidiary Borrower, certain subsidiaries of Bausch & Lomb Incorporated identified therein and Citibank, N.A., as Administrative Agent.

10.8	Securities Account Pledge Agreement, dated June 15, 2012, among BCF as Pledgor, Bausch & Lomb France, as Securities Account Holder, and Citibank, N.A., as Administrative Agent.

10.9	Pledge of Receivable, dated June 15, 2012, between Bausch & Lomb B.V., as Pledgor and Citibank, N.A., as Administrative Agent.

10.10	Assignment Agreement, dated June 15, 2012, between Bausch & Lomb Luxembourg S.à.r.l., as Assignor, and Citibank, N.A., as Administrative Agent.

10.11	Shares Charge, dated June 15, 2012, between BCF S.A.S., as Chargor, and Citibank, N.A., as Administrative Agent.

10.12	Receivables Pledge Agreement, dated June 15, 2012, between Bausch & Lomb Luxembourg S.à.r.l., as Pledgor,and Citibank, N.A., as Pledgee.

10.13	All Assets Security Agreement, dated June 15, 2012, between Bausch & Lomb B.V., as Original Security Provider, and Citibank, N.A., as Administrative Agent.

10.14	Pledge of Shares of (Bausch & Lomb Fribourg S.à.r.l., dated June 15, 2012, among Bausch & Lomb B.V., as Pledgor, Citibank, N.A., as Administrative Agent and the Secured Parties identified herein.

10.15	Pledge Over Shares Agreement (Bausch & Lomb Luxembourg S.à.r.l.), dated June 18, 2012, among Bausch & Lomb B.V., as Pledgor, Bausch & Lomb Luxembourg S.à.r.l., as Company, and Citibank, N.A., as Administrative Agent.

10.16	Corporate Officer Separation Plan for New Hires, effective April 28, 2008.

10.17	Employment Agreement between WP Prism Inc. and Brenton Saunders, dated March 18, 2010 as amended by Amendment No. 1 on January 1, 2012.

10.18	Employment Term Sheet dated March 19, 2009 between WP Prism Inc., Bausch & Lomb Incorporated and Brian J. Harris.

10.19	Employment Term Sheet dated May 1, 2012 between WP Prism Inc., Bausch & Lomb Incorporated and John Barr.

10.20	Employment Term Sheet dated August 16, 2010 between WP Prism Inc., Bausch & Lomb Incorporated and Daniel M. Wechsler.

10.21	Employment Term Sheet dated September 23, 2011 between WP Prism Inc., Bausch & Lomb Incorporated and Sheila Hopkins.

10.22	Bausch & Lomb Incorporated Executive Deferred Compensation Plan for Post-2004 Deferrals dated November 7, 2006, as amended.

10.23	WP Prism Inc. Management Stock Option Plan, as amended and restated on November 14, 2012.

10.24	Form of Stock Option Grant Agreement for Operations Leadership Team members.

10.25	Form of Foundation Equity Plan Stock Option Grant Agreement for officers not residing in California.

10.26	Form of Foundation Equity Plan Stock Option Grant Agreement for John Barr.

10.27	Form of WP Prism Inc. Equity Plan Stock Option Grant Agreement for officers not residing in California.

10.28	Form of Director Stock Option Grant Agreement.

10.29	Transformation Grant Agreement between WP Prism Inc. and Brenton Saunders, dated August 14, 2012.

10.30	Bausch & Lomb Incorporated Annual Incentive Compensation Plan, effective January 1, 2011.

21.1	List of subsidiaries of Bausch & Lomb Holdings Incorporated, upon completion of this offering.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of BDO USA LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Independent Auditors.

23.4*	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page)
*	To be filed by amendment.